Exhibit 99.17

Scott Wilson Mining

AVALON RARE METALS INC.

TECHNICAL REPORT ON THE THOR LAKE PROJECT, NORTHWEST TERRITORIES, CANADA

NI 43-101 Report

Authors:
Jason J. Cox, P.Eng.
Christopher Moreton, Ph.D., P.Geo.
John R. Goode, P.Eng.
Donald H. Hains, P.Geo.

Original: July 29, 2010
Amended: September 21, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Thor Lake Project, Northwest Territories, Canada		
Client Name & Address	Avalon Rare Metals Inc. Suite 1901 - 130 Adelaide Street West Toronto, Ontario M5H 3P5		
Document Reference	Project # 1384	***Status & Issue No.***	Final Version
Issue Date	July 29, 2010, as amended September 21, 2010		
Lead Author	Jason J. Cox	(Signed)	
Peer Reviewer	Richard J. Lambert	(Signed)	
Project Manager Approval	Jason J. Cox	(Signed)	
Project Director Approval	(name)	(signature & date)	

Report Distribution

Name	No. of Copies
Client	
Scott Wilson RPA Filing	1 (project box) 1 (project file)

Scott Wilson Roscoe Postle Associates Inc.
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Canada
Tel: +1 416 947 0907
Fax: +1 416 947 0395
mining@scottwilson.com

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Avalon Rare Metals Inc. (Avalon) to prepare an independent technical report on the Thor Lake Project in the Northwest Territories, Canada. The purpose of this report is to summarize the results of the Pre-Feasibility Study (PFS) on the Project, including an update to the Mineral Resources and Mineral Reserve estimates. This report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Starting in 1976, the Thor Lake Property (TLP) has been explored by a number of companies for Rare Earth Elements (REEs), Niobium and Tantalum. In May 2005, Avalon purchased from Beta Minerals Inc. a 100% interest and full title, subject to royalties, to the Thor Lake property. Wardrop completed a Preliminary Assessment of the Project in 2006. A PFS commenced in 2009 led by Scott Wilson RPA, which covered a review of the most recent Resource Estimate, mine design, design of concentrator and hydrometallurgical plant, cost estimation and economic analysis. Melis Engineering Ltd. (Melis) carried out the design and cost estimates for the concentrator and capital cost estimates for the hydrometallurgical plant, J.R. Goode and Associates directed hydrometallurgical tests and carried out design and operating cost estimates for the hydrometallurgical plant, Knight Piésold carried out geotechnical studies, tailings and infrastructure designs, Stantec Inc. carried out an Environmental Baseline Study, EBA Engineering Consultants Ltd. provided advice on the permitting process, and Avalon provided marketing studies, which were reviewed by Scott Wilson RPA.

The Project comprises:

- An undeveloped Rare Earths deposit.
- An exploration camp, with facilities suitable for summer and winter diamond drill programs.
- 12 million tonnes of Mineral Reserves of REEs, Zirconium, Niobium and Tantalum.
- Potential development of an underground mining operation with an 18 year mine life at 730,000 tpa.

- Significant additional Mineral Resources extending laterally within and beyond the Mineral Reserves.

CONCLUSIONS

In the opinion of Scott Wilson RPA, the PFS indicates positive economic results can be obtained for the Thor Lake Project, in a scenario that includes underground mining, preparation of a bulk concentrate at Thor Lake, and hydrometallurgical processing at a plant to be constructed at Pine Point. The final products will be a mixed rare earth oxide concentrate, a zirconium oxide concentrate, a niobium oxide concentrate, and a tantalum oxide concentrate.

Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

The Life of Mine Plan (LOMP) for the Project indicates that Mineral Reserves of 12 million tonnes, at an average grade of 1.70% Total Rare Earth Oxide (TREO) including 0.38% Heavy Rare Earth Oxide (HREO), 3.16% ZrO_2, 0.41% Nb_2O_5 and 0.041% Ta_2O_5 will be mined over 18 years, starting in 2014. LOMP production totals 151,257 t of TREO, 305,938 t ZrO_2, 27,374 t Nb_2O_5 and 1,549 t Ta_2O_5. The production is based on starting at 1,000 tpd and increasing the rate to 2,000 tpd by Year 4.

Capital costs for construction are estimated to total C$729 million, including a contingency of C$115 million. Cash costs are projected to average C$267 per tonne of ore mined (including hydrometallurgical processing), or US$5.93 per kg of product.

At the forecast prices for the Project products, US$21.94/kg TREO, US$3.77/kg ZrO_2, US$45/kg Nb_2O_5 and US$130/kg Ta_2O_5, the Project is estimated to generate net revenue of C$536 per tonne of ore mined, or US$11.91 per kg of product. Pre-tax cash flow totals C$2.1 billion, with an NPV of C$428 million (at an 8% discount rate), and the IRR is 14%. On an after-tax basis, the cash flow totals C$1.5 billion, with an NPV of C$236 million (at an 8% discount rate), and the IRR is 12%.

Specific conclusions by area of the PFS are as follows.

GEOLOGY AND MINERAL RESOURCES

- An extensive diamond drilling program by Avalon Rare Metals has defined two layers of REE mineralization at the Nechalacho Deposit, known as the Upper and Basal Zones. The latter is preferentially enriched in heavy rare earth elements. This deposit is genetically-related to a peralkaline intrusion called the Thor Lake Syenite and it displays features that reflect magmatic segregation and layering as well as hydrothermal/metasomatic overprinting. This deposit type is not common and Avalon has secured the services of people that are skilled at drilling, logging, sampling and modelling this type of deposit.

- Indicated Mineral Resources in the Basal Zone form the basis of the Mineral Reserves, and are estimated to be 14.5 million tonnes, at an average grade of 1.82% TREO including 0.40% HREO, 3.38% ZrO_2, 0.44% Nb_2O_5 and 0.043% Ta_2O_5. Additional resources in the Nechalacho deposit are as follows:
    - Indicated Mineral Resources in the Upper Zone, estimated to be 7 million tonnes, at an average grade of 1.45% TREO including 0.17% HREO, 1.86% ZrO_2, 0.29% Nb_2O_5 and 0.019% Ta_2O_5.
    - Inferred Mineral Resources in the Basal Zone, estimated to be 77 million tonnes, at an average grade of 1.60% TREO including 0.33% HREO, 3.14% ZrO_2, 0.44% Nb_2O_5 and 0.041% Ta_2O_5.
    - Inferred Mineral Resources in the Upper Zone, estimated to be 99 million tonnes, at an average grade of 1.29% TREO including 0.12% HREO, 2.44% ZrO_2, 0.36% Nb_2O_5 and 0.021% Ta_2O_5.

- Mineral Resources were evaluated at an NMR cut-off of C$260 per tonne, based on Pre-Feasibility operating cost estimates. NMR values are calculated in the block model by applying PFS price, recovery, and payable factors to the TREO, ZrO_2, Nb_2O_5 and Ta_2O_5 grades. This methodology is a change from previous estimates, which were based on a cut-off TREO grade, with no consideration for byproduct revenue. The net effect is a significantly lower cut-off value, with a corresponding increase in Mineral Resource tonnage, especially in the Upper Zone.

- Avalon has created a set of internal standards for use in assessing the accuracy of the assaying process. These standards, which have been certified as acceptable by an independent third party, are part of Avalon's comprehensive QA/QC program involving blanks, standards and duplicates. A number of samples have been rejected and re-ran at the lab following the assessment of the values returned for the QA/QC samples and Scott Wilson RPA is of the opinion that the database is valid and suitable for use in resource estimation. Independent validation using assay certificates sent directly from the lab has shown that the database values are correct.

- Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by Avalon at the Nechalacho Deposit to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a development project.

- Drill results from the most recent program (Winter 2009/2010), not yet incorporated into the Mineral Resource estimate, look promising, with potential to extend high-grade portions of the Basal Zone.

MINING

- Probable Mineral Reserves are estimated to be 12.0 million tonnes with grades of 1.71% TREO, including 0.38% HREO, 3.16% ZrO_2, 0.41% Nb_2O_5, and 0.041% Ta_2O_5. Mineral Reserves were estimated at a cut-off value based on a net metal value of C$260 per tonne. Mineral Reserves are based on an underground mine design and stope schedule. Scott Wilson RPA notes that mineralization extends considerably beyond the designed underground mine.

- The deposit is relatively flat-lying, and will be mined with a combination of long hole stoping and drift & fill stoping. The minimum thickness used in the development of the Mineral Reserve estimate was five metres.

- The dilution is estimated to be 15%. This includes low grade, waste and inferred mineral resources within the planned stope outlines.

- The stope schedule was developed on the basis of mining the highest grade stopes first. Further refinement of the stope schedule may lead to small increases in feed grades in the early years.

- Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder. Testwork to demonstrate that a suitable paste fill can be generated from the tailings has yet to be completed.

PROCESSING – CONCENTRATOR

- Mineral processing testwork indicates that the TREO, ZrO_2, Nb_2O_5 and Ta_2O_5 can be recovered in a flotation circuit after crushing and grinding to 80% minus 38 µ with recoveries of 80% of the TREO, 90% of the zirconium oxide, 69% of the niobium oxide and 63% of the tantalum oxide to a flotation concentrate. The processing circuit also includes magnetic and gravity separation stages. The design basis for the PFS was to take 18% of the feed to the concentrate.

- The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical facility at Pine Point each summer using barges to cross Great Slave Lake.

- Tailings from the flotation plant will be stored in a Tailings Management Facility (TMF) located north-east of the mill site.

PROCESSING – HYDROMETALLURGICAL PLANT

- Metallurgical process testwork for the extraction of the TREO, zirconium oxide, niobium oxide and tantalum oxide from the flotation concentrate was carried out and the recoveries of 96% of the TREO, 93% of the zirconium oxide, 82% of the niobium oxide and 60% of the tantalum oxide were demonstrated in the laboratory.

- The hydrometallurgical plant will consist of a concentrate "cracking" process, using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

- The hydrometallurgical process plant will consume a significant quantity of reagents, which are brought to site by rail to Hay River and then by truck to the plant. A stand-alone sulphuric acid plant is included to provide acid for the process.

- The products from the hydrometallurgical plant will be a mixed rare earth oxides concentrate, and separate zirconium oxide, niobium oxide and tantalum oxide concentrates.

- The products will be shipped in one tonne capacity plastic sacks on pallets (or steel drums for the tantalum oxide) and will be taken by truck to the rail head at Hay River and then by rail to Vancouver or to a central location in the USA.

- Tailings from the hydrometallurgical process will be stored in a TMF to be constructed on top of the existing tailings facility near the plant site. It is envisioned that tailings from the Project will be kept separated from the historical tailings by a plastic liner.

- Pine Point was selected as a reasonable location within the NWT for the hydrometallurgical facility, due to the existing disturbance at the brown-field site, reasonable logistics for concentrate and reagent transportation, and access to infrastructure. Both Avalon's aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical plant in the north. In Scott Wilson RPA's opinion, however, the cost of transporting the required reagents outweighs the cost of transporting the concentrate further south, and the Project is incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

INFRASTRUCTURE – THOR LAKE

- The Thor Lake site is isolated and access will be limited to year-round aircraft, and summer barges. Winter ice roads on Great Slave Lake are also feasible, but are not included as an integral part of the PFS.

- A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake.

- A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the TMF and the barge dock on Great Slave Lake will be developed.

- The initial site power will be provided by a 4.7 MW capacity diesel generating station. This will be expanded to 8.4 MW as part of the planned increase in production rate. The diesel plant design is based upon having two spare units at any given time.

INFRASTRUCTURE – PINE POINT

- The Pine Point site is accessible by all-weather roads and highways.
- A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies.
- Offices, shops, yards, and access roads to the TMF and the temporary barge dock on Great Slave Lake will be developed.
- Power will be taken from the southern NWT power grid, with hydroelectricity taken from the Taltson Dam hydroelectric facility.
- The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

ENVIRONMENT

- Baseline studies have been completed for the Project locations.
- Avalon has prepared and submitted a project description report, completed preliminary screening and commenced the Environmental Assessment process necessary for the permit application process in the NWT.
- Rock characterization studies indicate that the rock is not an acid producer.
- Nechalacho mineralization has uranium levels that are higher than average naturally occurring granite, but below levels typically experienced in other rare earth deposits. The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths, including the low levels of thorium in the rock minerals. The overall radiation level in the concentrate is expected to be below Canadian TDGR regulations, and will not require special handling as Dangerous Goods.
- In Scott Wilson RPA's opinion, environmental considerations are typical of underground mining and processing facilities and are being addressed in a manner that is reasonable and appropriate for the stage of the Project.

ECONOMICS

- Scott Wilson RPA notes that the prices used in the PFS are higher than current prices. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014. Unlike forecasts for more common metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals produced by the Project are higher than current prices. Since the Project schedules production commencing in 2014, Scott Wilson RPA is of the opinion that these long-term price forecasts are a reasonable basis for estimation of Mineral Reserves.

- Production rates selected for the Project were market-driven, with consideration for limiting production to a portion of forecast demand growth for rare earths, to avoid disturbing the current market balance. Given the extent of the Nechalacho deposit resources, a significantly higher production rate would be reasonable, absent this market constraint. Scott Wilson RPA expects that significant improvements in Project economics could be realized in a higher production rate scenario.

- Income taxes and NWT mining royalties on the Project are dependent on the selected method of depreciation of capital, and may also be reduced by application of credits accumulated by Avalon. In Scott Wilson's opinion, there is potential to improve the after-tax economic results, as the Project is advanced.

- A work-in-process capital allowance has been included in the Project cash flow, representing delays in realization of revenue from Project products. This delay has been assumed to average two months. As the Project is advanced, and commercial terms established, this assumption may change, with a corresponding effect on Project economics.

RECOMMENDATIONS

Scott Wilson RPA recommends that Avalon advance the Thor Lake Project to the Feasibility Study stage and continue the NWT permitting process. Specific recommendations by area are as follows.

GEOLOGY AND MINERAL RESOURCES

Scott Wilson RPA makes the following recommendations:

- Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization.

- Continue in-fill drilling to upgrade Indicated Resources to Measured Resources and upgrade Inferred Resources to Indicated Resources.

- Drill additional drill holes at appropriate angles to assess the nature and significance of the sub-vertical structures since these features may have an effect on the grade distribution and continuity, both of which may affect mining.

- Make an attempt to understand grade continuity for various elements through the use of variography as the database grows. If successful, the results can be incorporated into a new interpolation strategy (such as Ordinary Kriging).

- Attempt to use a different search strategy. In particular, varying the number of composites used for the estimate on a per-hole basis should be assessed when a new resource is estimated.

- Incorporate a Distance Model in the interpolation procedure to assist with the classification model.

- Review cut-off value parameters for the next stage of Project studies.

MINING

Scott Wilson RPA makes the following recommendations:

- Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.

- Carry out paste fill design and testwork to determine the suitability of the tailings and to estimate the quantity of paste fill which can be generated from the tailings stream.

- Incorporate additional Indicated Resources into the mine plan as they become available.

- Investigate higher production rate scenarios.

PROCESSING – CONCENTRATOR

- Optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the Feasibility stage.

- Perform a pilot plant demonstration of the flotation process.

PROCESSING – HYDROMETALLURGICAL PLANT

- Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate and run a pilot plant demonstration of the process.

- Conduct a trade-off study for site location of the hydrometallurgical plant.

- A site specific seismic review is recommended for the TMF during the next phase of engineering.

INFRASTRUCTURE

- Review availability of grid power for both site locations as the Project is advanced.

ENVIRONMENT

- Continue the permitting process for the Project.

ECONOMICS

- Review the marketing considerations as they apply to the project.

Avalon provided a budget (Table 1-1) for the completion of a Feasibility Study, environmental assessment and permitting, aboriginal engagement, metallurgical pilot

tests and securing customer contracts. In the opinion of Scott Wilson RPA, this budget is reasonable and appropriate for advancing the Project.

TABLE 1-1 PROJECT ADVANCEMENT BUDGET
Avalon Rare Metals Inc. – Thor Lake Project

Item	Cost (C$ millions)
Exploration/Upgrade Drilling & Geology	19.5
Metallurgical Testwork	5.0
Technical Studies & Support	4.0
Environmental Work	2.0
Sales & Marketing	1.5
Administration	11.5
Total	**43.5**

ECONOMIC ANALYSIS

A Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 1-2. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

PRODUCTION

- Mineral Reserves of 12.01 Mt at a grade at an average NMR of C$534/t
- Underground mining using a combination of cut and fill, and long hole stoping
- Production of ore starting at 1,000 tpd in Year 1 and ramping up to 2,000 tpd in Year 4
- Two years of construction followed by 18 years of mine life
- Producing a bulk flotation concentrate containing REO, ZrO_2, Ta_2O_5 and Nb_2O_5 at Thor Lake
- Barging 130,000 tonnes of concentrate (at full production) across the Great Slave Lake to Pine Point annually in the summer
- Hydrometallurgical extraction of TREO, ZrO_2, Ta_2O_5 and Nb_2O_5 at Pine Point

REVENUE

- Concentration and Hydrometallurgical recoveries as indicated by testwork
- Metal price:

- Independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014
    - No inflation after 2014 (assumed commencement of production)
    - Average price per kg of product is US$11.91
    - TREO prices reflect premium for HREO's in the product.
- Revenue is 56% from TREO, 21% from Nb_2O_5, 20% from ZrO_2 and 3% from Ta_2O_5.
- An exchange rate of C$1.11/US$
- Revenue is delayed by two months after production at hydrometallurgical plant to account for delay in payment while product is shipped to markets.

COSTS

- Pre-production capital of C$582 million
- Life of mine capital of C$900 million
- Average life of mine operating cost of C$267/t

TAXES AND ROYALTIES

- A 3% NSR royalty and an NWT royalty on profits
- A federal tax rate of 15% and a territorial tax rate of 11.5%

Table 1-2 Cash Flow Summary
Avalon Rare Metals Inc. – Thor Lake Project

CASH FLOW ANALYSIS

The cash flow analysis in this report is based on the extraction of the Probable Mineral Reserves in a production plan which extends to the end of Year 20.

PRE-TAX

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals C$2,091 million over the mine life and simple payback occurs 6.84 years after the start of production. The IRR is 14.2% and the net present value (NPV) is as follows:

- C$826 million at a 5% discount rate
- C$428 million at an 8% discount rate
- C$246 million at a 10% discount rate

AFTER-TAX

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals C$1,506 million over the mine life and simple payback occurs 7.25 years after the start of production. The IRR is 11.8% and the net present value (NPV) is as follows:

- C$540 million at a 5% discount rate
- C$236 million at an 8% discount rate
- C$97 million at a 10% discount rate

The cost per kilogram of product is US$5.93, and the net revenue per kilogram of product is US$11.91. The average annual production of saleable products is 26,000 tonnes, which rises to a maximum of 32,900 tonnes in Year 16.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Product Prices
- Exchange Rate
- Operating costs
- Capital costs
- TREO price
- ZrO_2 price

The sensitivity of the base case 8% NPV has been calculated for -20% to +20% variations in the above noted parameters. The project NPV is most sensitive to metal price and recovery followed by foreign exchange rate, operating costs, capital costs and individual product constituent prices.

The sensitivities are shown in Figure 1-1 and Table 1-3. The sensitivities to metallurgical recovery and head grade are identical to that of price (for all constituents combined) and are therefore plotted on the same line.

FIGURE 1-1 SENSITIVITY ANALYSIS


After-Tax NPV at 8% (C$ millions)
700
600
500
400
300
200
100
-
-100
-200
-20%
-10%
Base Case
+10%
+20%
Factor of Change
TREO Price
Operating cost
Capital Cost
Zr2O3 Price
Exchange Rate
Revenue

TABLE 1-3 SENSITIVITY ANALYSIS
Avalon Rare Metals Inc. – Thor Lake Project

Parameter Variables	Units	-20%	-10%	Base Case	10%	20%
ZrO_2 Price	US$/kg	3.02	3.39	3.77	4.15	4.52
TREO Price	US$/kg	17.56	19.75	21.94	24.14	26.33
Exchange Rate	C$/US$	0.89	1.00	1.11	1.22	1.33
Revenue	C$ millions	5.16	5.80	6.44	7.09	7.73
Operating Cost	C$/tonne	214	240	267	294	320
Capital Cost	C$ millions	720	810	900	990	1,080

NPV @ 8%	Units	-20%	-10%	Base Case	10%	20%
ZrO_2 Price	C$ millions	169	202	236	269	301
TREO Price	C$ millions	43	139	236	330	424
Exchange Rate	C$ millions	(16)	111	236	358	480
Revenue	C$ millions	(125)	58	236	409	584
Operating Cost	C$ millions	414	325	236	144	53
Capital Cost	C$ millions	393	314	236	157	79

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Thor Lake property is located in Canada's Northwest Territories, 100 km southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake (GSL). The property is within the Mackenzie Mining District of the Northwest Territories and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06'30"N and 112°35'30"W (6,886,500N, 417,000E – NAD83).

The Pine Point property is located 90 km east of Hay River in the Northwest Territories. It is located roughly 8 km south of the south shore of the Great Slave Lake and is accessible by Highway 5, which is an all season highway. It is a former Cominco mine and is the proposed location of the hydrometallurgical facilities of the Project.

LAND TENURE

The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 ha, or 10,449 acres) and three claims (totalling 1,869 ha, or 4,597 acres). The claims were staked in 2009 to cover favourable geology to the west of the mining leases. Pertinent data for the mining leases are shown in Table 4-1 while the mineral claims data are shown in Table 1-5. The Thor Lake mineral leases have been legally surveyed and are recorded on a Plan of Survey.

TABLE 1-4 MINERAL LEASE SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Lease Number	Area (ha)	Legal Description	Effective Date	Expiration Date
3178	1,053	Lot 1001, 85 I/2	05/22/1985	05/22/2027
3179	939	Lot 1000, 85 I/2	05/22/1985	05/22/2027
3265	367	Lot 1005, 85 I/2	03/02/1987	03/02/2029
3266	850	Lot 1007, 85 I/2	03/02/1987	03/02/2029
3267	1,040	Lot 1006, 85 I/2	03/02/1987	03/02/2029
Total	**4,249**			

TABLE 1-5 MINERAL CLAIMS SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Mineral Claim Number	Mineral Claim Name	Claim Sheet Number	Mining District
K12405	Angela 1	85I2	Mackenzie
K12406	Angela 2	85I2	Mackenzie
K12407	Angela 3	85I2	Mackenzie

The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $2.47/ha ($1.00 per acre) are required to keep the leases in good standing. Avalon owns 100% of all of the leases subject to various legal agreements described below.

LEGAL AGREEMENTS, UNDERLYING ROYALTY INTERESTS

Two underlying royalty agreements exist on the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% Net Smelter Return (NSR) royalty that applies to the entire Thor Lake property and has a provision for Avalon to buy out the royalty at the commencement for production. The Calabras/Lutoda Royalty Agreement totals 3% NSR.

SITE INFRASTRUCTURE

Infrastructure at the TLP includes a trailer camp, miscellaneous buildings, a six tank fuel farm, a tent camp and a core storage area. Avalon has obtained a permit to construct an airstrip on the TLP. Roughly 6,000 cubic metres of historic waste piles have been removed for use in the proposed airstrip.

The Pine Pont site can be accessed from highway 5, which is an all season highway. The site has former site roads, former rail bed leading to the Hay River railhead, a former airstrip, power lines, and a decommissioned tailings facility. One of the site roads (8 km) leads to the Great Slave Lake, which can be used to connect the plant to the proposed barge dock.

HISTORY

The TLP area was first mapped by J.F. Henderson and A.W. Joliffe of the Geological Survey of Canada (GSC) in 1937 and 1938. The first staking activity at Thor Lake dates from July 1970 when claims were staked for uranium. In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T-Zone within the TLP.

Four more claims were staked in the area in 1973. In 1976, Highwood Resources Ltd., in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property. From 1976 to 1979, exploration programs included geological mapping, sampling and trenching on the Lake (Nechalacho), Fluorite, R-, S-

and T-zones. Twenty-two drill holes were also completed, seven of these on the Lake Zone. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Results indicated a general paucity of uranium mineralization and that the anomalous radioactivity was due to thorium. Following this, and inconclusive lake bottom radiometric and radon gas soil surveys, Calabras, a private holding company, acquired a 30% interest in the property by financing further exploration by Highwood. This was done through Lutoda Holdings, a company incorporated in Canada and owned by Calabras.

Placer Development Ltd. (Placer) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency (VLF) electro-magnetic and scintillometer surveys on the Lake Zone. Thirteen holes were initially drilled in 1980. This was followed by five more in 1981 focused around drill hole 80-05 (43 m grading 0.52% Nb_2O_5 and 0.034% Ta_2O_5). Preliminary metallurgical scoping work was also conducted, but Placer relinquished its option in April of 1982 when the mineralization did not prove amenable to conventional metallurgical extraction.

From 1983 to 1985, the majority of the work on the property was concentrated on the T-Zone and included geochemical surveys, berylometer surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. During this period, a gravity survey was conducted to delineate the extent of the Lake Zone.

In August of 1986, the property was joint-ventured with Hecla Mining Company of Canada Ltd. (Hecla). By completing a feasibility study and arranging financing to bring the property into production, Hecla could earn a 50% interest in the property. However, in 1990, after completing considerable work on the T-Zone, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (Conwest) and the Thor Lake project remained dormant until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. (Mountain), a private company controlled by Royal Oak Mines Ltd., acquired the 34% controlling interest of Highwood following which Highwood and Mountain were merged under the name Highwood.

In 1997, Highwood conducted an extensive re-examination of Thor Lake that included a proposal to extract a 100,000 tonne bulk sample. Applications were submitted for permits that would allow for small-scale development of the T-Zone deposit, as well as for processing over a four to five year period. In late 1999, the application was withdrawn.

In 1999 Dynatec Corporation acquired the control block of Highwood shares. In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec. In 2001, Navigator Exploration Corp. (Navigator) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at Lakefield in order to define a process for producing a marketable tantalum concentrate from the Lake Zone. These efforts produced a metallurgical grade tantalum/zirconium/niobium/yttrium/REE bulk concentrate. The option, however, was dropped in 2004 due to falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. (Beta) acquired Highwood's interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. In May 2005 Avalon purchased from Beta a 100% interest and full title, subject to royalties, to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Lake Zone drill core to further assess the yttrium and HREE resources on the property. In 2006, Wardrop Engineering Inc. (Wardrop) was retained to conduct a Preliminary Assessment (PA) of the Thor Lake deposits (Wardrop, 2009). In 2007 and 2008 Avalon commenced further drilling of the Lake Zone. This led to a further technical report on the property (Wardrop, 2009).

GEOLOGY

The Thor Lake rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor

Lake Syenite and an unnamed nepheline-sodalite syenite. The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". It forms a distinct semi-circular ridge, locally termed the rim syenite that can be traced for a distance of about eight kilometers and is thought to be a ring dyke. In outcrop, Thor Lake Syenite is seen to transition to Grace Lake granite with the appearance of quartz on the solidus in an otherwise felspathic rock. Thus the Grace Lake Granite and Thor Lake Syenite are believed to be closely related intrusives. The host of the Nechalacho mineralization, the nepheline-sodalite syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho deposit and smaller North T, South T, S and R Zones. The Nechalacho deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. Nechalacho is particularly notable for its enrichment in the more valuable HREEs such as europium, terbium and dysprosium, relative to LREEs such as lanthanum and cerium.

The nepheline-sodalite syenite that hosts the Nechalacho deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake granite:

1. It has a distinct chemical composition showing undersaturation in quartz., with nepheline and sodalite variously as rock-forming minerals.
2. It has cumulate layering.
3. It contains agpaitic zircono-silicates including eudialyte.
4. It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

This syenite is only exposed at surface in a window through the Thor Lake Syenite in the area encompassing Long Lake to Thor Lake. It is believed to dip underneath that Thor Lake Syenite in all directions. Also, the Nechalacho deposit mineralization, which occurs in the top, or apex, of the syenite, is also present in throughout this window through the Thor Lake Syenite. This unnamed syenite is referred to in this report as the "Ore (Nechalacho) Nepheline Sodalite Syenite".

The Nechalacho deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of 200 to 250 metres, characterized by alternating sub-horizontal

layers of relatively high and lower grade REE mineralization. HREE are present in the Nechalacho deposit in fergusonite ((Y,HREE)NbO_4) and zircon ($ZrSiO_4$), whereas the LREE are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

There is a gradual increase in HREE from surface to depth with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Thus typical proportions of HREO relative to TREO in Upper Zone can be 7 to 10% but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

The ore (Nechalacho) nepheline sodalite syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered eudialyte cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various Na and Fe fluids. Pre-existing zircon-silicates are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, alteration decreases relatively quickly, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite

MINERAL RESOURCES AND MINERAL RESERVES

MINERAL RESOURCES

The last publicly available NI 43-101 technical report and mineral resource estimate for the Nechalacho deposit (or Lake Zone as it was then known) was completed by Wardrop Engineering (Wardrop). The effective date for Wardrop's resource estimate is March 30, 2009. Since that time, updated resource estimates have been released in two press releases (January 14, 2010 and June 14, 2010). The June 14, 2010 update increased

the Nechalacho Deposit resources by more than 100% which required an updated technical report (this report).

The technical data used for the January 14, 2010 resource estimate was compiled, validated and evaluated by Hudgtec Consulting Ltd (Hudgtec) of Dartmouth, Nova Scotia, Canada. Bruce Hudgins, President of Hudgtec Consulting Ltd. (Hudgtec), was the QP for this resource estimate. Scott Wilson RPA reviewed Hudgtec's methodology for the January estimate and found no substantive issues. The January 2010 technical data was updated with new drill hole information and assay data for use in the June 14, 2010 resource estimate. Bruce Hudgins also validated this data set, updated the wireframe and interpolated values for the REE elements (plus Zr, Nb, Ga and Ta) into the block model. Over-limit assays were re-run using a different geochemical method and the revised values were incorporated into the database. Again, the methodology was reviewed by Scott Wilson RPA and found to be acceptable. Christopher Moreton PhD., P.Geo, Senior Consulting Geologist with Scott Wilson RPA, is the QP for the June 14, 2010 resource estimate.

Scott Wilson RPA converted some inferred resources to indicated resources and reported the June 14, 2010 resource estimate using a Net Metal Return (NMR) cut-off grade (Table 1-6). This is an economic number rather than an oxide cut-off value. The rationale behind this change in the cut-off parameter is explained further under 'Cut-Off Grade'.

TABLE 1-6 MINERAL RESOURCE SUMMARY

Avalon Rare Metals Inc. – Thor Lake Project

	Tonnes (millions)	TREO (%)	HREO (%)	ZrO_2 (ppm)	Nb_2O_5 (ppm)	Ga_2O_3 (ppm)	Ta_2O_5 (ppm)
Indicated							
Upper Zone	6.89	1.45	0.17	18,560	2,856	175	194
Basal Zone	14.48	1.82	0.40	33,843	4,370	144	430
Total Indicated	**21.36**	**1.70**	**0.32**	**28,917**	**3,882**	**154**	**354**
Inferred							
Upper Zone	99.06	1.29	0.12	24,371	3,640	172	210
Basal Zone	76.87	1.60	0.33	31,378	4,428	134	413
Total Inferred	**175.93**	**1.43**	**0.21**	**27,433**	**3,985**	**155**	**298**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Resources are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Resource densities in the block model are interpolated values averaging 2.87 t/m^3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
8. Indicated Mineral Resources are inclusive of Mineral Reserves.
9. Totals may differ from sum or weighted sum of numbers due to rounding.
10. The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from 6 historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.
11. The sampling protocols as applied by Avalon were reported in detail in News Release 10-06, 12 May 2010, available on Avalon's website.

MINERAL RESERVES

A Mineral Reserve estimate for the Thor Lake Project has been prepared by Scott Wilson RPA as outlined in Table 1-7. The Mineral Reserve is based upon underground mining of the deposit. The cut-off grade for the design of the stopes was based upon an NMR value per tonne. The NMR value was based upon the estimated prices for the products after allowance for recovery at the flotation plant and the hydrometallurgical plant less the operating costs associated with the production of products. The Mineral Reserves were all converted from Indicated Mineral Resources, and no Inferred Mineral Resources were converted to Mineral Reserves. Where Inferred Mineral Resources are

included within the stope boundaries of the mine plan the material has been treated as dilution.

TABLE 1-7 MINERAL RESERVE SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnes (millions)	TREO (%)	HREO (%)	ZrO_2 (%)	Nb_2O_5 (%)	Ta_2O_5 (%)
Probable Reserves						
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Totals may differ from sum or weighted sum of numbers due to rounding.

MINING OPERATIONS

Access to the deposit will be through a ramp collared to the west of Long Lake. The Nechalacho deposit is planned to be mined by underground methods to access the higher grade resources at the base of the deposit and to minimize the surface disturbance. Ground conditions are expected to be good and primary stopes are expected to be stable at widths of 15 m. In light of the high value of the resources in the basal zone, the use of back fill is proposed and mining will be done with a first pass of primary stopes followed by pillar extraction after the primary stopes have been filled.

Mining will be done with rubber tired mechanized equipment to provide the maximum flexibility. Broken ore will be hauled and deposited in an ore pass leading to the underground crushing chamber. The underground crushing circuit will include primary and secondary crushing as well as screening. From the crushing plant the -15 mm fine ore will be stored in a 2,000 t fine ore bin. From the FOB the ore will be transported to the mill on surface by a conveyor system. The conveyor will be hung from the back of the main access decline.

The key design criteria set for the Thor Lake mine were:

- Mine start up at 500 tpd in month 1 to 750 tpd in months 2-3
- 1,000 tpd in months 4-33 (365,000 tpa)
- Month 34 at 1,400 tpd
- Month 35 at 1,600 tpd
- Month 36 at 1,800 tpd
- 2,000 tpd from year 4 onwards (730,000 tpa)
- Mechanized mining
- Paste back fill for maximum extraction

After initial consideration of the rock conditions it was determined that a reasonable mining approach would be to mine a sequence of 15 m wide primary stopes followed by extraction of the intervening 16 m wide secondary stopes after the primary stopes were mined and backfilled.

Stopes will be mined in a herring bone layout, with stopes up to 250 m long. Access to the stopes will be through three access ramps located outside the Indicated Resource in the Basal Zone. The access ramps would connect to a centrally located ore pass and three ventilation raises to surface.

Mine ventilation will be achieved with surface fans forcing air into the mine at the west end of the deposit and with airflow back along the mining zone and then upcast in the access ramp and one upcast raise to the north end and one upcast raise to the west end.

Recovery of the secondary stopes is planned by long hole mining with a top and bottom access. To reduce dilution the primary stopes will be filled with paste fill and a one metre thick skin will be left on each stope wall. It is expected that half of the skin will break due to blasting but this loss of ore is offset by the reduction in dilution due to back fill.

GEOTECHNICAL CONSIDERATIONS

The available geotechnical information from the TLP has been reviewed with the objective of providing preliminary stope sizing recommendations. Geotechnical

information for the pre-feasibility design recommendations is based on geotechnical logging completed in conjunction with the Avalon 2009 exploration drill program.

The results suggest that the rock masses encountered at the TLP are generally good quality and that there is little variation with depth. General observations include the following:

- Drill core recovery was consistently close to 100% suggesting that few zones of reduced rock mass quality were encountered.
- RQD values were generally in the 90 to 100% range.
- RMR values were generally ranged between 60 and 80 and would be typical of a GOOD quality rock mass.

MAIN DECLINE

The main access ramp will be driven from a location near the mill at a grade of -15%. From surface to a location below the fine ore bin the main access will be approximately 1,600 m in length. The decline design includes one transfer point for the conveyor. The decline will be driven as a 6.5 m high by 5 m wide to accommodate the overhead conveyor system and access to men and equipment.

The conveyor is planned to be a 76.2 cm wide conveyor belt to handle 100 tph of -15 mm crushed rock. The conveyor will have two segments with an underground transfer point. The conveyor lengths will be increased with space at the tail pulley and a take up for each belt.

UNDERGROUND LAYOUT

Stope access headings will be driven off three access ramps. The ramps are required to access the various stope elevations necessitated by the variations in the elevation of the footwall of the basal zone. The access development ramp and stope access headings will be driven as 5 m by 5 m headings and ramp grades will be limited to 15%. The three access ramps will be connected with haulage drifts which would have access to the ore pass.

The main ventilation intake will be at the west end of the stoping area. The intake shaft will be a two metre by two metre raise (4 m^2) either driven by Alimak or raise bored depending upon the availability of equipment and contractors. The raise will include a ladder way as a second egress. Additional ventilation raises will be developed at the

ends of the east and west ramps to provide exhaust ways for mine ventilation air to these areas.

STOPING

Stopes will be mined in a primary and secondary sequence. Primary stopes will be 15 m wide, while the secondary stopes will be 16 m wide to leave extra space and ensure the maintenance of good ground conditions in the secondary extraction sequence. There will be a one metre skin between primary and secondary stopes to minimize backfill dilution. The primary stopes will be developed using a 5 m x 5 m heading followed by the slashing of walls resulting in a 15 m x 5 m cut. Adjacent primary stopes will be developed simultaneously in a progressing chevron pattern. This would be followed by a take down back resulting in a 15 m high excavation. Where the zone is higher than 15 m, an overhand cut would be developed after the first cuts have been filled.

Development of secondary stopes will begin once the adjacent primary stopes have been filled. The secondary stopes will be developed with a 5 to 6 m wide drift down the center of the stope and the remaining width will be slashed and remote mucked. In the secondary stopes a one metre thick skin will be left on each side to reduce the amount of dilution from backfill. In the course of blasting it is assumed that a portion of the skin will fail and report to the muck pile.

Ore will be hauled from the stope by truck to the ore pass feeding the ROM bin located ahead of the crusher.

UNDERGROUND EQUIPMENT

The underground mining fleet will consist of 6 m^3 LHDs, two boom jumbos, 30 tonne to 40 tonne haul trucks and other ancillary equipment. A long hole drill will be required for the mining of secondary stopes.

UNDERGROUND INFRASTRUCTURE

Underground crushing will take place in a set of chambers excavated to form the crushing and screening plant. The crushing plant will consist of a coarse ore bin, primary crusher, gyratory, screen, secondary crusher, and a coarse ore bin. Discharge conveyors from the fine ore bin will feed the main conveyor, which would feed the rod mill on surface.

VENTILATION

Scott Wilson RPA has estimated the mine ventilation air flow requirement based on NWT mine regulations and the number of operating diesel equipment. The estimate amounts to 200,000 cfm for a production rate of 1,000 tpd and 300,000 cfm for a production rate of 2,000 tpd.

In light of the sub-zero temperatures and the need to maintain the mine in an unfrozen state to prevent freezing of water lines and/or ground water, the mine air will be heated using direct fired mine air heaters located at the mine air intake. The estimated propane consumption is 1.5 million litres for 1,000 tpd and 2 million litres for 2,000 tpd.

The mine is not expected to be a "wet" mine and ground water inflows are expected to be low with a maximum estimated 50 gpm of groundwater inflow into the mine. The estimate of groundwater inflow has been based upon the observations of the numerous core drill programs and observations from the test mine previously developed at the Thor lake site.

The planned production rates yield a mine life of 18 years for the Basal Zone Probable Mineral Reserves. The production schedule is shown in Table 1-8.

Table 1-8 Life of Mine Production Schedule
Avalon Rare Metals Inc. – Thor Lake Project

		Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Tonnage	'000t	12,014	335	365	419	730	730	730	730	730	730
TREO	ppm	17,028	18,791	17,656	17,536	18,070	18,097	16,143	16,170	17,065	15,606
Nb_2O_5	ppm	4,134	4,501	4,302	4,445	4,576	4,296	4,031	3,958	4,097	3,687
ZrO_2	ppm	31,646	35,547	33,709	33,653	35,251	34,857	31,144	31,062	31,018	26,960
Ta_2O_5	ppm	409	524	478	470	435	446	439	411	364	323
Ga_2O_3	ppm	130	117	124	135	132	137	119	120	146	152
Y_2O_3	ppm	1,990	2,919	2,601	2,201	2,078	2,056	2,245	2,128	1,828	1,366
Eu_2O_3	ppm	84	95	90	90	87	90	81	79	84	75
Gd_2O_3	ppm	632	725	681	678	663	675	606	602	633	556
Tb_2O_3	ppm	92	124	114	104	92	96	98	92	88	71
Dy_2O_3	ppm	482	684	627	526	471	482	520	486	425	320
Ho_2O_3	ppm	82	133	118	92	82	84	95	88	72	52
Er_2O_3	ppm	215	351	316	248	219	223	251	232	189	134
Tm_2O_3	ppm	28	48	41	32	29	29	33	31	25	18
Yb_2O_3	ppm	172	277	244	205	178	178	206	187	151	111
Lu_2O_3	ppm	24	38	30	28	25	25	28	26	21	15
La_2O_3	ppm	2,695	2,748	2,610	2,737	2,865	2,866	2,470	2,500	2,739	2,633
Ce_2O_3	ppm	6,082	6,082	5,779	6,117	6,521	6,526	5,483	5,608	6,215	5,998
Pr_2O_3	ppm	768	792	741	761	810	813	696	705	786	756
Nd_2O_3	ppm	3,036	3,065	2,902	3,032	3,252	3,241	2,724	2,793	3,128	2,966
Sm_2O_3	ppm	685	710	667	685	698	713	612	613	682	624
HfO_2	ppm	653	780	712	690	705	710	685	646	626	550
ThO_2	ppm	122	76	89	120	100	172	121	115	121	142

		Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18
Tonnage	'000t	730	730	730	730	730	730	730	730	675
TREO	ppm	14,156	16,510	16,434	17,701	17,007	18,704	18,192	18,163	15,743
Nb_2O_5	ppm	3,403	3,878	3,934	4,262	4,198	4,606	4,413	4,413	3,793
ZrO_2	ppm	23,474	28,906	30,098	32,661	30,681	36,500	34,962	33,965	28,984
Ta_2O_5	ppm	321	306	376	462	424	435	391	457	410
Ga_2O_3	ppm	145	151	141	133	145	147	144	147	124
Y_2O_3	ppm	1,645	1,368	1,907	2,586	1,806	1,851	1,715	2,110	2,192
Eu_2O_3	ppm	68	80	80	90	86	90	86	90	80
Gd_2O_3	ppm	514	564	607	682	648	673	652	673	601
Tb_2O_3	ppm	76	74	88	112	94	87	83	98	98
Dy_2O_3	ppm	375	328	430	600	454	422	394	487	513
Ho_2O_3	ppm	66	52	78	113	77	71	65	85	95
Er_2O_3	ppm	170	134	206	300	203	187	169	222	290
Tm_2O_3	ppm	22	17	28	40	26	25	22	29	34
Yb_2O_3	ppm	134	108	185	238	161	154	137	179	203
Lu_2O_3	ppm	18	15	23	33	22	22	19	25	28
La_2O_3	ppm	2,269	2,774	2,599	2,647	2,734	3,036	2,975	2,809	2,393
Ce_2O_3	ppm	5,080	6,344	5,916	5,865	6,122	6,972	6,850	6,519	5,293
Pr_2O_3	ppm	647	799	750	758	770	876	851	819	680
Nd_2O_3	ppm	2,525	3,156	2,962	2,959	3,036	3,496	3,447	3,217	2,698
Sm_2O_3	ppm	548	667	646	673	678	740	727	710	605
HfO_2	ppm	521	574	624	705	636	702	677	727	610
ThO_2	ppm	115	135	106	85	141	107	127	196	74

MINERAL PROCESSING

The important minerals in the Nechalacho deposit are zircon, allanite, monazite, fergusonite, bastnaesite, and synchysite. The minerals of interest are fine-grained and typically in the 5 to 25 µm size range.

FLOTATION

Numerous open circuit and locked cycle flotation tests have been done at SGS by Srdjan Bulatovic of SBM Mineral Processing and Engineering Services Ltd. Testwork is continuing but at the time of the pre-feasibility study, it had been established through work on numerous samples covering different ore grades and compositions that the flotation flowsheet should comprise grinding to 80% passing 38 µm, desliming at about 8 µm, the removal of magnetic materials followed by flotation.

The flotation process comprises a partial solution change, conditioning, rougher-scavenger flotation, four stages of counter-current cleaning, and a gravity upgrading step.

At 18% mass pull to a final concentrate, the circuit described above is expected to yield recoveries as shown in Table 1-9. Optimization of mass pull (affecting concentrate handling and hydrometallurgical operating and capital costs) vs. recovery (affecting revenue) for the concentrator will be carried out at the Feasibility stage.

Testwork is continuing at SGS to further increase the upgrading effect whilst holding, or improving, recovery levels through the rejection of biotite. When these tests are completed it is planned to operate a pilot plant comprising grinding, feed preparation, and flotation to both demonstrate the process and generate a bulk sample for on-going hydrometallurgical work and, eventually, a hydrometallurgical pilot plant.

HYDROMETALLURGY

Extracting valuable elements from the refractory minerals of the concentrate is a key part of the hydrometallurgical process. Once the elements of interest are in solution, it is necessary to separately recover the zirconium, rare earths, yttrium, niobium and tantalum and this has been investigated in the laboratory. The flowsheet that has been selected for the pre-feasibility study comprises double salt precipitation of the light rare

earths followed by sequential solvent extraction steps to isolate zirconium, the rare earths, niobium, and tantalum.

The minerals in the flotation concentrate are chemically refractory – especially zircon. SGS Mineral Services conducted hydrometallurgical tests to solubilize Rare Earth Oxides, ZrO_2, Ta_2O_5 and Nb_2O_5. Caustic cracking and acid baking were investigated. A combination of caustic cracking and acid baking was shown to offer high recoveries and preferred reagent consumption levels and operating costs. Extractions under favourable conditions yielded an overall zirconium recovery of 99%, overall light rare earth (lanthanum, cerium and neodymium) extraction of 98%, the heavy rare earths and yttrium extraction of 99%, and a Niobium extraction of 83%.

Double salt precipitation, which is a classic means of separating the light and heavy rare earths, involves the addition of sodium ion to a sulphate solution of the rare earth elements. This has been tested and the resulting product metathesized and dried to produce a light rare earth hydrated oxide precipitate. The yield of light rare earths to this precipitate was high (up to 96%) but some co-precipitation of yttrium and heavy rare earths was observed. This does not represent a loss of heavy rare earths since they report to the light rare earth product but further work is under way to optimize the double salt precipitation step.

Solution reduction tests have been completed and a suitable process developed. Based on available data and published information from other proposed or actual solvent extraction plants, the plant included in the pre-feasibility study consists of three sequential solvent extraction circuits for recovery of zirconium, rare earths, and niobium and tantalum.

SGS Mineral Services continues to perform solubilization and solvent extraction tests and optimization. Overall recoveries at the hydrometallurgical plant used for the pre-feasibility study are summarized in Table 1-9. It is expected that testwork will continue on all aspects of the hydrometallurgical process over the next several months and will culminate in a hydrometallurgical pilot plant.

TABLE 1-9 FLOTATION AND HYDROMETALLURGICAL RECOVERIES

Avalon Rare Metals Inc. – Thor Lake Project

	Feed to Concentrate	Concentrate to Product	Net Recovery
ZrO_2	89.7%	90.0%	80.7%
TREO	79.5%	93.0%	73.9%
HREO	79.5%	93.0%	73.9%
Nb_2O_5	68.9%	80.0%	55.1%
Ta_2O_5	63.0%	50.0%	31.5%

PROPOSED PROCESS FACILITIES

The flotation and hydrometallurgical plant process is based on metallurgical design data provided by J. R. Goode and Associates, consultant to Avalon Rare Metals Inc., which in turn were collated from testwork completed by SBM Mineral Processing and Engineering Services LTD at SGS Lakefield Research Limited (SBM, 2009). The grinding circuit design is based on test data provided by Starkey & Associates Inc. (2009). The process design criteria developed from these data are summarized below.

The proposed process comprises crushing, grinding, flotation plants located at Thor Lake and a Hydrometallurgical facility near Pine Point on the south shore of Great Slave Lake. The Thor Lake facility will initially process mineralized material mined at a rate of 1,000 tpd (annual average) but will process 2,000 tpd after one or two years of operation.

The proposed process facilities at Thor Lake comprise a crushing plant located in the mine , a rod mill – ball mill grinding circuit, three hydrocyclones, a magnetic separation circuit, a gravity concentrator, a thickener, a rougher-scavenger flotation circuit, and a paste backfill plant. The crushing plant is designed for the expansion tonnage. The grinding circuit will require the addition of a second ball mill to handle the expansion tonnage. Additional flotation cells, gravity separation units and filters will also be needed.

In the proposed operation, full concentrate containers would be stored at the hydrometallurgical facility and retrieved and placed in a thaw shed as required. The concentrate would be thawed and then dumped into reclaim system that conveys the material into the hydrometallurgical plant.

Concentrate would be "cracked" using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents. Most of the hydrometallurgical complex, including the acid plant, would be designed and constructed for the ultimate tonnage equivalent to 2,000 tpd of flotation concentrate. Units requiring duplication or addition for the expansion tonnage include the thaw shed, acid baking and caustic cracking facilities, and some of the product driers.

A metallurgical laboratory at Thor Lake would process mine samples, samples of various kinds, low grade stockpile samples, flotation plant composite solids samples from feed, magnetic tailings, slimes tailings, the flotation products, and gravity tailings, and final product samples.

The Pine Point hydrometallurgical facility will similarly be provided with a comprehensive analytical and hydrometallurgical facility to allow the rapid assays needed for process control and testwork needed to ensure optimal operation of the plant.

ENVIRONMENTAL CONSIDERATIONS

Environmental baseline studies were completed for the Thor Lake site by Stantec Inc. in January 2010. Based on the baseline studies and the pre-feasibility study project plan EBA Engineering Consultants Ltd. have provided a list of potential effects and mitigation measures. Using EBA's list of potential effects and mitigation measures, Avalon has since submitted a project description report to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) to initiate the permitting process.

Subsequent to issuance of the Report of Environmental Assessment to be prepared by the MVEIRB and acceptance by the Minister of Indian and Northern Affairs, the Project will require a Type A Land Use Permit and a Type A Water Licence from the Mackenzie Valley Land and Water Board for the Thor Lake Project components.

Other key environmental permits/approvals anticipated to be required for the Thor Lake Project include:

- A Navigable Waters Protection Act (NWPA) approval for the seasonal docking facilities; and,
- A section 35.(2) Fisheries Authorization or Letters of Advice from the Department of Fisheries and Oceans (DFO) under the federal Fisheries Act.

The development of the mine and concentrator at the Thor Lake Site would impact the hydrology of the surrounding lakes and the soils and ecosystem of the area. Avalon could mitigate the impacts by adhering to the terms of the MVLWB permit, following best management practices and minimizing the footprint of the project through adoption of energy efficient processes and the recycling and proper treatment of water.

Reclamation at the Thor Lake site would be conducted in accordance with the MVLWB permit. Progressive reclamation would be carried out where possible. Objectives of the reclamation plan would include maintaining long term physical and chemical stability of the tailings facilities, and re-establishing surface flow patterns ensuring acceptable downstream water quality. EBA estimates the cost of the reclamation process to total C$11 million.

The permitting process for the Pine Point site will be a part of the permitting process of the Thor Lake site. However, the terms of the reclamation of the Pine Point site are expected to be limited to activities involving returning the Pine Point site to the existing brownfields condition.

CAPITAL COST ESTIMATE

A capital cost estimate has been compiled for all phases of the project. The estimate was compiled from work by Melis (mill costs and hydrometallurgical plant costs) and Scott Wilson RPA. The capital estimate in Table 1-10 covers the life of the project and includes: initial capital costs; expansion capital costs; and, C$39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts.

TABLE 1-10 CAPITAL COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Mine	54,445
Concentrator	137,344
Surface Infrastructure	36,069
Hydrometallurgical Facility	313,102
First Fills and Containers	48,414
Indirect Costs	80,657
Sustaining Capital	73,000
Reclamation	11,000
Royalty Buy Out	1,200
Contingency	144,502
Total Capital Costs	**899,733**

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products is not included in the capital estimate in Table 1-10 but is included in the project cash flow.

CAPITAL COST EXCLUSIONS

The capital costs do not include:

- Costs to obtain permits
- Costs for feasibility study
- GST/HST
- Corporate administration costs in Delta and Toronto
- Exploration activities
- Salvage value of assets
- Severance cost for employees at the cessation of operations

OPERATING COST ESTIMATE

The operating cost estimate was compiled from work by Melis (flotation plant costs and hydrometallurgical plant capital cost), J.R. Goode and Associates (hydrometallurgical plant operating costs) and Scott Wilson RPA. The costs are shown in Table 1-11 for the initial 1,000 tpd operating phase, the subsequent expansion to 2,000 tpd and for the LOM average. The operating costs in the expansion year were estimated as an average

of the costs in the preceding and following years. The LOM average operating cost per tonne is C$266.92 including mining, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale.

TABLE 1-11 OPERATING COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	Life of Mine C$/t milled	1,000 tpd C$/t milled	2,000 tpd C$/t milled
Thor Lake			
Mining	37.00	43.86	35.88
Processing (Power Removed)	25.85	31.98	24.87
Surface Services	6.54	10.30	6.11
Administration	11.57	15.76	11.01
Power	28.89	12.23	10.90
Summer Freight	11.47	36.21	27.07
Pine Point			
Processing	123.87	137.33	119.88
Surface Services	1.86	4.78	2.26
Administration	2.56	11.20	10.18
Power	5.46	3.88	5.48
Sales & Marketing	11.86	3.43	1.64
Total Operating Costs	**266.92**	**310.95**	**255.27**
Total Annual Cost		**$113,497,924**	**$186,349,391**

Operating costs is this section, including the costs at Pine Point, when shown on a per tonne basis are per tonne of ore milled at Thor Lake.

OPERATING COST EXCLUSIONS

The operating costs do not include:

- Any provision for inflation
- Any provision for changes in exchange rates
- GST/HST
- Preproduction period expenditures
- Corporate administration and head office costs in Delta and Toronto
- Site exploration costs or infill drilling or development for conversion of additional resources to mineral reserves.

2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Avalon Rare Metals Inc. (Avalon) to prepare an independent technical report on the Thor Lake Project in the Northwest Territories, Canada, located approximately 100 km southeast of Yellowknife (Figure 2-1). This report was prepared for disclosure of the results of the Pre-feasibility Study (PFS) completed by Scott Wilson RPA. The mineral resources and mineral reserves stated in this report have been estimated in accordance with the Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

Avalon is a Canadian mineral exploration and development company with a primary focus on the rare metals and minerals, headquartered in Toronto, Ontario, Canada. Avalon trades on the Toronto Stock Exchange (TSX) under the symbol AVL and on the OTCQX International Exchange under the symbol AVARF.

Starting in 1976, the Thor Lake Property (TLP) has been explored by a number of companies for Rare Earth Elements (REEs), Niobium and Tantalum. In May 2005, Avalon purchased from Beta Minerals Inc. a 100% interest and full title, subject to royalties, to the Thor Lake property. Wardrop completed a Preliminary Assessment of the Project in 2006. A PFS commenced in 2009 led by Scott Wilson RPA, which covered a review of the most recent Resource Estimate, mine design, design of concentrator and hydrometallurgical plant, cost estimation and economic analysis. Melis Engineering Ltd. (Melis) carried out the design and cost estimates for the concentrator and capital cost estimates for the hydrometallurgical plant, J.R. Goode and Associates directed hydrometallurgical tests and carried out design and operating cost estimates for the hydrometallurgical plant, Knight Piésold carried out geotechnical studies, tailings and infrastructure designs, Stantec Inc. carried out an Environmental Baseline Study, EBA Engineering Consultants Ltd. provided advice on the permitting process, and Avalon provided marketing studies, which were reviewed by Scott Wilson RPA.

The Project comprises:

- An undeveloped Rare Earths deposit
- An exploration camp, with facilities suitable for summer and winter diamond drill programs

- 12 million tonnes of Mineral Reserves of REEs, Zirconium, Niobium and Tantalum
- Potential development of an underground mining operation with an 18 year mine life at 730,000 tpa.
- Significant additional Mineral Resources extending laterally within and beyond the Mineral Reserves.

The PFS assumes that the ore will be concentrated at Thor Lake and barged across the Great Slave Lake (GSL) to Pine Point for hydrometallurgical processing. The two sites are shown in Figure 2-2.


Figure 2-1
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Property Location Map
Arctic Ocean
Beaufort Bay
Amundsen Gulf
Banks Island
Victoria Island
Melville Island
Parry Islands
Parry Channel
Viscount Melville Sound
Prince of Wales Island
Somerset Island
Devon Island
Ellesmere Island
Bathurst Island
King William Island
Coronation Gulf
Queen Maud Gulf
Great Bear Lake
Great Slave Lake
Northwest Territories
Nunavut
Yukon Territory
British Columbia
Alberta
Saskatchewan
Yellowknife
THOR LAKE PROJECT
PINE POINT PROCESS SITE
N
150° 145° 140° 135° 130° 125° 120° 115° 110° 105° 100° 95° 90° 85° 80°
75° 70° 65° 60°
130° 125° 120° 115° 110° 105°
Legend:
Territorial Capital
Cities
Provincial & Territorial Boundaries
Primary Roads
Minor Primary Roads
0 75 150 Miles
0 75 150 KM
July 2010


Figure 2-2
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Project Sites
Thor Lake & Pine Point
Northwest Territories
Nunavut
THOR LAKE PROJECT
Yellowknife
Rae
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
Hay River
Kakisa
Enterprise
PINE POINT
HYDROMETALLURGICAL
PROCESS SITE
Fort Smith
Fitzgerald
Indian Cabins
Alberta
Saskatchewan
Uranium City
Fond-du-Lac
Gunnar
Athabasca Lake
Hay Camp
Lake Providence
Lac de Gras
Contwoyto Lake
MacKay Lake
Courageous Lake
Aylmer Lake
Fletcher Lake
Smart Lake
Walmsley Lake
Artillery Lake
Tyrrell Lake
Garde Lake
Whitefish Lake
Lynx Lake
Clinton Lake
Lac la Martre
Clive Lake
Bartlett Lake
Russell Lake
Hornell Lake
Willow Lake
Nonacho Lake
Rutledge Lake
Thubun Lakes
Rennie Lake
Coventry Lake
Mills Lake
Thekulthili Lake
Lady Grey Lake
Kakisa Lake
Tathlina Lake
Trout Lake
Buffalo Lake
Copp Lake
Scott Lake
Tazin Lake
Taltson R.
Slave R.
Hay R.
Legend:
Territorial Capital
City/Town
Provincial & Territorial Boundaries
Minor Primary Roads
0 50 100 Miles
0 25 50 75 100 KM
N
120°
115°
110°
105°
65°
60°
July 2010

RARE EARTH ELEMENTS

Rare earth elements comprise 15 lanthanide series elements in the periodic table (atomic numbers 57 through 71), and yttrium (atomic number 39). The locations of the rare earth elements and other products of the PFS are shown in the periodic table in Figure 2-3. The rare earth elements are divided into two groups:

- The Light Rare Earth Elements (LREE) or cerics, comprising of Ce, Pr, Nd, Pm, and Sm, and
- The Heavy Rare Earth Elements (HREE) or yttrics, comprising of Y, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb and Lu

Those elements possessing an even atomic number tend to more plentiful than their odd-numbered neighbours and are preferred for commercial use. Despite their name, rare earths have a relatively high crustal abundance. However, economic concentrations of rare earth deposits are scarce. Chemical data for the rare earth elements are shown in Table 2-1.

LREO and HREO refer to oxides of light and heavy rare earth elements respectively. In this document, TREO refers to LREOs and HREOs collectively.

FIGURE 2-3 RARE EARTH ELEMENTS IN THE PERIODIC TABLE


Other Rare Metals
Light Rare Metals
Heavy Rare Metals

TABLE 2-1 RARE EARTH ELEMENT DATA
Avalon Rare Metals Inc. – Thor Lake Project

Classification	Symbol	Atomic Number	Valence	Atomic Weight	Crustal Abundance (ppm)	Oxides
Cerium Group (light rare earths)						
Lanthanum	La	57	3	138.92	29	La_2O_3
Cerium	Ce	58	3,4	140.13	70	CeO_2
Praseodymium	Pr	59	3,4	140.92	9	Pr_6O_{11}
Neodymium	Nd	60	3	144.92	37	Nd_2O_3
Promethium[1]	Pm	61	3	145	-	none
Samarium	Sm	62	2,3	150.43	8	Sm_2O_3
Europium	Eu	63	2,3	152	1.3	Eu_2O_3
Gadolinium	Gd	64	3	156.9	8	Gd_2O_3
Yttrium Group (heavy rare earths)						
Yttrium	Y	39	3	88.92	29	Y_2O_3
Terbium	Tb	65	3,4	159.2	2.5	Tb_4O_7
Dysprosium	Dy	66	3	162.46	5	Dy_2O_3
Holmium	Ho	67	3	164.92	1.7	Ho_2O_5
Erbium	Er	68	3	167.2	3.3	Er_2O_3
Thulium	Tm	69	3	169.4	0.27	Tm_2O_3
Ytterbium	Yb	70	2,3	173.04	0.33	Yb_2O_3
Lutetium	Lu	71	3	174.99	0.8	Lu_2O_3

[1]Does not occur in nature. It is radioactive and unstable.

APPLICATIONS OF RARE EARTH ELEMENTS
Rare earth elements are used in numerous applications in electronics, lighting, magnets, catalysts, high performance batteries and other advanced materials products. They are essential in these applications, with little to no potential for substitution by other materials. In some applications, selected rare earths may be substituted for each other, although with possible reductions in product performance. Table 2-2 illustrates some of the major applications for the rare earths to be produced at the Thor Lake Project.

TABLE 2-2 RARE EARTH ELEMENT APPLICATIONS
Avalon Rare Metals Inc. – Thor Lake Project

Rare Earths	Application	Demand Drivers
Nd, Pr, Sm, Tb, Dy	Magnets	Computer hard drives, consumer electronics, voice coil motors, hybrid vehicle electric motors, wind turbines, cordless power tools, Magnetic Resonance Imaging, and maglev trains
La, Ce, Pr, Nd	LaNiMH Batteries	Hybrid vehicle batteries, hydrogen absorption alloys for re-chargeable batteries
Eu, Y, Tb, La, Ce	Phosphors	LCDs, PDPs, LEDs, energy efficient fluorescent lamps
La, Ce, Pr, Nd	Fluid Cracking Catalysts	Petroleum production – greater consumption by 'heavy' oils and tar sands
Ce, La, Nd	Polishing Powders	Mechano-chemical polishing powders for TVs, computer monitors, mirrors and (in nano-particulate form) silicon chips
Ce, La, Nd	Auto Catalysts	Tighter NO_x and SO_2 standards – platinum is re-cycled, but for rare earths it is not economic
Ce, La, Nd,	Glass Additive	Cerium cuts down transmission of UV light, La increases glass refractive index for digital camera lens
Er, Y, Tb, Eu	Fibre Optics	Signal amplification

Source: Avalon Rare Metals Inc.

SOURCES OF INFORMATION

Site visits were carried out by Scott Wilson RPA, Melis and J.R. Goode and Associates in September 2009. Discussions were held with personnel from Avalon.

The documentation reviewed, and other sources of information, are listed in the References section the end of this report.

The PFS was prepared using information from reports authored by Knight Piésold, SGS Lakefield Research Ltd., and Stantec Inc., as well as memoranda written by Melis Engineering Ltd., Avalon, J.R. Goode and Associates, Hudgtec, and quotes prepared by and discussions with various contractors and service providers including Northern Transport Company Ltd. (NTCL) and Canadian National Railway Ltd.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is Canadian dollars (C$) unless otherwise noted.

µ	micron
°C	degree Celsius
°F	degree Fahrenheit
µg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic feet per minute
cm	centimetre
cm^2	square centimetre
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
HREE	heavy rare earth element
HREO	heavy rare earth oxide
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
LREE	light rare earth element
LREO	light rare earth oxide
L/s	litres per second
m	metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	minute
MASL	metres above sea level
mm	millimeter
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
REE	rare earth element
REO	rare earth oxide
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tph	metric tonne per hour
tpd	metric tonne per day
TREO	total rare earth oxide
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Avalon. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Avalon and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Avalon. Scott Wilson RPA has not researched property title or mineral rights for the Thor Lake Project and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Avalon for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Thor Lake Project.

Scott Wilson RPA has relied on:

- Knight Piésold for geotechnical and site infrastructure designs,
- Melis Engineering Ltd. for mineral processing designs and cost estimates
- Avalon for metal price forecasts and marketing information
- Hudgtec for database validation, certain QA/QC checks and interpolation of all values into the block model.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party's sole risk.

4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Thor Lake property is located in Canada's Northwest Territories, 100 km southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake (GSL). The property is within the Mackenzie Mining District of the Northwest Territories and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06'30"N and 112°35'30"W (6,886,500N, 417,000E – NAD83).

LAND TENURE

The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 ha, or 10,449 acres) and three claims (totalling 1,869 ha, or 4,597 acres) (Figure 4-1). The claims were staked in 2009 to cover favourable geology to the west of the mining leases. Pertinent data for the mining leases are shown in Table 4-1 while the mineral claims data are shown in Table 4-2.

TABLE 4-1 MINERAL LEASE SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Lease Number	Area (ha)	Legal Description	Effective Date	Expiration Date
3178	1,053	Lot 1001, 85 I/2	05/22/1985	05/22/2027
3179	939	Lot 1000, 85 I/2	05/22/1985	05/22/2027
3265	367	Lot 1005, 85 I/2	03/02/1987	03/02/2029
3266	850	Lot 1007, 85 I/2	03/02/1987	03/02/2029
3267	1,040	Lot 1006, 85 I/2	03/02/1987	03/02/2029
Total	**4,249**			

TABLE 4-2 MINERAL CLAIMS SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Mineral Claim Number	Mineral Claim Name	Claim Sheet Number	Mining District
K12405	Angela 1	85I2	Mackenzie
K12406	Angela 2	85I2	Mackenzie
K12407	Angela 3	85I2	Mackenzie

The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $2.47/ha ($1.00 per acre) are required to keep the leases in good standing. Avalon owns 100% of all of the leases subject to various legal agreements described below.

LEGAL AGREEMENTS, UNDERLYING ROYALTY INTERESTS

Two underlying royalty agreements exist on the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement, both of which originated with Highwood Resources Ltd. (Highwood), the original developer of the property.

The Murphy Royalty Agreement, signed in 1977, entitles J. Daniel Murphy to a 2.5% Net Smelter Return (NSR) payments. The Murphy Royalty Agreement applies to the entire Thor Lake property and the royalty is capped at an escalating amount indexed to inflation. There is a provision in the Murphy Royalty which would permit Avalon to purchase the royalty at the commencement of production. The Calabras/Lutoda Royalty Agreement, signed in 1997, entitles Calabras (Canada) Ltd. to a 2% NSR and Lutoda Holding Ltd. to a 1% NSR.

LEGAL SURVEY

The Thor Lake mineral leases have been legally surveyed and are recorded on a Plan of Survey, Number 69408 M.C. in the Legal Surveys Division of the Federal Department of Energy, Mines and Resources, Ottawa. The perimeter boundaries of the lease lots were surveyed as part of the leasing requirements.

ENVIRONMENTAL LIABILITIES

Highwood held a land use permit that allowed for clean up, maintenance and exploration on the property. The permit expired on October 26, 2002. Under the Mackenzie Valley

Land and Water Resources Act and Regulations, the Mackenzie Valley Land and Water Board (MVLWB) administers land use permits. The Mackenzie Valley Resource Management Act (MVRMA) allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

- Preliminary screening
- Environmental assessment
- Environmental impact review (panel review, if necessary)

For a production permit, the Thor Lake Project will require preliminary screening, as well as an environmental assessment review.

Subsequent to the acquisition of the property, and completion of community engagement meetings, Avalon applied to the MVLWB for an exploration permit. A two year permit was granted effective July 2007. It was under this permit that the drilling programs in 2007 to the present were conducted. The permit was renewed in July 2009 for a further two years and an amendment granted including the operation of two diamond drills.

Past exploration on the Thor Lake property included underground bulk sampling, drilling and trenching. Accordingly, there is little surface disturbance from exploration activities. Apart from a trailer camp, miscellaneous buildings, a 60,000 gallon six tank farm, a tent camp and a core storage area located on the property, there are no other environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm has been consumed during Avalon's recent exploration activities and the tanks will be repurposed for future operations. Parts of the trailer camp have been removed, while others have been furbished and utilized for current camp and office facilities. A recent reclamation campaign removed over 6,000 cubic metres of historic waste piles for use in Avalon's completed airstrip.

The company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. Access to the underground workings has been barricaded and the mine workings allowed to flood. Warning fencing has also been installed around the ramp entrance.


415,000m E
420,000m E
425,000m E
6,895,000m N
6,890,000m N
6,885,000m N
6,880,000m N
NORTHWEST TERRITORIES
PROJECT LOCATION
Yellowknife
GREAT SLAVE LAKE
ALBERTA
SASK.
B.C.
N
THOR LAKE PROPERTY
3,179
3,265
Thor Lake
3,178
3,267
3,266
K12405
K12406
K12407
Grace Lake
HEARNE CHANNEL
(Great Slave Lake)
BLANCHET ISLAND
0 1000 2000 3000 4000
Metres
NAD83, Zone 12
NTS Sheet: 85I/2 & 85I/1
Legend:
Property Boundary
Mining Claim
Mining Lease
Figure 4-1
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Property Map
July 2010
Map Source: © Her Majesty the Queen, 1955.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

ACCESSIBILITY

Depending upon the season, the Thor Lake Project is accessible either by boat, winter road and/or float or ski-equipped aircraft (generally from Yellowknife or Hay River). During the transition periods to either winter or spring access to the area is difficult and a helicopter is the easiest way into the project site. At present, the nearest road access is the Ingraham Trail, an all season highway maintained by the government of the NWT. This trail is located approximately 50 km (direct line) from the property. Without a road link the mining operation at Thor Lake will require a suitably sized permanent airstrip, which would allow for a minimum of Twin-Otter-sized aircraft service from Yellowknife throughout the year. Avalon has obtained approval to build such an airstrip, with plans to do so during the summer of 2010. Plans to upgrade this airstrip to accommodate a Dash 8 or Buffalo types of aircraft, are included in this report for the proposed construction and operations activities.

For a future mining operation, equipment can be barged to a landing site on the Hearne Channel on GSL during the summer. Temporary dock facilities will be constructed on the GSL to enable the loading and off-loading of cargo going to or coming from various sites. This material can then be transported approximately eight kilometres to the Nechalacho deposit via an existing access road (although upgrading will be required).

During the wintertime, heavy equipment and bulk materials can access the site using winter roads on the ice cover of GSL, but the PFS does not include regular use of a winter road.

CLIMATE

Climate data for the Thor Lake area is available from regional weather stations located in Inner Whalebacks, Yellowknife, Lutselk'e, Fort Resolution, Fort Reliance and Pine Point, and from a weather station installed on site in 2008. Temperatures recorded for the area range from -50°C in the winter to +30°C in the summer. Maximum monthly rainfall recorded on site was 49.6 mm in September 2008, and maximum hourly rainfall was 4.8 mm in August 2009. Wind blows predominantly from the east-northeast during November through June, while it is more dispersed during July through October. During 2009, highest wind speeds were recorded during May and June with monthly averages of 7.2 km/h. Maximum evaporation is expected in July and the evaporation rate is estimated to be between 73 mm and 83 mm. Monthly relative humidity measurements ranged from 91% in December 2008 to 60% in May 2009. Snow depths were highest at the East Thor course with 66 cm, while the site mean was 57 cm, with a snow water equivalent of 94 mm. Historically, the average annual snowfall is 152 cm for the region.

Most lakes in the area do not freeze to the bottom and process water will be available year-round. Freeze-up commences in late October and break-up of the majority of the lakes in the area is generally complete by late May. Great Slave Lake freezes later and stays ice-free longer than the smaller lakes.

The Pine Point area is characterized by short, cool summers and long, cold winters. The mean annual temperature is -17.5 ºC, and annual precipitation ranges from 300 to 400 mm. This ecoregion is classified as having a subhumid mid-boreal eco-climate.

LOCAL RESOURCES

INFRASTRUCTURE

Yellowknife (population 20,000) and Hay River (population 3,500) are two key transportation hubs in the NWT. Both communities have very good supporting infrastructure and are located in relatively close proximity to the TLP. The local economy is generally dependent upon government services although both communities act as transit sites for mining and mineral exploration activities throughout the NWT and Nunavut.

The TLP is situated in the Akaitcho Territory, an area that is subject to a comprehensive land claim negotiation involving communities belonging to the Yellowknives Dene, Lutsel k'e Dene and the Deninu Kue First Nations.

The Yellowknives Dene consists of two communities, known as N'Dilo and Dettah, each having over 250 residents. N'Dilo is located on Latham Island in the northern part of the City of Yellowknife. Dettah, accessible by road, is located southeast of Yellowknife, across Yellowknife Bay. The Yellowknives Dene asserts that TLP lies within their traditional territory known as the Chief Drygeese Territory.

The community of Lutsel K'e is located on Christie Bay on the East Arm of GSL and is accessible by air or boat. It has a population of over 250.

Fort Resolution is located on the southeast coast of the main body of GSL in Resolution Bay. The Deninu Kue First Nation is based in Fort Resolution and has a population of over 500. The community is serviced by road from Hay River and by air.

The town of Hay River, located on the south shore of GSL where the Hay River enters the lake, extends south from the lake along the west bank of the river. The largest aboriginal community in the Hay River area is the Katlodeeche First Nation, often referred to as the Hay River Reserve, which is located on the east bank of the Hay River across from the town. Hay River is accessible by air, rail and by using Highway 3 from Edmonton, Alberta.

Both the north and south sides of GSL are occupied by two groups of Metis. The North Slave Metis Association (NSMA) is located in Yellowknife, while the Northwest Territory Metis Nation is located in Fort Smith (and represents the communities of Fort Smith Metis, Fort Resolution Metis and Hay River Metis).

Yellowknife uses diesel and hydroelectric facilities to generate it's power and at the present time this is the closest source of power to Thor Lake. However, there is no transmission line and the generating capacity is limited. A hydroelectric generating facility is located on the Taltson River approximately 200 km to the south of Fort Smith. The Taltson hydroelectric facility currently has 5-6 MW of unused power that could be

utilized by Avalon for a hydrometallurgical plant. The power line from the Taltson facility passes through Pine Point.

Water is available at TLP from any one of the surrounding lakes. When mining commences, water tanks will be built to act as storage and as a reserve for fire protection at both sites. All water lines exposed to the elements will be insulated and heat traced.

Reliable phone and e-mail communications currently exist at the Nechalacho deposit and will be upgraded to serve the larger crews for future construction and operations activities. Similar communications will be installed for the hydrometallurgical plant facilities.

PHYSIOGRAPHY

The TLP is characterized by low relief, between 230 metres (m) and 255 m above sea level and relatively subdued topography. The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrop. Approximately one third of the property is occupied by lakes and swamps; the largest lake is Thor Lake at 238 m above mean sea level and with a surface area of approximately 136 ha. Thor Lake is generally shallow with typical depths of the order of three to four metres.

Baseline environmental technical reports have been completed in December 2009.

6 HISTORY

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

The TLP area was first mapped by J.F. Henderson and A.W. Joliffe of the Geological Survey of Canada (GSC) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K.D. Hannigan for uranium. The Odin claims covered what was then called the Odin Dyke and is now known as the R-Zone. Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970, were acquired by Bluemount Minerals Ltd.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T-Zone within the TLP.

Four more claims (Mailbox 1-4) were staked in the area in 1973. No description of any work carried out on the claims is available and both the Odin and Mailbox claims were allowed to lapse. No assessment work was filed.

In 1976, Highwood Resources Ltd., in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property. The property was staked as the Thor 1-45 claims and the NB claims were added in 1976 and 1977. From 1976 to 1979, exploration programs included geological mapping, sampling and trenching on the Lake, Fluorite, R-, S- and T-zones. Twenty-two drill holes were also completed, seven of these on the Lake Zone. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Hole 79-1 intersected 0.67% Nb_2O_5, and 0.034% Ta_2O_5 over 24.99 m. Results also indicated a general paucity of uranium mineralization and that the anomalous radioactivity was due to thorium.

Following this, and inconclusive lake bottom radiometric and radon gas soil surveys, Calabras, a private holding company, acquired a 30% interest in the property by financing further exploration by Highwood. This was done through Lutoda Holdings, a company incorporated in Canada and owned by Calabras.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (Placer) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency (VLF) electro-magnetic and scintillometer surveys on the Lake Zone. Thirteen holes were initially drilled in 1980. This was followed by five more in 1981 focused around drill hole 80-05 (43 m grading 0.52% Nb_2O_5 and 0.034% Ta_2O_5). Preliminary metallurgical scoping work was also conducted, but Placer relinquished its option in April of 1982 when the mineralization did not prove amenable to conventional metallurgical extraction.

From 1983 to 1985, the majority of the work on the property was concentrated on the T-Zone and included geochemical surveys, berylometer surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. During this period, a gravity survey was conducted to delineate the extent of the Lake Zone. Five holes were also drilled in the Lake Zone to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the southeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

In August of 1986, the property was joint-ventured with Hecla Mining Company of Canada Ltd. (Hecla). By completing a feasibility study and arranging financing to bring the property into production, Hecla could earn a 50% interest in the property. In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Lake Zone, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T-Zone, including some limited in-fill drilling, extensive metallurgical testing conducted at Lakefield and Hazen Research Ltd. (Hazen) in Denver and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (Conwest) and the Thor Lake project remained dormant until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd.

(Mountain), a private company controlled by Royal Oak Mines Ltd., acquired the 34% controlling interest of Highwood following which Highwood and Mountain were merged under the name Highwood.

In 1997, Highwood conducted an extensive re-examination of Thor Lake that included a proposal to extract a 100,000 tonne bulk sample. Applications were submitted for permits that would allow for small-scale development of the T-Zone deposit, as well as for processing over a four to five year period. In late 1999, the application was withdrawn.

Royal Oak's subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (Dynatec). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

In 2001, Navigator Exploration Corp. (Navigator) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at Lakefield in order to define a process for producing a marketable tantalum concentrate from the Lake Zone. These efforts produced a metallurgical grade tantalum/zirconium/niobium/yttrium/REE bulk concentrate. The option, however, was dropped in 2004 due to falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. (Beta) acquired Highwood's interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May 2005 Avalon purchased from Beta a 100% interest and full title, subject to royalties, to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Lake Zone drill core to further assess the yttrium and HREE resources on the property. In 2006, Wardrop Engineering Inc. (Wardrop) was retained to conduct a Preliminary Assessment (PA) of the Thor Lake deposits (Wardrop, 2009). In 2007 and 2008 Avalon commenced further drilling of the Lake Zone. This led to a further technical report on the property (Wardrop, 2009).

7 GEOLOGICAL SETTING

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

REGIONAL GEOLOGY

The following section is summarized from Trueman et al. (1988), LeCouteur (2002), Pedersen et al. (2007), and personal communications from Avalon geologists during the drill programs of 2007 to 2009 (principally Pedersen, Heiligmann and Trueman).

Regional geology is shown in Figure 7-1.

The various Thor Lake mineral deposits occur within the Aphebian Blatchford Lake Complex (BLC), which includes Achaean Yellowknife Supergroup metasedimentary rocks of the southern Slave geologic province. The BLC has an alkaline character and intrusive phases vary successively from early pyroxenite and gabbro through to leuco-ferrodiorite, quartz syenite and granite, to peralkaline granite and a late syenite (Davidson, 1982). There appears to be successive intrusive centres with an earlier western centre truncated by a larger centre that consists of the Grace Lake Granite and the Thor Lake Syenite. Nepheline syenite underlies the Thor Lake Syenite and is only known from drilling on the Lake Zone (i.e., this unit is not known to outcrop).

Davidson (1978) subdivided the BLC into six texturally and compositionally distinct plutonic units known as the Caribou Lake Gabbro, the Whiteman Lake Quartz Syenite, the Hearne Channel Granite, the Mad Lake Granite, the Grace Lake Granite and the Thor Lake Syenite. Based on exposed cross-cutting relationships of dykes and the main contacts, Davidson recognized a sequence of five intrusive events. The rocks of the last intrusive event, being compositionally and spatially distinct, are sub-divided by Davidson into the Grace Lake Granite and the Thor Lake Syenite. Although these two units are defined as separate entities there are no known cross-cutting relationships and they may in fact be time-equivalent. As tentative support for this option, Davidson and Trueman et al. have shown that the intrusions are petro-chemically related. Also, based on detailed core logging for holes drilled after August 2007, it is now believed that the only real

differences between the Thor Lake Syenite and Grace Lake Granite are their varying quartz contents and the degree of silica saturation. In fact, the two sub-units likely reflect a single early intrusive magma pulse which preceded a second related pulse of nepheline sodalite-bearing peralkaline magma. The hydrothermally altered apical portion of this nepheline syenite is only exposed under Thor and Long Lakes and was previously described as altered Thor Lake Syenite. Drilling of the Nechalacho deposit has also shown that the same nepheline-sodalite peralkaline syenite that underlies the Thor Lake Syenite is, in fact, a distinct intrusion.

Recent age-dating of the BLC supports the view that all of the intrusions are related since the main eastern and western intrusive centres have comparable ages. The Hearne Channel Granite has been dated at 2,175 +/-5 million years while the Whiteman Lake Syenite is dated at 2,185 +/-5 million years (Bowring et al, 1984) and the Grace Lake Granite is dated at 2,176+/-1.3 million years (Sinclair and Richardson, 1994).

Henderson (1985) reports that small dioritic plugs, which have been assigned to the Compton Lake Intrusive Suite, cross-cut the Grace Lake Granite. As well, diabase dykes of the 1,200 million year old Mackenzie swarm and the 2,000 million year old Hearne dyke swarm cut most of the members of the BLC.

Gravity modeling by Birkett et al. (1994) suggests that the large area of granitic and syenitic rocks within the eastern intrusive centre actually form a thin, tabular body with a maximum thickness of one kilometre. In contrast, the Caribou Lake Gabbro in the western centre is thought to have a deeper root.

Most of the Thor Lake Property is underlain by the Thor Lake Syenite within the central part of the Grace Lake Granite. The T-Zone deposits cross-cut both rock types (although the only difference between the two is the presence or absence of quartz) whereas the Nechalacho deposit is confined to the area of the Thor Lake Syenite though it is actually hosted in the underlying nepheline syenite.

The Grace Lake Granite is a coarse-grained, massive, equigranular, riebeckite-perthite granite with about 25% interstitial quartz. Accessory minerals include fluorite, zircon, monazite, apatite, sphene, iron and titanium oxides, astrophyllite, an alkali pyroxene and secondary biotite. Near the contact between the Grace Lake Granite with the Thor Lake

Syenite the two units are texturally similar and the contact appears to be gradational over a few metres (rather than intrusive). The presence of interstitial quartz is the main distinguishing feature although the granite is also pinker in colour and less readily weathered than the syenite. Because of their textural similarity and gradational contact relations, Davidson suggested that both rock types are derived from the same magma.

The Thor Lake Syenite is completely enclosed by the Grace Lake Granite. It has been divided into five sub-units, four of which are amphibole (ferrorichterite) syenites that differ principally in their textures. The fifth and most distinctive sub-unit is a fayalite-pyroxene mafic syenite which locally has a steep dip and is located close to the margin of the main amphibole syenite and the Grace Lake Granite. It forms a distinct semi-circular ridge, locally termed the rim syenite, which can be traced for a distance of about eight kilometres and has the appearance of a ring dyke, most prominent on the east side of the Thor Lake body. The rim syenite is clearly identifiable on the airborne magnetic map. In outcrop, the Thor Lake Syenite transitions to Grace Lake Granite by the appearance of quartz in an otherwise feldspathic rock.

The nepheline-sodalite syenite hosting the Nechalacho deposit, here termed the Ore (Nechalacho) Nepheline Sodalite Syenite, has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

1. It has a distinct chemical composition with under-saturation in quartz as shown by the presence of nepheline and sodalite as primary rock-forming minerals.
2. It displays cumulate layering.
3. It contains agpaitic zircono-silicates including eudialyte.
4. It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth element mineralization.

The Nechalacho Syenite is only exposed at surface in a small portion of the Thor Lake Syenite in the vicinity of both Long Lake and Thor Lake. It is believed that the Nechalacho Syenite dips underneath the Thor Lake syenite in all directions. Also, the Nechalacho mineralization occurs in the top, or apex, of the Nechalacho nepheline Syenite, and underlying Thor Lake Syenite.

The Ore (Nechalacho) Nepheline Sodalite Syenite consists of a layered series of rocks with increasing peralkaline characteristics at depth. A consistent, downward progression

is noted from the hanging wall sodalite cumulates, through the coarse-grained or pegmatitic nepheline aegirine syenites (which are locally enriched in zircono-silicates), to foyaitic syenite within a broad zone of altered eudialyte cumulates (referred to as the Basal Zone). This upper sequence is also intensely altered by various Na and Fe hydrothermal fluids. Pre-existing zircono-silicates are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Beneath the Basal Zone cumulates, alteration gradually decreases, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

REGIONAL STRUCTURES

The BLC was emplaced in a setting that was initially extensional with a triple junction rift consisting of structures oriented at azimuths of 060 to 070 degrees, 040 degrees, and 330 degrees. The relicts of these structures are readily seen on large-scale topographic and magnetic maps but their presence can be detected at the outcrop scale and within the distribution of the structurally influenced mineralized zones (R-, S-, and T-zones). The 060 to 070 degrees and the 040 degrees structures represent orientations of the failed "East Arm Aulacogen" now occupied by the Hearne Channel in the vicinity of the Nechalacho deposit. The presence of younger, Aphebian-age, metasedimentary and metavolcanic rocks of the Great Slave Supergroup to the south of Hearne Channel demonstrates that the two structures represent extensional fractures bordering a basin that was subsequently filled with sedimentary and volcanic rocks.

Later phases of tectonic movement were principally compressional and relate to closure of the rift, over-thrusting, nappe emplacement and recumbent folding in the East Arm, and collision of the Great Bear Magmatic terrain. Younger (Proterozoic) metasedimentary and metavolcanic rocks south of Thor Lake were deposited in the failed arm of the triple junction rift, and their position now represents the location of this feature.

A geological map of the property is shown in Figure 7-2.

DIABASE DYKES

Two ages of diabase dyke swarms are present known as the Mackenzie and the Hearne. The Mackenzie dykes are dated at 1.27 billion years, have a north-northeast strike orientation and are part of the largest dyke swarm on Earth. Although there are Mackenzie dykes in the general vicinity of Thor Lake none are known to cut the Nechalacho deposit.

The Hearne dykes are dated at 1.902 billion years and trend ENE. Diabase dykes locally cut the Nechalacho deposit and these are interpreted as Hearne-age dykes. From the limited outcrops and drill intercepts of dyke material, the dykes do not appear to cross-cut the volume of rock designated as Indicated Mineral Resources.

STRUCTURE AND TECTONICS

The Nechalacho deposit represents a virtually un-deformed deposit where most of the features observed were generated by the magmatic and hydrothermal processes. In the least altered portions of the deposit, delicate primary textures are well preserved and no penetrative tectonic fabric is observed.

The distribution of most of the rock units and the mineralization generally follows a sub-horizontal pattern that can be traced for several hundreds of metres. However, the sub-horizontal pattern is interpreted to be locally disturbed by changes in elevation of up to 40 metres. These changes in elevation may occur erratically or along linear trends. The deposit is also cut by late diabase dykes, which are part of the ENE trending Hearne dyke swarm.

SUB-VERTICAL STRUCTURES

The sub-vertical structures (SVS) control, in part, the local distribution of the mineralization peripheral to the Nechalacho deposit. These structures are oriented 040 degrees, 060 to 070 degrees, and at 330 degrees which are similar orientations to the triple point rifts. The SVS manifest themselves as the long axis of mineralized zones in the S- and R-zones, by the strike of felsite dykes and Hearne diabase dykes, and by the strike of the T-Zone, parallel quartz veins and the F-Zone to the south.

In the Nechalacho deposit, those sub-vertical structures (SVS) are represented by a distinctive green breccia unit (GBU) containing sub-angular to sub-rounded rock fragments varying between one millimetre and 10 cm in size. The breccia varies in character depending on which host rock is affected. For example, when the breccia is hosted in a pegmatite it is characterized by large feldspar crystals set in a chloritic-rich matrix. When it is hosted in a syenite the fragments are dominantly of syenite composition.

The GBU are only mineralized where they cross-cut hydrothermal mineralization and they are not seen in albitized and silicified metasomatites.

LATE TECTONIC FAULTS

Brittle-ductile faults have been documented in core drilled near the south shore of Thor Lake and on the north shore of Long Lake. These faults are late tectonic features that cross-cut all rock units including the Hearne diabase dykes, the alteration facies, the REE mineralization in the Nechalacho deposit, and the mineralization of the T-Zone. However, they do not cross-cut the Mackenzie diabase dykes.

The faults are generally less than a metre in thickness and they are characterized by fault gouge, mylonite, tectonic breccia, frequent red hematite, and variable amounts of carbonate-quartz veining. However, it is believed that these are minor local features relating to late release of pressure in the solidifying magma chamber.

Desrochers (Avalon internal report dated January 2010) interpreted the presence of two sets of late brittle-ductile faults, one set with a steep northerly dip and the other set with a southerly dip. The first set of faults strikes ENE and is more obvious in the southern portion of Thor Lake and the T-zone. Desrochers has suggested that “it is highly possible that some of the faults would dip to the north whereas others would dip to the south, thus creating horsts and grabens. The second set of faults strikes E-W to N285 degrees, dips steeply to the south, and has been observed mostly in the vicinity of Long Lake. Those faults have a significant reverse component of movement with the south block being higher in elevation than north block. In one case the vertical component of movements along those faults is up to 40 metres but their lateral displacement is unknown.”

LOCAL GEOLOGICAL SETTING

As noted above, the mineralization in the Nechalacho deposit occurs as sub-horizontal layers with varying thicknesses. These layers may be subject to changes in elevation of the order of tens of metres over relatively short distances. The variation in level of specific zones of mineralization at the Nechalacho deposit is not well defined due to the drill spacing relative to the dimensions of the features. The Basal Zone, which is relatively continuous, can be traced over hundreds of metres close to one level, and then may change gradually or abruptly to another level, some tens of metres higher or lower.

The broader Upper Zone is a zone of relative enrichment in zircon and rare earth elements within a wider alteration and mineralization package. It generally has a lower proportion of heavy rare earth elements when compared to the Basal Zone. The sub-zones of mineralization within the Upper Zone cannot be easily correlated from drill hole to drill hole, especially over distances of more than perhaps 100m, and so are apparently less continuous.

Variations in elevation of the mineralized zones are probably due to one or more of at least three possible features:

1. Displacement along brittle structures.
2. Primary undulations of crystal layers due to slumping within the magma chamber at the time of crystallization.
3. Lens-like features as observed in other similar deposits with more rock exposure (such as Illimausaq, Greenland).

It is suggested that the changes in elevation of the Basal Zone may be due to one or both of the features listed as 1 and 2 above. The third type of feature – lenses - is very likely the explanation for the discontinuous nature of the Upper Zones at Nechalacho compared to the Basal Zone.

At the moment, the implications for mining are as follows:

1. The Basal Zone is relatively flat over distances on the order of hundreds of metres, but may change elevation either abruptly or gently up to maximum of about 40m vertically.
2. Upper Zones are less continuous and may be followed up to perhaps 100-200m horizontally and then terminate, bifurcate or merge with an adjacent lens.

3. It is apparent that dykes are not present in the area containing the bulk of the indicated resources.

4. As the definition of the Nechalacho deposit continues, there will be specific areas where more intense drilling will be required in order to resolve the exact nature of the structural changes.


N
THOR LAKE PROPERTY
(Mining Leases Boundary)
NECHALACHO DEPOSIT
Hearne Channel
(Great Slave Lake)
0 1 2 3 4 5
Kilometres
LEGEND:
APHEBIAN
Compton Intrusions: Diorite, Quartz Monzonite
Great Slave Supergroup
BLACHFORD LAKE COMPLEX
Altered Syenite and Mineralized Veins
Lake Zone
T-Zone
Thor Lake Syenite
Grace Lake Granite
Hearne Channel and Mad Lake Granites
Whiteman Lake Quartz Syenite
Caribou Lake Gabbro; Gabbro
Leucoferrodiorite
ARCHEAN
Two-Mica Granite
Biotite Granodiorite
Yellowknife Supergroup, Burwash Formation
Figure 7-1
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Regional Geology
July 2010
Source: Avalon Rare Metals Inc., 2010.
SCOTT WILSON RPA
www.scottwilson.com


SCOTT WILSON RPA
www.scottwilson.com
6,888,000mN
6,887,500mN
6,887,000mN
6,886,500mN
6,886,000mN
6,885,500mN
415,000mE
415,500mE
416,000mE
416,500mE
417,000mE
417,500mE
418,500mE
Legend:
Mafic Syenite
Porphyritic Syenite
Grace Lake Granite
N
0 200 400 600 800 1,000
Metres
July 2010
Source: Avalon Rare Metals Inc. 2010
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
UTM NAD83/Zone 12
Property Geology
Figure 7-2

8 DEPOSIT TYPES

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

The mineral deposits at TLP bear many of the attributes of an apogranite (Beus, et al., 1962) originating as an apical or domal facies of the parental syenite and granite. The deposits are extensively metasomatized with pronounced magmatic layering and cyclic ore mineral deposition. The Nechalacho deposit essentially forms part of a layered, igneous, peralkaline intrusion.

According to Richardson and Birkett (1996) other comparable rare metal deposits associated with peralkaline rocks include:

- Strange Lake, Canada (zircon, yttrium, beryllium, niobium, REE)
- Mann, Canada (beryllium, niobium)
- Illimausaq, Greenland (zircon, yttrium, REE, niobium, uranium, beryllium)
- Motzfeldt, Greenland (niobium, tantalum, zircon)
- Lovozero, Russia (niobium, zircon, tantalum, REE)
- Brockman, Australia (zircon, yttrium, niobium, tantalum)

Richardson and Birkett further comment that some of the characteristics of this type of deposit are:

- Mineralizing processes are associated with peralkaline intrusions and the latter are generally specific phases of multiple-intrusion complexes.

- Elements of economic interest include tantalum, zircon, niobium, beryllium, uranium, thorium, REE, and yttrium, commonly with more than one of these elements in a deposit. Volatiles such as fluorine and carbon dioxide (CO_2) are typically elevated.

- End members may be magmatic or metasomatic although deposits may show the influence of both processes. Alteration in magmatic types is often deuteric and local while alteration in metasomatic types is generally more extensive.

- This type of deposit is typically large but low grade. Grades for niobium, tantalum, beryllium, yttrium and REE are generally less than 1%, while the grade for zircon is typically between 1% and 5%.

- These deposits display a variety of rare metal minerals including oxides, silicates, calcium phosphates and calcium fluoro-carbonates. Niobium and tantalum mineralization is typically carried in pyrochlore and less commonly in columbite.
- The preferred genetic model is that of igneous differentiation within a closed-system with rare earth element concentration within a residual magma, aided by depression of the freezing temperature of the magma by fluorine and possibly CO_2.

CHARACTERISTICS OF THE NECHALACHO DEPOSIT

The Nechalacho deposit is the largest known mineralized body on the property. As exposed, it is approximately triangular in shape and covers an area of about two square kilometres. It is known from diamond drilling that the zone is up to 200 m thick (Figure 8-1).

The geological variation within the Nechalacho deposit is complex. Within the Avalon lease area the geology is dominated by a succession of syenites including the Ore (Nechalacho) Nepheline Sodalite Syenite and the Thor Lake Syenite. The latter is believed to have evolved into a more granitic unit known as the Grace Lake Granite. Together, these three phases form the eastern part of the Blatchford Lake Intrusive Suite of Davidson (1978).

The Ore (Nechalacho) Nepheline Sodalite Syenite consists of a series of cumulate rocks which pass upwards into porphyritic, mafic, laminated, and pegmatitic counterparts. Detailed descriptions of these rock types are provided in Table 8-1.



SCOTT WILSON RPA
415,500 E
416,000 E
416,500 E
417,000 E
417,500 E
418,000 E
418,500 E
6,887,500 N
6,887,000 N
6,886,500 N
6,886,000 N
6,885,500 N
N
Thor Lake
Long Lake
INFERRED RESOURCE OUTLINE
Isopach Values (m):
< 10
10 - 20
20 - 30
30 - 40
40 - 50
50 - 60
60 - 70
70 - 80
80 - 90
0 100 200 300 400 500
Metres
July 2010
Figure 8-1
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Isopach Map of the Lake Zone
www.scottwilson.com

TABLE 8-1 TABLE OF ROCK TYPES
Avalon Rare Metals Inc. – Thor Lake Project

	Alteration	Mineralization	Code	Name	Description
			95	Overburden	
			90	Diabase	
Alkaline Rocks, Intrusive Suite 1					
			85	Grace Lake Granite	
			84	Thor Lake Syenite	
Peralkaline Rocks, Intrusive Suite 2					
			79	Sodalite Cumulate (Altered)	Roof series cumulates
			78	Aegirine Arfvedsonite Syenite (altered) a. Pegmatitic b. Porphyritic c. Eudialyte/zircono-silicate bearing	
Series 1	Strong to pervasive alteration common; primary minerals and textures commonly obliterated	Magmatic and hydrothermal Zr-REE mineralization	75	Foyaite I (altered) a – Unmineralized b – Zircon-silicate bearing	Variable textures, +/- nepheline
			70	Trachytic Microsyenite	Fine grained, green-black to red with aligned fine white feldspar (locally zircono-silicate bearing) (formerly "lujavrite")
			69	Eudialyte Arfvedsonite (+/-Aegirine) Syenite (altered)	Moderate to abundant zircon-eudialyte pseudomorphs in matrix, aegirine/arfvedsonite pseudomorphs commonly preserved, poikilitic K-feldspar (former Upper Zone MRZ) (2a). Strong biotite/chlorite alteration.

	Alteration	Mineralization	Code	Name	Description
Series 2	Moderately altered; primary minerals altered, primary textures preserved	Magmatic mineralization	67	Eudialyte Cumulates (altered)	Eudialyte/zircon pseudomorphs cumulate. Some remobilization. (former MRZ, 2b Basal Zone)
			65	Aegirine (Nepheline) Syenite II (altered)	
			63	Foyaite II	Coarse-grained, foyaitic syenite underlying cumulate zone
Series 3	Fresh or weakly altered; primary minerals and textures commonly preserved			a – Pegmatitic	
			60	Aegirine Syenite	Fresh, green aegirine and white plagioclase (+/- nepheline)
			55	Sodalite Nepheline Syenite a – Foyaitic	
			50	Naujaite	
			99	Unknown a – Pervasive albitization - unknown precursor b – Pervasive mafic alteration – unknown precursor c – Pervasive fluorite-illite metasomatism	
			96	Fault	
			97	Breccia a. Green breccia unit b. other	

The primary igneous peralkaline rocks have been altered by pervasive hydrothermal and metasomatic fluids. This has resulted in the partial to complete replacement of the Ore Syenite unit. During metasomatic replacement a new assemblage of biotite, magnetite, specularite, albite and/or chlorite is generated and these minerals tend to be associated with the rare metals and rare earth elements within the resource. The last events in the metasomatic sequence include the generation of microcline, albite and related silicification.

There is some suggestion that the early-formed rocks were affected by various forms of pre-solidification displacement such as magmatic re-sedimentation, magmatic scouring, and possibly foundering during cooling. The effect of these processes is to obscure lithological correlations from cross-section to cross-section and give the impression of structural displacement. In contrast, the metasomatic rocks generally show a good chemical correlation from section to section - this may be a reflection of pressure/temperature differences or a chemical disequilibrium boundary.

REE, Ta, Nb and Zr mineralization in the Nechalacho deposit occurs in broad, enriched sub-horizontal replacement zones, in addition to being widely disseminated over much of the deposit. Minerals hosting these elements are primarily fergusonite, ferro-columbite, allanite and zircon. Minor or accessory assemblages include the bastnaesite group minerals, as well as monazite and apatite. The highest grades of HREEs, LREEs, niobium, and tantalum tend to occur in magnetite and zircon-rich areas within the sub-horizontal replacement zones.

The Nechalacho deposit is hosted by a layered magmatic peralkaline intrusion of aegirine syenites, nepheline syenites and related cumulates. REE-bearing minerals were originally deposited in-situ as disseminated grains, probably eudialyte, during cooling and as cyclic cumulate layers. Hydrothermal alteration of these original zircono-silicates has partially remobilized the REE's, particularly the LREE's as part of the process of metasomatism. For the LREEs, remobilization appears to be fairly local, but could also have been more extensive, depositing LREE's in zones away from their original site of crystallization. HREE's do not appear to be remobilized and their occurrence is considered to be in situ.

THE R-, S-, T- AND FLUORITE ZONES

In addition to the Nechalacho deposit, the Thor Lake property contains a number of other, smaller, mineralized zones that are not part of the current resource estimate. These include the North-T and South-T Zones, as well as the R, S and Fluorite Zones. The T-Zone, particularly the section referred to as the North T-Zone, is the most extensively explored of these other zones; the remaining zones are only defined by a few shallow drill holes. A brief description of the North-T and South-T Zone follows. Table 8-2 summarizes the drilling of the various zones.

TABLE 8-2 DRILLING SUMMARY OF ZONES OUTSIDE THE NECHALACHO DEPOSIT

Avalon Rare Metals Inc. – Thor Lake Project

Target	Drill Holes	Length of Drilling
North T	96	more than 4,400 m
South T	37	about 3,065 m
Fluorite Zone	2	176.8 m
R Zone	1	Unknown
S Zone	5	Unknown

T ZONE (NORTH T ZONE AND SOUTH T ZONE)

The T-Zone extends to the northwest for approximately one kilometre from the Nechalacho deposit, transecting both the Thor Lake Syenite and the Grace Lake Granite (Figure 8-2). In plan view, the T-Zone pinches and swells from a few metres up to 240 m and has been separated into two distinct portions; the North T-Zone and the South T-Zone. The two zones are separated at surface by mineralized granite but are contiguous at depth where they are joined by a keel-like dyke of feldspathic alteration.

In cross-section the North and South T-Zones are concentrically zoned with the different rocks forming a succession of shells inward from the granitic or syenitic host rock. The shells have been described using classic pegmatite terminology as a Wall Zone, a Lower Intermediate Zone, an Upper Intermediate Zone, and a Quartz Core.

FIGURE 8-2 GENERAL GEOLOGY OF THE T-ZONE


NORTH
T ZONE
LEGEND
DIABASE
FELSIC DYKE
QUARTZ ZONE
UPPER INTERMEDIATE ZONE
LOWER INTERMEDIATE ZONE
WALL ZONE
GRANITE
SYENITE
N
SOUTH
T ZONE
0
50
100
metres
CRESSY
LAKE

Source: Pedersen et al., 2007

The Wall Zone comprises a massive medium- to coarse-grained albite (var. cleavelandite) with minor or accessory amounts of quartz, fluorite and columbite. The Lower Intermediate Zone is distinctive in that it has preserved the original texture of the granitic or syenitic protolith despite extensive metasomatism. It now consists of alteration assemblages of biotite, other mica polytypes, magnetite, quartz, phenacite, bertrandite, xenotime, thorite, bastnaesite, synchisite, parasite, fluorite and, locally, patches of sulphides. It is generally massive, fine to coarse grained, brownish to black in colour and locally weakly schistose. Quartz is commonly black, of glassy lustre and many of the minerals are metamict.

The Upper Intermediate Zone is a light greenish-buff rock characterized by abundant polylithionite, quartz, albite, fluorite, phenacite, columbite, xenotime, bastnaesite, synchisite, parasite, and rare sulphides. These rocks display sub-horizontal banding on a decametre scale of mica enrichment which is interpreted to result from repeated pressure quenching. Miarolytic cavities are noted up to 1.5 m in size and vugs are common.

The centre or Quartz Core of the T-Zone is occupied by massive quartz with minor accessory grey, green and purple fluorite and rare bastnaesite, synchisite and parasite. The quartz cuts into the Wall Zone assimilating and brecciating large K-feldspar crystals that are oriented perpendicular to the walls. Polylithionite becomes abundant in these areas in near massive amounts with lesser phenacite and cleavelandite.

At the base of the Quartz Core, above the boundary with the Upper Intermediate Zone is a horizon of strongly brecciated but otherwise massive intergrown bastnaesite, synchisite and parasite, with lesser roentgenite, grey to purple fluorite, and disseminated sulphides. This unit is termed the F or Bastnaesite Zone and it is confined in occurrence to the North T-Zone.

The economic mineralogy of the T-Zone ore minerals is tabulated in Table 8-3.

TABLE 8-3 MINERALS OF PRINCIPAL ECONOMIC INTEREST IN THE T-ZONE

Avalon Rare Metals Inc. – Thor Lake Project

Element	T-Zone
Y + HREE	xenotime
LREE	bastnaesite, synchisite, parisite
Be	phenacite
Nb, Ta	columbite
Zr	zircon
Ga	albite (var. cleavelandite)

NORTH T ZONE RESOURCE

The North T Zone forms a circular area of intense alteration and greisen alteration. In cross and longitudinal sections, it is hemispherical and most of the mineralization occurs as a series of concentric layers or sub-zones stacked within it. The mineralization occurs over an area of 140 m in length by 100 m in width and has been drilled to a maximum vertical depth of approximately 190 m.

The mineralization of interest within the North T-Zone has been divided into five sub-zones: C, D, E, F and Y. These sub-zones are not necessarily confined to the individual lithologies described above and may transect several lithologies. They are defined by assay walls.

- The E sub-zone is at the top of the deposit and has a diameter of 40 m with an approximate depth of 25 m. It straddles the south end of the Quartz Zone and the Upper Intermediate Zone. Mineralization in the E sub-zone is primarily beryllium found in the mineral phenacite and it has the highest grades of Be found in the Thor Lake property.

- The F sub-zone is a LREE-enriched unit marked by syntaxial intergrowths of bastnaesite, synchisite and parasite (which are all fluoro-carbonates). It generally occurs as skeins and breccias within the Quartz Core.

- The C and D sub-zones underlie the E sub-zone and extend to a maximum depth below surface of approximately 80 m. Beryllium is found in both phenacite and bertrandite. These sub-zones also carry yttrium and heavy rare earth values largely found in the mineral xenotime.

- The Y sub-zone lacks significant beryllium values and therefore was not separated in previous work as an economic entity. It does, however, form a

resource of HREE enrichment in the form of xenotime, surrounding and interacted with the C, D, and E sub-zones.

- Gallium is found in all of the albitic Wall Zone rocks.

The North T-Zone was nominally drilled on 15 m centres. In the middle of the deposit, drill hole spacing in places is as close as 7 m and some of the drill holes were twinned for metallurgical samples.

Five resource estimates have been generated for the North T-Zone since 1985 and the reader is referred to detailed descriptions of these estimates in the Wardrop report of 2007. Four of the resource estimates are not NI 43-101 compliant having pre-dated current regulation. The Wardrop estimate, which is NI 43-101 compliant, is presented below in Table 8-4 and summarizes the resources in the various sub-zones of the North T deposit.

TABLE 8-4 SUMMARY OF INDICATED MINERAL RESOURCES FOR THE NORTH T ZONE

Avalon Rare Metals Inc. – Thor Lake Project

Sub-zone	Cut-off	Tonnes	TREO + Y_2O_3 (%)	BeO%(1)	Nb_2O_5 %(1)
C, D, E	0.40 BeO	498,409	0.72	0.98	0.5
F	0.10 Ce_2O_3	43,877	6.5	0.16	0.01
Y	0.04 Y_2O_3	593,815	0.45	0.08	0.59
Total		**1,136,101**	**0.71**	**0.48**	**0.53**

SOUTH T-ZONE RESOURCE

The South T-Zone was drilled on a nominal 30 m centres. No NI 43-101 resource estimate is available for the South T-Zone. A historic estimate of the resource was generated by Lindsey (1987) and is tabulated below (Table 8-5). It is not NI 43-101 compliant and should not be relied upon by the reader.

TABLE 8-5 HISTORIC ESTIMATE OF THE SOUTH T ZONE POTENTIAL RESERVES

Avalon Rare Metals Inc. – Thor Lake Project

Cut-off	Cutting Element	Tonnes	Density	Y_2O_3 (%)	BeO (%)	Ce_2O_3 (%)	Nb_2O_5 (%)
0.3	% BeO	1,135,499	3.02	<0.1	0.62	<0.1	0.484
0.1	% BeO	1,254,681	3.02	<0.1	0.18	0.152	0.362

9 MINERALIZATION

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

Mineralization in the Nechalacho deposit includes LREE found principally in allanite, monazite, bastnaesite and synchysite; yttrium, HREE and tantalum found in fergusonite; niobium in ferro-columbite; HREE and zirconium in zircon; and gallium in biotite, chlorite and feldspar in albitized feldspathic rocks. This mineralogy has been studied by SGS Minerals Services, XPS Process Services and McGill University. The abundance of the rare earth bearing minerals as a proportion of the rock is summarized below (Table 9-1), with the mineralogy of the concentrates included for comparison purposes (Table 9-2).

TABLE 9-1 AVERAGE PERCENT OF ORE MINERALS
Avalon Rare Metals Inc. – Thor Lake Project

	All Rock	Upper Zone	Basal Zone	Concentrate
Zircon	65.3%	62.8%	66.2%	63.0%
Fergusonite	3.7%	2.6%	4.3%	5.4%
Bastnaesite	3.8%	4.0%	3.4%	0.7%
Synchysite	4.1%	4.4%	3.8%	1.5%
Monazite	6.4%	9.4%	5.2%	5.5%
Allanite	12.3%	12.0%	13.3%	19.6%
Other REE	0.1%	0.1%	0.0%	0.1%
Columbite	4.3%	4.5%	3.8%	4.1%
Total	**100%**	**100%**	**100%**	**100%**

TABLE 9-2 PERCENT OF ROCK OR CONCENTRATE

Avalon Rare Metals Inc. – Thor Lake Project

	Rock Samples							Concentrate	
	11806-001	11806-002	11806-006	11806-006UZ	XPS-UZ-Feed	11806-006BZ	XPS-BZ-Feed	11806-003	11806-005
Zircon	11.00	13.10	3.79	4.36	7.07	9.35	6.93	35.69	31.25
Fergusonite	0.60	0.70	0.19	0.18	0.30	0.58	0.58	3.05	2.65
Bastnaesite	0.40	0.20	0.26	0.38	0.30	0.51	0.68	0.38	0.40
Synchysite	0.90	0.40	0.28	0.42	0.33	0.32	0.61	0.78	0.82
Monazite	1.50	1.10	0.31	0.59	1.15	0.41	0.40	2.87	2.99
Allanite	3.60	3.70	0.52	0.79	1.42	1.25	0.60	11.03	9.77
Other REE	0.00	0.00	0.01	0.02	0.00	0.02	0.00	0.06	0.06
Columbite	0.90	0.90	0.31	0.40	0.38	0.56	0.20	2.16	2.19
Total	**18.90**	**20.10**	**5.67**	**7.14**	**10.95**	**13.00**	**10.00**	**56.02**	**50.13**

Notes:
11806-001: Average of 30 drill core 2 m samples largely from Basal Zone
11806-002: Metallurgical head test sample
11806-003: Flotation concentrate
11806-005: Flotation concentrate, locked cycle tests
11806-006: Selected samples at 20 m down 3 drill holes through mineralization
11806-006UZ: Selected samples at 20 m down drill hole through mineralization, selected UZ samples, 1.28% TREO, 0.12% HREO
11806-006BZ: Selected samples at 20 m down drill hole through mineralization, selected BZ samples, 2.11% TREO, 0.50% HREO
XPS-UZ-Feed: Upper Zone sample processed by XPS Minerals Services
XPS-BZ-Feed: Basal Zone sample processed by XPS Minerals Services; 1.57% TREO, 0.33% HREO

The total content of ore minerals in the rock ranges from 5.7% to 20%. If samples considered un-mineralized (some of study 11806-006) are excluded then the range is from 7% to 20%.

Recalculating these abundances as a percent of the ore minerals is shown in Table 9-3. Note that the minerals occur in relative abundance from zircon, to allanite, to monazite, with fergusonite, bastnaesite and synchysite varying considerably from case to case.

TABLE 9-3 PERCENT OF ORE MINERALS

Avalon Rare Metals Inc. – Thor Lake Project

	Rock Samples							Concentrate	
	11806-001	11806-002	11806-006	11806-006UZ	XPS-UZ-Feed	11806-006BZ	XPS-BZ-Feed	11806-003	11806-005
Zircon	58.2%	65.2%	66.8%	61.1%	64.6%	71.9%	69.3%	63.7%	62.3%
Fergusonite	3.2%	3.5%	3.4%	2.5%	2.7%	4.5%	5.8%	5.4%	5.3%
Bastnaesite	2.1%	1.0%	4.6%	5.3%	2.7%	3.9%	6.8%	0.7%	0.8%
Synchysite	4.8%	2.0%	4.9%	5.9%	3.0%	2.5%	6.1%	1.4%	1.6%
Monazite	7.9%	5.5%	5.5%	8.3%	10.5%	3.2%	4.0%	5.1%	6.0%
Allanite	19.0%	18.4%	9.2%	11.1%	13.0%	9.6%	6.0%	19.7%	19.5%
Other REE	0.0%	0.0%	0.2%	0.3%	0.0%	0.2%	0.0%	0.1%	0.1%
Columbite	4.8%	4.5%	5.5%	5.6%	3.5%	4.3%	2.0%	3.9%	4.4%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

A summary of the results given above shows that the Upper and Basal Zone mineralization both have similar distributions of minerals with the exception of the higher levels of fergusonite and zircon in the Basal Zone (which both relate to HREE). Other than this difference, the abundance of the minerals is similar in Upper and Basal Zones suggesting that the differences between these zones are in degree rather than absolute terms.

The economically interesting minerals in the Nechalacho deposit are fine-grained and form intimate admixtures which have, in the past, presented metallurgical difficulties.

The Nechalacho deposit alteration system varies between 80 m (L08-65) and 190 m (L08-127) in vertical thickness, with the alteration typically starting at the surface. The complete alteration system is enriched to varying degrees in REE, Zr, Nb and Ta, relative to unaltered syenite, with average values over the whole alteration package of approximately 0.75% to 1.0% Total Rare Earth Oxides (TREO). Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the original textures and mineralogy of the host rock are no longer apparent.

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to here as the Basal Zone, contains the highest proportion of HREO. Overall, the HREO proportion of the TREO within the 80 m to 190 m thick alteration system is typically between 7% and 15%. However within the Basal Zone this proportion can exceed 30%.

In general, the HREE relative to the LREE show a distinct vertical zonation with increasing HREE to depth. This is not always consistent in individual drill holes, but when averaged over a number of holes, the pattern becomes clear as illustrated in Figure 9-1.

This pattern of increasing HREE to depth is clearly important to the economics of any potential mine, as the HREE have higher average prices than the LREE.

FIGURE 9-1 SCATTER PLOT OF HREO/TREO VERSUS ELEVATION ABOVE SEA LEVEL (Z1)


Scatterplot of Hreo, Treo, HREO/TREO vs Z1
Y-Data
25000
20000
15000
10000
5000
0
0
50
100
150
200
Z1
HREO/TREO
0.30
0.25
0.20
0.15
0.10
Variable
Hreo
Treo
HREO/TREO

10 EXPLORATION

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

The Thor Lake Property has been systematically explored for several different metals over a period of 30 years (see History, Section 6.0). Exploration focus has shifted as new discoveries, such as beryllium, were made, or in response to price increases for tantalum, yttrium and HREE, or for example, because of improved methods of recovery of tantalum.

Since taking over the property in 2005, Avalon has sampled archived drill cores from the Lake Zone to extend the area of known yttrium and REE. This led to completion of a technical report by Wardrop in 2007. This technical report included a resource estimate and recommended further work including diamond drilling.

Starting in August 2007, Avalon has conducted continuous drill campaigns, except to stop for freeze-up and break-up periods. The details of these drilling campaigns are given in section 11 below.

In addition to drilling, Avalon has supported three M.Sc. theses (one from McGill University and two from Switzerland) and one PhD (University of Windsor). These theses have aided in understanding the regional and local geology, and detailed mineralogy of the Nechalacho deposit.

An airborne magnetic survey was completed in winter 2009 to aid in mapping the local geology and structure.

11 DRILLING

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

Since 1977, diamond drilling has been carried out intermittently by various operators over five separate mineralized zones at Thor Lake. A total of 51 holes (5,648 m) had been completed on the Lake Zone through to 1988 (See section on History). As the geology was poorly understood, the drilling frequently did not penetrate the Basal Zone, and the results are often not useful for the present resource model. Also, as noted elsewhere, modern QA/QC practices were not followed and samples were only analyzed for only 4 to 6 elements. Consequently the historic drilling, in general, is not useful for the resource estimation.

RECENT DRILLING

Avalon commenced diamond drilling in the Lake Zone (as it was known then) in July 2007. Drilling was organized into five separate drill programs:

- July to October 2007: 13 holes totalling 2,550 m (BTW diameter)
- January to May 2008: 45 holes totalling 8,725 m, including 11 metallurgical holes totalling 2,278 m (NQ2 diameter)
- June to September 2008: 27 holes totalling 5,565 m (NQ2 diameter)
- February to May, 2009: 26 holes totalling 5,474 metres (NQ2 diameter)
- July to October, 2009: 44 holes totalling 9,098 metres (HQ diameter)

The goal of the drilling was to continue to delineate zones of REE and Ta mineralization. The initial drilling (2007-2008) was completed largely at a spacing of approximately 150 m by 150 m. Eleven tightly-spaced inclined holes (L08-099 to L08-109) were drilled to obtain a mini-bulk sample for continued metallurgical work on REE-enriched zones. Six of the earlier holes were also re-assayed to test for the full suite of Rare Earth Elements as was done on the recent drilling.

Starting with the February 2009 program, the drill spacing was reduced and this resulted in intercepts at approximately 50 m centres. This spacing also allowed the resource estimate to be upgraded from Inferred to Indicated Resources as recommended in the

Wardrop report (March 2009). This drilling also focused on the south-eastern part of the deposit where the Basal Zone has higher TREO grades but also higher HREO grades (along with thicker intercepts). There was also an emphasis on utilizing drill setups for multiple intercepts of the Basal Zone in order to reduce drill moves, generate more structural information by intersecting the zones at an angle rather than vertically, and reduce the environmental impact with less drill moves and so less trail building and drill site clearing.

Core from both the historic drilling and the current drilling programs is stored at the Thor Lake site. Archived core has been re-boxed where necessary, with all old core racks having been replaced with new ones. Core pulps and rejects are stored in a secure warehouse in Yellowknife and at site.

RECENT AND FUTURE DRILLING

A drilling program was completed during the winter of 2010 at the Nechalacho deposit. The program had five primary objectives:

- Delineation of additional high grade Indicated Mineral Resources near the main area of the existing Indicated Mineral Resources, concentrating on lake sites and swampy locations that are too wet to be tested under summer conditions.
- Step-out drilling from previous drill holes that had exceptional total rare earth and heavy rare earth contents (for example, drill hole L09-206 in the southwest extremity of the Nechalacho deposit).
- Testing of the lateral extent of the deposit south of Long Lake underneath un-mineralized cover rocks.
- Drilling of long angle holes under Long Lake from the south in order to increase the understanding of the presence or absence of structures such as brittle faults that may displace the ore zones.
- Condemnation and geotechnical drilling of specific locations including proposed tailings, airstrip and infrastructure sites.

The same 25hh-5 HQ-capable track-mounted drill rig continued on the project under contract from Foraco Drilling Limited. In addition, due to the increased depths of some targets, a second Foraco drill rig was added in February 2010. This rig was a Boyles 37A coring machine with 1,000 metres depth capacity drilling HQ core.

To satisfy the resource estimation requirements for the Basal Zone (principally variography) an intercept spacing of 50 m horizontal was planned for Indicated Resources and an intercept spacing of 100 m was planned for Inferred Resources.

It is likely that the project will require the delineation of more than 15 years of resources in order to outline a number of years at overall grades higher than the average resource grade. It is known that higher grades of HREO are present in deeper intercepts of the Basal Zone and consequently the drilling is concentrating on those areas that are expected to give Basal Zone intercepts at deeper levels.

Results to date indicate that a second zone of significant Basal Zone mineralization with encouraging HREO values is developing at the west end of Long Lake (previously intercepted in drill holes L08-132 and L09-206 and now with drill hole L10-207). It is important to continue to outline this resource area as it may influence development plans for the underground ramp location.

Drilling has included at least two holes in each of Ring and Buck Lakes within the main proposed tailings area. In addition, one hole was drilled in Cressy Lake, which is a secondary tailings location. Other drill plans relating to condemnation drilling include:

- Three drill holes on the proposed airstrip
- One drill hole on the proposed infrastructure (plant, etc) site
- Three drill holes on the proposed ramp route

This drilling program will continue into the summer of 2010.

CORE LOGGING AND CORE RECOVERY

NITON X-RAY ANALYZER DURING DRILL CORE LOGGING

The REE-bearing minerals in the Nechalacho deposit are generally not visible with the naked eye due to their disseminated and fine-grained nature. The dominant minerals identified easily are zircon and (infrequently) traces of bastnaesite although visual grade estimates of bastnaesite are rarely possible. To map the relative grades in the core Avalon Rare Metals Inc. utilizes a Thermo-Scientific Niton® XLP-522K hand held analyzer for assistance to the geologist while core logging. The NITON® energy-dispersive x-ray fluorescence (EDXRF) analyzers, commonly known as XRF analyzers,

are able to quickly and non-destructively determine the elemental composition of the drill core.

A number of elements may be analyzed simultaneously by measuring the characteristic fluorescence x-rays emitted by a sample. EDXRF analyzers determine the content of a sample by measuring the spectrum of the characteristic X-rays emitted by the different elements in the sample when it is illuminated by X-rays, in the case of the XLP-522K, from a small, sealed capsule of radioactive material.

Due to variations in analysis conditions – the physical surface of the sample, the dampness of the sample, and the small window for analysis – the readings for individual elements cannot be considered as quantitative and representing long core lengths. However, the readings can assist the geologist to identify mineralized sections, and determine whether these sections are relatively higher or lower in heavy rare earth elements.

Tests were completed to compare Niton readings for a suite of economically important elements in Nechalacho drill core to laboratory assays for two metre lengths of drill core. One test involved 24 readings over a two metre length of drill core compared to the laboratory analyses for that interval. The second test was to complete between one and four readings per two metre interval on two drill holes and compare to laboratory assays. Statistics was used to compare the results from the Niton with the laboratory analyses.

For the test on the one core interval, a one-sample t-test was utilized to compare the Niton readings to analysis of the interval with the results illustrated in Table 11-1. The one-sample t-test tests the null hypothesis that there is no significant difference. If the t-test gives a p-value greater than 0.05 it is taken that there is no significant difference at the 95% confidence level. As can be seen in Table 11-1, the elements Sm, Nd, Y, Gd and Ce give strong indications of correlation between the assay values and Niton readings. Nb, La, Dy and Pr give weaker results and Fe, Eu, Ta, Tb and Th give unacceptable results.

The second test compared Niton readings with one to four per interval over two drill holes, L07-52 and 61A, which were used to compare laboratory analyses against individual Niton analyses using a two sample t test and regression for paired samples.

This test also gave acceptable comparisons between the Niton equipment and laboratory values for Ce, Y, Sm, Nd and Gd. Note that the regressions for Ta and Zr gave acceptable regressions but unacceptable t tests suggesting that calibration might result in acceptable results.

TABLE 11-1 NITON TEST ANALYSES
Avalon Rare Metals Inc. – Thor Lake Project

2 sample t	Test 1 1 sample t-test	Test 2 2 sample p-score	Test 2 Paired t p-score	Test 2 Regression R^2
La		0.860*	0.801*	49.9%*
Ce	0.172*	0.798*	0.697*	46.0%*
Y	0.192*	0.627*	0.384*	54.0%*
Sm	0.559*	0.565*	0.348*	54.0%*
Nd	0.119*	0.456*	0.204*	58.0%*
Gd	0.180*	0.320*	0.090	47.0%*
Th	0.000	0.001	0.000	8.2%
Eu	0.034	0.000	0.000	14.2%
Tb	0.007	0.000	0.000	6.8%
Dy	0.090	0.000	0.000	35.2%*
Nb	0.119*	0.000	0.000	24.9%*
Ta	0.025	0.000	0.000	44.0%*
Zr		0.000	0.000	60.0%*

*Statistics suggesting strong correlation between instrument and laboratory

The interpretation of the data in the table is as follows:

Significant p-values (>0.05) for Test 1 and Test 2 t-tests suggest a good numerical correlation between the Niton content estimate and the chemical laboratory content estimate.

- A high R^2 (and all regressions had significant p-values) for the regression, coupled with a high p-value in the t-test reinforces the significance of the correlation between the Niton instrument and the laboratory results.
- A high R^2 coupled with a low p score on the t tests indicates that there is poor numerical correlation between the Niton instrument and the laboratory results,

but a good fit on a regression line, implying that the variation in the Niton reading is proportional to the laboratory estimate but there is a systematic percent bias in the Niton readings (either high or low).

Note that handheld XRF units can suffer precision, bias or general inaccuracies when measuring extremes of contents – either very high or very low levels of an element.

Avalon concluded that Niton XRF analysis has been demonstrated to reflect laboratory analyses for the elements Y, Ce, Ne, Sm and Gd. Furthermore, with more effort in instrument calibration, acceptable results can be achievable for Ta and Zr. These conclusions are significant in that the relative amounts of light and heavy rare earths are reasonably represented by measurements of Ce and Y. Thus, the total rare earth grade and light rare earth (LREE) content can be estimated using the Ce values and the relative proportion of heavy rare earths (HREE) can be estimated using the Y grade. This can be supported in the case of LREE by the Nd values and in the case of HREE by the Gd values.

NITON HANDHELD ANALYZER FOR GRADE AND QUALITY CONTROL

Given the test results summarized above for using the Niton handheld analyzer on drill core, its use in mining grade control and metallurgical monitoring can be discussed.

As noted above, at Nechalacho the rare earth mineralization, with the exception of zircon, is invisible to the naked eye. Thus, underground grade control will be dependent upon chemical analysis. It is suggested that this may be achieved for underground grade control purposes by use of the handheld XRF analyzer. Use of such an instrument may enable the geologist to outline stopes on the basis of grade and also be able to recognize instantly HREE-rich and HREE-poor sections of the mineralization.

Analysis of rare metals such as rare earths, niobium, tantalum and zirconium is more complex than base metals. As a result, routine analysis during mining operations could be slower and more expensive than for base metals. Instant XRF analysis may be an efficient answer for this issue. The handheld XRF analyzers are limited in power output, and hence sensitivity and accuracy, due to safety concerns. An alternative is use of larger equipment that utilizes the same principles, but higher power output. An example is the Innov-X X-5000 Mobile XRF. This 50kV instrument has a 200 μA beam meaning that short assay times and better detection limits would be possible compared to 50 μA

for a typical handheld machine. Preparation of a crushed and homogenized sample would enable almost instantaneous analysis for key elements representing LREE and HREE and ultimately, grade control. Similarly, it is believed that this equipment could be calibrated for use in the flotation plant operations. Finally, online XRF systems could be considered for processes that would benefit from this.

In short, Avalon expects to utilize instrumental XRF analysis to minimize the requirement for check analyses, lower costs and increase throughput in the flotation plant and also increase the efficiency of mine grade control geologists.

12 SAMPLING METHOD AND APPROACH

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

A comprehensive core logging and sampling protocol was established in time for the July 2007 drilling program. This protocol has been strictly applied for all of the drilling programs since 2007. In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program.

Drilling operations were supervised by J.C. Pedersen, P.Geo. Bruce Hudgins, P.Geo, maintained the geological database and monitored the QA/QC protocol for the laboratory analyses. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geol (NWT), provided overall direction on the project.

Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program and NQ2 or HQ in the 2009-2010 programs (Table 12-1).

TABLE 12-1 DRILL CORE SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Date	Number of Holes	Total Metres	Core Diameter
July – October 2007	13	2,550	BTW
January – May 2008	45	8,725	NQ2
June – September 2008	27	5,565	NQ2
February – May 2009	26	5,474	NQ2
July – October 2009	44	9,098	HQ

Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface. Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block. The HQ drilling initially used both imperial and metric rods, so markers were in both feet and

metres to ensure proper measurement. Imperial rods were used exclusively in the latter part of the 2009 drill program.

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack.

Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, RQD, and density measurements. Magnetic susceptibility is measured every metre with a hand-held 'KT-10 magnetic susceptibility metre'. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 cm in length. Geotechnical logging, comprising rock quality determinations (RQD) are performed for each run.

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole.

On average, assay samples are two metres long except where, in the geologist's opinion, it is advisable to follow lithological boundaries. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians.

All geological, geophysical and geotechnical data is entered into a custom designed MS Access database, provided and maintained by Hudgtec Consulting. This database is backed up regularly to an external hard-drive in camp and remotely backed up to an ftp

site maintained by Hudgtec Consulting. Hudgtec Consulting also uploads all geochemical and assay data to the same database. The geologists at site can access the drill database to review previous drill results.

Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs. Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes. As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies. This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. Metreages and hole number are marked so as to be visible in all photos. Core is generally photographed in groups of six boxes.

Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics. This was initiated with the guidance of external geotechnical consultants (Knight- Piésold Consulting). Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks. Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features. The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by Knight-Piésold Consulting. A total of 22 holes were logged in whole or in part (Table 12-2). Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below.

TABLE 12-2 LIST OF HOLES WITH GEOTECHNICAL LOGS

Avalon Rare Metals Inc. – Thor Lake Project

Hole #	Comments	Interval (m)
L09-165	Entire Hole	2.22 - 179.0
L09-166	Entire Hole	1.8 - 148.25
L09-168	Entire Hole	2.0 - 167.0
L09-169	Entire Hole	- 169.0
L09-171	Entire Hole	4.56 - 177.41
L09-172	Includes Basal Zone	69.0 - 183.0
L09-173	Includes Basal Zone	133.0 - 190.0
L09-175	Includes Basal Zone	91.0 – 222.0
L09-176	Includes Basal Zone	101.0 – 195.0
L09-177	Includes Basal Zone	145.0 – 192.0
L09-178	Includes Basal Zone	74.0 – 147.0
L09-179	Entire Hole	7.0 – 178.61
L09-180	Includes Basal Zone	76.0 – 133.0
L09-181	Includes Basal Zone	125.0 – 173.0
L09-182	Includes Basal Zone	95.0 – 158.0
L09-184	Entire Hole	2.4 – 190.3
L09-188	Includes Basal Zone	77.0 – 143.0
L09-189	Includes Basal Zone	95.0 – 143.0
L09-190	Includes Basal Zone	87.0 – 183.0
L09-191	Entire Hole	10.0 – 198.85
L09-202	Entire Hole	4.47 – 187.0
L09-206	Includes Basal Zone	208.0 – 283.0

When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled. Core photos are stored on the camp computer in addition to an external hard drive.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The following information was supplied, in part, by the client and edited by Scott Wilson RPA.

SAMPLE PREPARATION AND STORAGE

The core splitter breaks the core into smaller lengths to fit into the mechanical core splitter, splits the core in half, and places one half in a plastic sample bag with the other half placed back into its sequence in the core box to serve as a permanent record. The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The sample bag is also marked with the corresponding sample number using a felt marker. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. Most rice bags contain 3 samples to keep weight to a manageable level. The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment. The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

While the majority of the sample splitting has been with mechanical core splitter to produce a half core for a sample, some core has also been sawed and quartered when required for metallurgical testing or standard preparation.

For metallurgical testing, core from the mineralized zones (predominantly the Basal Zone but also local samples from the Upper Zones) is sawed in half. One half is bagged for metallurgical testing following the same sampling procedure outlined above. The remaining half is then quartered with one quarter sent out for assaying and one quarter returned to the core box as a permanent record. Prior to 2009, metallurgical sampling was done on a limited basis, but for the 2009 program onwards, most Basal Zone intercepts were treated as noted here with only a quarter of HQ core for assay.

Standards are inserted routinely, with a standard randomly chosen (designated "High", "Medium" or "Low") and inserted every 25th sample. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample.

Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (Discovery). Discovery takes the samples to their warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by Discovery to the core processing lab facilities of either Acme Labs or ALS. At this point, the laboratories take custody of the samples.

Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. In the first program in 2007, two 250 gram (g) pulps were prepared from each sample, one for the primary laboratory, and one to be shipped to Avalon and used for the check analysis. As noted, for samples from drill holes completed in 2007, every sample was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008-2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

All remaining drill core is stored on site at Thor Lake. Core is racked at the exploration camp, and additional storage facilities have been utilized at the former Highwood Resources mine site buildings at the T-Zone. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho deposit core is stored at the camp storage. Since December, 2009, Avalon has rented a storage location at Yellowknife airport, and laboratories are requested to return all pulps and rejects to Avalon. The material is stored in the location and a computer database held of the sample numbers and type.

ANALYTICAL PROCEDURES

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the "older holes". These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were re-assayed in 2008 for the complete suite of elements.

Avalon has changed the laboratories used for analysis over time. Table 13-1 summarizes the laboratory usage.

TABLE 13-1 LABORATORY SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

Program	Preparation Laboratory	Prime Laboratory	Secondary Laboratory
2007 Summer	Actlabs	Actlabs	Acme
2008 Winter	Acme	Acme	ALS
2008 Summer	Acme	Acme	ALS
2009 Winter	ALS	ALS	Acme
2009 Summer	ALS	ALS	Acme

For the first year of drilling by Avalon (2007) the primary laboratory was Activation Laboratories Ltd. (Actlabs) of Ancaster, Ontario, and the secondary laboratory was Acme Analytical Laboratories Ltd. (Acme) in Vancouver. Samples were shipped to the Actlabs facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis. The Actlabs procedures used are Codes 4B, 4B2-STD, 4B2-RESEARCH, 4LITHO and 4LITHORESEARCH.

Actlabs has developed a lithium metaborate/tetraborate fusion ICP Whole Rock package Code 4B and a trace element ICP-MS package Code 4B2. The two packages are combined for Code 4Litho. The quality of whole rock data in Code 4B meets or exceeds quality of data by fusion XRF Code 4C, the old standard in whole rock analysis. The fusion process ensures total metals particularly for elements like REE in resistate phases (this may not be the case for acid digestions, particularly for heavy rare earths and other elements contained in refractory minerals like zircon, sphene, monazite, chromite, gahnite and several other phases). If refractory minerals are not digested, a bias may occur for certain REE and high field strength elements with standard acid digestions. The trace element package using ICP-MS (Codes 4B2-STD or 4B2-RESEARCH) on the

fusion solution provides research quality data whether using standard or research detection limits. Note that Eu determinations are semi-quantitative in samples having extremely high Ba concentrations (greater than 1%). This package is intended primarily for un-mineralized samples. Mineralized samples can be analyzed but the results will, be semi-quantitative for the chalcophile elements (Ag, As, Bi, Co, Cu, Mo, Ni, Pb, Sb, Sn, W and Zn).

For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife and the primary analytical laboratory was Acme Laboratory in Vancouver. A split of every tenth sample reject was sent to ALS Laboratory in Vancouver for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method.

Acme's Group 4A is a whole rock characterization package comprising four separate analytical tests. Total abundances of the major oxides and several minor elements are reported using a 0.1 g sample analyzed by Inductively Coupled Plasma (ICP)-emission spectrometry following a lithium metaborate/tetraborate fusion and dilute nitric digestion. Loss on ignition (LOI) is by weight difference after ignition at 1,000°C.

Acme's Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS). This package comprises two separate analyses. Rare earth and refractory elements are determined by ICP mass spectrometry (MS) following a lithium metaborate/tetraborate fusion and nitric acid digestion of a 0.1 g sample (same decomposition as Group 4A). In addition, a separate 0.5 g split is digested in Aqua Regia and analyzed by ICP-MS to report the precious and base metals.

For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, was shipped to ALS Laboratories, where the samples are analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

Starting with the winter 2009 drilling campaign, all samples were prepared at ALS' preparation facility in Yellowknife, and a subsample shipped and analyzed at ALS Chemex in Vancouver by lithium metaborate/tetraborate fusion and dilute nitric acid

digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81). All samples contained within intercepts above the 1.6% cut-off criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested.

Values were reported by the laboratories in ppm and converted to rare earth and rare metal oxides by Avalon geologists.

14 DATA VERIFICATION

The following information was supplied, in part, by the client and edited by Scott Wilson RPA. Bruce Hudgins P.Geo, of Hudgtec Consulting, has reviewed this protocol and performed data quality control checks prior to incorporation of the final assay values into the database.

QUALITY ASSURANCE/QUALITY CONTROL

In 2007, Avalon commissioned CDN Laboratory from British Columbia to generate three standards called AVL-H, AVL-M or AVL-L. These standards would be inserted into the assay stream. Avalon then commissioned Dr. Barry Smee to review the round robin and assess the quality of the data.

During the 2009 work program, a total of 151 blanks and 242 standards were inserted into the initial ALS MS81 sample stream (n=5,689 drill core samples) for a frequency of approximately 1:38 (2.6%) for the blanks and 1:24 (4.2%) for the standards. Upon review of the initial MS81 analyses, 1,428 of the original drill core samples were requested for MS81H analyses. A total of 30 blanks and 80 standards were inserted into the ALS MS81H sample stream for a frequency of approximately 1:48 (2.1%) for the blanks and 1:18 (5.7%) for the standards. The final assay database consists of both MS81 and MS81H analyses.

The results of the standard analyses were checked against the certified or provisional means and tolerances listed in the standard certificates as well as against the lab's (ALS) own precision tolerance level of +/-10%. The three rare earth elements with the potential highest value (Nd, Tb and Dy) were routinely monitored along with the overall values for the total rare earths (TREE%) and heavy rare earths (HREE%).

Precision results of the QA/QC program for the primary lab, as measured by %RSD (relative standard deviation / sample population mean), average between approximately 2-5% for Nd, Tb and Dy and overall show a weak negative bias for Nd, Tb and Dy in the Lake Zone. Results for the MS81h analyses, which were completed on most of the samples in the Basal Zone, are slightly more precise as measured by %RSD and on average are approximately 1-4% below their certified or provisional means for Nd, Tb,

Dy and also for TREE. Average HREE grades from the MS81h analyses were approximately 6-7% below that of the certified or provisional mean from the sum of all the heavy rare earths.

As part of the QA/QC program, Avalon employed Acme Analytical Laboratories (Vancouver) Ltd. to analyze duplicate rejects to confirm the primary labs accuracy. From the 2009 program, 614 rejects ("check samples") were sent to Acme in Vancouver, B.C. Of the 614 combined pulps and standards sent to Acme, 12 were Avalon Standards and 8 were blanks. This resulted in 594 paired Acme and ALS MS81 analyses from the 5,689 drill core samples for a frequency of approximately 1 check sample per 10 drill core samples (10%). One hundred and fifty five (155) of the ACME check samples also had corresponding MS81h analyses. This figure included a total of 3 blanks and 4 standards.

ALS analyses for MS81 and MS81h appear to be approximately 2-3% higher for TREE and 5-9% higher than ACME for HREE. Nd results from ALS appear to be 1-3% higher, Tb 10-18% higher and Dy approximately 4-8% higher than ACME.

Wardrop Engineering (2009), in the previous NI 43-101 report, concluded that there was evidence that Acme's analyses for REE may be biased low by more than 5% (Thor Lake Resource Update, March 2009, NI 43-101 Report). Given the difference noted above between ALS and Acme analyses, it is concluded that the ALS analyses are acceptable for resource estimation purposes. However, the earlier resource estimations may be understating the grade of the deposit due to the slight low bias of the early analyses.

SPECIFIC GRAVITY MEASUREMENT

A detailed description of the routine used for specific gravity data collection is given in section 17.

15 ADJACENT PROPERTIES

At the time of writing, there are no mineral claims or leases adjacent to the Thor Lake leases. All of the known rare metal deposits related to the Blatchford Lake Complex are owned by Avalon.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTING

Numerous metallurgical tests have been conducted over the last two years to determine how best to recover the valuable elements from Thor Lake Basal Zone ore. The results of these tests and brief economic trade-off studies have led to the selection of a process including grinding, froth flotation, decomposition of the refractory rare earth, zirconium, and niobium-tantalum minerals and recovery of these elements from solution by solvent extraction and precipitation methods.

MINERALOGY

The mineralogy of the mineralized material from the Thor Lake Deposit ore has been detailed in Section 9 of this report. The important minerals are zircon, allanite, monazite, fergusonite, bastnaesite, and synchysite. The minerals of interest are fine-grained and typically in the 5 µm to 25 µm size range.

COMMINUTION

Five carefully selected composite samples of Upper Zone (UZ) and Basal Zone (BZ) material and waste rock were prepared and submitted to Starkey and Associates for SAGDesign testing and to SGS Lakefield Research Limited (SGS) for assessment of comminution properties.

SGS reported a Bond metric rod mill work index value of 16 kWh/t for a UZ sample and values of 14 kWh/t and 16.5 kWh/t for two BZ samples. The values show rock of average toughness according to the SGS database.

SGS measured the abrasion indices at 0.3 g to 0.4 g indicating moderately abrasive material.

Bond ball mill work index tests returned metric values of about 15 kWh/t for all samples with very little variation when tested using 75 and 106 µm closing screens.

Based on the data, Melis Engineering designed a comminution circuit comprising crushing to -15 mm followed by rod and ball milling to achieve the target grind of 80% passing 38 µm.

The SAGDesign tests showed that the ore was amenable to semi-autogenous grinding (SAG) and this option may be examined again in future testwork and design studies.

FLOTATION

Numerous open circuit and locked cycle flotation tests have been done at SGS by Srdjan Bulatovic of SBM Mineral Processing and Engineering Services Ltd. Testwork is continuing but at the time of the pre-feasibility study, it had been established through work on numerous samples covering different ore grades and compositions that the flotation flowsheet should comprise grinding to 80% passing 38 µm, desliming at about 8 µm, the removal of magnetic materials followed by flotation.

The flotation process comprises a partial solution change, conditioning, rougher-scavenger flotation, four stages of counter-current cleaning, and a gravity upgrading step.

At 18% mass pull to a final concentrate, the circuit described above is expected to yield 90% recovery of zirconium, 69% recovery of niobium, 63% recovery of tantalum, and 80% recovery of the rare earths and yttrium.

Optimization of mass pull (affecting concentrate handling and hydrometallurgical operating and capital costs) vs. recovery (affecting revenue) for the concentrator will be carried out at the Feasibility stage.

Testwork is continuing at SGS to further increase the upgrading effect whilst holding, or improving, recovery levels through the rejection of biotite. When these tests are completed it is planned to operate a pilot plant comprising grinding, feed preparation, and flotation to both demonstrate the process and generate a bulk sample for on-going hydrometallurgical work and, eventually, a hydrometallurgical pilot plant.

HYDROMETALLURGY

The minerals in the flotation concentrate are chemically refractory – especially zircon. Zircon is routinely decomposed (cracked) at several operations around the world using fused sodium hydroxide and this process has been extensively investigated by SGS Mineral Services on Thor Lake material. The tests have shown that caustic cracking will very effectively decompose not only the zircon but also all other value-bearing minerals.

In a typical test, for example CCr-27, concentrate was treated with sodium hydroxide at 600°C for 3 hr, cooled, then water washed to remove excess sodium hydroxide and the phosphates and silicates formed in the cracking process. The solids were then leached with hydrochloric acid and yielded 96% zirconium extraction and more than 96% solubilization of the rare earths.

Other approaches to the caustic cracking process have been investigated including cracking tests using sodium carbonate, cracking in an autoclave using strong caustic solution, cracking in the presence of reductants, and low temperature attrition milling with sodium hydroxide. Some of these tests provided encouraging results and further tests have been planned.

Another approach to cracking refractory minerals is acid baking in which the feed material is mixed with concentrated sulphuric acid and held at a temperature of 200°C or more for a few hours. This method is widely used in China for decomposing the rare earth concentrates from Bayan Obo and elsewhere.

SGS has investigated the use of acid baking for the Thor Lake concentrate and it has been seen to solubilize about 80% of the light rare earths and 50% of the heavy rare earths. Zircon extraction is minimal, less than 4%, even under extreme acid bake conditions clearly indicating the refractory nature of zircon.

SGS Mineral Services has also investigated the use ammonium sulphate or ammonium chloride as acid baking reagents. Some elements were extracted but no further work is planned.

A combination of caustic cracking and acid baking has also been investigated and shown to offer high recoveries and preferred reagent consumption levels and operating

costs. Extractions under favourable conditions are typified by the results of AB-19 in which overall zirconium recovery was 99%, overall light rare earth (lanthanum, cerium and neodymium) extraction was 98%, and extraction of the heavy rare earths and yttrium was 99%. Niobium extraction was 83%

Although it is clear that a very effective process for solubilizing the valuable elements in the Thor Lake concentrate had been identified, testwork is continuing at SGS Mineral Services to further define the process parameters and optimize the flowsheet for the initial solubilization step.

Extracting valuable elements from the refractory minerals of the concentrate is a key part of the hydrometallurgical process. Once the elements of interest are in solution, it is necessary to separately recover the zirconium, rare earths, yttrium, niobium and tantalum and this has been investigated in the laboratory. The flowsheet that has been selected for the pre-feasibility study comprises double salt precipitation of the light rare earths followed by sequential solvent extraction steps to isolate zirconium, the rare earths, niobium, and tantalum.

Double salt precipitation, which is a classic means of separating the light and heavy rare earths, involves the addition of sodium ion to a sulphate solution of the rare earth elements. This has been tested and the resulting product metathesized and dried to produce a light rare earth hydrated oxide precipitate. The yield of light rare earths to this precipitate was high (up to 96%) but some co-precipitation of yttrium and heavy rare earths was observed. This does not represent a loss of heavy rare earths since they report to the light rare earth product but further work is under way to optimize the double salt precipitation step.

Solution reduction tests have been completed and a suitable process developed. Solvent extraction tests are continuing. Based on available data and published information from other proposed or actual solvent extraction plants, the plant included in the pre-feasibility study consists of three sequential solvent extraction circuits for recovery of zirconium, rare earths, and niobium and tantalum.

It is expected that testwork will continue on all aspects of the hydrometallurgical process over the next several months and will culminate in a hydrometallurgical pilot plant.

The net recoveries expected are provided in Table 16-1.

TABLE 16-1 FLOTATION AND HYDROMETALLURGICAL RECOVERIES
Avalon Rare Metals Inc. – Thor Lake Project

	Feed to Concentrate	Concentrate to Product	Net Recovery
ZrO_2	89.7%	90.0%	80.7%
TREO	79.5%	93.0%	73.9%
HREO	79.5%	93.0%	73.9%
Nb_2O_5	68.9%	80.0%	55.1%
Ta_2O_5	63.0%	50.0%	31.5%

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

The last publicly available NI 43-101 technical report and mineral resource estimate for the Nechalacho deposit (or Lake Zone as it was then known) was completed by Wardrop Engineering (Wardrop). The effective date for Wardrop's resource estimate is March 30, 2009. Since that time, updated resource estimates have been released in two press releases (January 14, 2010 and June 14, 2010). The June 14, 2010 update increased the Nechalacho Deposit resources by more than 100%, which required an updated Technical Report (this report).

The technical data used for the January 14, 2010 resource estimate was compiled, validated and evaluated by Hudgtec Consulting Ltd (Hudgtec) of Dartmouth, Nova Scotia, Canada. Bruce Hudgins, President of Hudgtec Consulting, was the QP for this resource estimate. Scott Wilson RPA reviewed Hudgtec's methodology for the January estimate and found no substantive issues. The January 2010 technical data was updated with new drill hole information and assay data for use in the June 14, 2010 resource estimate. Bruce Hudgins also validated this data set, updated the wireframe and interpolated values for the REE elements (plus Zr, Nb, Ga and Ta) into the block model. Over-limit assays were re-run using a different geochemical method and the revised values were incorporated into the database. Again, the methodology was reviewed by Scott Wilson RPA and found to be acceptable. Christopher Moreton PhD., P.Geo, Senior Consulting Geologist with Scott Wilson RPA, is the QP for the June 14, 2010 resource estimate.

Scott Wilson RPA has summarized the June 14, 2010 resource estimate using a Net Metal Return (NMR) per tonne cut-off value (Table 17-1). This is an economic number rather than an oxide cut-off grade. The rationale behind this change in the cut-off parameter is explained further under 'Cut-Off Grade'. Detailed resource tables, including the individual rare earth oxide grades, are included at the end of this section.

TABLE 17-1 MINERAL RESOURCE SUMMARY

Avalon Rare Metals Inc. – Thor Lake Project

	Tonnes (millions)	TREO (%)	HREO (%)	ZrO_2 (ppm)	Nb_2O_5 (ppm)	Ga_2O_3 (ppm)	Ta_2O_5 (ppm)
Indicated							
Upper Zone	6.89	1.45	0.17	18,560	2,856	175	194
Basal Zone	14.48	1.82	0.40	33,843	4,370	144	430
Total Indicated	**21.36**	**1.70**	**0.32**	**28,917**	**3,882**	**154**	**354**
Inferred							
Upper Zone	99.06	1.29	0.12	24,371	3,640	172	210
Basal Zone	76.87	1.60	0.33	31,378	4,428	134	413
Total Inferred	**175.93**	**1.43**	**0.21**	**27,433**	**3,985**	**155**	**298**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Resources are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Resource densities in the block model are interpolated values averaging 2.87 t/m^3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
8. Indicated Mineral Resources are inclusive of Mineral Reserves.
9. Totals may differ from sum or weighted sum of numbers due to rounding.
10. The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from 6 historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.
11. The sampling protocols as applied by Avalon were reported in detail in News Release 10-06, 12 May 2010, available on Avalon's website.

RESOURCE DATABASE

The June 14, 2010 resource estimate for the Nechalacho deposit is based upon detailed core logging, assays and geological interpretation by Avalon's consulting geologists. In total, 206 drill holes were used for the estimate of which 51 are historic and 155 are Avalon diamond drill holes (drilled and sampled from 2007 to 2009). Complete REE analyses (plus Zr, Nb, Ta and Ga) are available for six historic holes and all 155 Avalon holes. These holes and their related assays form the basis for the creation of two

domains of REE mineralization: an upper light rare earth element-enriched domain (Upper Zone) and a lower heavy rare earth element-enriched domain (Basal Zone).

Table 17-2 displays the source and number of drill holes used for the resource estimate. Table 17-3 shows the number of partial or complete REE analyses completed by both Avalon and other companies. Table 17-4 displays the number of samples for each element in the database.

TABLE 17-2 DRILL HOLE INFORMATION FOR THIS RESOURCE ESTIMATE
Avalon Rare Metals Inc. – Nechalacho Deposit, Thor Lake Project

Data Source	Number of Holes	Metres	Years	Notes
Other Companies	51	5,588	1978 to 1988	Not all information could be validated
Avalon Rare Metals	155	31,400	2007 to 2010	Metreage includes 5 restarted holes
Totals	**206**	**36,988**		

TABLE 17-3 ASSAY SUMMARY
Avalon Rare Metals Inc. – Nechalacho Deposit, Thor Lake Project

Data Source	Holes with no REE Analyses	Holes with partial REE Analyses	Holes with Complete REE Analyses	Notes
Other Companies	10	35	6	Geology used for wireframe creation
Avalon Rare Metals	5	0	155	Holes with no REE analyses are re-started holes
Totals	**15**	**35**	**161**	

TABLE 17-4 SAMPLE INFORMATION
Avalon Rare Metals Inc. – Nechalacho Deposit, Thor Lake Project

Element	Samples	Comments
Y	15,111	Number reflects additional analyses from pre-Avalon holes
La	13,849	Number reflects additional analyses from pre-Avalon holes
Ce	15,109	Number reflects additional analyses from pre-Avalon holes
Pr	13,762	Avalon analyses only
Nd	13,762	Avalon analyses only
Sm	13,762	Avalon analyses only
Eu	13,762	Avalon analyses only
Gd	13,762	Avalon analyses only
Tb	13,762	Avalon analyses only
Dy	13,762	Avalon analyses only
Ho	13,762	Avalon analyses only
Er	13,762	Avalon analyses only
Tm	13,762	Avalon analyses only
Yb	13,762	Avalon analyses only
Lu	13,762	Avalon analyses only
Zr	14,521	Avalon analyses only
Nb	14,880	Avalon analyses only
Ta	14,794	Avalon analyses only
Ga	13,503	Avalon analyses only

GEOLOGICAL MODELLING

As previously mentioned, two zones of REE enrichment have been defined for the Nechalacho Deposit. The upper and lower contacts for the Basal and Upper Zones (BZ and UZ respectively) are defined on the basis of significant changes in HREO% and TREO%. These surfaces were clipped against a perimeter bounding surface to define the UZ and BZ.

The base of the BZ is interpreted as a hard boundary that is generally defined by a strong increase in the HREO% and TREO%. In some drill holes the contact is not as sharp and the boundary was placed at the start of the increase in HREO% and TREO% (a conservative approach that introduces a certain amount of dilution). The upper boundary of the BZ was defined as a soft contact where the TREO% was greater than

1% and the HREO% was greater than 0.15. The volume between the top of the BZ and the base of the overburden/water was flagged as UZ.

Both the UZ and BZ were clipped using a bounding surface located 60 m away from the last hole that intersected either the BZ/UZ. This surface is used as a constraint for the resource estimate.

COMPOSITES

Two-metre composites were created for each element from the raw assays in the database. These composites were constrained by the upper and lower boundaries of the Upper and Basal Zones and flagged with the appropriate zone code. To facilitate compositing the bounding surfaces of the two zones were digitally 'flattened' using the modeling software. The composite intervals were created within these flattened domains and values were interpolated within these flattened domains. Note that remnant composites less than 1 m were not used for the interpolation routines. Scott Wilson RPA assessed the potential influence of removing these remnant samples from the data set and found no significant bias. After interpolation, the surfaces/solids were un-flattened by returning them to their original 3-dimensional locations. Note that composites were not extracted from the diabase dykes that cross-cut the deposit.

Tables 17-5 and 17-6 display the descriptive statistics for the raw assays from the Upper and Basal Zones respectively. Tables 17-7 and 17-8 display the descriptive statistics for the composites within the Upper and Basal Zones, respectively.

TABLE 17-5 UPPER ZONE RAW ASSAY DESCRIPTIVE STATISTICS

Avalon Rare Metals Inc. – Thor Lake Project

UPPER ZONE	Y_2O_3	La_2O_3	Ce_2O_3	Pr_2O_3	Nd_2O_5	Sm_2O_3	Eu_2O_3	Gd_2O_3	Tb_2O_3	Dy_2O_3
Mean	375	1,484	3,346	415	1,595	291	32	225	24	92
Standard Error	5	15	36	4	15	3	0	2	0	1
Median	247	1,180	2,581	327	1,251	223	24	168	17	63
Mode	159	1,695	4,309	362	1,277	278	27	138	18	150
Standard Deviation	414	1,329	3,285	364	1,380	259	28	201	23	95
Sample Variance	171,643	1,765,357	10,792,856	132,376	1,904,135	67,147	798	40,325	514	9,105
Kurtosis	59	30	135	12	5	5	3	3	11	38
Skewness	4	3	6	2	2	2	2	2	2	4
Range	10,756	26,590	106,551	5,472	11,772	3,051	259	1,921	321	2,173
Minimum	2	5	10	1	4	1	0	1	0	0
Maximum	10,759	26,595	106,561	5,473	11,777	3,052	259	1,922	321	2,174
Sum	3,079,376	12,179,932	27,461,231	3,406,665	13,091,909	2,391,644	260,291	1,844,661	198,127	755,585
Count	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207
COV	1.10	0.90	0.98	0.88	0.87	0.89	0.89	0.89	0.94	1.04

UPPER ZONE	Ho_2O_3	Er_2O_3	Tm_2O_3	Yb_2O_3	Lu_2O_3	ThO_2	Nb_2O_5	Ta_2O_5	ZrO_2	Ga_2O_5
Mean	13	32	4	24	3	86	1,921	120	11,515	148
Standard Error	0	0	0	0	0	1	17	1	124	1
Median	9	21	2	15	2	63	1,563	101	8,911	153
Mode	2	17	0	9	0	22	0	0	13,510	0
Standard Deviation	16	38	5	30	4	81	1,568	97	11,268	58
Sample Variance	249	1,455	23	889	18	6,595	2,457,656	9,484	126,977,490	3,368
Kurtosis	84	75	56	50	59	24	5	2	3	2
Skewness	6	5	5	5	5	3	2	1	2	-1
Range	414	977	106	583	89	1,533	17,468	820	67,550	421
Minimum	0	0	0	0	0	0	0	0	0	0
Maximum	414	977	106	583	89	1,534	17,468	820	67,550	421
Sum	109,645	262,861	31,751	197,101	27,450	706,272	15,767,091	982,507	94,501,668	1,216,386
Count	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207	8,207
COV	1.18	1.19	1.25	1.24	1.28	0.94	0.82	0.81	0.98	0.39

TABLE 17-6 BASAL ZONE RAW ASSAY DESCRIPTIVE STATISTICS

Avalon Rare Metals Inc. – Thor Lake Project

BASAL ZONE	Y_2O_3	La_2O_3	Ce_2O_3	Pr_2O_3	Nd_2O_3	Sm_2O_3	Eu_2O_3	Gd_2O_3	Tb_2O_3	Dy_2O_3
Mean	1,853	2,638	5,960	753	2,969	627	78	586	86	432
Standard Error	32	29	69	8	33	7	1	7	1	7
Median	1,521	2,520	5,597	724	2,855	610	76	570	78	368
Mode	2,957	2,440	5,984	725	3,300	545	41	541	115	251
Standard Deviation	1,383	1,277	3,041	366	1,448	313	39	300	52	302
Sample Variance	1,913,351	1,630,406	9,245,299	134,083	2,095,458	98,272	1,555	89,921	2,672	91,356
Kurtosis	7	5	3	3	2	2	2	2	3	4
Skewness	2	1	1	1	1	1	1	1	1	1
Range	13,329	13,412	25,142	2,982	10,490	2,284	288	2,179	401	2,462
Minimum	39	70	141	16	62	13	2	12	1	7
Maximum	13,369	13,482	25,283	2,998	10,552	2,297	290	2,191	403	2,469
Sum	3,567,244	5,077,533	11,472,603	1,450,065	5,715,778	1,206,722	150,575	1,127,388	165,621	832,395
Count	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925
COV	0.75	0.48	0.51	0.49	0.49	0.50	0.50	0.51	0.60	0.70

BASAL ZONE	Ho_2O_3	Er_2O_3	Tm_2O_3	Yb_2O_3	Lu_2O_3	ThO_2	Nb_2O_5	Ta_2O_5	ZrO_2	Ga_2O_3
Mean	76	195	26	155	21	147	4,084	392	30,319	134
Standard Error	1	4	0	3	0	3	45	5	369	1
Median	61	147	19	108	15	105	4,008	387	30,668	134
Mode	34	122	14	162	9	122	0	0	13,510	0
Standard Deviation	60	158	22	127	18	131	1,977	205	16,177	39
Sample Variance	3,584	25,048	469	16,066	312	17,204	3,909,236	41,891	261,687,208	1,504
Kurtosis	4	3	2	2	2	9	2	1	0	5
Skewness	2	1	1	1	1	3	0	0	0	-1
Range	482	1,073	159	949	129	1,169	15,871	1,463	67,550	313
Minimum	1	3	0	2	0	5	0	0	0	0
Maximum	483	1,075	159	952	129	1,173	15,871	1,463	67,550	313
Sum	146,867	375,447	50,093	297,577	41,302	282,836	7,861,323	753,722	58,364,001	258,054
Count	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925	1,925
COV	0.78	0.81	0.83	0.82	0.82	0.89	0.48	0.52	0.53	0.29

TABLE 17-7 UPPER ZONE COMPOSITE DESCRIPTIVE STATISTICS

Avalon Rare Metals Inc. – Thor Lake Project

UPPER ZONE	Y_2O_3	La_2O_3	Ce_2O_3	Pr_2O_3	Nd_2O_5	Sm_2O_3	Eu_2O_3	Gd_2O_3	Tb_2O_3	Dy_2O_3
Mean	356	1,410	3,178	394	1,515	277	30	214	23	87
Standard Error	4	14	35	4	15	3	0	2	0	1
Median	231	1,112	2,419	307	1,169	207	22	156	16	58
Mode	0	0	0	0	0	0	0	0	0	0
Standard Deviation	412	1,335	3,284	366	1,389	260	28	202	23	95
Sample Variance	169,743	1,781,736	10,784,949	133,945	1,929,849	67,824	806	40,710	516	9,052
Kurtosis	58	29	129	11	5	5	3	3	11	37
Skewness	4	3	6	2	2	2	2	2	2	4
Range	10,759	26,595	106,561	5,473	11,777	3,052	259	1,922	321	2,174
Minimum	0	0	0	0	0	0	0	0	0	0
Maximum	10,759	26,595	106,561	5,473	11,777	3,052	259	1,922	321	2,174
Sum	3,079,376	12,179,932	27,461,231	3,406,665	13,091,909	2,391,644	260,291	1,844,661	198,127	755,585
Count	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640
COV	1.16	0.95	1.03	0.93	0.92	0.94	0.94	0.95	0.99	1.09

UPPER ZONE	Ho_2O_3	Er_2O_3	Tm_2O_3	Yb_2O_3	Lu_2O_3	ThO_2	Nb_2O_5	Ta_2O_5	ZrO_2	Ga_2O_5
Mean	13	30	4	23	3	82	1,825	114	10,938	141
Standard Error	0	0	0	0	0	1	17	1	121	1
Median	8	19	2	13	2	59	1,454	93	8,142	150
Mode	0	0	0	0	0	0	0	0	0	0
Standard Deviation	16	38	5	30	4	81	1,584	98	11,266	65
Sample Variance	245	1,431	23	872	18	6,617	2,510,198	9,691	126,925,738	4,245
Kurtosis	83	75	56	50	60	23	5	2	3	1
Skewness	6	5	5	5	5	3	2	1	2	-1
Range	414	977	106	583	89	1,534	17,468	820	67,550	421
Minimum	0	0	0	0	0	0	0	0	0	0
Maximum	414	977	106	583	89	1,534	17,468	820	67,550	421
Sum	109,645	262,861	31,751	197,101	27,450	706,272	15,767,091	982,507	94,501,668	1,216,386
Count	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640	8,640
COV	1.23	1.24	1.30	1.29	1.33	1.00	0.87	0.87	1.03	0.46

TABLE 17-8 BASAL ZONE COMPOSITE DESCRIPTIVE STATISTICS

Avalon Rare Metals Inc. – Thor Lake Project

BASAL ZONE	Y_2O_3	La_2O_3	Ce_2O_3	Pr_2O_3	Nd_2O_5	Sm_2O_3	Eu_2O_3	Gd_2O_3	Tb_2O_3	Dy_2O_3
Mean	1,844	2,625	5,932	750	2,955	624	78	583	86	1,844
Standard Error	32	29	70	8	33	7	1	7	1	32
Median	1,512	2,512	5,586	722	2,842	608	76	569	78	1,512
Mode	0	0	0	0	0	0	0	0	0	0
Standard Deviation	1,386	1,286	3,061	369	1,458	316	40	302	52	1,386
Sample Variance	1,920,357	1,655,058	9,366,860	136,088	2,126,560	99,635	1,576	91,092	2,694	1,920,357
Kurtosis	7	4	3	2	2	2	2	2	3	7
Skewness	2	1	1	1	1	1	1	1	1	2
Range	13,369	13,482	25,283	2,998	10,552	2,297	290	2,191	403	13,369
Minimum	0	0	0	0	0	0	0	0	0	0
Maximum	13,369	13,482	25,283	2,998	10,552	2,297	290	2,191	403	13,369
Sum	3,567,244	5,077,533	11,472,603	1,450,065	5,715,778	1,206,722	150,575	1,127,388	165,621	3,567,244
Count	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934
COV	0.75	0.49	0.52	0.49	0.49	0.51	0.51	0.52	0.61	0.75

BASAL ZONE	Ho_2O_3	Er_2O_3	Tm_2O_3	Yb_2O_3	Lu_2O_3	ThO_2	Nb_2O_5	Ta_2O_5	ZrO_2	Ga_2O_5
Mean	76	194	26	154	21	146	4,065	390	30,178	133
Standard Error	1	4	0	3	0	3	45	5	370	1
Median	61	147	19	107	15	104	4,005	387	30,647	134
Mode	0	0	0	0	0	0	0	0	13,510	0
Standard Deviation	60	158	22	127	18	131	1,992	206	16,270	40
Sample Variance	3,594	25,107	470	16,101	313	17,224	3,968,323	42,407	264,728,837	1,580
Kurtosis	4	3	2	2	2	9	2	1	0	4
Skewness	2	1	1	1	1	2	0	0	0	-1
Range	483	1,075	159	952	129	1,173	15,871	1,463	67,550	313
Minimum	0	0	0	0	0	0	0	0	0	0
Maximum	483	1,075	159	952	129	1,173	15,871	1,463	67,550	313
Sum	146,867	375,447	50,093	297,577	41,302	282,836	7,861,323	753,722	58,364,001	258,054
Count	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934	1,934
COV	0.79	0.82	0.84	0.82	0.83	0.90	0.49	0.53	0.54	0.30

CUT-OFF GRADE

The previous public resource estimate (January 14, 2010) was reported at a cut-off grade of 1.60% TREO. This cut-off grade was based upon the estimated TREO revenues and operating costs at the time of the estimate and did not incorporate the potential by-product revenue streams from other rare metals (such as zirconium, niobium and tantalum).

It is now recognized that a considerable portion of the total revenue from the Nechalacho Deposit will be generated from zirconium, niobium and tantalum sales. In addition, metallurgical recovery data is now available for these (and other) elements and Scott Wilson RPA has re-stated the January, 14, 2010 resource estimate using a monetary cut-off value (CND$260/tonne) rather than an oxide (1.6% TREO) cut-off value. To do this, Scott Wilson RPA created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return ("NMR"). When the NMR model is applied to the 1.6% TREO cut-off grade for the Basal Zone used in the previous technical study (Wardrop, March 2009) the equivalent NMR value is approximately CND$500/tonne. Operating cost estimates used in the latest PFS average CND$260/tonnes, and this value has been applied as a break-even cut-off for the resource estimate.

SPECIFIC GRAVITY

Specific gravity is measured on core samples taken at 5 m intervals within the hole; each sample is approximately 10 cm long. Breaking the drill core (if necessary) only occurs after other tests that require undisturbed core (such as photography and geotechnical analysis) have been completed. The density method is as follows:

1. Weigh the sample in air.
2. Weigh the sample suspended in water.

A Mettler Toledo PL3001-S electronic scale is used for weighing in air (Figure 17-1). This scale has an accuracy of one decimal place.

A small metal can suspended beneath the balance, set up on a table with a hole for the suspension of the basket, is used to weigh the sample in water (the Mettler balance has a hook underneath for SG measurement purposes). The balance is zeroed with the can hanging in a large container of water (Figure 17-2). The calculation of the SG is as follows:

SG of sample = weight of sample in air/weight of sample in water.

FIGURE 17-1 WEIGHING OF SAMPLE IN AIR



FIGURE 17-2 WEIGHING OF SAMPLE IN WATER



SG measurements on the drill core according to lithology are summarized in the Table 17-9.

TABLE 17-9 STATISTICS OF SPECIFIC GRAVITY MEASUREMENTS BY LITHOLOGY

Avalon Rare Metals Inc. – Thor Lake Project

Old Rock Units	New Rock Units	Rock description	#	Median	Mean	Min	Max	SD
1	65/63	Alkaline/Peralkaline	1,930	2.77	2.78	2.16	3.71	0.11
2	69/67	Mineralized rock	1,673	2.87	2.90	2.26	3.80	0.17
3	78bc	Altered syenite	1,222	2.74	2.76	2.16	3.68	0.13
4	78ab	Albitized syenite	628	2.67	2.70	2.29	3.73	0.12
5	78a	Feldspathite	738	2.63	2.65	2.16	4.38	0.12
6	84	Syenite	57	2.68	2.69	2.57	2.93	0.07
7	85	Granite	37	2.67	2.68	2.63	2.99	0.06
8	90	Diabase	8	2.87	2.88	2.80	2.97	0.06

Thirty two samples of drill core were submitted to ALS-Chemex for an independent check of the SG values. The same samples were checked at the Thor Lake camp site before shipment to ALS Chemex. ALS completed both water-only and wax-coated measurements on the core. The statistics are summarized in Table 17-10.

TABLE 17-10 STATISTICS OF SPECIFIC GRAVITY MEASUREMENTS MADE BY ALS-CHEMEX

Avalon Rare Metals Inc. – Thor Lake Project

Method	Mean (g/cc)	Std. Dev.	Median (g/cc)	Minimum (g/cc)	Maximum (g/cc)
ALS - Water	2.9441	0.22	2.91	2.56	3.51
ALS - Wax/Water	2.9388	0.22	2.90	2.54	3.51
Avalon - Water	2.9220	0.21	2.88	2.56	3.47

A t-test of the differences between these measurements gave a p-value of zero, indicating a significant difference at the 99% confidence level. However, the differences are only about 0.02 on values of 2.94, or 0.7% in terms of percent of ALS. This difference will have only a minor effect, if any, on the tonnage estimation and is considered to be acceptable.

A regression line between densities as determined by Avalon and ALS Chemex also demonstrates excellent agreement (Figure 17-3).

FIGURE 17-3 DENSITY MEASUREMENTS ALS-CHEMEX VERSUS AVALON


Fitted Line Plot
Wax/Water = - 0.00899 + 1.009 Avalon
S 0.0227097
R-Sq 98.9%
R-Sq(adj) 98.9%
Wax/Water
3.50
3.25
3.00
2.75
2.50
2.50
2.75
3.00
3.25
3.50
Avalon

CAPPING

Hudgtec did not cap any of the assay values prior to compositing and interpolation. Scott Wilson RPA has reviewed the distribution of the data and agrees that capping is not necessary.

DATABASE VALIDATION

Scott Wilson RPA performed a random check of the accuracy of the values in the database by comparing these values to those on the Assay Certificates (received directly from the laboratory). Seventy four samples were checked for all 20 elements and no errors were detected (minor rounding errors were excluded). In total, this check corresponds to a 1.28% check of the database values entered after the Wardrop technical report (2009).

BLOCK GRADE ESTIMATION

A block model was created to cover the known geological extents of the deposit; the parent blocks were sub-blocked (Table 17-11). Geological solids were created using the upper and lower surfaces for the UZ and BZ constrained by the bounding perimeter surface. Drill holes were back-tagged with the appropriate solids name to facilitate statistical analysis and interpolation.

TABLE 17-11 BLOCK MODEL COORDINATES
Avalon Rare Metals Inc. – Thor Lake Project

Block Model	X	Y	Z
Corner coordinates	415700	6885650	-17.5
Number of blocks	240	220	60
Block sizes	10	10	5
Sub blocks	5	5	2.5

INTERPOLATION

An Inverse Distance Squared (ID^2) interpolation method was used by Hudgtec for the fourteen REE plus six other elements. Variography was attempted by Hudgtec using a sub-set of the database but poor results were reported. Consequently, an ID^2 technique was used by Hudgtec to populate the blocks.

Scott Wilson RPA re-ran the variography for TREO, HREO, ZrO_2, Nb_2O_5 and Ta_2O_5 using the updated data set and also concluded that there was no strong directionality. Nevertheless, Scott Wilson RPA recommends re-visiting the variography for future resource estimates to establish if an alternate interpolation method is viable.

SEARCH STRATEGY

A three-pass, isotropic search field was used by Hudgtec to overcome the apparent lack of grade continuity and/or directionality. In all three passes the search field was flattened in the plane of the zones and each successive pass was double the size of the previous one (with Pass 1 equal to 60 m by 60 m by 10 m). The shorter range is perpendicular to the plane of the mineralized zone and interpolation was performed on the un-wrinkled/flattened zones. Hudgtec used a minimum of 4 and a maximum of 15

composites to estimate a block. As with the variography, Scott Wilson RPA recommends that this parameter is re-visited for future resource estimates (for example, the minimum of 4 composites per hole should be evaluated when it is restricted by a maximum of 3 composites from any one hole).

RESOURCE CLASSIFICATION

A Distance or Pass Number model was not created by Hudgtec and consequently a manual clipping routine was used by Scott Wilson RPA to define regions of contiguous or near-contiguous blocks at a cut-off value of C$260/tonne. Indicated Resources were reported for both the UZ and BZ within this clipping outline (shown as red in Figure 17-4) while Inferred Resources were reported for all other blocks (above C$260/tonne) that lie outside of the clipping outline. For Inferred Resources within the UZ the blocks were manually clipped if contiguous or near-contiguous while the BZ Inferred Resources were constrained by Hudgtec's perimeter polygon. Figure 17-4 shows the Inferred and Indicated Resources outlines for both the UZ and BZ.


415,500 E
416,000 E
416,500 E
417,000 E
417,500 E
418,000 E
418,500 E
6,887,500 N
6,887,000 N
6,886,500 N
6,886,000 N
6,885,500 N
N
Thor
Lake
Long Lake
BZ Inferred
UZ Inferred
BZ & UZ Indicated
0 100 200 300 400 500
Metres
July 2010
Figure 17-4
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Resource Classification Plan

RESOURCE ESTIMATE

The Mineral Resource estimate summarized at the start of this section is reported by individual rare earth oxide components in the tables below.

TABLE 17-12 INDICATED MINERAL RESOURCES
Avalon Rare Metals Inc. – Thor Lake Project

	Units	Upper Zone	Basal Zone	Total
Tonnes	(millions)	6.89	14.48	21.36
Light Rare Earths	**% LREO**	**1.27%**	**1.42%**	**1.37%**
Lanthanum	ppm La_2O_3	2,586	2,889	2,792
Cerium	ppm Ce_2O_3	5,897	6,536	6,330
Praseodymium	ppm Pr_6O_{11}	751	826	802
Neodymium	ppm Nd_2O_3	2,912	3,264	3,151
Samarium	ppm Sm_2O_3	570	712	666
Heavy Rare Earths	**% HREO**	**0.18%**	**0.40%**	**0.33%**
Yttrium	ppm Y_2O_3	837	2,101	1,694
Europium	ppm Eu_2O_3	62	90	81
Gadolinium	ppm Gd_2O_3	461	674	605
Terbium	ppm Tb_4O_7	52	97	83
Dysprosium	ppm Dy_2O_3	199	487	394
Holmium	ppm Ho_2O_3	29	86	68
Erbium	ppm Er_2O_3	73	226	176
Thulium	ppm Tm_2O_3	8	30	23
Ytterbium	ppm Yb_2O_3	52	182	140
Lutetium	ppm Lu_2O_3	7	25	19
Total Rare Earths	**% TREO**	**1.45%**	**1.82%**	**1.70%**
Other Elements				
Zirconium	ppm ZrO_2	18,560	33,843	28,917
Hafnium	ppm HfO_2	380	692	591
Niobium	ppm Nb_2O_5	2,856	4,370	3,882
Gallium	ppm Ga_2O_3	175	144	154
Tantalum	ppm Ta_2O_5	194	430	354

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Resources are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Resource densities in the block model are interpolated values averaging 2.87 t/m^3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
8. Indicated Mineral Resources are inclusive of Mineral Reserves.
9. Totals may differ from sum or weighted sum of numbers due to rounding.
10. The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from 6 historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.
11. The sampling protocols as applied by Avalon were reported in detail in News Release 10-06, 12 May 2010, available on Avalon's website.

TABLE 17-13 INFERRED MINERAL RESOURCES
Avalon Rare Metals Inc. – Thor Lake Project

	Units	Upper Zone	Basal Zone	Total
Tonnes	(millions)	99.06	76.87	175.93
Light Rare Earths	**% LREO**	**1.17%**	**1.27%**	**1.22%**
Lanthanum	ppm La_2O_3	2,394	2,594	2,481
Cerium	ppm Ce_2O_3	5,516	5,875	5,673
Praseodymium	ppm Pr_6O_{11}	683	742	709
Neodymium	ppm Nd_2O_3	2,634	2,937	2,766
Samarium	ppm Sm_2O_3	470	597	525
Heavy Rare Earths	**% HREO**	**0.12%**	**0.33%**	**0.21%**
Yttrium	ppm Y_2O_3	560	1,746	1,078
Europium	ppm Eu_2O_3	52	74	61
Gadolinium	ppm Gd_2O_3	340	548	431
Terbium	ppm Tb_4O_7	35	81	55
Dysprosium	ppm Dy_2O_3	134	411	255
Holmium	ppm Ho_2O_3	19	73	42
Erbium	ppm Er_2O_3	43	176	101
Thulium	ppm Tm_2O_3	6	24	14
Ytterbium	ppm Yb_2O_3	40	139	83
Lutetium	ppm Lu_2O_3	6	19	12
Total Rare Earths	**% TREO**	**1.29%**	**1.60%**	**1.43%**
Other Elements				
Zirconium	ppm ZrO_2	24,371	31,378	27,433
Hafnium	ppm HfO_2	459	650	542
Niobium	ppm Nb_2O_5	3,640	4,428	3,985
Gallium	ppm Ga_2O_3	172	134	155
Tantalum	ppm Ta_2O_5	210	413	298

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Resources are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Resource densities in the block model are interpolated values averaging 2.87 t/m^3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
8. Totals may differ from sum or weighted sum of numbers due to rounding.
9. The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from 6 historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.
10. The sampling protocols as applied by Avalon were reported in detail in News Release 10-06, 12 May 2010, available on Avalon's website.

CONCLUSION

Hudgtec interpreted the geology, validated the database and populated the block model with interpolated values for 14 REE and 6 other elements within the Nechalacho Deposit. Scott Wilson RPA has reviewed the techniques and methodology used to create and populate this block model and is satisfied that the database is valid and that the interpolation and search strategies are appropriate, reasonable and meet current industry standards.

Scott Wilson RPA has reported the current resource estimate using a Net Metal Return (NMR) cut-off value of C$260/tonne.

MINERAL RESERVES

A Mineral Reserve estimate for the Thor Lake Project has been prepared by Scott Wilson RPA as outlined in Table 17-14. The Mineral Reserve is based upon underground mining of the deposit. The Mineral Reserves were all converted from Indicated Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves. Where Inferred Mineral Resources are included within the stope boundaries of the mine plan, the material has been treated as dilution.

TABLE 17-14 MINERAL RESERVE SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnes (millions)	% TREO	% HREO	% ZrO_2	% Nb_2O_5	% Ta_2O_5
Probable Reserves						
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	**12.01**	**1.70**	**0.38**	**3.16**	**0.41**	**0.041**

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Totals may differ from sum or weighted sum of numbers due to rounding.

CUT-OFF GRADE

There are several payable products from the Thor Lake project, these include the TREO product and concentrates containing niobium, tantalum and zirconium. The cut-off grade for the design of the stopes was therefore based upon an NMR per tonne. The NMR per tonne was based upon the estimated prices for the products after allowance for recovery at the flotation plant and the hydrometallurgical plant less the operating costs associated with the production of products.

The recoveries estimated for the flotation plant and for the hydrometallurgical plant are listed in Table 17-15.

The 3% NSR was estimated based upon the value of production less the hydrometallurgical costs and transportation. The hydrometallurgy plant costs include an allowance for the depreciation of the capital costs over the total units of planned production.

TABLE 17-15 RECOVERY ASSUMPTIONS FOR RESERVE ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	Feed to Concentrate	Concentrate to Product	Net Recovery
ZrO_2	89.7%	90.0%	80.7%
TREO	79.5%	93.0%	73.9%
HREO	79.5%	93.0%	73.9%
Nb_2O_5	68.9%	80.0%	55.1%
Ta_2O_5	63.0%	50.0%	31.5%

An allowance of 0.03% of the product weight was deducted as losses in transit considering the number of times that the products will be handled between the concentrator and the final customer.

The prices used for the cut off grade analysis are listed in Table 17-16 and the operating costs are based on the LOM average operating cost estimate and are shown in Table 17-17. An exchange rate of USD = 1.11 CAD was used in the analysis.

TABLE 17-16 PRODUCT PRICES FOR CUT-OFF GRADE
Avalon Rare Metals Inc. – Thor Lake Project

	US$/kg
TREO	21.94
Nb_2O_5	45
Ta_2O_5	130
ZrO_2	3.77

The application of the product prices, recoveries and exchange rate were used to calculate the value of each block within the resource model. An NMR of C$300/tonne was applied as the cut-off grade in the stope design. The calculated cut-off ore value using the factors noted above is an average of C$267 per tonne.

TABLE 17-17 OPERATING COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	Life of Mine C$/t milled
Thor Lake	
Mining	37.00
Processing	25.85
Surface Services	6.54
Administration	11.57
Power	28.89
Summer Freight	11.47
Pine Point	
Processing	123.87
Surface Services	1.86
Administration	2.56
Power	5.46
Sales & Marketing	11.86
Total Operating Costs	**266.92**

Following the completion of the operating plan the factors used in the cut-off grade analysis were reviewed and considered to remain valid as there were only minor differences in the final estimated costs and recoveries. Scott Wilson RPA recommends that the cut off grade parameters be reviewed again at the next stage of project studies.

EXTRACTION AND DILUTION

The deposit is a relatively flat lying deposit and will be mined with a combination of long hole stoping and drift and fill or open stoping in the thinner sections of the deposit. The minimum thickness used in the development of the mineral reserve estimate was 5 m.

Stopes were laid out in a primary and secondary stope configuration with paste fill planned for the stopes to provide the maximum extraction of the resource. To accommodate the dip of the footwall of the Basal Zone the stopes were aligned tangential to the dip of the footwall to maximize the recovery of the Basal Zone ore and to reduce dilution from beneath the Basal Zone. The highest grades in the Basal Zone are immediately above the footwall contact.

There is planned dilution within the stope outlines which was incurred at the edges of the stopes where lower grade material was included to provide a proper stope shape. The planned dilution grades were based upon the grades within the resource model for the areas extracted. These include approximately 15% dilution in the form of material below the cut-off value of C$260/t (mostly in the hanging wall) and material that is not classified as Indicated Resources (mostly in the footwall).

Unplanned dilution will be incurred mainly from the small failures that are expected to occur at the stope edges and have not been included in the mineral reserve estimate. Secondary stopes were designed with a 1 m skin of ore left on each wall to minimize dilution from backfill. This skin is assumed to be lost in the mining plan but in fact some portion of the skin will be recovered in the mining process.

Extraction within the stopes was assumed to be 100%.

RESERVE ESTIMATE

The Mineral Reserve estimate summarized at the start of this section is reported by individual rare earth oxide components in the table below.

TABLE 17-18 PROBABLE MINERAL RESERVES
Avalon Rare Metals Inc. – Thor Lake Project

	Units	Basal Zone
Tonnes	(millions)	12.01
Light Rare Earths	**% LREO**	**1.32%**
Lanthanum	ppm La_2O_3	2,695
Cerium	ppm Ce_2O_3	6,082
Praseodymium	ppm Pr_6O_{11}	768
Neodymium	ppm Nd_2O_3	3,036
Samarium	ppm Sm_2O_3	665
Heavy Rare Earths	**% HREO**	**0.38%**
Yttrium	ppm Y_2O_3	1,990
Europium	ppm Eu_2O_3	84
Gadolinium	ppm Gd_2O_3	632
Terbium	ppm Tb_4O_7	92

	Units	Basal Zone
Dysprosium	ppm Dy_2O_3	462
Holmium	ppm Ho_2O_3	82
Erbium	ppm Er_2O_3	215
Thulium	ppm Tm_2O_3	28
Ytterbium	ppm Yb_2O_3	172
Lutetium	ppm Lu_2O_3	24
Total Rare Earths	**% TREO**	**1.70%**
Other Elements		
Zirconium	ppm ZrO_2	31,646
Hafnium	ppm HfO_2	653
Niobium	ppm Nb_2O_5	4,134
Gallium	ppm Ga_2O_3	138
Tantalum	ppm Ta_2O_5	409

Notes:

1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3. HREO grade comprises Y_2O_3, Eu_2O_3, Gd_2O_3, Tb_2O_3, Dy_2O_3, Ho_2O_3, Er_2O_3, Tm_2O_3, Yb_2O_3, and Lu_2O_3. TREO grade comprises all HREO and La_2O_3, Ce_2O_3, Nd_2O_3, Pr_2O_3, and Sm_2O_3.
4. An exchange rate of C$1.11/US$1 was used.
5. Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6. A minimum mining width of five metres was used.
7. Totals may differ from sum or weighted sum of numbers due to rounding.

18 OTHER RELEVANT DATA AND INFORMATION

The PFS assumes that the ore will be concentrated at Thor Lake and barged across the Great Slave Lake (GSL) to Pine Point for hydrometallurgical processing. The layout of the two sites is shown in Figures 18-1 and 18-2.

MINING OPERATIONS

Underground mining of the Indicated Resource of the Basal Zone was investigated for the pre-feasibility study. The study included mine design, production scheduling, selection of equipment, estimates of ventilation, heating, pumping backfill, fuel, and labour requirements, and preparation of cost estimates for use in a cash flow and to support Probable Mineral Reserves.

MINING METHOD

The majority of the Indicated Resource of the Thor Lake deposit lies directly beneath and to the north of Long Lake approximately 180 m below surface. The mineralization does exist from near surface downwards however the highest grades exist at the bottom of the deposit at the base of the Basal Zone. Open pit mining has not been considered in any detail due to the lower grades near surface and the magnitude of the surface disturbance which was unacceptable to Avalon and was considered to be a major impediment to obtaining permits. The deposit is planned to be mined using underground mining methods.

Access to the deposit will be through a ramp collared to the west of Long Lake. The Nechalacho deposit is planned to be mined by underground methods to access the higher grade resources at the base of the deposit and to minimize the surface disturbance. Ground conditions are expected to be good and primary stopes are expected to be stable at widths of 15 m. In light of the high value of the resources in the Basal Zone, the use of back fill is proposed and mining will be done with a first pass of primary stopes followed by pillar extraction after the primary stopes have been filled.

Figure 18-1

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Thor Lake Site Layout


N

July 2010

Source: Knight Piésold, 2010.

SCOTT WILSON RPA

www.scottwilson.com

Figure 18-2

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Pine Point Site Layout



8.6 km Access to Barge Dock
N
Thaw Shed 300m²
Cracking Facility 5,000m²
Leach/Neutralization Facility 4,000m²
Temporary Concentrate Storage 10,000m²
Solvent Extraction Facility 12,000m²
Precipitation & Packaging Facility 5,000m²
Tailings Facility
~8 million m3 capacity w/5 m lift
Limestone Handling 10,000m²
Acid Storage 2,500m²
Temporary Product Storage 1,000m²
Main Hydro Power Substation
90 km to Hay River Railhead

July 2010

Source: Knight Piésold, 2010.

SCOTT WILSON RPA

www.scottwilson.com

The mining will be done with rubber tired mechanized equipment to provide the maximum flexibility. Broken ore will be hauled and deposited in an ore pass leading to the underground crushing chamber. The underground crushing circuit will include primary and secondary crushing as well as screening. From the crushing plant the -15 mm fine ore will be stored in a 2,000 t fine ore bin. From the FOB the ore will be transported to the mill on surface by a conveyor system. The conveyor will be hung from the back of the main access decline.

MINE DESIGN

The key design criteria set for the Thor Lake mine were:

- Mine start up at 500 tpd in month 1 to 750 tpd in months 2-3
- 1,000 tpd in months 4-33 (365,000 tpa)
- Month 34 at 1,400 tpd
- Month 35 at 1,600 tpd
- Month 36 at 1,800 tpd
- 2,000 tpd from year 4 onwards (730,000 tpa)
- Mechanized mining
- Paste back fill for maximum extraction

Scott Wilson RPA recommends the use of medium sized mechanized equipment suitable for headings of 25 to 30 m^2. This equipment is expected to see relatively low utilization at the initial planned mining rate. Mechanized equipment will be selected to minimize the direct physical labour.

Scott Wilson RPA reviewed the geometry of the deposit and the estimated block values to determine reasonable starting points for stoping such that the early year feed grades would be as high as practical.

The mineral resources were also reviewed to determine the center of gravity of the deposit and to determine a central location for the underground crusher.

After initial consideration of the rock conditions it was determined that a reasonable mining approach would be to mine a sequence of 15 m wide primary stopes followed by

extraction of the intervening 16 m wide secondary stopes after the primary stopes were mined and backfilled. Stope cuts will be 5 m high and in areas where the zone exceeds 20 m in height the use of long hole stoping is proposed. In long hole stopes there would be a top access and a bottom access and the top access would be used for back filling access after mining.

For lower heights the zone can be taken in one or two cuts before filling. The preferred mining would be to develop along the upper portion of the Basal Zone and then if the height warrants, a further cut is taken by benching the floor.

Stopes will be mined in a herring bone layout, with stopes up to 250 m long. Access to the stopes will be through three access ramps located outside the Indicated Resource in the Basal Zone. The locations of the ramps are shown in Figure 18-4. The access ramps would connect to a centrally located ore pass and three ventilation raises to surface.

Mine ventilation will be achieved with surface fans forcing air into the mine at the west end of the deposit and with airflow back along the mining zone and then upcast in the access ramp and one upcast raise to the north end and one upcast raise to the west end.

Recovery of the secondary stopes is planned by long hole mining with a top and bottom access. To reduce dilution the primary stopes will be filled with paste fill and a one metre thick skin will be left on each stope wall. It is expected that half of the skin will break due to blasting but this loss of ore is offset by the reduction in dilution due to back fill.

GEOTECHNICAL ANALYSIS

The available geotechnical information from the TLP has been reviewed with the objective of providing preliminary stope sizing recommendations. Geotechnical information for the pre-feasibility design recommendations is based on geotechnical logging completed in conjunction with the Avalon 2009 exploration drill program.

The 2009 exploration drill program at the TLP included drilling five (5) HQ diameter drill holes from each pad positions. In general, at least two (2) holes from each drill pad were logged by Avalon Geological Staff. The selected holes covered a range of azimuths in order to reduce directional sampling bias. Geomechanical data collection was focused on the depth ranges of greatest interest (20 to 30m into the HW, the Ore and at least 5 to 10 m into the FW).

During the 2009 program, Avalon geological staff geomechanically logged approximately 2,300 m of core divided among 22 drillholes. The logging focused on gathering the rock mass characteristics needed to classify the encountered rock masses using both the Norwegian Geotechnical Institute Tunnelling Quality (NGI-Q) and the 1989 version of the Rock Mass Rating system (RMR89). These holes were used to assign rock mass characteristics to the HW, Ore and FW.

The results suggest that the rock masses encountered at the TLP are generally good quality and that there is little variation with depth. General observations include the following:

- Drill core recovery was consistently close to 100% suggesting that few zones of reduced rock mass quality were encountered.
- RQD values were generally in the 90 to 100% range.
- RMR values were generally ranged between 60 and 80 and would be typical of a GOOD quality rock mass.

The rock mass was grouped into domains with similar engineering characteristics. Given the relatively minor down hole variations in rock mass quality and the focus of this study on the rock masses in and around the ore body, it was decided to utilize only three geomechanical domains: HW, Ore and FW. A comparison of the design values determined for each domain suggested that they do not vary enough to justify different design values. As such, RMR = 67 and a Q' of 4.2 were initially selected for pre-feasibility design purposes for all domains. Lower and upper bound values were also used for certain analyses.

Subsequent review of the number of joint sets and the rationalization of the design parameters to the expected "good" rock conditions led to a revision of the Q' value to

8.3. In addition the performance of the rock as openings are developed will be used as a guide in the final stope design sizing.

During discussions with the mine design team, it was determined that rock mechanics input was required in the following areas in order to advance mine planning and mining method selection discussions.

- Room and Pillar Stopes: the span that could be opened-up between pillars
- Long Hole Open Stopes: stope dimensions

In order to estimate achievable spans for Room and Pillar mining several different approaches were adopted including empirical design, support calculations and historical experience. The results of the analyses generally suggest that 8 to 12 m spans could be achieved for temporary man-entry openings with 2.4 m rebar on a 1.2 m or 1.5 m square pattern and 6-gauge welded wire mesh. Longer support would be required in the intersections between the rooms. This range of spans is relatively aggressive and exceeds rules-of-thumb that many operating mines utilize as the starting point for their standard support patterns. As such, these spans will likely only be achievable in the absence of adverse structure (forming wedges), stress effects, excessive blast damage and/or substantial zones of reduced rock mass quality. If these situations are encountered then an upgraded ground support package will be required.

For the purposes of determining Long Hole open stope dimensions a well accepted empirical design technique was utilized (the Stability Graph method, shown in Figure 18-3). For this project, it was decided to design within the "Unsupported Transition Zone", but with an option to cable bolt the stope back and design within the "Stable Support Zone". The design results for the Thor Lake project assumed that the total stope height would be 30m (back-to-floor) and that the walls would all be vertical. The stope back was found to be the limiting stope surface and that 15 to 25 m (square) stopes should be achievable. The 15 to 20 m range is thought to be appropriate for preliminary planning purposes. It is likely that at least some long back support will be required to control dilution, although the length and intensity of the support will be somewhat dependent on the configuration of the over-cuts.



STABLE ZONE
UNSUPPORTED TRANSITION ZONE
STABLE WITH SUPPORT
SUPPORTED TRANSITION ZONE
CAVED ZONE
Walls
Back
Stability number N'
Hydraulic radius S - metres
1000
500
200
100
50
19.9
20
10
6.0
5.0
5
2
1.5
1
0.5
0.2
0.1
0
3.8
5
5.0
7.0
10
13.0
15
20
25

STOPE NOTES:

1. STOPE ASSUMED TO BE 30M HIGH (FOR WALL CALCS) AND WITH A LENGTH INDICATED ABOVE THE COLOURED REGION.
2. STOPE ASSUMED TO BE 15M WIDE (FOR BACK CALCS) AND WITH A LENGTH INDICATED BELOW THE COLOURED REGION.
3. SIGMA3 IS ASSUMED TO BE VERTICAL.
4. k (N-S) ASSUMED TO BE 2.0 AND k (E-W) ASSUMED TO BE 1.5
5. A-FACTOR ESTIMATES TAKEN FROM VERY SIMPLE EXAMINE2D MODELS.
6. DIMENSIONS IN THE "UNSUPPORTED TRANSITION ZONE" WOULD BE SUITABLE FOR WALLS.
7. DIMENSIONS IN THE "UNSUPPORTED TRANSITION ZONE" WOULD BE SUITABLE FOR THE BACK DESIGN IN THE ABSENCE OF LONG SUPPORT.

GENERAL NOTES:

1. HYDRAULIC RADIUS, S = AREA/PERIMETER.
2. STABILITY NUMBER, N' = Q' x A x B x C.
3. SUPPORT REFERS TO THE USE OF LONG SUPPORT (e.g., CABLE BOLTS).
4. STABILITY GRAPH AFTER POTVIN, 1988 AND MODIFIED BY NICKSON ,1992. (TAKEN FROM HOEK *et. al.*, 1995 AND MODIFIED TO CORRECT Y-AXIS).

Figure 18-3

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Stability Graph

July 2010

Source: Knight Piésold, 2010.

MAIN DECLINE

The main access ramp will be driven from a location near the mill at a grade of -15%. From surface to a location below the fine ore bin the main access will be approximately 1,600 m in length. The decline design includes one transfer point for the conveyor. The mine layout is shown in Figure 18-4. The decline will be driven as a 6.5 m high by 5 m wide to accommodate the overhead conveyor system and access to men and equipment.


THOR LAKE
LONG LAKE
Ramp to Surface
N
6,386,600
6,386,400
6,386,200
6,386,000
6,385,800
6,385,600
416,400
416,600
416,800
417,000
417,200
417,400
417,600
0 50 100 150 200
Metres
July 2010
SCOTT WILSON RPA
www.scottwilson.com

Figure 18-4

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Mine Layout

Some of the key elevations for mining and facilities are outlined below:

- Elevation of the floor of lowest stoping level: 60 m RL
- Elevation of the floor of crushing level: 20 m RL
- Elevation of end of conveyor (surface) 266 m RL
- Surface elevation at conveyor discharge: 256 m RL
- Vertical separation between bottom of conveyor and top of conveyor = 266 – 20 = 246 m
- Conveyor length required to elevate 246 m at 15% = 1,658 m

The conveyor is planned to be a 76.2 cm wide conveyor belt to handle 100 tph of -15 mm crushed rock. The conveyor will have two segments with an underground transfer point. The conveyor lengths will be increased with space at the tail pulley and a take up for each belt.

At the transfer point a vehicle bypass is proposed so that vehicles have a corner to negotiate and do not need to navigate a hairpin turn.

The conveyor decline will continue on down to the 40 m elevation where access will be driven into the crushing and screening chambers. Excavations for lunch rooms, electrical equipment, lubricants and materials storage will also be driven in the area.

The conveyor gallery will be continued down to the 20 m elevation with the excavation of a pump station and an electrical bay immediately below the conveyor feed area. Below the conveyor feed location the decline will be driven to the 18 m elevation at which point two sumps will be driven for water collection and pumping. The sumps will be designed for the removal of sludge by LHD and the sumps will operate with one in service at any given time lifting water to the main discharge pump.

Immediately below the conveyor transfer point a stope access ramp will be driven and upgraded to provide access to the upper elevations of the stoping horizon and a second ramp will be driven to the lower mineralized elevations.

UNDERGROUND LAYOUT

Stope access headings will be driven off three access ramps as shown in Figure 18-5. The ramps are required to access the various stope elevations necessitated by the variations in the elevation of the footwall of the Basal Zone. The access development ramp and stope access headings will be driven as 5 m by 5 m headings and ramp grades will be limited to 15%. The three access ramps are named Ramp West, Ramp East and Ramp North. Ramp North and Ramp East will be connected to Ramp West with haulage drifts and the drift connecting Ramp West with Ramp North would have access to the ore pass.

Table 18-1 shows the various development sizes and lengths, and Table 18-2 shows a breakdown of development tonnage by value.

GROUND SUPPORT

Ground support for development would be 6' to 8' split sets or Swellex, installed by rock bolting jumbo.


Vent Raise
Vent Raise
Vent Raise
350 m Below Haul Route
150 m Above Haul Route
Ramp West 680 m
Orepass to Ramp West 50 m
Orepass to Ramp North 180 m
Orepass
Ramp East 630 m
Ramp West to Ramp East 115 m

Figure 18-5

Avalon Rare Metals Inc.

Thor Lake Project
Northwest Territories, Canada

Mine Development Schematic

July 2010

Ventilation raises between the working levels will be driven as needed. The main ventilation intake will be at the west end of the stoping area. The intake shaft will be a two metre by two metre raise (4 m^2) either driven by Alimak or raise bored depending upon the availability of equipment and contractors. The raise will include a ladder way as a second egress.

Additional ventilation raises will be developed at the ends of the east and west ramps to provide exhaust ways for mine ventilation air to these areas.

TABLE 18-1 DEVELOPMENT LENGTHS AND SIZES
Avalon Rare Metals Inc. – Thor Lake Project

Development	Length (m)	Size (Width x Height) (m)
Conveyor Ramp	1,740	5 x 5
Remucks	348	5 x 5
Sumps	100	5 x 5
Pump Station	15	5 x 5
Electrical Substation	15	5 x 5
Workshop	30	5 x 5
Crushing Access	190	5 x 5
Jaw Crusher		10 x 14 x 10
Screen		7 x 8 x 9
Gyratory Crusher		10 x 10 x 10
Fine Ore Bin		12 x 15 x 30
Ore Pass	80	1.5 m diameter
Connect Ramp East West	117	5 x 5
Connect Ramp North West	140	5 x 5
Access Ramp West	680	5 x 5
Access Ramp East	630	5 x 5
Access Ramp North	512	5 x 5
Ventilation Raise West	115	4 m diameter
Ventilation Raise East	110	4 m diameter
Ventilation Raise North	105	4 m diameter
Alimak Nests	90	5 x 5
Safety Bays	65.5	2.5 x 1.5
Lunch Room 1	30	5 x 5
Lunch Room 2	30	5 x 5

TABLE 18-2 DEVELOPMENT TONNAGE BREAKDOWN
Avalon Rare Metals Inc. – Thor Lake Project

Resource Class	Tonnage '000 t	TREO ppm TREO	NMR $/t
Inferred > C$300/t	62	15,425	489
Inferred < C$300/t	67	7,467	210
Indicated > C$300/t	29	16,521	550
Indicated < C$300/t	1	6,856	232
No Class $0/t	135	0	0
Total	**294**	**6,604**	**206**

STOPING

ZONES LESS THAN 18 M HIGH

Stopes will be mined in a primary and secondary sequence. Primary stopes will be 15 m wide, while the secondary stopes will be 16 m wide to leave extra space and ensure the maintenance of good ground conditions in the secondary extraction sequence. There will be a one metre skin between primary and secondary stopes to minimize backfill dilution. For mineralized zones up to 18 m high the stopes will be excavated in an overhand cut and fill sequence in one lift. Each cut will be developed using a 5 m x 5 m heading followed by the slashing of walls resulting in a 15 m x 5 m cut. Adjacent primary stopes will be developed simultaneously in a progressing chevron pattern. The second lift will begin once the undercuts have been filled with paste.

Primary stopes will be developed with a 5 m wide by 5 m high central drive followed by two 5 m wide slashes to attain the planned 15 m width. For stopes up to 18 m high the stope development will commence at the top elevation and subsequent lifts will be taken by benching the floor using the development jumbos.

Development of secondary stopes will begin once the adjacent primary stopes have been filled. The secondary stopes will be developed with a 5 to 6 m wide drift down the center of the stope and the remaining width will be slashed and remote mucked. In the secondary stopes a one metre thick skin will be left on each side to reduce the amount of dilution from backfill. In the course of blasting it is assumed that a portion of the skin will fail and report to the muck pile.

ZONES OVER 18 M HIGH

For zones in excess of 18 m high the stopes will again be developed in a primary – secondary sequence with the same widths as above (Figures 18-6 and 18-7). However, for secondary stopes, the ore will be extracted by long hole stoping. The top cut will be developed to the full 15 m width over the length of the stope as will the undercut. The intervening ore from 6 to 20 m in thickness will be recovered by long hole stoping.

After development the ore will be drilled with upholes and after extraction of a slot raise the ore will be blasted and extracted at the lower level using remote controlled LHD's for mucking. Vertical long holes will be used to provide competent walls of what will be the secondary stope.

If the height of the deposit exceeds 30 m the long hole stopes will be developed to be taken in lifts not exceeding 30 m from sill to hanging wall.

Secondary stopes will be mined after the adjoining primary stopes have been filled. The secondary stopes will be developed with a 5 to 6 m wide drift down the center of the stope. The balance of the secondary stope will be ring drilled to the paste fill boundaries. Ore will be mucked remotely.

The design of the secondary stopes includes a 1 m thick skin to be left between the secondary stope and the backfill in the adjacent stope(s). Blast hole layouts will be designed to leave this skin though in reality some parts of the skin are expected to be broken and taken with the ore. The skins are left to reduce the potential dilution from back fill material.

GRADE CONTROL

Grade control will be achieved with a combination of visual analysis and a handheld analyzer. The Nechalacho deposit Basal Zone has a distinct footwall contact which will make the bottom cut of each stope simple to follow by the miners. The grade control program will include daily face inspections and direction provided by trained geologists.

The mine geologist will complete regular examinations of the working faces, which are planned to number about 5 at any one time. While mapping the faces, the mine geologist

would use a handheld XRF analyzer, and the samples for analysis would be to check the mapping completed using the handheld instrument.

Over the course of mine development there will be waste, low grade and ore grade material encountered and it will be necessary to stockpile the different materials separately as each will be handled in a separate manner in the future.

ORE AND WASTE HAULAGE

Ore will be hauled from the stope by LHD or by truck to the ore pass feeding the ROM bin located ahead of the crusher.

Until the crusher is in place and the conveyor is in service all ore will be hauled to surface using low profile haul trucks. Development waste will also be hauled to surface in the same manner through this period.

After the crusher and conveyor are in place the ore will be transported to surface by conveyor. Development waste will be either hauled to surface, crushed and conveyed to surface, or diverted to stopes for use as fill combined with the planned paste backfill.

The annual haulage requirements are shown in Table 18-3.

TABLE 18-3 ANNUAL HAULAGE DISTANCE AND TONNAGE
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnage '000 t	One way haul metres
Year 1	335	403
Year 2	365	294
Year 3	419	388
Year 4	730	446
Year 5	730	368
Year 6	730	414
Year 7	730	391
Year 8	730	374
Year 9	730	412
Year 10	730	393
Year 11	730	356
Year 12	730	420
Year 13	730	300
Year 14	730	492
Year 15	730	417
Year 16	730	352
Year 17	730	412
Year 18	675	78
Total	**12,014**	**375**


SECOND CUT
FIRST CUT
ACCESS RAMP
15 m
5 m
15 m
15 m

Figure 18-6 Cut and Fill Stoping (Primary Stopes)


STOPE
ACCESS RAMP
5 m
5 m
30 m
16 m

Figure 18-7 Longhole Stoping (Secondary Stopes)

Avalon Rare Metals Inc.

Thor Lake Project
Northwest Territories, Canada

July 2010

LATERAL DEVELOPMENT

The access decline will be driven from surface as a single heading for approximately 1,200 m, thereafter, there will be multiple headings available with the two stope access drives and the continuation of the decline to the fine ore bin discharge location. On the stope access levels the individual stope access crosscuts will serve as muck bays during development, therefore no additional allowance for muck bays has been included.

Scott Wilson RPA estimates that with 4.3 m (14 ft) steel there will be 3.65 m break on a given round. In an average day on a single face advance the expected rate of advance is 1.5 rounds in a 24 hour period for an advance rate of 5.4 m per day. With multiple heading advance the rate for the same equipment is expected to increase to 7.3 m/d based on two shift operation.

With a 5 m by 5 m heading the 5.4 m of advance will generate 365 tonnes of rock which can be hauled to surface by truck.

Ore encountered in the mine development and hauled to surface before the completion of the underground crusher will be stockpiled on surface and then hauled back underground and crushed using the main crusher.

STOPE PRODUCTION

The stope production cycle will start with development headings down the centre line of the primary stopes. Each 5 m by 5 m round will generate 265 tonnes of ore. With primary stope panels that are 150 to 250 m in length, each 5 m high primary stope cut will generate 33,000 to 55,000 tonnes of ore.

In order to reduce initial capital costs the first 5 years of production muck is planned to come from the development and slashing of primary stopes, the completion of some primary stopes (less than 15 m thick) and from breasting or benching of the initial primary stope cuts.

Primary stopes will then be mined using blind uppers long holes for stopes that are up to 20 m thick. In areas where the zone is more than 20 m thick the ore will be extracted using sublevels for access and by mining the stopes from the bottom up with fill between the sublevels before extraction of the subsequent lifts.

UNDERGROUND MOBILE EQUIPMENT

The underground mining fleet will consist of the units as shown in Table 18-4 for the mine development, production and ancillary operations.

TABLE 18-4 UNDERGROUND MOBILE EQUIPMENT AT 1,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

	Size	Units Required at 1,000 tpd
LHD- Development	6 m^3	2
LHD- Production	6 m^3	2
Jumbo	2 boom	2
Bolting Jumbo		1
Haul Trucks	30 to 40 t	3
Long Hole Drill		0
Scissor Lift		2
Grader		1
Utility Truck		2
ANFO Loader		1
Man Carrier		2
Mechanic's Vehicle		1
Electrician's Vehicle		1
Service Truck		1
Crusher/Conveyor Service		1
Light Vehicles		6
Tractor/Back Hoe		1
Bobcat		1
Tool Handler		1
Portable Compressors		3

Most of the mine equipment will be needed at the start up however the long hole drill has been deferred to year 11. The LHD's, trucks and jumbos will be required for the mine development and will be utilized by contractors for the preproduction period. In operations these units are expected to experience relatively low utilization but the fleet size is considered necessary to provide the back up for this remote site operation.

Equipment will be selected based upon price and support and it is planned to purchase as many units as possible from one supplier to minimize the number of suppliers and to increase the level of common spares to the extent possible.

The expansion to the production rate will necessitate the addition of several units to the mobile equipment fleet as shown in Table 18-5.

TABLE 18-5 ADDITIONAL UNDERGROUND MOBILE EQUIPMENT AT 2,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

	Size	Additional Units Required
LHD- Development	6 m^3	1
LHD- Production	6 m^3	1
Jumbo	2 boom	1
Bolting Jumbo		1
Haul Trucks	30 to 40 t	2
Long Hole Drill		1
Scissor Lift		1
Utility Truck		1
ANFO Loader		1

MINE INFRASTRUCTURE

CRUSHING AND CONVEYING

The mine crushing will take place underground in a set of chambers excavated to form the crushing and screening plant. Ore will be dumped on the 85 m level into a single dump point feeding the crusher. The dump will be equipped with a grizzly and rock breaker and will also be fed with the ore pass from the upper production level (116 m RL). Below the lower level dump there will be 500 t of ore capacity.

At the crusher feed there will be a chute and a set of control chains ahead of the vibrating grizzly feeding the jaw crusher. The crushing circuit is described in more detail in section 18.

The primary crusher will be located in a chamber that is 10 m by 14 m by 10 m high with a floor elevation of 40 m. The screening will take place in a second 9 m by 7 m by 8 m

high chamber connected to the primary crushing chamber by a vehicle access way on the bottom level and a conveyor gallery from the primary crusher. There will also be a conveyor gallery at the floor elevation to the top of the fine ore bin.

The secondary crusher will be located in a 10 m by 10 m by 10 m high chamber with the floor at the 40 level. This chamber will be connected to the screening area by a vehicle access on the floor level and by conveyor galleries to the screen gallery far rock to move to and from the screen plant.

The top of the FOB will be at the 35 m level and the bin will be a 15 m by 30 m long by 12 m high excavation with a capacity of 2,000 tonnes of crushed ore. The base of the FOB will be at the 23 m level beneath which there will be slot feeds and discharge conveyors feeding the main ore conveyor. The main ore conveyor will start at the 20 m level and continue, with one transfer point, to surface where the discharge will be to the rod mill feed conveyor.

Scott Wilson RPA notes that the main conveyor feeds directly to the rod mill and accordingly recommends that in the next stage of studies the conveyor be equipped with a belt scale and VFDs, which would be controlled by the mill operator, on the drives.
Ore encountered in the mine development and hauled to surface before the completion of the underground crusher will be stockpiled on surface and then hauled back underground and crushed using the main crusher.

ELECTRICAL DISTRIBUTION

Electrical power will be generated at a diesel power station located at the site. The power will be generated and distributed about the site at 4,160 V. The feed to the mine will be by 4,160 V power cables installed in the decline feeding load centers with 4,160:600 V transformers. When the ventilation raise is in place an additional line may be installed in the raise to provide a loop for power distribution. In the alternative, bore holes may be used as conduit for power lines to the underground mine to provide multiple feeds and to reduce the line loss with the shorter supply cables.

Electrical power will be required at the crushing plant and then in mobile load centers to provide power for jumbos and fans in the development and production areas. An electrical power supply to the main surface fan location will also be required.

UNDERGROUND POWER REQUIREMENTS

The estimated power consumption for the underground mining, including ventilation but excluding the crushing plant and conveyors is 0.74 MW as shown in Table 18-6. At the 2,000 tpd rate the electrical load in the mine will increase to 0.85 MW as shown in Table 18-7.

TABLE 18-6 ESTIMATED ELECTRICAL LOAD AT 1,000 TPD

Avalon Rare Metals Inc. – Thor Lake Project

Load Description	No. Units	Unit HP	Connected HP	Load Factor	Load (kW)	Utilization Factor	Energy/ month (kWh)
Surface Plant – Main Shaft Area							
Air Compressors	2	150	300	67%	150	70%	75,542
Shop Equipment	1	15	15	40%	4	20%	644
Hot Water Heaters	1	25	25	70%	13	60%	5,637
Lighting	1	15	15	90%	10	40%	2,899
Office etc.	1	20	20	40%	6	40%	1,718
Surface Plant -Vent Shaft Area							
Main Ventilation Fans	1	100	100	95%	71	100%	51,006
Pumps	1	25	25	75%	14	67%	6,745
Lighting	1	10	10	90%	7	50%	2,416
Shops	1	20	20	50%	7	40%	2,148
Portable Welder	1	25	25	80%	15	10%	1,074
Heat Trace	5	30	150	100%	112	40%	32,214
Underground							
Main Dewatering Pumps	2	50	100	80%	60	40%	17,181
Sump and Mud Pumps	1	13	13	80%	8	40%	2,234
Definition Diamond Drill	1	75	75	90%	50	70%	25,369
Diamond Drill Recirculation Pumps	2	10	20	80%	12	80%	6,872
Stope Fans	4	50	200	70%	104	100%	75,167
Development Duct Fan	4	20	80	90%	54	100%	38,657
Electric-Hydraulic Drill Jumbo	2	150	300	80%	179	30%	38,657
MacLean Roof Bolter	1	100	100	80%	60	30%	12,886
Lunch Room	1	20	20	80%	12	20%	1,718
Underground Lighting	1	15	15	90%	10	100%	7,248
Subtotals		1,628			958		408,032
Contingency		10%			10%		10%
Total Connected Horsepower (HP)		1,791					
Total load (kW)					1,053		
Diversification Factor					70%		
Maximum Demand (kW)					737		
Monthly Energy Consumption	(kWh)						448,836
Daily Energy Consumption	(kWh)						14,961

TABLE 18-7 ESTIMATED ELECTRICAL LOAD AT 2,000 TPD

Avalon Rare Metals Inc. – Thor Lake Project

Load Description	No. Units	Unit HP	Connected HP	Load Factor	Load (kW)	Utilization Factor	Energy/ month (kWh)
Surface Plant – Main Shaft Area							
Air Compressors	2	150	300	67%	150	70%	75,542
Shop Equipment	1	15	15	40%	4	20%	644
Hot Water Heaters	1	25	25	70%	13	60%	5,637
Lighting	1	15	15	90%	10	40%	2,899
Office etc.	1	20	20	40%	6	40%	1,718
Surface Plant -Vent Shaft Area							
Main Ventilation Fans	1	300	300	95%	213	100%	153,018
Pumps	1	25	25	75%	14	67%	6,745
Lighting	1	10	10	90%	7	50%	2,416
Shops	1	20	20	50%	7	40%	2,148
Portable Welder	1	25	25	80%	15	10%	1,074
Heat Trace	5	30	150	100%	112	40%	32,214
Underground							
Main Dewatering Pumps	2	50	100	80%	60	40%	17,181
Sump and Mud Pumps	1	13	13	80%	8	40%	2,234
Definition Diamond Drill	1	75	75	90%	50	70%	25,369
Diamond Drill Recirculation Pumps	2	10	20	80%	12	80%	6,872
Stope Fans	4	50	200	70%	104	100%	75,167
Development Duct Fan	4	20	80	90%	54	100%	38,657
Electric-Hydraulic Drill Jumbo	2	150	300	80%	179	60%	77,314
MacLean Roof Bolter	1	100	100	80%	60	60%	25,771
Lunch Room	1	20	20	80%	12	30%	2,577
Underground Lighting	1	15	15	90%	10	100%	7,248
Subtotals		1,828			1,099		562,446
Contingency		10%			10%		10%
Total Connected Horsepower (HP)		2,011					
Total load (kW)					1,209		
Diversification Factor					70%		
Maximum Demand (kW)					846		
Monthly Energy Consumption	(kWh)						618,690
Daily Energy Consumption	(kWh)						20,623

VENTILATION

The mine ventilation is planned to consist of a fresh air fan atop the fresh air intake raise located to the near the western part of the ore body. The intake system will include the mine air fans and direct fired propane mine air heaters. The intake raise will also serve as a service raise for power lines and as an emergency escape way. The raise is planned to be driven at 50 degree dip such that a continuous ladder from top to bottom can be installed as an emergency egress.

The mine ventilation air flow has been based upon the mine equipment fleet with an estimate of utilization and an additional allowance for losses and additional needs. The basis for the estimate of 200,000 cfm (95 m^3/sec) is summarized in Table 18-8.

The NWT Mine Regulations (10.62(2)) require the provision of 0.06 m^3/sec per KW of diesel powered equipment operating at the site. Scott Wilson RPA has estimated the amount of operating diesel equipment in its estimate of mine ventilation air flow and based on these estimates the 200,000 cfm exceeds the minimum requirements of the regulations. There are additional regulations related to the levels of carbon monoxide and oxides of nitrogen in the vicinity of the operator and in the undiluted equipment exhaust.

TABLE 18-8 MINE VENTILATION QUANTITY AT 1,000 TPD

Avalon Rare Metals Inc. – Thor Lake Project

		Units	CFM	Total CFM	Usage	CFM
LHD- Development	6 m^3	2	18,000	36,000	0.6	21,600
LHD- Production	6 m^3	2	18,000	36,000	0.6	21,600
Jumbo	2 boom	2	7,000	14,000	0.5	7,000
Bolting Jumbo		1	7,000	7,000	0.6	4,200
Haul Trucks	30 to 40 t	3	25,000	75,000	0.5	37,500
Long Hole Drill		0	7,000	-	0.2	-
Scissor Lift		2	7,000	14,000	0.5	7,000
Grader		1	7,000	7,000	0.5	3,500
Utility Truck		2	7,000	14,000	0.5	7,000
ANFO Loader		1	7,000	7,000	0.5	3,500
Man Carrier		2	5,000	10,000	0.5	5,000
Mechanic's Vehicle		1	5,000	5,000	0.5	2,500
Electrician's Vehicle		1	5,000	5,000	0.5	2,500
Service Truck		1	5,000	5,000	0.5	2,500
Crusher/Conveyor Service		1	5,000	5,000	0.5	2,500
Light Vehicles		6	4,000	24,000	0.5	12,000
Tractor/Back Hoe		1	5,000	5,000	0.5	2,500
Bobcat		1	5,000	5,000	0.5	2,500
Tool Handler		1	7,000	7,000	0.5	3,500
Portable Compressors		3	3,000	9,000	0.5	4,500
Air Drills/Stopers	lot					
Total				290,000		152,900
Losses		0.2				30,580
Requirement						183,480
Rounded To						200,000

Mine ventilation air will enter the fresh air raise and be pushed to the lower levels of the mine where it will be split to feed the production levels and the crushing plant. The air flow will be regulated to provide appropriate ventilation airflows to the working areas. The exhaust air will recombine in the access decline and be exhausted to surface.

At this time it has been assumed that the presence of radon and thoron gas from the rock will not be an issue and will be appropriately diluted and exhausted with the mine

air. Procedures for closing unused areas and for checking areas prior to reopening unventilated areas will be established to ensure that areas are suitably ventilated and that there are no noxious gases present before work commences in a new area or an area which has been closed for some time.

MINE AIR HEATING

In light of the sub-zero temperatures and the need to maintain the mine in an unfrozen state to prevent freezing of water lines and or ground water the mine air will be heated using direct fired mine air heaters located at the mine air intake. The mine air heaters will be approved units with appropriate controls and automated shut down and alarms in the event of no flame or excessive carbon monoxide.

Based upon the air flow of 200,000 cfm and heating of mine air to 35°F and the average annual temperatures for Yellowknife the mine air heater will operate from late October to late April in each year. The estimated propane consumption in this period is 1.5 million litres.

MINE FAN HORSE POWER

Scott Wilson RPA has estimated the mine resistance based using a friction factor "k" of 100 based on estimates from literature. The mine resistance in inches WG is then

The estimated headings were 800 ft of 12' by 12' intake raise and 6,000 ft of 16' by 16' drift between the base of the raise and the exhaust generate a head loss of 2.76" WG at a flow rate of 200,000 cfm.

The air horsepower is then estimated as flow times the head loss divided by 6,350. At 200,000 cfm and 2,76" WG head loss the air horse power is estimated to be 86 hp. Scott Wilson RPA estimates that a 100 HP main fan will provide the desired 200,000 cfm of ventilation air flow.

VENTILATION AT 2,000 TPD MINING RATE

With the planned production rate increase to 2,000 tpd after year 3 there will be an increase in the underground mine operating fleet and accordingly an increase in the mine ventilation requirements. Scott Wilson RPA estimates that the required air flow will increase to 300,000 cfm as shown in Table 18-9.

TABLE 18-9 MINE VENTILATION QUANTITY AT 2,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

		Units	CFM	Total CFM	Usage	CFM
LHD- Development	6 m^3	3	18,000	54,000	0.6	32,400
LHD- Production	6 m^3	3	18,000	54,000	0.6	32,400
Jumbo	2 boom	3	7,000	21,000	0.5	10,500
Bolting Jumbo		2	7,000	14,000	0.6	8,400
Haul Trucks	30 to 40 t	5	25,000	125,000	0.5	62,500
Long Hole Drill		1	7,000	7,000	0.2	1,400
Scissor Lift		3	7,000	21,000	0.5	10,500
Grader		1	7,000	7,000	0.5	3,500
Utility Truck		3	7,000	21,000	0.5	10,500
ANFO Loader		2	7,000	14,000	0.5	7,000
Man Carrier		2	5,000	10,000	0.5	5,000
Mechanic's Vehicle		1	5,000	5,000	0.5	2,500
Electrician's Vehicle		1	5,000	5,000	0.5	2,500
Service Truck		1	5,000	5,000	0.5	2,500
Crusher/Conveyor Service		1	5,000	5,000	0.5	2,500
Light Vehicles		6	4,000	24,000	0.5	12,000
Tractor/Back Hoe		1	5,000	5,000	0.5	2,500
Bobcat		1	5,000	5,000	0.5	2,500
Tool Handler		1	7,000	7,000	0.5	3,500
Portable Compressors		3	3,000	9,000	0.5	4,500
Air Drills/Stopers						
Total				418,000		219,100
Losses		0.2				43,820
Requirement						262,920
Rounded To						300,000

The increase in ventilation flow would lead to an increase in the propane required for mine air heating to approximately 2 million litres per year.

MINE FAN HORSE POWER

Using the same formulas as noted above the head loss for 300,000 cfm air flow is estimated to be 6.2" WG and the air horse power is estimated to be 300 hp. As part of the mine expansion it will be necessary to install a larger motor on the main fan.

Scott Wilson RPA recommends that further planning and analysis be completed to determine the optimum fan and motor combination for the initial ventilation and for the increased air flow at the expanded rate.

DEWATERING

The mine is not expected to be a "wet" mine and ground water inflows are expected to be low with a maximum estimated 50 gpm of groundwater inflow into the mine. The estimate of groundwater inflow has been based upon the observations of the numerous core drill programs and observations from the test mine previously developed at the Thor lake site.

The estimated water inflow is:

- Groundwater 50 gpm
- Drilling – 2 gpm/ boom – 10 gpm
- Diamond drilling 10 gpm
- Mine dust suppression – carried on rock
- Crusher dust control – 7 gpm (Melis)

Excess water from backfill has not been considered as backfill plans call for the use of paste fill and the plan would be to use a fill which used all of the contained water for hydration of the binder.

The total estimated water inflow is approximately 80 gpm. All water will be diverted to the base of the decline either along the decline or by boreholes specifically installed for mine drainage.

At the base of the decline there will be two sumps each with a length of 50 m to provide time for settling. Clear overflow water will be pumped to a small sump adjacent to the main dewatering pumps using low head pumps. From the main dewatering sump the water will be pumped to surface to join the mill tailings stream.

The two sumps will be used in an alternate fashion with one in operation and the other being drained and cleaned of slimes.

The main mine dewatering pumps will be designed to operate on automatic controls. The low head pumps at the sump will operate on automatic controls such that high levels in the sump activate the operation of the pumps.

BACKFILL

In order to maximize the extraction of the higher grade resources in the basal unit the use of a fill based mining method is proposed. The selected fill should be competent to stand over a 20 to 30 m vertical height while the secondary stope is being extracted. The key alternatives for back fill are:

- Crushed cemented waste rock
- Cemented hydraulic fill
- Paste fill

Scott Wilson RPA considers paste fill to be the best alternative as the material is readily available, it reduces the tailings impoundment needs, suitable strength can generally be attained and there is no addition of water to be handled by the mine dewatering system.

Distribution of the paste fill is proposed to be via pipeline installed in the main decline. This location while posing some clean up risk in the event of a broken line, has the advantage of being in a warmer environment and is more readily available for servicing. The paste plant would be installed as part of the process plant to allow operation as part of the mill operations. Satellite plant operation would involve operation of such a plant in a relatively hostile environment.

It may be practical to delay the construction of the paste fill plant for one to two years, however at that time the paste fill plant will be required to operate on a continuous basis to fill the voids created by the primary stopes and allow mining of the secondary stopes to commence in a timely fashion.

Scott Wilson RPA recommends that paste fill design work be included in the current testing to determine the suitability of the tailings and to estimate the quantity of paste fill which can be generated from the tailings stream.

In the shallow sections of the deposit the use of waste fill to provide a mucking floor may be practical. The mine plan does include a large amount of waste development for the generation of waste rock for backfill.

PASTE FILL SYSTEM

A paste fill system is required to be in operation in the fifth year of operations. There has been no specific testing of the tailings material to assess its suitability for use in paste fill at this time. Scott Wilson RPA recommends that a specification for the paste fill be developed and as soon as tailings materials are available (from bulk tests or operations) a testing program should be undertaken.

For this study Scott Wilson RPA has estimated that a cement addition of 4% will be required for the fill for the primary stopes. The same cement addition rate is planned for the secondary stopes to provide cement for the hydration of water so that water from backfill operations does not become an issue in the mine.

There is not a large quantity of waste development forecast after the initial mine development but any waste from development will be used for filling secondary stopes.

The annual cement requirement commencing Year 5 of operations is then 36,500 tonnes or 1,825 containers with bulk bags of cement powder.

The mill expansion includes a paste fill thickener in the mill. This will be supplemented with a filter system, mixing system and a concrete pumping and distribution system. Scott Wilson RPA has included consideration of the use of foaming agents in the paste fill mix to reduce the density slightly and to generate a product which is easy to pump.

From the surface mixing plant the paste fill will be piped on surface to backfill distribution holes for delivery to the stoping areas.

MINE MAINTENANCE

The larger maintenance work on the mine equipment will be competed in surface heavy equipment shops located within the main mill complex. This work will include all major repairs and major services. The surface shop will be used for the surface and underground mobile equipment at the site.

MAINTENANCE BAY

A maintenance bay will be constructed underground to accommodate underground vehicles for minor repairs and minor and intermediate service interval work. A level of parts and supplies for routine services and repairs will be maintained in the underground mine.

A centralized underground mobile equipment maintenance bay will be located at the 110 metre level of the Nechalacho deposit. The maintenance shop will consist of an excavated area located near the crushing station and decline access (up cast ventilation). Maintenance activities will include scheduled preventative and predictive maintenance, troubleshooting, short & long term rebuilds and equipment installations. Most consumable parts will be kept on the surface with a small rotating supply underground.

In addition to the mobile equipment service bay a small electrical shop will be located in the mine for use by the underground electricians.

FUEL AND LUBRICANTS

The estimated daily diesel fuel requirement for the mine is approximately 2,000 litres. As most of the equipment, and certainly the high fuel consumption units will not be on surface regularly it will be advantageous to provide fuel to the units underground. Considering that a number of the vehicles will routinely travel to surface and can therefore be refueled at a surface fueling area there is still approximately 80% (1,700 l/d)

of the daily fuel will be for units that are not routinely expected to travel to surface. The alternatives for fuel delivery are:

- Refueling on surface for all but the slowest of units (jumbos and compressors)
- Fueling underground from a mobile fuel handler
- Installation of an underground fuel bay
    - With fuel delivery by fuel truck or mobile fuel tanks
    - With fuel delivery via "dry line"

Scott Wilson RPA recommends that equipment initially be refueled on surface and then after the mine development phase is complete a refueling area be used with a temporary fuel tank that is filled on surface and brought underground on a daily basis.

Used oil will be collected wherever it is generated and brought to surface for appropriate disposal by incineration in an approved incinerator with the recovery of heat for use in the plant or shop areas.

MISCELLANEOUS

MATERIAL STORAGE

Material storage will be built underground for short term storage of mine supplies such as rock bolts, mesh and ventilation duct and spare fans. These bays will be located near the service area and will be accessed by mobile equipment such as the forklift and tool handler.

COMMUNICATIONS

Mine communications will consist of telephone service to the main mine switchboard as well as radio communications through a leaky feeder system. The communications system will also be used for monitoring and control of production equipment, ventilations systems, dewater and backfill.

EXPLOSIVES

Detonators, primers and stick powder will be stored in separate approved explosives magazines which will be located underground. If practical all of these explosives will be stored in the underground magazines to eliminate the need for surface explosives magazines.

The main explosive planned for use at the TLP is ANFO which will be prepared on a batch basis from the combination of ammonium nitrate and diesel oil in an approved ANFO mixing facility to be located within the mine. However, there will still be a requirement for packaged slurry explosives and "stick" powder for wet holes or for boosting the ANFO in some applications. These are easily provided by the explosives manufacturer in containers which will be stored and inventoried underground.

At a rate of 0.8 kg of ANFO per tonne blasted the annual ANFO requirement is estimated to be 292 t. An allowance of 10% of the total explosives for stick powder and package slurry is recommended for purchase and storage on site.

An non electric detonation system will be used with in the hole delays on all detonators. A range of delay periods will be required and approximately 45,000 are required for a year of operation.

SANITARY SYSTEM & POTABLE WATER

Potable water for the underground mine will be provided in specific containers that will be resupplied regularly from the site potable water supply. Sanitary facilities in the mine will be approved self contained units,

ROAD MAINTENANCE

Roadways will be maintained A grader will be included in the equipment fleet for the maintenance of underground roadways, the key focus will be on the stope access drifts and cross cuts as the main ramp is not planned to be a main haulage way and will therefore require less maintenance.

MINE DEVELOPMENT

Mine development will commence with the development of the decline to the crusher elevation. The advance will be single heading advance until the decline passes the first stope access ramp junction. The development required for mine development is shown in Table 18-10.

TABLE 18-10 LIFE OF MINE DEVELOPMENT SCHEDULE
Avalon Rare Metals Inc. – Thor Lake Project

	Total Lateral Development in Waste (m)	Total Lateral Development in Ore (m)	Total Lateral Development (m)	Total Raising (m)
Year -2	2,088	0	2,088	0
Year -1	1,675	710	2,385	195
Year 1	660	850	1,510	110
Year 2	100	896	996	0
Year 3	0	1,319	1,319	0
Year 4	0	2,820	2,820	0
Year 5	542	3,459	4,001	105
Year 6	0	3,839	3,839	0
Year 7	0	3,790	3,790	0
Year 8	0	3,649	3,649	0
Year 9	0	3,506	3,506	0
Year 10	0	550	550	0
Year 11	0	0	0	0
Year 12	0	0	0	0
Year 13	0	0	0	0
Year 14	0	0	0	0
Year 15	0	0	0	0
Year 16	0	0	0	0
Year 17	0	1,596	1,596	0
Year 18	0	0	0	0
Total	**5,065**	**26,984**	**32,049**	**410**

The goal of the initial mine development will be to get to and develop the crusher station and to get to the base of the ventilation raise. In the course of this development there will be at least five primary stopes and five secondary stopes that will be available for production with completion of the 30 m to 50 m long stope access crosscuts (some of which will be developed for material storage as the access to the ventilation raise is being driven).

Initial mine development will be undertaken by a mine development contractor to provide the skills needed to complete the work. As the main development is completed the work will shift to company crews and equipment for the production phase of the operation.

The initial mine development will not leave a large amount of access development to be completed by company crews for the mineral reserves as known and as included in this report.

The development schedule does not include any allowance for exploration development or for the development of underground diamond drill stations for further exploration of the deposit.

PRODUCTION SCHEDULE

Mine production will come from primary stopes which are planned to be developed from the stope access crosscut. Each 5 m high by 15 m wide cut will generate approximately 20,000 tonnes of ore. The mine production schedule has been set at 1,000 tpd for years 1 to 4 and 2,000 tpd thereafter.

Initial production will be attained without backfill to allow deferral of the cost of the backfill plant construction and accordingly the production for the first 60 months will all be from primary stopes. Thereafter the backing of primary stope voids will be a high priority task and by month 61 production will start to be obtained from secondary stopes.

The production schedule was developed based on mining of the highest value ore in the early years. Feed grades at Thor Lake do not vary over a wide range but there are higher grade areas and the zone at the bottom of the Basal Zone carries the highest grades. The Production schedule is shown in Table 18-11.

The deposit is flat lying but there are variations in elevation interpreted at the bottom of the ore body. To minimize dilution stopes were, as much as practival, aligned perpendicular to the dip of the footwall of the orebody.

Material at the upper elevations will have decreasing grades as the stope moves up and the control for the upper limits will be an assay control.

At the planned production rates this generates a mine life of 18 years from the Basal Zone Probable Mineral Reserves.

Table 18-11 Life of Mine Production Schedule
Avalon Rare Metals Inc. – Thor Lake Project

		Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18
Tonnage	'000 t	12,014	335	365	419	730	730	730	730	730	730	730	730	730	730	730	730	730	730	675
TREO	ppm	17,028	18,791	17,656	17,536	18,070	18,097	16,143	16,170	17,065	15,606	14,156	16,510	16,434	17,701	17,007	18,704	18,192	18,163	15,743
Nb_2O_5	ppm	4,134	4,501	4,302	4,445	4,576	4,296	4,031	3,958	4,097	3,687	3,403	3,878	3,934	4,262	4,198	4,606	4,413	4,413	3,793
ZrO_2	ppm	31,646	35,547	33,709	33,653	35,251	34,857	31,144	31,062	31,018	26,960	23,474	28,906	30,098	32,661	30,681	36,509	34,962	33,965	28,984
Ta_2O_5	ppm	409	524	478	470	435	446	439	411	364	323	321	306	376	462	424	435	391	457	410
Ga_2O_3	ppm	130	117	124	135	132	137	119	120	146	152	145	151	141	133	145	147	144	147	124
Y_2O_3	ppm	1,990	2,919	2,601	2,201	2,078	2,056	2,245	2,128	1,828	1,366	1,645	1,368	1,907	2,566	1,806	1,851	1,715	2,110	2,192
Eu_2O_3	ppm	84	95	90	90	87	90	81	79	84	75	68	80	80	90	86	90	86	90	80
Gd_2O_3	ppm	632	725	681	678	663	675	606	602	633	556	514	564	607	682	648	673	652	673	601
Tb_2O_3	ppm	92	124	114	104	92	96	98	92	88	71	76	74	88	112	94	87	83	98	98
Dy_2O_3	ppm	482	684	627	526	471	482	520	486	425	320	375	328	430	600	454	422	394	487	513
Ho_2O_3	ppm	82	133	118	92	82	84	95	88	72	52	66	52	78	113	77	71	65	85	95
Er_2O_3	ppm	215	351	316	248	219	223	251	232	189	134	170	134	206	300	203	187	169	222	290
Tm_2O_3	ppm	28	48	41	32	29	29	33	31	25	18	22	17	28	40	26	25	22	29	34
Yb_2O_3	ppm	172	277	244	205	178	178	201	187	151	111	134	108	165	238	161	154	137	179	203
Lu_2O_3	ppm	24	38	33	28	25	25	28	26	21	15	18	15	23	33	22	22	19	25	28
La_2O_3	ppm	2,695	2,748	2,610	2,737	2,865	2,866	2,470	2,500	2,739	2,633	2,269	2,774	2,599	2,647	2,734	3,006	2,975	2,809	2,393
Ce_2O_3	ppm	6,082	6,082	5,779	6,117	6,521	6,525	5,483	5,608	6,215	5,998	5,080	6,344	5,916	5,865	6,122	6,972	6,850	6,519	5,293
Pr_2O_3	ppm	798	792	741	761	810	813	696	705	786	756	647	799	750	758	770	876	851	819	680
Nd_2O_3	ppm	3,036	3,065	2,902	3,032	3,252	3,241	2,724	2,793	3,128	2,966	2,525	3,156	2,962	2,959	3,036	3,496	3,447	3,217	2,698
Sm_2O_3	ppm	665	710	667	685	698	713	612	613	682	624	548	667	646	673	678	740	727	710	605
HfO_2	ppm	653	780	712	690	705	710	665	646	626	550	521	574	624	705	636	702	677	727	610
ThO_2	ppm	122	76	89	120	100	172	121	115	121	142	115	135	106	85	141	107	127	196	74

HEALTH AND SAFETY

All crew will be issued TLDs to monitor the exposure to radiation in the work place. Records will be maintained and exposure limits will be set such that if workers are exposed to radiation above a certain limit they will be moved to a different work area to reduce their exposure and to maintain safe working conditions.

In addition, radon and thoron (radon isotope produced by thorium) levels within the mine and plant air would be monitored to ensure that mine ventilation is sufficient to reduce radon and thoron to acceptable concentrations.

Refuge stations will be installed in the vicinity of the most active work places and a secondary egress will be in place before production commences.

Site crews will be trained in mine rescue procedures and a mine rescue station will be set up and equipped to respond to an emergency. The mine will purchase and maintain a set of BG-4 breathing apparatus as well as SCBA's for use on surface. Procedures for maintaining contact with other operating mines with regards to their mine rescue teams will be implemented.

A diesel operated ambulance will be maintained at the site for use on surface and underground and a fully equipped first aid room will be set up and maintained and there will be first aid coverage at the site at all times.

Surface firefighting equipment will be kept on site and hydrants and hose stations for firefighting will be installed at strategic locations on surface.

Emergency procedures as required under the Mining Regulations will be prepared and submitted for approval as required.

FUTURE MINING

The mining within this section is restricted to material that can be converted to proven or probable mineral reserves. In addition to the resources extracted in the LOM presented above there are significant measured, indicated and inferred resources within the Thor Lake Project. Additional mine planning and exploration is recommended to permit the

development of the most efficient exploration and exploitation plan for the additional resources.

MINERAL AND HYDROMETALLURGICAL PROCESSING

THOR LAKE CONCENTRATOR PROCESS DESCRIPTION

BASIS

The flotation and hydrometallurgical plant process is based on metallurgical design data provided by J. R. Goode and Associates, consultant to Avalon Rare Metals Inc., which in turn were collated from testwork completed by SBM Mineral Processing and Engineering Services LTD at SGS Lakefield Research Limited (SBM, 2009). The grinding circuit design is based on test data provided by Starkey & Associates Inc. (2009). The process design criteria developed from these data are summarized below.

PROPOSED PROCESS FACILITIES

The proposed process comprises crushing, grinding, flotation plants located at Thor Lake and a Hydrometallurgical facility near Pine Point on the south shore of Great Slave Lake. The facility will initially process mineralized material mined at a rate of 1,000 tpd (annual average) but will process 2,000 tpd after one or two years of operation.

The proposed process facilities at Thor Lake comprise a crushing plant, sized for the ultimate tonnage, located in the mine and designed to reduce rock from run-of-mine size to -15 mm. Crushed material is stored in a fine ore bin excavated in the rock, and conveyed up the mine access incline to a rod mill – ball mill grinding circuit. Ground ore is conditioned then de-slimed in a series of three hydrocyclones, and pumped to magnetic separation circuit. This circuit comprises a first magnetic separator, a regrind mill to process the concentrate and a cleaner magnetic separator. Non-magnetic product is pumped to a thickener.

Thickener underflow is diluted and conditioned ahead of rougher-scavenger flotation. Scavenger tails are initially sent to a tailings storage facility but will be processed for paste backfill production for the mine after the initial couple of years operation. Flotation concentrates are cleaned in four counter-current stages to produce a cleaner

concentrate which is subjected to gravity separation then thickened and dewatered in a filter press. The gravity tailings are reground and returned to rougher flotation.

Dewatered concentrate is conveyed to special containers able to hold 40 t of concentrate. Filled containers are stored until concentrate transportation is scheduled at which time they are taken across Great Slave Lake to the dock at Pine Point and transported to the hydrometallurgical facility.

The crushing plant is designed for the expansion tonnage. The grinding circuit will require the addition of a second ball mill to handle the expansion tonnage. Additional flotation cells, gravity separation units and filters will also be needed.

In the proposed operation, full concentrate containers are stored at the hydrometallurgical facility and retrieved and placed in a thaw shed as required. The concentrate is thawed and then dumped into reclaim system that conveys the material into the hydrometallurgical plant. Concentrate is "cracked" using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

The solid residue from the cracking system is combined with other waste streams and sent to the hydrometallurgical tailings storage facility. The solution arising from the cracking process is subjected to double salt precipitation, solution pre-treatment and solvent extraction processes to isolate the values. Products are precipitated as basic salts, processed and dried to yield hydrated oxides which are packaged for shipment to markets. Products are be trucked to Hay River for on-shipment by rail.

The proposed hydrometallurgical process plant consumes a significant quantity of reagents which will be brought to site by rail to Hay River and then by truck to the plant. Sulphuric acid is to be produced in a 700 tpd capacity double-contact, double absorption plant from elemental sulphur. Excess heat from the sulphuric acid plant is used in the hydrometallurgical process in the thaw shed, to evaporate process solutions, and in the product driers.

Limestone is quarried near Enterprise and crushed and ground to -44 µm for use as a neutralizing reagent in the process. Some limestone is calcined to lime for neutralizing purposes.

Other reagents, such as sodium hydroxide, fuel, solvent extraction reagents, etc. are stored at site as needed.

Most of the hydrometallurgical complex, including the acid plant, is designed and constructed for the ultimate tonnage equivalent to 2,000 tpd of flotation concentrate. Units requiring duplication or addition for the expansion tonnage include the thaw shed, acid bake and caustic cracking facilities, and some of the product driers.

PROCESS DESIGN CRITERIA

The principal design criteria selected for the pre-feasibility study are tabulated below in Table 18-12. The flowsheet used as the basis for flotation recoveries used in the PFS is shown in Figure 18-8 and the flowsheet used as the basis for hydrometallurgical recoveries used in the PFS is shown in Figure 18-9.

TABLE 18-12 PRINCIPAL PROCESS DESIGN CRITERIA

Avalon Rare Metals Inc. – Thor Lake Project

General		
Processing rate - initial	tpa	365,000
	tpd	1,000
Processing rate - expansion	tpd	2,000
Feed grade	% ZrO_2	3.16
	% TREO	1.7
	% HREO	0.38
	% Nb_2O_5	0.41
	% Ta_2O_5	0.041
Flotation Plant		
Operating time	hr/a	8,000
Processing rate - initial	tph	45.6
Processing rate - expansion	tph	91.2
(Ball mill, flotation cells, gravity units, and filters added)		
Underground crusher product	100% passing mm	15
Grinding circuit		Rod and ball mill
Final grind	80% passing micrometres	38
Slimes-free non-magnetics	% feed	18
Final concentrate mass	% feed	18
Recovery to final concentrate	% ZrO_2 in feed	89.7
	% TREO in feed	79.5
	% HREO in feed	79.5
	% Nb_2O_5 in feed	68.9
	% Ta_2O_5 in feed	63

Table 18-12 – Cont'd

Hydrometallurgical Plant		
Operating time	hr/a	7,582
Processing rate - initial	tph	8.7
Processing rate - expansion	tph	17.4
Acid bake temperature	°C	250
Acid addition	kg/t concentrate	700
Caustic crack temperature	°C	600
Net caustic addition	kg/t concentrate	140
Post double salt precipitation SX feed rate	m^3/h - initial throughput	41.5
Post double salt precipitation SX feed rate	m^3/h - expansion throughput	83
(All SX units sized for expansion, some driers added for expansion)		
Recovery to final products	% ZrO_2 in concentrate	90
	% TREO in concentrate	93
	% HREO in concentrate	93
	% Nb_2O_5 in concentrate	80
	% Ta_2O_5 in concentrate	50
Sulphuric Acid Plant		
Annual average capacity - initial	tpd 100% acid	350
Annual average capacity - expansion	tpd 100% acid	700
(Initial plant is built to handle expansion tonnage and additions not required)		


1,000 TPD
FROM FINE ORE BIN
MILL FEED CONVEYOR
ROD MILL
GRINDING CYCLOPAC
BALL MILL
RECYCLE WATER
PROCESS WATER
GRINDING WATER TANK
GRINDING CYCLONE FEED PUMPBOX
DESLIMING CONDITIONING TANK
DESLIMING CYCLONES
SLIMES PUMPBOX
MAGNETIC SEPARATION FEED TANK
MAGNETIC SEPARATOR NO. 1
MAGNETICS CYCLONE FEED PUMPBOX
MAGNETICS REGRIND MILL CYCLONE
MAGNETICS REGRIND MILL
MAGNETIC SEPARATOR NO. 2
MAGNETICS PUMPBOX
PRETREATMENT TANK
DEWATERING THICKENER
TO TAILINGS POND
BULK CONDITIONING TANK
BULK ROUGHER NO. 1
BULK ROUGHER NO. 2
BULK SCAVENGER
TAILINGS TANK
CONCENTRATE THICKENER
CONCENTRATE FILTER FEED TANK
CONCENTRATE THICKENER FEED PUMP
CONCENTRATE FILTER
1st CLEANER SCAVENGER
CLEANER CONDITIONING TANK
CLEANER NO. 1
CLEANER NO. 2
CLEANER NO. 3
CLEANER NO. 4
GRAVITY SEPARATORS (6)
GRAVITY TAILINGS TANK
GRAVITY SEPARATION FEED TANK
GRAVITY TAILINGS REGRIND MILL CYCLONE
GRAVITY TAILINGS REGRIND MILL
GRAVITY TAILINGS PUMPBOX
RETRACTABLE CONCENTRATE LOADING CONVEYOR
CONCENTRATE SHIPPING CONTAINER
TO CONCENTRATE STORAGE
NaOH
KEY
MAIN PROCESS FLOW
PROCESS FLOW
INTERMITTENT / ALTERNATE FLOW

Figure 18-8

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Flotation Plant Flowsheet

July 2010

Source: Mellis Engineering, 2010.


Concentrate container storage, thaw and dump
H2SO4
Heat
Acid bake kiln c/w scrubbers, etc.
Residue
Leach, solution adjustment, filtration
Residue
Heat
Caustic crack, water wash, and NaOH regeneration
CaO
NaOH
Filter cake
NaOH
Recycle Na2SO4
NaOH
Dry and pack mixed LREE oxide
Filter cake
Metathesis and filtration (suphates to hydrates)
LREE slurry
Double salt precipitation and filtration
Sulphuric acid leach, solution adjustment and filter
Residue
Preg
CaCO3 and CaO
Waste to treatment
Scrub
Scrub
NaF
SX-1 Zr extraction, scrub and strip
SX-2 REE extraction, scrub and strip
SX-3 Nb-Ta extraction and separation
Waste treatment and storage area
Strip
Strip
Strip
(NH3)CO3
NH3
NH3
Zr product precipitation and dry
Bulk REE product precipitation and dry
Ta2O5 product precipitation and dry
Nb2O5 product precipitation and dry
Legend
Input
Process
Product
July 2010

Figure 18-9

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Hydrometallurgical Plant Flowsheet

ASSAY AND METALLURGICAL LAB

The mine, when operating at 1,000 tpd is expected to generate about 20 samples per shift for analysis, or 40 samples per day, with 4 from the each working face. In addition, there may be a further 10 or 20 samples of various kinds such as muck samples, low grade stockpile samples, etc. These rock samples will be prepared in an area shared with the metallurgical laboratory and described below.

The flotation plant will produce composite solids samples for each shift from feed, magnetic tailings, slimes tailings, four flotation products, and gravity tailings. Additionally, each product container will be sampled meaning about 8 product samples per day in the initial years. In total there will initially be 24 solid samples per day rising to 32 samples per day. In addition to the analytical work on the solids, eight samples will be processed for screen analyses on a daily basis in the metallurgical laboratory.

All solution samples will be sent to the ALS Laboratory in Yellowknife, or a similar organization, for analysis.

Slurry samples will be filtered in the mill and wet filter cakes, and solution where appropriate, delivered to the sample preparation area at the end of each shift.

Mine and mill samples will be initially dried in a large oven. High grade samples, such as concentrate will be processed in a separate drying oven. Coarse samples will then be crushed to -10 mesh and finally pulverized to 100% passing 100 mesh. High grade samples will be batch processed through the same equipment following a thorough cleaning with sand.

A 10 g sample of pulverized material will be split for assaying.

Solid samples will be analyzed using an INNOV-X X-5000™ mobile XRF unit. It is estimated that 100 samples can be processed in a 10 hr shift. Two X-5000 machines will be required in order to maintain sufficient productivity and for backup.

QA/QC standards will be developed for the laboratory including protocols for duplicates and for external checks.

The sample preparation and assay laboratory will require the services of a Chief Assayer, two sample preparation technicians and an assayer for a total of four. Two such crews would be needed, one on site and one on a rest period.

A metallurgical laboratory at Thor Lake will be used to prepare and test samples as part of monitoring and improving the performance of the flotation mill.

The Pine Point hydrometallurgical facility will similarly be provided with a comprehensive analytical and hydrometallurgical facility to allow the rapid assays needed for process control and testwork needed to ensure optimal operation of the plant.

TAILINGS MANAGEMENT FACILITIES

THOR LAKE TAILINGS MANAGEMENT FACILITY

GENERAL

The tailings management facility design was prepared by Knight Piésold. The design basis and criteria for the TMF are based on Canadian standards for the design of dams. In particular, all aspects of the design of the TMF have been completed in compliance with the following documents:

- Canadian Dam Association (CDA) Dam Safety Guidelines (CDA 2007)
- The Mining Association of Canada (MAC) Guide to the Management of Tailings Facilities (MAC 1998)

The principle objective of the TMF design is to ensure protection of the environment during operations and in the long-term (after closure) and achieve effective reclamation at mine closure. The pre-feasibility design of the TMF has taken into account the following requirements:

- Permanent, secure and total confinement of all tailings solids within an engineered facility
- Control, collection and removal of free draining liquids from the tailings during operations, for recycling as process water to the maximum practical extent
- The inclusion of monitoring features for all aspects of the facility to ensure performance goals are achieved and design criteria and assumptions are met

The TMF design includes a Phase 1 and Phase 2 configuration that is raised and expanded in an ongoing manner throughout the mine life. This offers a number of advantages as follows:

- The ability to reduce capital costs and defer some capital expenditures until the mine is operating.
- The ability to refine design and construction methodologies as experience is gained with local conditions and constraints.
- The ability to adjust at a future date to remain current with "state-of-the-art" engineering and environmental practices, etc.

- To allow the observational approach to be utilized in the ongoing design, construction, and operation of the facility. The observational approach is a powerful technique that can deliver substantial cost savings and high level of safety. It also enhances knowledge and understanding of the site-specific conditions. For this method to be applicable, the character of the project must be such that it can be altered during construction (Peck, 1969).

The construction will be scheduled to ensure that there is always sufficient storage capacity available in the facility to avoid overtopping. The embankment raising schedule provides sufficient freeboard to safely accommodate the supernatant pond and Environmental Design Storm event, combined with wave run-up. A spillway is included to pass the Inflow Design Flood event.

OPTIONS ASSESSMENT

A review of potential storage location options was completed as part of 2009 studies. The review considered slurry tailings disposal in seven different topographic basins within the Thor Lake project area as well as submarine tailings disposal in Thor, Long and Elbow Lakes. The Ring and Buck Lake basin was selected as the preferred option based on an assessment of technical, environmental, economic and socio-economic factors.

DESIGN BASIS

The pre-feasibility level design of the Thor Lake TMF has been based on an approximate mine life of 15 years with a total ore reserve of approximately nine million tonnes. The average mining rate for the Nechalacho Deposit will begin at approximately 1,000 dry tpd and increase to 2,000 dry tpd in Year 4 of operations.

TAILINGS AND WATER MANAGEMENT

The tailings and water management strategy for the Thor Lake pre-feasibility design consists of a closed loop system to minimize impact to the natural hydrologic flows within the Thor Lake watershed area. All tailings solids and fluids as well as impacted water from the Process Plant will report to the Tailings Basin. The TMF design currently proposed includes a Polishing Pond, and excess water from the Tailings Basin will be treated (if necessary) and discharged from the Polishing Pond to Drizzle Lake. Ultimately, all water from the TMF will return to Thor Lake via Drizzle and Murky Lakes. Fresh water for operations will be drawn from Thor Lake and reclaim water will be drawn from the Tailings Basin. The pre-feasibility water balance has assumed that the process

water feed to the Process Plant will consist of 50% fresh water and 50% recycled water from the Tailings Basin

Decant pipeworks have been included in the pre-feasibility design to transfer water from the Tailings Basin supernatant pond to the Polishing Pond in Phases 1 and 2, and to transfer water from the Polishing Pond to Drizzle Lake. As a contingency for impact mitigation, a decant intake and pipeline has also been included to transfer excess water from Drizzle Lake to Thor Lake. The decant pipeworks have been included to provide operational flexibility and maintain water volumes in each water body. The water balance has indicated that during the later years of operation the water volume in Thor Lake could potentially be drawn down greater than 5% exceeding the DFO Winter Withdrawal protocol. This can be mitigated by increasing the reclaim rate from the Tailings Basin or alternatively using the Cressy Lake basin as an additional fresh water supply in the winter months.

CAPACITY AND FREEBOARD REQUIREMENTS

The capacity of the TMF is based on the topographic contours, the embankment configuration and the projected process plant throughput rates. The TMF capacity and freeboard have been designed based on the following key points:

- Storage of 2.9 million m^3 of tailings at a settled dry density of 1.2 t/m^3
- Storage of up to 1.2 million m^3 of water and ice
- Containment of the 1 in 25 year 24-hour Environmental Design Storm (EDS) event (46 mm)
- Minimum freeboard of 2.0 m for wave run-up and routing of the Inflow Design Storm (IDS)
- Overflow spillway to convey the IDS

TAILINGS DELIVERY AND DISTRIBUTION

Tailings will be pumped from the Process Plant to the Tailings Basin via a tailings delivery pipeline to the south west corner of the Tailings Basin. Tailings deposition to the basin will consist of single end-of-pipe discharge from the tailings deposition pipeline to reduce icing concerns during the winter months. During the first 4 years of operations 100% of the tailings solids will be pumped to the Tailings Basin at a slurry consistency of

14.4% solids. Starting in year 5, 50% of the tailings solids will be used for mine backfill and the remained of the tailings solids will be pumped to the Tailings Basin at a reduced slurry consistency of 7.2% solids.

Tailings deposition to the basin will occur from several locations along the south end of Ring Lake. Tailings discharge will be rotated between deposition locations to develop a relatively flat tailings beach sloping towards the north and maintain a supernatant pond in northern portion of Ring Lake. A temporary separator dyke will be constructed between Ring and Buck Lakes to keep tailings solids in Ring Lake and allow Buck Lake to be initially operated as a polishing pond. Phase 1 is estimated to provide tailings storage for approximately 2 years of operations.

During Phase 2 of operations the tailings discharge pipeline will be extended around Ring and Buck Lakes. Additional discharge locations will be installed around the perimeter of the Tailings Basin and tailings deposition will be rotated between outlet locations to develop a flat tailings beach around the facility and maintain a supernatant pond in the central portion of the Tailings Basin. A Polishing Pond will be constructed at the southeast side of the Tailings Basin if monitoring and testwork completed during Phase 1 operations indicate that it is required.

OPERATIONS AND MONITORING

Proper operations, monitoring and record keeping are a critical part of any waste or water management facility. For the TMF, the requirements for proper operation and monitoring of the facility will be active and ongoing. Operations of the TMF will require full-time personnel, dedicated to managing the facility.

Before and during construction, an Operation, Maintenance and Surveillance (OMS) Manual will be developed for the TMF. The following sub-sections provide a preliminary overview of the operations and monitoring requirements.

It is recommended that a single person designated as Manager of the TMF be responsible for the ongoing operation of the facility. Special consideration must be given to winter operation to prevent complete freeze up of the available supernatant pond water.

Monitoring of the TMF will provide important input for performance evaluation and refinement of operating practices. In addition to the data collection, regular inspections of the TMF and associated structures will be completed. Regular inspections will help identify any areas of concern that may require maintenance or more detailed evaluation. The inspection program would include detailed visual inspection of all embankments and berms, pipelines, pumps, culverts, spillways etc.

PINE POINT TAILINGS MANAGEMENT FACILITY

The proposed Hydrometallurgical Tailings Management Facility (HTMF) will be located on the site of the Historic Teck Cominco Tailings Pond which is west of the Hydrometallurgical Process Plant. The concept includes construction of a paddock type tailings basin on top of the existing tailings.

Knight Piésold prepared the pre-feasibility design for facilities related to tailings and water management for the HTMF based on the following work completed:

- Desktop review of available information
- Summarization of general site conditions and design criteria
- Development of pre-feasibility level design for the HTMF based on the proposed concept
- Development of a schedule of materials and quantities for inclusion in pre-feasibility study economic assessment by others

GENERAL

No site investigations have been completed at this stage of the project. The site characteristics at the Hydrometallurgical Plant site presented below are based on information from a desktop review.

The topography of the site can be described as flat to gently sloping, generally to the north. Topography around the HTMF area typically ranges between 190 and 220 MASL and decreases to approximately 160 MASL along the south shore of Great Slave Lake.

SEISMICITY

The central region of the Northwest Territories is historically a quiet earthquake zone. A seismic hazard assessment was previously completed for the TLP using probabilistic calculations based on design tables from the 2005 National Building Code of Canada.

The maximum acceleration for the project site ranged from 0.007 g for a 1 in 100 year return period to 0.16 g for a 1 in 10,000 year return period. A review the Thor Lake site TMF consequence classification following the Canadian Dam Association 2007 Dam Safety Guideline classified the TMF as 'Significant'. The resulting earthquake design ground motion is a 1 in 1,000 year event which corresponds to a maximum acceleration of 0.035 g for the Thor Lake Project site.

The seismic design criteria and consequence classification previously completed for the Thor Lake site has been assumed to be adequate for the purposes of the HTMF pre-feasibility study. A site specific seismic review is recommended for the HTMF during the next phase of engineering.

TAILINGS CHARACTERISTICS

There is no direct information available concerning the physical characteristics of the Hydrometallurgical tailings stream. Some assumptions regarding the physical characteristics of the tailings have been made and are outlined below:

- Specific Gravity: The tailings solids from the proposed milling process are predominantly gypsum (approx. 84%) which are expected to be similar to phosphogypsum tailings in terms of void ratio, dry densities and consolidation properties thus a specific gravity for the tailings solids high in gypsum content has been estimated at 2.40.
- Dry Density: Given a final solids content or pulp density of approximately 65% by weight (and a void ratio of 1.3 the calculated final average settled dry density for the tailings in the TMF is 1.05 t/m^3. A slightly lower or conservative density value of 0.9 t/m^3 has been selected for the pre-feasibility design.

It is understood that tailings test work will be completed in later stages of study to confirm the tailings parameters.

Currently no geochemical testing has been completed on tailings samples. It is understood that testwork will be completed in later stages of study to confirm the tailings geochemical parameters.

TAILINGS MANAGEMENT FACILITY DESIGN

The design basis and criteria for the HTMF are based on Canadian standards for the design of dams. In particular, all aspects of the design of the HTMF have been completed in compliance with the following documents:

- Canadian Dam Association (CDA) Dam Safety Guidelines (CDA 2007)
- The Mining Association of Canada (MAC) Guide to the Management of Tailings Facilities (MAC 1998)

The principle objective of the HTMF design is to ensure protection of the environment during operations and in the long-term (after closure), and achieve effective reclamation at mine closure. The pre-feasibility design of the HTMF has taken into account the following requirements:

- Permanent, secure and total confinement of all tailings solids within an engineered facility
- Control, collection and removal of free draining liquids from the tailings during operations
- The inclusion of monitoring features for all aspects of the facility to ensure performance goals are achieved and design criteria and assumptions are met

The construction will be scheduled to ensure that there is always sufficient storage capacity available in the facility to avoid overtopping. The embankment raising schedule will provide sufficient freeboard to safely accommodate the supernatant pond and Environmental Design Storm event, combined with wave run-up. An emergency overflow spillway is included to pass the Inflow Design Flood event.

DESIGN BASIS

The pre-feasibility level design of the HTMF has been based on an approximate mine life of 18 years. The initial annual throughput of tailings from the Hydrometallurgical Plant will start in Year 1 at 1,000 dry tpd and increase to 2,000 dry tpd by Year 4 of operations.

TAILINGS AND WATER MANAGEMENT

All tailings solids and fluids as well as impacted water from the Process Plant will report to the Tailings Basin. The HTMF design includes a Water Basin (Polishing Pond). Excess water from the Tailings Basin will be treated (if necessary) and discharged from the Polishing Pond through a lined discharge channel to the northwest corner of the existing tailings facility where it will be discharged to the natural drainage. Ultimately, all water from the HTMF will return to Great Slave Lake.

Decant pipeworks have been included in the pre-feasibility design to transfer water from the Tailings Basin supernatant pond to the Polishing Pond, and to transfer water from the Polishing Pond to a lined discharge channel where it will be discharged to the natural drainage.

CAPACITY AND FREEBOARD REQUIREMENTS

The capacity of the HTMF is based on the topographic contours, the embankment configuration and the projected process plant throughput rates. The HTMF capacity and freeboard have been designed based on the following key points:

- Storage of 5.6 million m^3 of tailings at a settled dry density of 0.9 t/m^3
- Storage of process water and accumulated ice
- Containment of the 1 in 25 year 24-hour Environmental Design Storm (EDS) event (57 mm)
- Minimum freeboard of 2.0 m for routing of the Inflow Design Storm (IDS) and wave run-up
- Emergency Overflow Spillway to convey the IDS

Phased construction of the HTMF is proposed as follows:

1. Phase 1 (Pre-production) – This will include construction of the Tailings Basin embankments to an intermediate level (3 m below the final design crest) to provide containment of tailings solids and supernatant water for the first three years.
2. Phase 2 (Ongoing) – The Phase 2 raise to the Tailings Basin should be scheduled for Year 4 onwards. The Phase 2 raise may be completed in 3 sequential 1 metre raises to the embankment.

3. Water Basin – Based on preliminary water balance modelling, construction of the water basin is proposed to be completed during Year 1 of operations.

TAILINGS DELIVERY AND DISTRIBUTION

Tailings slurry will be pumped from the proposed Hydrometallurgical Plant Site to the Tailings Basin via insulated tailings delivery pipelines located along the existing access road alignment. One pipeline will be installed for initial production while a second pipeline will be installed before Year 4 to account for the increased throughput.

Distribution pipelines will be placed around the east, south and west sides of the Tailings Basin. Tailings deposition to the basin will consist of single end-of-pipe discharge from the tailings deposition pipeline to reduce icing concerns during the winter months. During the entire operations 100% of the tailings solids will be pumped to the Tailings Basin at a slurry consistency of 20% solids by weight. Tailings discharge will be rotated between deposition locations to develop a relatively flat tailings beach sloping towards the north and maintain a supernatant pond in the northern portion of the Tailings Basin. A Polishing Pond receiving treated flows will be constructed to the north side of the Tailings Basin if monitoring and testwork indicate that it is required.

BASIN AND EMBANKMENT CONSTRUCTION

The Tailings Basin will be a square paddock with dimensions of approximately 1,200 m x 1,200 m. The Polishing Pond will be rectangular with dimensions of approximately 1,200 m x 300 m. Both basins will be situated on the existing historic tailings surface.

It is assumed that historic borrow areas in close proximity to the Hydrometallurgical Site remain from previous Pine Point Mine Operations (EBA, 2009) could be reopened to supply granular material for the construction of the embankments if required. The existing tailings material is expected to be relatively well drained near surface.

In order to keep the Hydrometallurgical tailings and process fluids separate from the historic tailings, it is proposed that the basin will be lined with a geomembrane. The geomembrane will be laid on a prepared and graded subgrade following excavation of sand and gravel cover and historic tailings for berm construction. An underdrain system consisting of a series of perforated CPT pipes surrounded in drainage gravel will be placed under the geomembrane to monitor the performance of the lined basin. The geomembrane will be covered on the upstream slopes of the containment berm with a

cover layer of historic tailings followed by riprap (separated with a non-woven geotextile) to prevent damage from ice. The Water Basin to the north of the Tailings Basin will be lined with a geomembrane liner using the same construction techniques. The maximum height of the Tailings Basin and Polishing Pond embankments will be 10 m and 6 m, respectively. The final crest width will be 8.0 m (including 2 m allowance for pipelines) and slide slopes will be 3.0H:1V.

FOUNDATION CONDITIONS

No site investigations have been completed at this stage of the project.

OPERATIONS AND MONITORING

Proper operations, monitoring and record keeping are a critical part of any waste or water management facility. For the HTMF, the requirements for proper operation and monitoring of the facility will be active and ongoing. Operations of the HTMF will require full-time personnel, dedicated to managing the facility.

Before and during construction, an Operation, Maintenance and Surveillance (OMS) Manual will be developed for the HTMF.

Tailings will be deposited from end of pipe discharge locations around the Tailings Basin. Tailings deposition will be rotated between the discharge locations to develop a flat, well draining tailings surface and maintain the supernatant pond in the northern portion of the Tailings Basin. It is recommended that a single person designated as Manager of the HTMF be responsible for the ongoing operation of the facility.

Monitoring of the HTMF will provide important input for performance evaluation and refinement of operating practices. The achieved density of the tailings will be dependent on the tailings deposition practices and supernatant pond volume and it will be important to collect field information on the in situ tailings densities during the initial months of operations for comparison with the design values. This information will allow further refinement of the tailings deposition strategy and water balance model adjustments to the pond operating levels and, if necessary, refinement to ongoing design.

In addition to the data collection, regular inspections of the HTMF and associated structures will be completed. Regular inspections will help identify any areas of concern

that may require maintenance or more detailed evaluation. The inspection program would include detailed visual inspection of all embankments and berms, pipelines, pumps, culverts, spillways, etc.

THOR LAKE INFRASTRUCTURE

SURFACE INFRASTRUCTURE

The surface facilities will be organized into a compact unit to reduce the need for buses and employee transportation. All facilities will be connected by corridors to provide pedestrian access in all weather conditions between the mill/power house/shops/offices and accommodation units.

CONCENTRATE STORAGE – THOR LAKE SITE

Concentrate is planned to be stored at the Thor Lake and Pine Point sites and transported in custom-designed, covered containers with removable lids. Each container will hold ~45 t wet solids as a damp filter cake. Initially, 1,600 containers will be required at each end of the supply chain. Avalon will purchase containers for its exclusive use. The first half of the containers are required on site at the start of operations but the purchase and delivery of the second half can be deferred until the first shipments of concentrate are outbound from the site.

Containers will be weighed and stored near the mill at the Thor Lake site through the winter months. Over a one year period there will be approximately 1,600 containers filled with concentrate. If the containers are stored in a single layer a 32,000 m^2 storage area is required (before allowance for driveways).

As concentrate quality may vary over an operating year a system for tracking loaded containers and their contents will be developed. The same system will be required for returning containers so that supplies can be located in a timely fashion.

In the spring when roads have cleared and frost is no longer an issue the loaded containers will be moved to the storage area adjacent to GSL so that they are in position for loading when the annual shipping season commences. Containers will be moved short distances at the Thor Lake plant site and at the dock at GSL by container forklift.

For the 8 km haul to the GSL dock the containers will be loaded on container trailers at the TLP site and offloaded at the dock site.

EXPANDED RATE CONCENTRATE PRODUCTION HANDLING

At the rate of 2,000 tpd the number of containers to be handled at each end each year will increase to 3,200. The additional containers will be purchased as part of the expansion capital.

TEMPORARY STORAGE AT PROJECT

The storage area at GSL will require space for loaded and empty containers, container movement and loading, fuel storage and some bulk storage space. The yard will be designed to divert surface drainage away from roads and storage yards and appropriate spill response plans will be developed for the various product that are to be handled in the area.

TEMPORARY ORE & WASTE ROCK STORAGE

Mine development will generate approximately 150,000 tonnes of ore, low grade and waste over the course of the mine development. All of this material will be hauled to surface and either used for surface construction or stockpiled in permanent storage areas for waste and in temporary locations for low grade and ore. The ore will be used as plant feed,

All of the development rock will be from drift roads and is expected to be less than 250 mm in size. The ore will be passed over a grizzly and then crushed in the surface aggregate crusher before being fed into the mill by a front end loader. A small bin and short feed belt to the grinding mill feed may be needed to add the ore from the surface stockpile.

PASTE BACKFILL PLANT

Paste backfill is planned for use in the mine. A paste fill preparation and pumping area will be developed adjacent to the mill building as part of the mine expansion project.

POWER GENERATION & DISTRIBUTION

An initial estimate of the electrical power requirement for the Thor Lake site is shown in Table 18-13. The table does not include an allowance for separate emergency generators which will be required for the camp and may be required for some areas of the flotation plant.

TABLE 18-13 POWER DEMAND
Avalon Rare Metals Inc. – Thor Lake Project

Area	Max (MW) 1,000 tpd	Average (MW) 1,000 tpd	Average (MW) 1,500 tpd	Average (MW) 2,000 tpd
Mill	5.6	3.4	4.7	6.0
Mine	1.0	0.7	1.0	1.2
Camp	0.5	0.4	0.6	0.8
Surface	0.3	0.2	0.3	0.4
Total	**7.4**	**4.7**	**6.6**	**8.4**

PROPOSED POWER GENERATION SYSTEM

Finning Power systems have provided a proposal for the generating facility at the TLP, which consists of six modular Caterpillar 3516 - 1.45 MW diesel generators for the provision of 4.7 MW of power. The six units are based on the N+2 design. Finning provide modular generating units and the electrical switchgear and controls for the generators. The generators and controls are assembled and tested in Finning's Richmond BC facility and then deliver to the site for installation.

Installation of the generators is simplified by simple plug in controls that have been preassembled and tested before shipping. The generators require only a foundation and then the connection of high voltage lines, heat recovery and fuel lines. The units are constructed such that the switchgear enclosure is between the generators often as the center bar in an "H" layout. This configuration has been provided to other northern mines.

The proposed system includes:

- Six self contained 4,160 V Caterpillar 3516 generators with a capacity of 1.45 MW each.

- Heat exchangers and engine and exhaust heat recovery systems.
- Roof mounted radiators.
- Engines controls and switchgear.
- Switch gear enclosure with seven 1200 A feeders in cells plus ne for station service.
- Switch gear can be expanded to 12 cells in future.
- MCC provided by Finning.

The heat exchangers provide 1,250 kW of thermal energy per running unit with 90 degree outlet water and 70 degree return water. The engine after cooler heat recovery is not included as this a low grade heat source of 300 kW but at 50 degrees.

The Thor Lake site will be required to provide:

- Foundation and space for set up
- 5 kV transformer, external to switch room for station power
- Piping to connect to heat exchanger
- Pump for delivery of heated solution
- High voltage wiring and connections
- Fuel line connections to external day tanks
- High pressure compressed air source for engine exhaust heat exchanger cleaning.

Day tanks for fuel are external to the enclosures but all piping for the fuel is plumbed to the enclosure wall at the time of assembly at the factory.

A high pressure (200 psi) compressed air source is required for the cleaning of the exhaust heat exchanger. The cleaner is installed at the factory and includes the controls to cycle the cleaning of the operating engines. The cleaners need to run once every hour for an operating unit. Scott Wilson RPA considers a dedicated compressor for this service to be the appropriate design.

EXPANDED PRODUCTION RATE POWER REQUIREMENTS

The power generation proposal is designed to allow the installation of additional units to provide the necessary power for the expanded operations.

For the expansion of operations the power generating facilities will be expanded with the addition of four Caterpillar 3516 1.45 MW diesel generators. The units will be identical to those already in place and as described above. The control unit brought in with the first generators will be equipped to handle the additional units.

EMERGENCY BACKUP POWER

Standby diesel generators for the camp and critical mill equipment will be required and will be installed in a separate powerhouse so that a major failure or loss of the main power house does not impact the standby units. Two 500 kW units with the ability to synchronize the two will be installed as emergency back-up power.

A diesel generator will be required at the GSL dock to provide power for lights, an office and diesel transfer pumps. A 100 kW unit has been included in the plan for this area. The unit would be mounted in a skid equipped container with its own switchgear and a day tank for operation.

GREYWATER & SEWAGE TREATMENT

The greywater and sewage from the camp and dry and will be sent to a sewage treatment facility (Biodisk or equivalent) after which the water will be discharged with the tailings. Solids in the sewage treatment unit will be removed on an annual basis.

ADMINISTRATION & DRY FACILITIES

Offices for site management personnel will be located within the operations complex. This will include administration, management, mine, process and maintenance personnel.

There will be a requirement for approximately 400 m^2 office space for the administration, technical, mine and maintenance personnel in a central office location near the dry and camp facility. Mill personnel will have offices in the mill.

WAREHOUSE

A central warehouse located on surface will be established at the TLP site. The heated indoor storage will be supplemented with an organized container storage yard and some outdoor lay down area. The heated indoor storage space will be some 20 m wide by 30

m long. The warehouse area will be manned by a purchasing agent and a stores person operating on site.

MAINTENANCE SHOP

The surface maintenance shop will be used for maintenance of all surface and underground equipment at the TLP site. A good portion of the TLP mobile equipment will be dedicated to the seasonal handling of concentrate and materials however the underground fleet and part of the surface fleet will see service through the year.

The planned shop will have service bays for heavy equipment as well as space for light equipment. The shop will be equipped with an overhead crane for servicing equipment.

A machine shop with milling tools, a lathe, saws and work benches will be installed to provide emergency replacement of parts if necessary.

There will be a welding bay for the repair of boxes and buckets and other welding jobs.

FUEL TRANSPORTATION AND STORAGE

Annual diesel fuel requirements are estimated to be 14.8 million litres at the initial planned production rate and 21.8 million litres per year at the 2,000 tpd production rate. Diesel fuel will be transported from the south side of Great Slave Lake to the barge dock at the TLP. The planned NTCL barges have the capacity to haul 1 M litres per barge in holds within the hull. NTCL is equipped to load and transfer fuel at its Hay River base. Fuel will therefore be loaded at Hay River for transport to TLP. Given the need to make an additional run to Hay River for each fuel run, the delivery of fuel is based upon triple barges arriving with containers each carrying an additional one million litres of fuel within the hull. There will be five fuel runs in a given season with fuel arriving in nominal three by one million litre loads by barge,

The fuel will be offloaded to a storage facility at the dock at GSL. This is a planned 4.5 M litre storage facility so that a complete barge load (3 barges) can be offloaded without disruption. The tank farm will be a lined bermed facility with three 15 m diameter by 10 m high tanks each capable of holding 1.5 M litres. The two tanks will be in a bermed area some 65 m long by 25 m wide (inside berm). The berm will be approximately 1.5 m

high to generate a bermed storage volume of 110% of the largest tank plus 10% of the balance of the capacity.

Fuel deliveries are assumed to be spaced evenly through the shipping season.

From the tank farm at the GSL dock the fuel will be transported by tandem axle fuel tanker to the main tank farm at the TLP facility.

MAIN FUEL STORAGE

A bermed fuel farm containing seven 1.5 million litre capacity diesel fuel tanks will be provided along the main haul access road on the south side of the plant area. This will include a fuel load out from tankers and dispensing station for vehicles. All mobile equipment on the plant site including personnel vehicles will use diesel fuel. Fuel dispensing will be monitored to provide suitable documentation related to the taxation of fuel in the different uses.

The tank farm area will be lined with an impermeable liner and the berm will be large enough for 5 additional tanks to be added for future expansion to the 2,000 tpd operation.

The first phase of the tank farm construction with seven tanks will require a berm which is approximately 1m high and has outside dimensions of approximately 45 m by 85 m.

PARKING

A parking area for the units required for seasonal use will be made beside the cold storage area.

ACCOMMODATION, BUNKHOUSE AND CATERING

The accommodation will be pre-manufactured units which will be brought to the site and assembled into modules with sleeping quarters and wash trailers. A modular kitchen will also be brought in and set up to service the crews. Sea container refrigeration units will be used for cold storage and for coolers while regular containers will be used for canned and dry goods storage.

Garbage will be collected daily and incinerated. Recyclable materials will be collected separately and shipped out annually for processing. A waste management site will be established for the long term storage of waste materials.

SITE ROADS

Site roads will be required to access the following locations from the mill complex:

- Mine portal
- Mine fresh air raise and mine air heater
- Secondary mine exhaust raises (2)
- Tailings disposal area
- Water reclaim area
- Air strip
- Dock at GSL.

The heaviest use road will be the road to the GSL dock which will see regular use through the spring and summer and into the fall with the shipping of concentrate the resupply for the site.

Site roads will be low speed single lane roads with turnouts to permit vehicles to meet. The road to the GSL dock will operate with radio communication so that vehicles can organize to use the turnouts and not be forced to back up. The GSL access road will have regularly spaced turn outs suitable for the concentrate and fuel trucks that will use the road.

ACCESS ROAD TLP TO DOCK

There is an existing road that connects the TLP with the planned dock site at GSL. For the construction and mine operation the construction of some new sections of road will be required together with the upgrading of the access road so that it is in shape for regular use for the movement of containers, fuel and other supplies and equipment.

A new section of road approximately 800 m to 1,000 m long will be constructed so that the grade on the road to the dock facility is reduced to approximately 5%.

ANNUAL RESUPPLY

The safe barging season on GSL is a 90 day period in the summer. The logistics planning has been focused on completing the task is the minimum period possible to reduce the demurrage and standby costs related to barges and tugs. The current estimate is that the resupply could be completed in less than a month if all of the equipment and supplies are appropriately organized.

MILL SUPPLIES

The key mill supplies are listed in the Table 18-14. In addition, there are 1,368 tonnes of grinding media required for a year's operation.

TABLE 18-14 ANNUAL REAGENT NEEDS
Avalon Rare Metals Inc. – Thor Lake Project

	Supplied As Conc, %	State	Consumption at Supplied Conc, tpa
Ferric Chloride ($FeCl_3$)	98	Solid	83.8
Fluorosilicic Acid (H_2SiF_6)	24	Bulk Liquid	456.0
Flocculant (Magnafloc 156)	100	Solid	5.7
Sodium Hexametaphosphate $(NaPO_3)_6$	98	Solid	74.5
Sodium Hydroxide (NaOH)	99	Solid	73.7
Sodium Silicate (Na_2SiO_3)	100	Solid	73.0
Sodium Sulphide (Na_2S)	60	Solid	608.0
Sulphuric Acid (H_2SO_4)	94	Bulk Liquid	38.9
KBX3:			
Flotinor SM15 (1682)	100	Liquid	161.0
Aero 845	100	Bulk Liquid	95.8
Disponil SLS 101/103	30	Bulk Liquid	217.0
Witcomul 3251	100	Liquid	61.3
MLC3:			
Acumer 9400	43	Liquid	138.0
Rheosperse 3010	100	Bulk Liquid	59.4
Alginic Acid ($C_6H_8O_6$)	22	Solid	123.0
MX3:			
Oxalic Acid ($C_2O_2(OH)_2$)	99	Solid	118.0
Citric Acid ($C_6H_8O_7$)	100	Solid	117.0
Lactic Acid ($C_3H_6O_3$)	88	Liquid	66.4
Tonnes per year			2,570.5

SURFACE EQUIPMENT

The surface equipment fleet at the TLP will be required for site services on a year round basis plus the seasonal demands of the annual concentrate shipment and resupply. The key units are listed in Table 18-15.

TABLE 18-15 SURFACE EQUIPMENT FLEET
Avalon Rare Metals Inc. – Thor Lake Project

Mill/Warehouse		
Tool Handler	1	Freight Handling
Bobcat	1	Mill Clean Up
Reach Stacker	1	Concentrate Handling
Pick-up Truck	2	Tailings Inspection
HDPE Pipe Welder	1	Tailings Line
Boom Truck	1	Tailings Lines/Pumps
Electrician Vehicle	1	
966 Front-end Loader	1	Yard Work
Telehandler	1	Material Handling
Surface		
Fuel Trucks	2	Fuel Haul
Tractor Units	3	Material and Concentrate Haul
Container Trailers	4	Container Moves
Flat Deck Trailer	1	General
Dump Truck	1	Roads
Snow Plow	1	Roads Yards
Excavator	1	General
Tractor Backhoe	1	General
Grader	1	Roads
Pick-up Truck	3	Garbage/Maintenance/Inspection
Service Truck	1	General
D-6 Dozer (D-8??)	1	Rock Work
Vibratory Packer		Road and Airstrip Work
Crushing/Screening Plant		
Dock		
Crew Cab	1	Crew Transport
Pick-up Truck	1	Supervisor
Flat Deck Trailer	1	General
Work Boat	1	Water Work
Container Forklift	2	Containers
Management		
Pick-up Truck	3	Management
Van For Crew	1	Crew Change
Cube Van	1	Luggage/Light Freight
Ambulance	1	
Fire Truck	1	
Spill Response	1	

DOCK FACILITY

The shore topography at the GSL about 8 km by road south of the mine site is generally rocky and steep. The requirements for a barge loading-unloading dock include a water depth of about 3 metres near shore and the need for a large (~ 2-ha or more) flat-graded marshalling yard for fast unloading and loading using large fork trucks.

In the past, barge loads of fuel and equipment were brought in at a convenient bay from which the existing access road was constructed. A site reconnaissance concluded that this was also well suited for the permanent dock site with sufficient marshalling space to allow quick unloading (2 to 3 days) of each barge string of 3 barges, providing that most or all of each shipment, including fuel and supplies, will be moved to the mine site before the next barge train arrives. With this concept, the dock site can be abandoned during the winter months with perhaps only a few empty containers left at the end of the barging season for pickup and backhaul by the trucks delivering the first loads of concentrate containers ahead of arrival of the first barge train with annual supplies and more empty containers. The layout of the dock is shown in Figure 18-10.

TEMPORARY BARGE DOCK

As an alternative to the permanent sheet pile dock it is planned to use barges as the dock and annually bring in barges and dock them to shore. This barge would then be the dock for access to the barges to be loaded and unloaded. This option is inexpensive and is expected to require less permitting effort. However, the barges will have to be unloaded one at a time and then reloaded one at a time which will increase the turnaround time and the amount of equipment required to attain the planned turnaround time. With the water depth at the Thor Lake site a single barge moored to land for the summer season may be sufficient to provide a suitable access to the barge trains that will be brought to the site.

The temporary barge dock would be brought in at the start of each season and removed at the end of the shipping season. Access to the docked barge would be a short fill ramp from the GSL yard.


N
~ 6 km to Mine Site
Upgraded Haul Road
210m
200m
190m
180m
170m
160m
Trucking Logistics for Concentrates:
22-t capacity (1 Container)/Truck
3960 Containers-trips/y
Turnaround(16 km +load/unload):1 hr
@ 20hrs/day running:
20 trips/day or: 440 t/day
Total tonnage/year: 87,120 tonnes
Total days, (1 truck) 198 days/y
Total days, (2 trucks): 99 days/y
Total days, 3 trucks): 66 days/y
Existing Access Road
Existing Shore Line
~ 2 ha Graded Marshalling Yard to~ el 161m
60 MT
60 FULL
60 FULL
60 FULL
Truck Load/Unload Area, el ~161m
Security/Office/Genset Trailer, Gate
Temp Fuel Storg. (~1 mill L).
New Road Alligment for lower (~5%) grade
~40m long Gravel Ramp Up to shore from Barge Deck @ el 159m @ 5% grade to el 161m yard
60 MT
60 MT
Misc Cargo Area
El ~157m
Service Boat Dock
Docking/Tie-up Dolphins (if required)
FULL
MT
MT
1,000FT 330M
2 Permanently secured 'Docking' Barges.
200ft x 50ft
Note: two barges are shown to illustrate the expected arrangement at Pine Point Discharge dock. Only one barge needed here at Thor Lake.
3 Cargo Barges.
250ft x 56ft
Marine Logistics for Concentrates
3 NTCL Type 1500 Barges
Cap: 76 Containers ea
@ 22.5 tonnes: 1710 t ea Barge
Total/trip, 3 Barges: 5130t
Turnaround: ~2 days.
14 trips/season: 71,820 t capacity
+ 3 trips Mob/Demob
+ 3 'weather' days
=20 days/year
Rev Jan 23/10
Tug
0 50 100 150 200
Metres
July 2010
Source: NTCL, 2010.

Figure 18-10

Avalon Rare Metals Inc.

Thor Lake Project
Northwest Territories, Canada

Thor Lake
Temporary Barge Dock Option

DOCK YARD

The yard at the dock will require the development of a yard for the handling of materials as they are offloaded and loaded and for the transfer of containers between the Thor Lake site and the dock at GSL. At a minimum there will be:

- a 40 to 50 m long ramp to access the barge deck for loading and unloading barges
- a 45 m by 60 m (3 M l capacity) lined bermed fuel storage area
- a minimum 1,200 m^2 area for full containers (276 containers stacked 4 high)
- minimum 1,200 m^2 area for empty and returning containers
- parking area for intermodal freight and trucks
- Diesel pumps and piping for the transfer of fuel from the barges to the fuel storage tanks
- A receiving/security/ lunchroom facility
- Diesel generation to power fuel pumps and site services
- A small floating dock for the work boat

MATERIAL HANDLING

Container forklifts will be used to offload empty containers and load full containers. All annual supplies except diesel fuel and propane will arrive in similar ISO containers as those used for concentrate or in full size containers.

This design concept is based on the following barging cycle schedule:

- The arriving in 3 barges will be off-loaded and full (concentrate) containers will be loaded during 2 to 3 24-hr days after the tug with the last 3 barges in underway and off-loading at Hay River.
- On arrival of the '3-barge-train' with empty containers (including some supplies), the barges will be towed in to a temporary mooring near the fully loaded ones ready at the dock. Off-loading from at least one of the barges can then start immediately.
- The tug will then take the three full barges at the dock under tow and get underway to Hay River with the new full load.
- As soon as the tug has left with the load, the empty barges at the temporary mooring would be moved 'manually' with the aid of a dedicated small work boat and/or a land based tow-motor along the seawall to the dock moorings for loading.

- This cycle will repeat upon arrival of the next fully loaded 3-barge string.
- Together with the unloading logistics at NTCL's Hay River facility, these logistics will require a total of 9 barges and 1 tug dedicated to the project.

There will be container forklifts in service at the GSL dock to handle containers to and from the stacks of containers and onto and off of haul trucks moving containers to and from the Thor Lake site.

At the Thor Lake site, a container forklift will be used to off load trucks and stack containers. Containers inbound with materials will be stored separately so that control of the site materials can be maintained. A system for tracking containers will be required so that specific batches of concentrate can be located to provide an appropriate mixture for the hydrometallurgical plant and for supply containers so that supplies can be readily located when required.

AIRSTRIP

The site has been serviced using float planes and ski planes and with rotary wing support over freeze up and break up. In 2010 the airstrip will be developed into a 30.4 m wide by 305 m long strip to provide all year fixed wing service to the site. With the move to project construction the airstrip will be expanded to total length of 915 m.

The air strip will be suitable for medium sized aircraft for light freight and personnel movement. The airstrip is not planned to be lit for night operation. This will limit winter operations when the daylight hours are short but the most common connection will be with Yellowknife which is approximately 100 km from the site.

An apron will be installed complete with small concrete pads to reduce the potential damage to aircraft engines from small rocks that can be picked up by the propellers as the engines are run up prior to take off from the ramp.

SECURITY

In view of the remote nature of the site there is little risk to the general public and little risk of public access to the site. There will be occasional visitors in summer who will come to the dock site by boat. Such visitors will be met with signs and personnel who

will explain that this is a private dock and site, that visitors are not allowed on site and that there are no services available at the site. There will not be a manned security station at any location on the site.

Where necessary, fencing will be installed to keep wildlife out of areas such as the reagent storage. The use of containers for storage will minimize the requirement for such fencing.

MEDICAL FACILITY

The medical facility at the site will consist of an appropriately supplied first aid station and there will be appropriately qualified first aid personnel on site and on call at all times. The first aid room will be located in the mine office complex area.

An ambulance will be available on site for the transport of injured personnel to the first aid stations and then on to the air strip. Seriously injured personnel will be evacuated from the site by air to Yellowknife. The ambulance will be a diesel powered unit and will be certified for operation within the underground mine.

A fire truck will be available on site to respond to surface fire incidents. The surface fire brigade will be a combination of personnel from the site.

Mine rescue gear will be purchased and located within a mine rescue training area in the office complex. Mine rescue personnel will be selected and trained as required under the Mine Safety Rules.

PINE POINT INFRASTRUCTURE

PROCESS FACILITY SITE

In addition to the process facility there will be a requirement for:

- Administration Offices
- Dry and lunch room
- Warehouse
- Shops
- Assay/Metallurgical Lab

- Reagent storage, mixing tanks
- Container storage area

ACCESS ROADS

The hydrometallurgical plan is to be located in an old borrow pit located on the east side of the tailings facility. There is a network of roads that connect the plant site to the main access roads but it will be necessary to upgrade short sections of the road for plant access.

There is an existing 7.5 km long light use road that connects the Pine Point road network to the site of the proposed dock which is the former fresh water reclaim area. For the plant operations it will be necessary to upgrade the road to the lake from the Pine Point site so that it is suitable for the movement of heavy trucks with supplies and concentrate.

Site access roads will be developed to access the Pine Point plant and storage areas and to connect to the dock site at GSL. With the location of facilities near previously existing commercial sites it is assumed that road construction will not be a significant issue in the Pine Point area.

DOCK FACILITY

A temporary dock will be installed annually at the Pine Point landing site. Two barges tied end to end will serve as the dock to shore. These barges would then be the dock for access to the barges to be loaded and unloaded. This option is inexpensive and is expected to require less permitting effort. However, outgoing and incoming barges will have to be unloaded one at a time and then reloaded one at a time which will increase the turnaround time and the amount of equipment required to attain the planned turnaround time.

DOCK YARD

The yard at the dock will require the development of a yard for the handling of materials as they are offloaded and loaded and for the transfer of containers between the Pine Point plant and the dock at GSL. At a minimum there will be:

- a 40 to 50 m long ramp to access the barge deck for loading and unloading barges
- a minimum 4.800 m^2 area for full containers (276 containers stacked single height)
- a minimum 4,800 m^2 area for empty and returning containers
- a parking area for intermodal freight and trucks
- a small office and lunch room
- a small float to serve as a work boat dock

The area is generally flat but the subsurface materials can be mud and swamp. If ground conditions are good a larger yard can be established at the southern GSL barge terminus. If soil conditions are poor then a smaller yard will be built and materials will be moved to and from the barge dock on a load by load basis.

MATERIAL HANDLING

Materials will be handled in the same manner as described for the Thor Lake site.

CONCENTRATE HANDLING

Concentrate will arrive from the TLP in containers from the annual sealift over the summer season. The first containers would be expected to arrive commencing in late July with ongoing arrival over a one month period.

The containers will be unloaded to a storage facility immediately adjacent to the dock at Pine Point before being shipped by truck to the process facility at Pine Point. If space permits the concentrate could be stored in that location for an extended (months) period and slowly moved to the Pine Point treatment facility.

Concentrate which was loaded and stored at TLP over the winter months will be frozen and will not be amenable to rapid unloading. Containers will be tracked by number to determine those that are in all likelihood frozen so that they can be exposed to summer

heating whereas those that are thawed can be emptied to a covered concentrate storage area.

Facilities for the thawing of concentrate containers will be installed at Pine Point to use waste heat to allow the thawing of concentrate so that it can be unloaded from the containers over the year. . While it would be advantageous to unload and return the container to the TLP as quickly as possible to reduce the number of containers in the circuit it is unlikely that this will be possible and the current plan is to have enough containers to have a full set of empty containers and a full set of full containers.

The shipment of concentrate in closed containers eliminates the risks of dusting and is expected to reduce the potential for loss of concentrate during transportation.

POWER

The planned installed electrical load at the Pine Point facility is 10.4 MW for the 1,000 tpd case and 11.4 MW at the 2,000 tpd rate broken down as shown in Table 18-16.

TABLE 18-16 HYDROMETALLURGICAL PLANT ELECTRICAL LOAD
Avalon Rare Metals Inc. – Thor Lake Project

		1,000 tpd	2,000 tpd
Installed Electrical Equipment			
Acid plant	kW	3,000	3,000
Hydromet	kW	6,478	7,478
Lime kiln and slaking	kW	400	400
Limestone grinding	kW	500	500
Total Installed	kW	**10,378**	**11,378**
Estimated Operating Electrical Load			
Acid plant	kW	1,791	2,115
Hydromet	kW	2,210	4,487
Lime kiln and slaking	kW	130	260
Limestone grinding	kW	225	450
Total Power Draw	kW	**4,356**	**7,312**
Energy Use	MW-hrs/a	33,025	55,435

The power cost estimates are based upon the supply of 6 MW of electrical power from the grid in one quarter of a year and the provision of up to 9 MW of electrical power from

the grid in the other three quarters of the year. Diesel generation of 1.3 MW will be required in one quarter of a year at the 2,000 tpd rate. Electrical energy is available at the substation with that power coming from the NWT Energy grid from the Taltson dam in the southern NWT.

SURFACE MOBILE EQUIPMENT

The surface mobile equipment at the Pine Point site will be required to support the operation. In light of the potential to hire local equipment from Fort Resolution, Hay River or other local area communities it will not be necessary to be completely self sufficient as at the TLP.

A list of the surface mobile equipment for the Pine Point site is show in Table 18-17.

AIRSTRIP AT PINE POINT

When Pine Point Mines was in operation there was an airstrip that was in service near the town. This strip is no longer available for use and it is not planned for rehabilitation in this study.

MEDICAL FACILITIES

The Pine Point site will be equipped with a first station with qualified first aid personnel on site and on call whenever the plant is operating. An ambulance will be stationed in Pine Point to reduce the travel time to medical attention in Hay River.

SHIPPING OF PRODUCTS

The products from the plant are planned to be shipped to a loading yard alongside the CN rail line immediately south of Hay River after which the products will be loaded into box cars for transport. Products will be packaged in drums or in one tonne totes so that they can be easily handled.

TABLE 18-17 SURFACE MOBILE EQUIPMENT AT PINE POINT

Avalon Rare Metals Inc. – Thor Lake Project

Mill/Warehouse		
Tool Handler	1	Freight Handling
Bobcat	1	Mill Clean-up
Pick-up Truck	2	Tailings Inspection
HDPE Pipe Welder	1	Tailings Line
Boom Truck	1	Tailings Lines/Pumps
Electrician's Vehicle	1	
966-size Front End Loader	1	Yard Work
Zoom Boom	1	Material Handling
Surface		
Tractor Units	3	Material and Concentrate Haul
Container Trailers	4	Container Moves
Flat Deck Trailer	1	General
Dump Truck	1	Roads
Snow Plow	1	Roads/Yards
Excavator	1	General
Tractor Backhoe	1	General
Grader	1	Roads
Pick-up Truck	2	Garbage/Maintenance/Inspections
Service Truck	1	General
Dock		
Crew Cab	1	Crew Transport
Pick-up Truck	1	Supervisor
Flat Deck Trailer	1	General
Work Boat	1	Water Works
Container Forklift	3	Containers
Management		
Pick-up Truck	3	Management
Van for Crew	1	Crew Change
Ambulance	1	
Fire Truck	1	
Spill Response	1	

MARKETS

Avalon collected historical price information, supply/demand analysis, and forecasts for the future. The sources of price information include the websites of Metal-Pages™ and Asian Metal, reports by BCC Research (BCC) and Roskill, verbal communication with Kaz Machida, a metal trader in the Japanese market and private reports to Avalon by Industrial Minerals Company of Australia Pty Ltd (IMCOA), authored by Dudley Kingsnorth.

RARE EARTH SUPPLY

Rare earths are found in more than 200 minerals, of which about a third contain significant concentrations. Only a handful, however, have potential commercial interest. The most important source minerals are carbonates (bastnaesite) and the phosphates (monazite and xenotime). Apatite is also an important source of rare earths, while heavy rare earths are more commonly found in minerals in granitic and alkaline rocks and in ionic clays. The main geological environments for rare earths are:

- Carbonatites – bastnasite (Mountain Pass, California; Kola Peninsula; Russia, Sichuan, China)
- Monazite and xenotime-bearing placers (west coast of Australia; east coast of India)
- Iron-bastnaesite rare earth element deposits (Bayan Obo, Inner Mongolia; Olympic Dam, Australia)
- Ion absorption clays (Longnan, Jiangxi, China)
- loparite and eudialyte in alkaline intrusives (Kola Peninsula, Russia; Dubbo, Australia)
- Pegmatites, hydrothermal quartz and fluorite veins (Northern Territories, Australia; Karonge, Burundi; Naboomspruit, South Africa)

Other generic types which may contain rare earths are:

- Phosphates (Phosphoria Formation, western USA),
- Uranium deposits in sandstone and black shales (Wheeler River, Alberta; Williston Basin, Saskatchewan),
- Mylonites in limestones (Nam-Nam-Xe, Vietnam),
- Scheelite skarns (Ingichke, Uzbekistan),

- Nickel deposits (Sudbury Basin, Ontario).

By far the most important of current sources are the Bayan Obo iron rare earth deposits near Baotou, Inner Mongolia, the bastnaesite deposits in Sichuan, China and the ionic clay deposits in southern China. China is the dominant source of all rare earth oxides, accounting for approximately 97% of world production in 2009. Light rare earths are primarily produced in northern China (Inner Mongolia) and south-western China (Sichuan). The heavy rare earths are primarily produced in southern China (Guangdong), from ionic clays.

There are distinct differences in the elemental composition of various rare earth sources, as illustrated in Table 18-18.

As a consequence of the mix of the individual elements within a raw material source, the distribution of supply of the individual elements does not match the distribution of demand for the elements. The mixed composition of rare earth minerals necessitates the production of all of the elements within a given ore source. Such production does not necessarily equal the demand for the individual oxides, leaving some in excess supply and others in deficit. Overall production of rare earths on an oxide basis is therefore typically greater than the sum of demand for the individual elements in any given year.

Total supply of rare earth oxides for 2008 was estimated at between 121,600 tonnes and 127,100 tonnes, as illustrated in Table 18-19.

TABLE 18-18 DISTRIBUTION OF RARE EARTHS BY SOURCE – CHINA

Avalon Rare Metals Inc. – Thor Lake Project

Source	Baotou, Inner Mongolia	Sichuan	Guangdong	Longnan, Jiangxi	Mountain Pass, Ca	Mt. Weld, W. Australia[1]
Ore Type	Bastnaesite Concentrate	Bastnaesite Concentrate	High-Eu clay	High-Y clay	Bastnaesite	Monazite
TREO in Concentrate[2]	50%	50%	92%	95%		
Element						
La	23	29.2	30.4	2.1	33.2	25.5
Ce	50.1	50.3	1.9	0.2	49.1	46.74
Pr	5	4.6	6.6	0.8	4.34	5.32
Nd	18	13	24.4	4.5	12	18.5
Sm	1.6	1.5	5.2	5	0.789	2.27
Eu	0.2	0.2	0.7	0.1	0.118	0.44
Gd	0.8	0.5	4.8	7.2	0.166	1
Tb	0.3	0	0.6	1	0.0159	0.07
Dy	0	0.2	3.6	7.2	0.0312	0.12
Er	0	0	1.8	4	0.0035	0.1
Y	0.2	0.5	20	62	0.0913	trace
Ho-Tm-Yb-Lu	0.8	0	0	5.9	0.0067	trace
Total TREO	100	100	100	100	99.9	100

[1]Central Zone pit assays for La, Ce, Pr, Nd, Sm, Dy, Eu, and Tb

[2]TREO contents of China clays represent the relative amounts in concentrate produced from the clay deposits

Source: Neo-Materials International, Harben, Lynas Corp.

TABLE 18-19 RARE EARTH SUPPLY – 2008
Avalon Rare Metals Inc. – Thor Lake Project

Source		Supply (tonnes)
China		
	Baotou	66,000
	Sichuan	10,000 - 15,000
	Ionic Clay Regions	36,000
Others		
	Recycling	~5,000
	Russia	2,500 - 3,000
	India	100
	Mountain Pass	2,000
Total		121,600 - 127,100

Source: Roskill Information Services, 2010

It is most probable that effective production capacity in 2008 was approximately 125,000 tonnes contained rare earth oxide (REO).

The Chinese government has instituted new regulations affecting licensing of rare earth production and is strongly encouraging and supporting the consolidation of the industry by major state-owned companies. Production licence quotas for concentrate have been reduced from 129,178 tonnes in 2008 to 119,500 tonnes in 2009. This quota level will remain in force until at least July, 2010 and likely longer, given recent (June, 2010) announcements from the Chinese authorities. In early July 2010, the Chinese authorities also announced a significant reduction in the rare earth concentrate and metal export quotas available for the second half of 2010. The reduction in export quotas is anticipated to extend into 2011 and beyond as the Chinese authorities seek to promote domestic value-added rare earth production, at the expense of exports of concentrates and unprocessed metal and oxides. These supply limitations are anticipated to maintain upward pressure on rare earth prices for non-Chinese consumers.

The Chinese government is also actively engaged in supporting the consolidation of the rare earth industry, especially with respect to crude ore supply from illegal mining. Inner

Mongolia Baotou Steel Rare Earth Hi-tech Company has taken effective control of mining and concentrate production of rare earths in Inner Mongolia, as has Jiangxi Copper at Mianning, Sichuan (although some illegal mining activity continues in Sichuan). China Minmetals Corporation has been consolidating control of rare earth production from the ionic clay deposits in Jiangxi Province, and the provincial authorities in Guangdong are encouraging consolidation of production. Chinalco has also become involved in the consolidation of the rare earth industry in Jiangxi. Control of production in the other rare earth producing provinces of Guandong, Hunan, Fujian and Guangxi is currently less effective, but may be expected to improve over the next few years.

Overall, it is anticipated that supply of rare earths from China will be constrained over the forecast horizon of 2014 to 2015, with little to no increase in available supply from China. Accordingly, increases in supply will primarily have to be met from non-Chinese sources.

RARE EARTH DEMAND

Estimates of 2008 demand for rare earths by end use application are detailed in Figure 18-11 and Table 18-12:

FIGURE 18-11 RARE EARTH DEMAND BY END USE APPLICATION – 2008


Other
7%
Glass
10%
Ceramics
6%
Polishing
12%
Catalysts
19%
Magnets
21%
Phosphors
7%
Metal alloys
18%
Total Tonnage: 124,000

Source: Industrial Minerals Company of Australia Pty Ltd. (IMCOA)

TABLE 18-20 RARE EARTH DEMAND BY APPLICATION AND REGION – 2008

Avalon Rare Metals Inc. – Thor Lake Project

Application	China	Japan & NE Asia	USA	Others	Total
Catalysts	7,000	2,000	12,500	1,500	23,000
Glass	8,000	2,000	1,000	1,500	12,500
Polishing	8,000	4,500	1,000	1,500	15,000
Metal Alloys	16,000	4,500	1,250	1,000	22,500
Magnets	21,000	3,500	750	1,000	26,500
Phosphors	5,500	2,500	500	500	9,000
Ceramics	2,500	2,500	1,250	750	7,000
Other	6,000	2,000	250	250	8,500
Total	74,000	23,500	18,500	8,000	124,000

Source: IMCOA (estimates ±10% accuracy)

BCC Research and IMCOA forecast TREO demand in 2014 to be in the range of 175,000 tonnes to 180,000 tonnes, increasing to 197,000 tonnes in 2015. This is a significant increase from the 2008 level of approximately 125,000 tonnes. Demand fell in 2009 due to the global economic down-turn, however, BCC forecasts (BCC, 2009) increases of 8% to 9% per year for the period of 2009 to 2014.

The projected demand for rare earths by application in 2014 is illustrated in Figure 18-13.

FIGURE 18-12 FORECAST REO DEMAND BY APPLICATION

Growth Forecast by Application

Application	Growth rate % p.a.	2014 demand tonnes
• Magnets	12%	50,000
• Battery Alloy	15%	28,000
• Metallurgy ex batt	2%	13,000
• Auto catalysts	8%	12,000
• FCC	4%	25,000
• Polishing Powder	8%	26,000
• Glass Additives	-1%	10,000
• Phosphors	8%	11,000
• Ceramics	4%	2,000
• Others	2%	4,000
• **Total**	**8%**	**182,000**

2014 Demand by Application


Phosphors, 6%
Other, 2%
Ceramics, 1%
Glass Additive, 5%
Magnets, 28%
Polishing Powder, 15%
FCC, 14%
Battery Alloy, 16%
Auto Cat, 7%
Metallurgy ex battery, 7%
Total = 182,000 tonnes

Source: Roskill Information Services, Lynas, IMCOA

By the end of the forecast period, the overall supply of rare earths is expected to exceed the demand of the individual elements due to co-production requirements, resulting in an excess of some rare earth oxides and a shortage of others, primarily some of the heavy rare earths. These patterns are illustrated in Table 18-21.

Supply projections include provision for new, non-Chinese suppliers from a number of advanced projects, some of which are shown in Table 18-22.

Based on anticipated REO product mix from these projects, it is likely that a supply shortfall in many of the more critical rare earths, as detailed in Table 18-21, is likely to emerge by 2014, which is expected to lead to higher prices.

TABLE 18-21 SUPPLY AND DEMAND FOR RARE EARTHS 2014 – 2015
Avalon Rare Metals Inc. – Thor Lake Project

Rare Earth Oxide	2014 Supply (t of REO)	2014 Demand (t of REO)	2014 Surplus/Shortage (t REO)	2015 Supply (t of REO)	2015 Demand (t of REO)	2015 Surplus/Shortage (t REO)
Lanthanum	54,750	51,000	3,750	60,700	59,250	1,450
Cerium	81,750	65,750	16,000	90,900	69,425	21,475
Praseodymium	10,000	7,900	2,100	10,900	9,750	1,150
Neodymium	33,000	34,900	-1,900	36,600	37,000	-400
Samarium	4,000	1,390	2,610	4,500	1,350	3,150
Europium	850	840	10	925	925	-
Gadolinium	3,000	2,300	700	3,400	2,575	825
Terbium	350	590	-240	375	480	-105
Dysprosium	1,750	2,040	-290	1,950	2,450	-500
Erbium	1,000	940	60	1,050	1,075	-25
Yttrium	11,750	12,100	-350	12,300	12,500	-200
Ho-Tm-Yb-Lu	1,300	200	1,100	1,400	220	1,180
Total	**203,500**	**180,000**		**225,000**	**197,000**	

Source: IMCOA

TABLE 18-22 PROPOSED NEW REO PROJECTS (EX AVALON) 2010 – 2014
Avalon Rare Metals Inc. – Thor Lake Project

Company	Project	Location	Target Start	Capacity (t REO)	Product Focus
Molycorp	Mountain Pass	USA	2012	20,000	La, Ce, Nd, Pr
Lynas Corp.	Mt. Weld	Australia	2011	11,000	La, Ce, Nd, Pr, Sm
Alkane Resources	Dubbo	Australia	2011-2012	2,500	La, Ce, Y, Nd, Pr
Vincamin	Dong Pao	Vietnam	2011	6,000 - 7,000	LREE
Sumitomo/Kazatomprom	Ulba	Kazakhstan	2010?	3,000	HREE
Neo Materials/Mitsubishi	Pitinga	Brazil	2011?	?	HREE
Great Western Minerals	Steenkampskraal	South Africa	2011	2,500	LREE
Toyota	Orissa	India	2011	7,000	LREE

RARE EARTH ELEMENT PRICING

The market for rare earths products is small, and public pricing information is difficult to obtain. A pricing methodology for Project products was proposed by Avalon, based on independent third-party forecasts. This methodology was reviewed and modified by Scott Wilson RPA.

Rare earth element price forecasts for 2014 were carried out in a five step process:

1. Establish a representative current price for individual REOs within China
2. Project future price appreciation inside China to 2014
3. Determine a 2014 value for individual REE outside China
4. Make rare earth element (REE) price assumptions beyond 2014
5. Determine prices for Avalon's product

ESTABLISH A REPRESENTATIVE CURRENT PRICE FOR INDIVIDUAL REOS WITHIN CHINA

Historical REE prices in China were collated using the subscription websites of Metal-Pages™ and Asian Metal. The prices were statistically compared, and little difference between Metal-Pages and Asian Metal was found. The average RMB-US$ exchange rate for the period (US$1 = RMB 6.929) was used.

Neither Metal-Pages nor Asian Metal provides systematic historical pricing for elements holmium through to lutetium. Recently, however, Asian Metal has started quoting prices for holmium, erbium and lutetium oxides as news items. By searching for individual news items, some limited historic data was assembled and included in the analysis.

Scott Wilson RPA concluded that the average REE prices collected by Avalon were a reasonable representation of REO pricing (99% pure) as of 2009.

PROJECT FUTURE PRICE APPRECIATION INSIDE CHINA TO 2014

BCC published a study on future pricing of rare earths in 2009. BCC is an information resource for rare earths, producing market research reports, newsletters and conferences. The forecast period of the study is through to 2014, coinciding with the planned start-up time for the Nechalacho deposit. BCC concluded in its report that the combination of demand growth, Chinese government policy, production cost pressures and inflation over the 2010 – 2014 period would likely result in a compound average

growth rate (CAGR) of between 20% and 30% in prices for rare earths. This corresponds to an average annual price increase of 9.1%.

Scott Wilson RPA has reviewed the basis for the BCC price forecast and makes the following comments:

- End use demand growth is anticipated to be highest for applications requiring Nd, Pr, Dy, Tb and Y. These oxides are also anticipated to be in relatively short supply, leading to the potential for higher than average price increases;

- La and Ce are anticipated to be in excess supply as a result of co-production of the less common oxides and entry into the market of significant La and Ce producers such as Lynas and Molycorp. Prices for La and Ce are projected to remain at current levels.

- Sm and Gd are projected to be in excess supply even after factoring the potential for substitution of these oxides for more expensive oxides in selected applications. This will limit the potential for price increases for these oxides.

- Demand growth for Ho, Tm, Lu and Yb is expected to be minimal, with a large excess supply. This will constrain the potential for significant price increases for these oxides.

- Chinese authorities are anticipated to adjust production and export quotas to enable Chinese producers to maintain a significant market share, notwithstanding the entry of new, non-Chinese producers. While the focus of Chinese policy will remain on promotion of increased domestic value-added manufacture, Scott Wilson RPA anticipates policies will be adjusted to ensure an orderly export pricing scenario for rare earth concentrates and oxides.

Based on the analysis above, Scott Wilson RPA believes that a realistic pricing scenario through 2014 will conform to increases in demand for each of the rare earth oxides plus production cost inflation in China. On this basis, Scott Wilson RPA is of the opinion that a CAGR of 20% for average price is not unreasonable, with the exception of La and Ce, which are projected to be in substantial market surplus. The variation in price increase for the other oxides may be anticipated to be significant, with higher than average increase for oxides such as Nd, Dy and Tb offsetting lower than average price increases for oxides in relative excess supply.

For the PFS, the 2009 rare earth prices were uniformly escalated by 20% per year to 2014, with the exception of La and Ce, which were not escalated.

DETERMINE A 2014 VALUE FOR INDIVIDUAL REE OUTSIDE CHINA

In late 2006, the Chinese Government introduced a tax on rare earth exports of 10%, which was subsequently increased to 15% on selected rare earths in 2007. In December 2007, the authorities again increased the export taxes on all rare earth exports. With effect from January 1st, 2008 the following levels of export tax apply:

- Europium, terbium, dysprosium, yttrium as oxides, carbonates or chlorides (HREE) – 25%
- All other rare earth oxides, carbonates and chlorides (LREE) – 15%
- Neodymium metal (LREE) – 15%
- All other rare earth metals – 25%

In 2007, China also withdrew the refund of VAT (16%) on rare earth exports, while the refund on value-added exports such as magnets and phosphors remains in place. The effect of this decision, when considered with the export tax regime above, is that rare earth processors outside China, such as phosphor and rare earth magnet producers, effectively pay up to 41% more for their rare earth raw materials (in addition to related transport and storage costs), in comparison to processors based in China.

These export taxes and the treatment of VAT on REE exports has provided an incentive for manufacturers to establish plants inside China for the production of rare earth containing components, as their value-added products are not subject to export taxes if produced there. It is likely that China will want to retain this manufacturing inside China in the face of competition in 2014 and beyond. For this reason, Scott Wilson RPA assumes that China's current export taxes and the non-refundable VAT policies will continue. Scott Wilson RPA further assumes that Avalon (or any other non-Chinese producer) will not be able to capture the full impact of the export tax and elimination of VAT refund in its product pricing. Due to increased processing costs outside China, and in order to be conservative, it is assumed that that Avalon will only benefit by 25% of these amounts for the LREOs, gadolinium, holmium, erbium, and lutetium, and by 50% for the rest. Based on these assumptions, Scott Wilson RPA then calculated projected 2014 prices for the individual rare earth elements on an FOB China basis.

MAKE REE PRICE ASSUMPTIONS BEYOND 2014

The prices for REE beyond 2014 have been assumed to hold constant at 2014 levels. Demand is expected to continue to grow and could be significantly higher if the adoption

of one or more of the major technology applications flourish (e.g. hybrid vehicles, wind turbines, etc.). On the supply side, it is difficult to predict if other non-Chinese producers will come on-line. There is not enough information available to be able to make an accurate forecast. Accordingly, Scott Wilson RPA has chosen to hold prices constant from 2015 onwards. Table 18-23 shows a comparison between current Chinese REO prices and Chinese FOB prices for 2014.

TABLE 18-23 CURRENT VERSUS 2014 FOB PRICES FOR REO
Avalon Rare Metals Inc. – Thor Lake Project

Rare Earth Oxide	FOB China* July 21, 2010 AM and MP prices (US$/kg)	China Prices 2014 FOB (US$/kg)	Percent Change
La_2O_3	$8.23	$4.06	-50.64%
Ce_2O_3	$6.78	$2.08	-69.33%
Pr_2O_3	$37.15	$43.87	18.08%
Nd_2O_3	$38.25	$46.06	20.43%
Sm_2O_3	$3.93	$5.58	42.02%
Eu_2O_3	$544.00	$1,086.10	99.65%
Gd_2O_3	$10.35	$13.70	32.41%
Tb_4O_7	$538.50	$1,166.09	116.54%
Dy_2O_3	$275.50	$254.59	-7.59%
Ho_2O_3	-	$66.35	-
Er_2O_3	-	$48.92	-
Lu_2O_3	-	$522.83	-
Y_2O_3	$11.50	$23.22	101.92%

* Prices represent the midpoint of the AM and MP ranges averaged together with the exception of Gd Oxide an Y Oxide which are not reported by Asian Metal and represent only the Metal Pages prices

DETERMINE PRICES FOR AVALON'S PRODUCT

Metallurgical tests have shown that the rare earth elements can be precipitated as a bulk oxide concentrate. This product requires further processing to match the pricing basis of separated, 99% pure REOs. Pay factors for individual REOs contained in a mixed concentrate are highly variable, and dependent largely on supply and demand at the time of separation, and sales contracts for the particular separator involved. Scott Wilson

RPA reviewed Avalon's assumptions for the various pay factors for the HREOs and LREOs and determined that they were reasonable and consistent with current industry norms in China. Further, Scott Wilson RPA has no reason to believe there will be significant changes to the factors in the future.

A final price for Avalon's proposed rare earth oxide product is then determined by multiplying the average concentration of the individual rare earth oxides in the rare earth carbonate concentrate by the individual rare earth oxide prices and the payable factors as detailed above. This results in an average price for the rare earth carbonate product in 2014 of US$21.94/kg. This price has been used in preparing the financial analysis detailed in the report.

Scott Wilson RPA understands that separation of the REE into multiple fractions will attract higher prices. However, at this time it is not possible to estimate this increase, as no data is available on the differential between unseparated and partially separated REE. Consequently, for the purposes of the pre-feasibility study, the base case has been a single REO concentrate. Research into the pricing of separated REE is also recommended to determine the factors suitable for 2 product and 3 product situations, which are assumed to attract higher factors.

NIOBIUM

NIOBIUM MARKET

Niobium is a refractory metal closely associated with tantalum. Niobium is produced as a primary concentrate from pyrochlore ore, and as a co-product in the production of tantalum concentrates. Niobium finds its primary uses as an alloying agent in the production of high strength low alloy steels (HSLA), in selected aerospace alloys and in stainless steels. In these applications, the primary product form is as FeNb, TiNb and ZrNb. FeNb has a typical analysis of 66% Nb. FeNb and related alloy products account for over 90% of total niobium consumption.

Niobium is also used in electronic and optical applications, in superconducting magnets, fine ceramics, and as a corrosion resistant metal for chemical process equipment. Niobium for these applications is consumed in the form of niobium powder as Nb_2O_5, as pure niobium metal and as niobium salts, primarily as the potassium salt K_2NbF_7 or its derivatives.

Reported world production of niobium is detailed in Table 18-24:

TABLE 18-24 WORLD NIOBIUM PRODUCTION
Avalon Rare Metals Inc. – Thor Lake Project

Origin	2004	2005	2006	2007	2008	CAGR %
Mineral Production (tonnes contained Nb)						
Brazil	23,779	39,162	48,129	57,267	58,000	19.5
Canada	3,559	3,710	4,157	4,337	4,383	4.25
Other	262	228	514	396	517	14.56
Total	27,600	43,100	52,800	62,000	62,900	17.9
FeNb Production (tonnes contained Nb)						
Brazil	25,169	38,819	41,566	52,442	52,500	15.84
Canada	3,559	3,710	4,157	4,337	4,385	4.25
Other	72	71	77	121	115	9.81
Total	28,800	42,600	45,800	56,900	57,000	14.63
FeNb as% all Nb Production	104.3	98.8	86.7	91.8	90.6	

Source: USGS, Niobium, 2008

The rapid increase in niobium production (and consumption) is attributed to very significant increases in world steel production and a change in the mix of steel production to higher performance grades requiring niobium addition.

NIOBIUM SUPPLY

The niobium production industry is closely controlled with three producers essentially holding a monopoly position. All three companies are primary producers of niobium concentrates for internal consumption. The dominant producer is Comphania Brasileira de Metalurgia e Mineração (CBMM) in Brazil. CBBM is a fully integrated producer and the only company producing all forms of niobium. CBBM holds an approximate 70% share of the world market for FeNb products and a significant share of the world market for pure niobium, NiNb and TiNb and other specialty alloys, niobium chemicals and niobium powder.

The other major primary producers of niobium are Mineração Catalão de Goias S.A. (Catalão) in Brazil and Niobec in Canada. These latter two companies control about 20% of the total niobium market and share the FeNb market approximately equally with about

15% market share each. Together with CBBM, they control essentially 100% of the FeNb market. CBBM, Catalão and Niobec are fully integrated producers sourcing their niobium feedstock from pyrochlore ore. Mineração Taboca, also in Brazil, produces a mixed FeNbTa alloy which is subsequently processed by others to produce separate niobium and tantalum products.

The balance of niobium supply is comprised of producers primarily focused on specialty niobium products such as NiNb, TiNb, and ZrNb alloys and pure niobium. The three largest of these are Cabot Corporation in the United States, H.C. Starck in Germany, and Wah Chang in the United States. These companies are not backward integrated to production of niobium concentrate and rely on Ta-Nb concentrates and Nb k-salt as their sources of niobium.

As demand for niobium grows steadily, the major producers will tend to increase production to follow suit. The major producers have sufficient capacity to meet increased demand and no shortage of niobium is anticipated.

NIOBIUM PRICING

The primary sources of information for niobium pricing are a Roskill report on niobium, NI 43-101 reports by niobium exploration and mining companies, and USGS commodity data.

Roskill states that there are “few published prices for niobium containing minerals and products”. Furthermore “most time series published in the past have been discontinued”. Here are, however a few sources of modern, recent prices. These are Asian Metals, which has commenced publishing Nb_2O_5 (niobium pentoxide) prices since June 2009; and the limited indications given by companies that are involved in niobium exploration or production. The USGS does not give appropriate prices for Scott Wilson RPA to use. Also the USGS does not give any indication of anticipated changes in global demand.

Prices for FeNb have been historically stable. CBBM has historically been the price setter and has set prices sufficient to provide the smaller producers a reasonable operating margin and thus ensure a competitive supply base to the steel industry. From 1990 until 2006 the average export price of Brazilian ferro-niobium remained within the range of US$12,500 – 13,500/t contained Nb. There was an adjustment in 2007-2008

and prices increased and in some markets doubled. The increase in price for FeNb reflected the very strong price increases for other steel raw materials and for steel in the same period. Prices declined in 2009 along with the decline in the world steel industry, but not to the same extent, with current (2010) prices for FeNb being in the range of US$28 – 30/kg. It is anticipated that as the steel industry recovers, FeNb prices will gradually increase.

Scott Wilson RPA has projected 2014 prices for niobium on the assumption that niobium prices will track world demand for steel, plus general trends in world inflation. Such a trend pattern would maintain the relative price stability relationship between steelmaking inputs and steel consumption and steel prices. The OECD predicts that world demand for steel will increase by 10.7% in 2010 and 5.3% in 2011. Scott Wilson RPA has assumed an average annual increase of 5% for the subsequent years. For inflation, the IMF forecasts world inflation at 3.25% for 2010, 3.15% for 2011 and 3% for 2015. Scott Wilson RPA has adjusted these data to 3% per annum for the whole period. The combined impact of the projected increase in demand for steel and world inflation when applied to the current (2010) price for FeNb of US$29/kg yields a projected price of US$45/kg for Nb in 2014. This is the price used in the financial analysis.

ZIRCONIUM

ZIRCONIUM MARKET

Avalon will produce a hydrated zirconium dioxide (ZrO_2) product at the hydrometallurgical plant for Thor Lake in either of two forms: zirconium oxychoride ($ZrOCl_2$.8 H_20), also referred to as 'ZOC' or zirconium basic sulphate (ZBS). ZOC and ZBS are used in a wide variety of end use applications, detailed in Figure 18-13.

FIGURE 18-13 ZOC AND ZBC APPLICATIONS


ZIRCON / BADDELEYITE
ELECTRIC ARC FURNACE
CHEMICAL PROCESSING
"INTERMEDIATES"
ZBS
ZOC
FUSED ZIRCONIA
UPGRADING/CONVERSION
UPGRADING/CONVERSION
"END USE"
Upgrading
ZBC
ZOH
ZBS
ZOC
ZBC
Zr Acetate
Doped Zirconia
End Uses
Catalysts, Paint driers, Anti-perspirants, Printing inks (as AZC), Ceramics, Electronics
Catalysts, Mixed zirconias, Pigment coating
Pigment coating, Leather tanning
Pigment coatings, Drilling muds, Fireproofing textiles, Rubber
Catalysts, Paint driers, Anti-perspirants, Printing inks (as AZC), Ceramics, Electronics, Zirconium soaps
Catalysts, Fireproofing textiles
Catalysts, Structural ceramics, Bio-ceramics, Electronics

Source: TZMI

While the primary uses for zircon (zirconium silicate) are as an opacifying agent in ceramics and as a refractory material in metal casting, zircon is also converted into a wide variety of chemicals and to zirconium metal. In 2008, approximately 160,000 tonnes of zircon, representing about 18% of total zircon demand, was converted to approximately 96,000 tonnes (Zr equivalent) of zirconium chemicals and approximately 10,000 tonnes of zirconium metal.

Demand for zircon in chemicals manufacture and zirconium metal production is projected to increase to approximately 250,000 tonnes out of a total zircon demand of approximately 1.4 million tonnes by 2012. Changes in end use demand patterns in recent years are illustrated in Figure 18-14.

FIGURE 18-14 ZIRCON DEMAND PATTERNS, 2000 TO 2012


Zircon demand by end-use 2000 to 2012
2000
1%
9%
8%
17%
17%
48%
2008
2%
16%
3%
12%
13%
54%
2012f
2%
18%
2%
11%
11%
56%
Ceramics
Refractory
Foundry
TV glass
Zirconia & Zr chemicals
Other
TZMI estimates and forecasts
TZMI Congress/ Asia in focus
Singapore| 22-23 October 2009

Source: TZMI

Industry growth is estimated at approximately 4.5% per annum. By 2015, demand for zirconium chemicals is projected to be approximately 150,000 tonnes, distributed as detailed in Figure 18-15.

FIGURE 18-15 ZIRCONIUM CHEMICAL DEMAND – 2015


Oxygen sensors 2%
Other 2%
Glass/ gemstones 1%
Electronics 6%
Abrasives 6%
Refractories 38%
Advanced ceramics & catalysts 12%
Ceramic pigments 33%

Source: TZMI

Particularly fast growing applications are anticipated to be advanced ceramics and catalysts at 13% per annum and ceramic pigments ate 8% per annum.

It is important to note that the production process has a very significant impact on the properties of the resultant ZrO_2. Because of this, no two sources of raw material are the same and no two zirconia products are the same. ZrO_2 products are therefore process dependent and application specific.

ZIRCONIUM PRICING

China is the dominant world supplier of zirconium chemicals and as a result sets world prices for the various zirconium chemical products. Historic Chinese export prices for ZrO_2 (also including fused zirconia) are detailed in Table 18-25.

TABLE 18-25 HISTORIC CHINESE EXPORT PRICE FOR ZIRCONIA
Avalon Rare Metals Inc. – Thor Lake Project

China Exports	2006	2007	2008	2009
Total US$/kg	4.18	5.08	4.27	4.67

Source: Z-Tech Zirconias, 2010

More definitive prices for specific zirconium chemicals are difficult to obtain. Published data from Asian Metals show zirconium oxychloride prices from 2007 to 2010 (Table 18-26).

Information earlier than 2007 was not available. ZOC contains minimum 36% zirconia, as defined by Asian Metals. No price data have been found for ZBS and it assumed that the pricing for ZOC and ZBS are the same.

The average price over the period January 2007 to January 2010, based on this analysis, was US$1,357 per tonne, with a very narrow range of fluctuation. Given the 36% zirconia minimum content, this can be converted to a price of US$3.77 per kg of contained ZrO_2 equivalent.

TABLE 18-26 PRICES FOR ZIRCONIUM OXYCHLORIDE, CHINA (36% MIN. CONTAINED ZRO_2)
Avalon Rare Metals Inc. – Thor Lake Project

Date	US$/t
23-Jan-07	$1,350.00
27-Feb-07	$1,350.00
22-Mar-07	$1,350.00
07-Aug-07	$1,380.00
24-Jun-09	$1,450.00
19-Aug-09	$1,400.00
16-Oct-09	$1,318.00
01-Dec-09	$1,303.00
13-Jan-10	$1,310.00
Average	$1,356.78

Source: Asian Metals

A comparative search for prices for zirconia provides the following export prices, FOB China (Table 18-27):

TABLE 18-27 ZIRCONIA PRICES, FOB CHINA
Avalon Rare Metals Inc. – Thor Lake Project

Date	Low US$/t	High US$/t	Basis
15-Jan-10	2,856	2,900	98% ZrO2
27-Aug-09	2,898	2,927	98% ZrO2
08-Oct-08	3,212	3,212	99% ZrO2
28-May-08	2,857	3,429	99% fused zirconia
02-Feb-08	3,424	4,932	99.5% fused zirconia
Average	3,049.40	3,480.00	
Overall Average		3,264.70	

These data show a fairly stable, though slightly declining, price with an average of US$3.26/kg ZrO_2 from 2008-2010.

The most recent Roskill report on Zirconium (2007) is now somewhat dated. The Roskill report noted that zirconia pricing has been relatively stable for some considerable time, and the price compares fairly well with that derived from the other methods.

Based on the analysis detailed above, Scott Wilson RPA has adopted a price of US$3.25 per kg of ZrO_2 recovered in the Thor Lake hydrometallurgical process. Given the generally stable prices for zirconia and ZOC, Scott Wilson RPA has applied an inflationary factor to establish a ZrO_2 price in 2014 and has used the price of US$3.77/kg in the financial analysis.

TANTALUM

TANTALUM MARKET

The Avalon hydrometallurgical plant is expected to produce tantalum as tantalum oxide or as a potassium salt. Tantalum is a refractory metal closely associated with niobium. The primary use for tantalum is as the oxide, Ta_2O_5, for use in high performance capacitors for electronics. Tantalum also finds application in other electrical and electronic applications; as an alloying agent in the production of various high temperature superalloys; as a carbide in the production of cutting tools; and in the form of tantalum metal for chemical process equipment (Figure 18-16).

World tantalum demand in 2008 was estimated at approximately 6.1 million pounds contained Ta (Figure 18-17) and is projected to grow to approximately 7 million pounds by 2012 (Figure 18-18), assuming a 4% per annum compound growth rate.

FIGURE 18-16 TANTALUM MARKETS – 2007


Ta Compounds
7%
Sputtering Targets
10%
Capacitor Powder
40%
Mill Products
8%
TaC
10%
Superalloys
15%
Wire
10%

Source: Talison Tantalum (Total Demand 2,000 t contained Ta)

FIGURE 18-17 HISTORIC TANTALUM DEMAND


TANTALUM MARKET DEMAND
Mlbs Ta_2O_5
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
CAGR = 5%
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: Talison Tantalum, 2008

FIGURE 18-18 FORECAST TANTALUM SUPPLY/DEMAND TO 2012


Mlbs Ta_2O_5
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2007
2008
2009
2010
2011
2012
Current Operations
Talison Minerals
Secondary Feed
New Projects
Demand - 2% CAGR
Demand - 4% CAGR
Demand - 6% CAGR

Source:Talison Tantalum

As can be seen from Figure 18-18, new sources of supply will be required by 2012 at even very modest levels of demand growth.

TANTALUM PRICING

Tantalum prices are established between buyer and seller on a negotiated basis and actual prices may vary considerably from published prices. Prices are influenced by the ability of a producer to provide a consistent source of supply with guaranteed analysis and proven ability to demonstrate socially responsible mining (a significant portion of current supply is derived from conflict sources). Contract prices for tantalum tend to be above the spot price.

The selling price of pure (99.5%) tantalum pentoxide has been published by Asian Metals since 2009, with an average of US$116/kg. Metal-Prices published a price for tantalite, on a contained pentoxide basis, that averages US$91.60/kg. As tantalite is in mineral form, it is assumed that the price for a tantalum chemical would be somewhere between the US$91.60 and US$116, or an average price of approximately US$104/kg. Given anticipated supply/demand trends for tantalum, Scott Wilson RPA has recommended that US$130/kg of contained Ta2O5 be used as the price for tantalum

chemicals in 2014. Scott Wilson RPA regards this price as a conservative estimate of future prices.

Scott Wilson RPA does not have any independent estimates of future pricing of tantalum products. However, MDN-Crevier, the developer of the proposed Crevier niobium-tantalum mine in Quebec, have indicated that for the purposes of their prefeasibility study they are assuming US$150/kg for Ta_2O_5. This suggests considerable upside in the market, and it is recommended that:

- Further investigation be completed in order to verify future price predictions.
- Clearer definition be completed of the Thor Lake Ta products and
- That the pricing of Ta intermediate products be investigated.

MARKETING CONCLUSIONS

Scott Wilson RPA notes that the prices used in the pre-feasibility study are higher than current prices. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014. Unlike forecasts for more common metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals produced by the Project end up higher than current prices. Since the Project schedules production commencing in 2014, Scott Wilson RPA is of the opinion that these long-term price forecasts are a reasonable basis for estimation of Mineral Reserves.

CONTRACTS

At this time Avalon has not entered into any long term agreements for the provision of materials, supplies or labour for the Project. Avalon has entered into an agreement with Deton Cho Corporation, a Yellowknives Dene First Nation participating in business for the construction of an airstrip at Thor Lake in the summer of 2010. Avalon has worked with the local First Nation groups to date and plans to negotiate a Memorandum of Understanding with the local First Nation groups as part of the negotiation of Impact and Benefits Agreements.

The construction and operations will require negotiation and execution of a number of contracts for the supply of materials, services and supplies.

ENVIRONMENTAL CONSIDERATIONS

Environmental baseline studies were completed for the Thor Lake site by Stantec Inc. in January 2010. Based on the baseline studies and the pre-feasibility study project plan EBA Engineering Consultants Ltd. have provided a list of potential effects and mitigation measures. Using EBA's list of potential effects and mitigation measures, Avalon has since submitted a project description report to the Mackenzie Valley Environmental Impact Review Board to initiate the permitting process.

The observed baseline conditions, possible risks and mitigation measures are discussed below.

THOR LAKE

GENERAL ECOLOGY

The TLP is located within the Great Slave Upland High Boreal (HB) Ecoregion, which is a subdivision of the more extensive Taiga Shield HB Ecoregion (Ecosystem Classification Group 2008). The landscape is dominated by subdued topography and fractured bedrock plains. Black spruce, jack pine, paper birch, and trembling aspen form discontinuous forested patches that are interspersed with exposed rock. Wetlands and peat plateaus commonly form around the margins of shallow lakes, as well as in wetter depressions and lowlands.

Lakes cover a substantial portion of the Ecoregion and several major rivers are also present, eventually draining into Great Slave Lake (Ecosystem Classification Group 2008). Lakes are characterized as transitional between those located within the former basin of Glacial Lake McConnell, which are more shallow and silty, and those occupying areas at higher elevations, which are deeper and more clear.

HYDROGEOLOGY

Hydrogeological tests were conducted by Stantec using multipurpose holes drilled by Avalon during 2008-2009. Five holes were installed as monitoring wells, and one hole

was installed with a thermistor. Hydrogeological parameters studied include groundwater elevation, hydraulic conductivity, groundwater temperature, and hydrogeochemistry.

Groundwater elevation was observed to be 0.7 m to 4.5 m below ground surface in all the wells. A minimum thermistor reading of -0.75°C was recorded at 14 m below ground surface, which was the maximum depth of the string. Recovery tests yielded hydraulic conductivity estimates ranging from 6.06×10^{-8} m/s to 3.08×10^{-5} m/s, while packer tests yielded estimates from 1.66×10^{-6} m/s close to surface to 2.90×10^{-8} m/s at depth. Hydrogeochemical tests show that the dominant cations are sodium and magnesium, and the dominant anion is carbonate.

SURFACE HYDROLOGY

The Thor Lake drainage basin is characterized by numerous lakes, marshes and streams. The lakes vary in size and bathymetry. Connectivity between lakes is limited to small streams. Lake level and stream flow measurements were made during 2008 and 2009 for the Murky, Thor and Fred lakes. Lake levels decreased in the summer, and rose moderately in September due to increased rainfall. Recorded stream flows in 2009 averaged less than 0.1 m^3/s for the Murky Lake outlet, less than 0.2 m^3/s for the Fred lake outlet and less than 0.3 m^3/s for the Thor Lake outlet. A reverse in flow between Thor and Long lakes was observed by Stantec.

EBA identifies potential effects to surface hydrology and suggests some mitigation measures. Effects include reduction in discharge from Thor Lake, and increased spring time flow through Drizzle and Murky lakes. Mitigation measures include compliance with MVLWB terms and conditions, and recycling of water.

FISHERIES AND AQUATICS

Baseline studies included investigation of water quality, aquatic ecology, and fisheries values in nine watercourses and 25 lakes that will be directly or indirectly affected by project development. Water samples collected at 23 lakes indicate that the mean pH ranges from 7.07 to 8.62, with a large range of conductivity and hardness, and low nutrient levels. Sediment characteristic varied across the study area, though generally showed high phosphorus, organic carbon and nitrogen content. Iron, arsenic, silver, nickel and copper concentrations in sediments were found to be higher than CCME guidelines.

Fisheries studies were conducted in 19 lakes, of which 11 were considered fish-bearing. The most common species found were the northern pike, lake whitefish, lake cisco, slimy sculpin, and ninespine stickleback, all of which were present in Thor, Long, Elbow, A and Redemption lakes. Catch per unit effort was calculated for the five species of fish. Fish health assessments included length, weight, examination for parasites, analyses for mercury, metals and rare earth elements. Parasite frequency was found to be low among large-bodied species, and highest in lake whitefish.

EBA identifies potential effects to fish habitat and suggests some mitigation measures. Effects include changes in flow patterns and lake levels as a result of the water consumption and loss of fish habitat due to the construction of the tailings management facility and barge-dock system. Mitigation measures include recycling of water, construction of a seasonal pipeline from Drizzle Lake to Thor Lake to supplement winter water levels in thor Lake, and to reduce high storm event discharges, the adherence to Best Management Practices and compliance with permit terms.

SURFICIAL GEOLOGY

The landscape of the project area shows evidence of glacial and post-glacial activity (Stantec 2010). Large parts of the area consist of bedrock outcrops, while the remainder is consists of discontinuous veneers and blankets of till and organic matter overlying bedrock, and lakes and streams. Soils consist of post-glacial and glaciofluvial deposits. A majority of the soils are mineral in nature. A total of eight soil types were identified and mapped. The active layer varies between 40 and 200 cm in thickness.

ECOSYSTEMS

The regional study area was defined as a region of 15 km radius around the Thor Lake site, while the detailed ecosystem mapping was conducted around a local study area of 1,780 ha around the site. Mapping was carried out using remote sensing and field programs. The results show that the regional study area is composed of 11,200 ha of coniferous forest ecosystems, 4,527 ha of treed fern ecosystems, 8,761 ha of wetlands, and 5,693 ha of deciduous dominated or mixed forest types. One hundred and forty seven plant species including mosses and lichens were documented in the survey of the study area. One rare plant Polypodium virginianum was identified 100-150 m from the eastern shore of long lake.

The project area is inhabited by birds, mammals, insects, amphibians and one species of reptile. Fifteen species of wildlife were chosen as key indicators based on conservation status, occurrence, sustenance value, socio-economic value and ecological value. They included four species of mammal and eleven species of bird.

EBA identifies potential effects to fish habitat and suggests some mitigation measures. Potential effects include degradation or loss of habitat, alteration of soil and permafrost conditions, changes to ecosystem composition due to emissions of dust, nitrogen oxide and sulphur oxide. Mitigation measures include minimization of project footprint area, compliance with MVLWB terms, implementation of erosion control, use of dust suppressants, utilization of low-sulphur diesel, and a co-operative approach involving First Nations and wildlife regulators.

SEISMIC EVALUATION

Knight Piésold of North Bay, Ontario was retained by Avalon to perform tailings and water management designs for the pre-feasibility study. As a part of the study they performed a seismic evaluation of the Thor Lake and Pine Point sites. The following information is taken from Knight Piésold's report.

The central region of the Northwest Territories where the project is located is historically a quiet earthquake zone; only a few minor seismic events (magnitude of 4 or below) have happened in the area between 1627 and 2007.. Major historic seismic events (magnitude as high as 7) have occurred more frequently along the west border of the province, adjacent to the east side of the Yukon Territory, during the period of record.

Seismic hazard for the TLP has been examined using the probabilistic calculations as per the 2005 National Building Codes (NBC) for the site area released by Natural Resources Canada.

Seismic hazard is quantified using spectral acceleration, which is the amount of ground motion for sustained shaking energy at a particular period. Spectral acceleration at periods of 0.2, 0.5, 1.0 and 2.0 seconds (equivalent to frequencies of 5, 2, 1, and 0.5 Hertz) are used to fully quantify seismic hazard as Uniform Hazard Spectra (UHS). Although spectral acceleration is considered a better measure of potential damage than

the peak measures used by the 1995 code, the peak ground acceleration is still used for foundation design.

Ground motion probability is expressed in terms of probable exceedance of a given horizontal acceleration or velocity over a particular time span. The probability used in the 2005 NBC is 0.000404 per year. This corresponds to an event with a return period of 1 in 2,500 years, or a 2% chance of an earthquake causing horizontal ground motion greater than the given expected value over a 50-year period.

The conditions at site are believed to generally consist of relatively shallow deposits of sandy till (generally <10 m) and outcropping bedrock. In the absence of site specific investigation data, "Class C" (very dense soil and soft bedrock) is judged to be an appropriate worst case classification. Based on the Class C assumption and the 2005 NBC probabilistic calculations, the Thor Lake site has a peak ground acceleration of 0.059 g (50th percentile) for a 1 in 2,500 year earthquake event, which is a relatively low value. All parameters are expressed as a fraction of gravity.

ROCK CHARACTERISATION

SGS Minerals Services of Peterborough, Ontario, was contracted by Avalon Rare Metals Inc. to complete environmental characterization of ore, concentrate, tailings and waste rock from the Nechalacho Rare Earth Element project located at Thor Lake in the Northwest Territories. Environmental tests were conducted on ore composites, concentrates and tailings from the locked cycle test flotation project (SGS Project Reference No. 12180-001), a concentrate sample supplied by the hydrometallurgical group (SGS Project Reference No. 11806-005) and waste rock and ore samples from the SAG design program that were shipped to SGS facilities by Avalon. The purpose of the environmental test program was to assess the geochemical, acid rock drainage (ARD), contaminant release potential, radioactivity, and geotechnical characteristics of the Avalon products.

Semi-quantitative X-ray diffraction (XRD) analyses determined that the Nechalacho samples tested were predominantly comprised of silicates with minor to moderate amounts of oxides/hydroxides. Albite, microcline and quartz were identified as the dominant silicate minerals, while magnetite and hematite were identified as the dominant

oxide minerals. Moderate to trace amounts of carbonate minerals were also documented.

Due to the sample matrix and high levels of rare earth elements (REE), semi-quantitative XRD analyses could not be completed on the concentrates. Qualitative XRD results for the concentrate samples did, however, indicate that the concentrates were also comprised predominately of silicates and oxides. The Qemscan results demonstrate that 56% of the concentrate sample comprises rare earth minerals and zircon, 31% of the sample is silicates, almost 9% carbonates and only 0.7% sulphides.

Leach tests were performed on the ore, concentrate, tailings and waste rock. Shake flask extraction leachates showed that waste rock was alkaline, while acid base accounting tests showed that the ore and concentrate were potentially acid neutralizing, with generally low sulphur and higher carbonate neutralizing potential. Most tests reported pH values and other parameters within World Bank limits with the exception of total suspended solids in the fresh tailings solution.

Settling tests on the tailings samples concluded that the suspended solids would settle out of the slurry fairly quickly. In the lab, solids settled out of the slurry in 2 to 2.5 hours, reaching terminal density shortly thereafter. Tests also concluded that drainage would improve the rate of settling of solids.

The radionuclide analysis of the Nechalacho solids typically reported increased levels of radionuclides in the concentrate samples in comparison to the ore composites, while tailings reported lower levels than the ore samples.

Regulations governing radioactivity include:

- Transportation of Dangerous Goods Regulations (TDGR), with limit of 70 Bq/g;
- Health Canada Regulations on Naturally Occurring Radioactive Material (NORM);
- Northwest Territories Mine Health and Safety Act and Regulations which require control on worker exposures where radon decay product levels exceed 0.4 WLM/y (Working Level Months per year); and
- Canadian Nuclear Safety Commission if uranium and/or thorium materials are produced.

Thor Lake has uranium levels that are higher than average naturally occurring granite but are below levels typically experienced in other rare earth deposits. The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths including the low levels of thorium in the rock minerals. The overall radiation level is expected to be below Canadian Transportation of Dangerous Goods regulations and will not require special handling as dangerous goods.

RECLAMATION

Reclamation and closure of all the Nechalacho Mine and Flotation Plant facilities will be conducted in accordance with the terms and conditions of the future MVLWB Land Use Permit and Water Licence, the "Mine Site Reclamation Policy for the Northwest Territories" and the "Mine Site Reclamation Guidelines for the Northwest Territories and Nunavut" (INAC, 2007).

Reclamation and closure will be based on the following general objectives:

- Reclamation goals and objectives will be considered during design and planning of construction and operations;
- Progressive reclamation will be implemented where possible;
- Upon cessation of operations, the areas will be decommissioned and rehabilitated to allow for future land use as guided by the federal and territorial regulatory agencies; and
- Reclamation and closure will ensure that long-term physical and chemical stability is provided.

The initial reclamation and closure plan prepared for the Nechalacho Mine and Flotation Plant site will be a living document that will be updated throughout the Project's life to reflect changing conditions and the input of the applicable federal and territorial regulatory agencies.

The primary reclamation activities will involve the removal of surface facilities and infrastructure, the re-contouring and scarification of the footprint area, the application of stockpiled organics, and re-vegetation to the extent possible.

Specifically for the tailings management facility, the main objective of the closure and reclamation initiatives will be to transform the tailings management facility area to its pre-mining usage and capability to the greatest degree possible. Closure and reclamation strategies will focus on stabilizing and covering the exposed tailing surfaces and re-establishing surface flow patterns, while ensuring that acceptable downstream water quality is maintained. Specific reclamation activities pertaining to the tailings management facility area will include the following:

- The downstream face of the embankments will be reclaimed as the final downstream slope is constructed. Progressive reclamation will be implemented to the greatest degree possible;
- The exposed tailings surface will be capped with stockpiled organics and re-vegetated;
- Surface runoff control channels and permanent spillways will be constructed as required to provide sustainable surface runoff conditions; and
- Infrastructure not required beyond Mine closure will be dismantled and removed.

The tailings management facility will be designed and reclaimed to maintain long-term physical and geochemical stability, protect the downstream environment and effectively manage surface water. A post-closure monitoring program will include an annual inspection of the tailings management facility for a prescribed period to confirm the completed closure measures are meeting permit and licence conditions.

PINE POINT

The hydrometallurgical processing plant is proposed to be located at the existing brownfields site of the former Pine Point Mine. Pursuing this strategy presents a number of significant environmental and operational benefits for the overall project. In particular, the former Pine Point Mine site is considered to be an ideal location for the siting of a Hydrometallurgical Processing Plant. The area is a very large brownfields site, having been reclaimed by industry and government since closure of the mine in 1987. Reclamation of the minesite included the complete removal of the mill and the re-establishment of drainage.

The Pine Point environmental conditions are summarized by EBA based on various sources, and studies done by EBA in 2005 and 2006.

GENERAL ECOLOGY

The area of interest is located in the Great Slave Lowlands Mid-Boreal Ecoregion of the Taiga Plains Ecozone (Ecosystem Classification Group 2007).

Nearly level lacustrine and alluvial deposits with a mosaic of sedge wetlands and grass meadows, diverse forests and wetlands typify the Slave Lowland MB Ecoregion. The vegetation of this Ecoregion is characterized by medium to tall, closed stands of jack pine and trembling aspen. White spruce and black spruce dominate later successional stands. Poorly drained fens and bogs in this region are covered with low, open stands of larch), black spruce and ericaceous shrubs.

Moose, woodland caribou and occasionally wood bison are the main ungulates found in the area of interest, although none are considered common. As confirmed by Traditional Knowledge interviews conducted for the nearby Tamerlane Pilot Project (Tamerlane 2006a, b), hunting and trapping activities occur throughout this area. The bird life present is typical of the boreal forest, and the south shore of Great Slave Lake is considered to be an important concentration site for birds during their annual migrations.

SURFACE HYDROLOGY

The area of interest is flat to gently sloping and a considerable portion of the area is covered by poorly drained muskeg ranging up to 3 m deep. The area also contains several generally east-west low ridges, which are considered to have been formed by old lake-level beaches. Extensive wetland areas and small lakes are located in the area. No streams are present in the proposed haul road alignment.

Great Slave Lake is the final receptor of all surface water draining from the area of interest. Historic data available on lake levels at the Water Survey of Canada recording station at Hay River (Station 0708002) indicate that the mean lake level has been 156.7 metres above sea level (masl) with normal seasonal variations between 156.6 and 156.9 masl and extreme variations recorded of 157.3 and 156.2. Highest water levels typically occur in mid-summer (Beak 1980).

SOILS

The general area is described in the Soils of the Slave River Lowland as low-lying flat land with numerous lakes and abandoned stream channels. The soil climate is subarctic (humid) with some discontinuous permafrost. In much of the area, soil development has been influenced by the presence of water for much of the year. The dominant soils are Humic Gleysols and Regosols (Day 1972, as cited in EBA 2005a). There is little relief, and changes in vegetation communities are not followed with a characteristic change in surface elevation, but rather, a change in the depth to mineral soil (EBA 2005a).

The soils in the study area are primarily Eluviated Eutric Brunisols in upland areas and Terric Organics and Gleysols in lowland areas. Cumulo Organics were encountered; most likely a result of the formation and flooding regimes of Glacial Lake McConnell. The cumulo layers are remnants of past glaciation. These soils will become Terric and Typic organics with the passage of time. Mineral soils vary in texture from gravel to clay. Sand is most common (EBA 2005a).

Discontinuous permafrost has been reported in some localized areas within the overburden, but is not common and is unlikely to occur in the area of interest due to its proximity to Great Slave Lake.

VEGETATION

Vegetation mapping of the general Pine Point area was first undertaken in 1977 by BC Research using black and white aerial photographs and fieldwork. Mapping of the area was carried out again using aerial photographs taken in June 1979 by Beak Consultants Ltd. The plant communities identified from these studies were: jack pine, aspen, mixed jack pine/black spruce, white spruce, black spruce, shrub, fen, muskeg and burn, for a total of nine distinct types.

In September 2005, EBA collected new baseline vegetation and ecosystem data for the proposed Tamerlane Pilot Project Regional Study area located immediately to the west of the current area of interest.

Eight naturally vegetated ecosystem units were classified within the Pine Point Regional Study Area. The most common ecosystem was the upland, Labrador Tea – Mesic

ecosite (28.3 %). The Shrubby and Treed fens, characteristic of lowland landforms, were second and third in area (24.6 % and 24.3 %) (EBA, 2005a).

Based on the information reported in EBA 2005a and our understanding that the area of interest to the north of the former Pine Point Mine consists primarily of lowland landforms draining towards Great Slave Lake, wetland ecosystems dominate the land in this area.

The main wetland ecosystems present in the area of interest include Graminoid, Shrubby and Treed Fen ecosites. The fens are generally restricted to areas of poorly drained organic soils. Soils tend to be rich in nutrients. Stand composition in the region varies due to the fire regime. Early successional stands are dominated by an open canopy of bog birch, while mature stands have a closed canopy of black spruce and larch.

The limited upland landforms in the area of interest include Bearberry Pj, Canada Buffalo – Green Alder, Labrador Tea – Mesic, and Labrador Tea – Subhygric ecosites. They are dominated by jack pine, aspen and paper birch in seral communities, and black and white spruce in climax communities. Immediately after fire, the communities are dominated by fast growing deciduous seral species such as paper birch and alder (Alnus species). The slower growing jack pine becomes the dominant species a few years after fire.

To confirm that the vegetation cover present in the area of interest is as described herein, it is recommended that an appropriate field study be undertaken during the early summer of 2010. This study could be undertaken in conjunction with an equally necessary wildlife and wildlife habitat study.

WILDLIFE

Early science-based wildlife studies of the Pine Point area were first conducted during the period 1976 to 1980 by BC Research to evaluate the environmental consequences of Cominco's mining operation at Pine Point (BC Research 1983). More recent wildlife studies of the Tamerlane Regional Study Area (RSA) were carried out by EBA in September 2005 and during the spring, summer and fall of 2006 (EBA 2006a, 2006b). Based upon wildlife surveys, interviews, and published information, EBA estimates that the Pine Point area is inhabited by 40 species of mammals, 201 species of birds, and

four species of amphibians. Major mammal species include the snowshoe hare, red squirrel, american beaver, common porcupine, coyote, gray wolf, black bear, ermine (stoat), mink, lynx, woodland caribou, moose, and the wood bison. Ten of the most common bird species include the american robin, tundra swans, white-winged scoter, gray jay, common raven, spruce grouse, and the bohemian waxwings.

POTENTIAL EFFECTS, MANAGEMENT AND MITIGATION

EBA suggests that the implementation of the following measures will minimize the impact of Avalon's operations at Pine Point on the surrounding area and help Avalon meet the requirements of the MVLWB:

- Utilization of the existing power grid at Pine Point to reduce the need for diesel power generation at the Nechalacho Mine and Flotation Plant site.
- Full compliance with MVLWB Land Use Permit and Water Licence terms and conditions.
- Conformance with the Guidelines for Ambient Air Quality Standards in the NWT.
- Use of low sulphur diesel fuel and regular equipment and engine maintenance.
- Use of high quality, low sulphur coal to generate high heat fuel for the Hydrometallurgical Plant boilers.
- Application of clean coal technologies, stack testing and air quality monitoring to ensure that federal and territorial ambient air quality objectives are met.
- Conformance with GNWT Guideline for Dust suppression through the application of dust suppressants - e.g. water or approved dust suppressant products.
- Secure containment of rare metals products during transportation to the Hay River railhead.
- Disposal of all hazardous wastes in an approved manner.
- Development on rare ecosystem types will be avoided (none are anticipated to be present within the Hydrometallurgical Plant components of the overall Project footprint).
- Re-contouring, scarification, and reseeding of the haul road surface during future closure and reclamation of the road will be carried out, if warranted.
- The seasonal barging dock will be designed and constructed to meet the requirements of Transport Canada and conditions of the NWPA approval to be issued pursuant to the Navigable Waters Protection Act.

- Conformance with a DFO Authorization or Letters of Advice to avoid the harmful alteration, disruption, or destruction (HADD) of fish habitat due to seasonal dock installation.

RECLAMATION

Consistent with the approach to reclamation of the other Thor Lake Project site facilities, the facilities to be located at the former Pine Point Mine site will be conducted in accordance with the terms and conditions of the future MVLWB Land Use Permit and Water Licence, the "Mine Site Reclamation Policy for the Northwest Territories" and the "Mine Site Reclamation Guidelines for the Northwest Territories and Nunavut" (INAC 2007).

Reclamation and closure will be based on the following general objectives:

- Reclamation goals and objectives will be considered during design and planning of construction and operations.
- Progressive reclamation will be implemented where possible.
- Upon cessation of operations, the areas will be decommissioned and rehabilitated to allow for future land use as guided by the federal and territorial regulatory agencies.
- Reclamation and closure will ensure that long-term physical and chemical stability is provided.

The primary Project reclamation activities at Pine Point will involve the removal of surface facilities and infrastructure, the re-contouring and scarification of the Project footprint area, and where appropriate, the application of stockpiled organics, and re-vegetation to the extent possible.

The Pine Point site has been previously reclaimed by industry and government since closure of the mine in 1987. As a result, it is anticipated that closure and reclamation activities associated with the main facilities to be located at the former Pine Point Mine site (Hydrometallurgical Processing Plant and tailings containment area), will be limited to those associated with returning these areas to the previously existing brownfields condition.

PERMITTING

The construction and operation of the TLP (all components) will require a Type A Water License for all water uses, and a Type A Land Use Permit. The Mackenzie Valley Land and Water Board (MVLWB) is the regulatory body responsible for permit issuances under the authority of the Mackenzie Valley Resource Management Act, the Mackenzie Valley Land Use Regulations, and the Northwest Water Regulations.

Other environmental permits/approvals anticipated to be required for the TLP include:

- A Navigable Waters Protection Act (NWPA) approval for the seasonal docking facilities; and
- A Section 35.(2) Fisheries Authorization or Letters of Advice from the Department of Fisheries and Oceans (DFO) under the federal Fisheries Act.

RECLAMATION AND CLOSURE

A closure plan will be developed for the project. The closure plan will be developed using the guidelines noted above. EBA prepared a closure cost estimate for the operation as shown in Table 18-28.

For the purposes of the project cash flow Scott Wilson RPA deducted C$2.25 million recognizing the salvage value that will be realized from some of the infrastructure and buildings as they are removed from the site.

TABLE 18-28 CLOSURE COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

Component	Cost (C$ Millions)
Nechalacho Mine and Flotation Plant	
Tailings Pond and Associated Infrastructure	
Capping	2.0
Re-contouring	0.5
Re-vegetation	0.3
Infrastructure Removal	
Buildings	2.0
Roads	0.5
Fuel Storage	1.0
Airstrip	0.5
Adits/Underground	0.2
Waste Rock	0.2
Hazmat	0.2
Contractors	0.5
Project Management	0.2
Nechalacho Mine and Flotation Plant Total	**8.1**
Hydrometallurgical Plant	
Tailings Pond Capping	0.5
Infrastructure Removal	1.0
Hazmat	0.2
Contractors	0.3
Project Management	0.2
Hydrometallurgical Plant Total	**2.2**
Long-term Monitoring (5 years @ C$150K/yr)	0.75
Infrastructure value offset	-2.25
Subtotal	**8.80**
Contingency (25%)	2.2
Reclamation Estimate Total	**11.00**

TAXES

The NWT diesel tax has been included in the operating and capital cost estimates. The NWT 2% payroll tax has been applied as 1.8% of the gross payroll for the capital and operating phases of the project. The payroll tax is applicable to all wages and bonuses but is not applied to pension contributions and certain benefits.

There is a NWT mining royalty payable on the "value" of mineral production in the NWT. The royalty is based upon the operating cashflow less a development allowance, depreciation and a processing allowance. The value of output thus calculated is subject to a royalty of the lesser of 13% of the value or the sum as shown in Table 18-29.

TABLE 18-29 NWT MINING ROYALTY
Avalon Rare Metals Inc. – Thor Lake Project

Range	Rate (%)
On the first $10,000	0
In excess of $10,000 but less than $5,000,000	5
In excess of $5,000,000 but less than $10,000,000	6
In excess of $10,000,000 but less than $15,000,000	7
In excess of $15,000,000 but less than $20,000,000	8
In excess of $20,000,000 but less than $25,000,000	9
In excess of $25,000,000 but less than $30,000,000	10
In excess of $30,000,000 but less than $35,000,000	11
In excess of $35,000,000 but less than $40,000,000	12
In excess of $40,000,000 but less than $45,000,000	13
In excess of $45,000,000	14

The project income will be subject to federal and NWT income tax. The federal income tax rate is 15% and the NWT tax rate is 11.5%.

CAPITAL COST ESTIMATE

A capital cost estimate has been compiled for all phases of the project. The estimate was compiled from work by Melis (mill costs and hydrometallurgical plant costs) and

Scott Wilson RPA. The capital estimate in Table 18-30 covers the life of the project and includes: initial capital costs; expansion capital costs; and, C$39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts.

TABLE 18-30 CAPITAL COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Mine	54,445
Concentrator	137,344
Surface Infrastructure	36,069
Hydrometallurgical Facility	313,102
First Fills and Containers	48,414
Indirect Costs	80,657
Sustaining Capital	73,000
Reclamation	11,000
Royalty Buy Out	1,200
Contingency	144,502
Total Capital Costs	**899,733**

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products is not included in the capital estimate in Table 18-30 but is included in the project cash flow.

CAPITAL COST EXCLUSIONS

The capital costs do not include:

- Costs to obtain permits
- Costs for feasibility study
- GST/HST
- Corporate administration costs in Delta and Toronto
- Exploration activities
- Salvage value of assets
- Severance cost for employees at the cessation of operations

CAPITAL COST ESTIMATE DETAILS

UNDERGROUND CAPITAL COST ESTIMATE

Mine equipment costs shown in Table 18-31, are based upon recent budget quotations and estimates from public sources.

TABLE 18-31 MINE CAPITAL COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
UG Equipment	17,385
UG Development	24,314
UG Services	18,745
Recovery of Stores (cement)	(6,000)
Total	**54,445**

The mine equipment will be purchased through the preproduction period with the equipment to be used for the mine development with contract operators and subsequently to be used by company personnel for operations.

The long hole drill while included in the total is not purchased until after the start of operations as the early production will all come from drifting in ore, slashing to width and benching or breasting as appropriate.

Capital mine development will be undertaken by contractors using mobile equipment provided by Avalon. The mining equipment will be operated and maintained by the contractor while being used by the contractor. Avalon will provide supplies, explosives, fuel, power, and camp accommodations.

Stope production is not included in the capital development period as capital development is planned to be stopped at the stope entrance.

Scott Wilson RPA used the mine contracting labour and maintenance costs as presented by TMCC and then deleted the equipment ownership costs as the equipment will be purchased by Avalon. Scott Wilson RPA estimated the materials and supplies for the

development based on cost estimates for the various items and supplies required for development. Material freight costs are included in the annual barge lift costs.

Raise development costs for the ventilation raise and the ore pass were based upon the use of an Alimak raise climber and the costs were based on an estimate from TMCC. The estimated raising cost was C$2,200 for a 3 m by 3 m raise and C$3,000 per metre for a 4 m x 4 m raise plus set up and tear down costs of C$41,000 per raise and C$64,000 for mobilization and demobilization.

Underground services include the mine power and ventilation systems as well as a paste backfill distribution system when the mine is expanded to 2,000 tpd. The underground crusher excavations are included in the mine development costs but the purchase and installation of the crusher and ore conveyor are included in the mill capital cost estimate.

CONCENTRATOR

Concentrator capital costs were taken from the estimate by Melis based upon the costs factored against installed equipment cost. For presentation the fuel use during construction was deducted and moved into the "indirect" category and the contingency was deducted and added into the overall contingency for the project. Capital spares were also deducted and moved to a different category. A 1.8% adjustment was added to the loaded labour costs reflecting the NWT 2% payroll tax burden applicable to payroll and bonuses. A summary of the capital cost estimate is shown in Table 18-32.

TABLE 18-32 CONCENTRATOR CAPITAL COST ESTIMATE

Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Mill (TLP)	128,251
Tailings Facility (TLP)	9,093
Total	**137,344**

The Thor Lake tailings facility design was completed by Knight Piésold who provided the material quantities for the tailings area. Scott Wilson RPA has provided the unit cost estimates for the work to generate the cost estimate. The tailings facility will be

constructed in two separate phases with the second phase of construction required when the operation is expanded.

SURFACE INFRASTRUCTURE AND EQUIPMENT

A surface equipment fleet has been developed for the TLP and is shown in Table 18-33. The surface equipment has been estimated as a mixture of new and used equipment. Equipment such as the grader and cranes, which will not see extensive heavy service, will be purchased used and are expected to be able to meet the operation's requirements. Wherever possible the use of good used equipment for this support fleet would be evaluated and used in place of new units. In the case of the container forklifts, new units are proposed as these units are critical to the fast turnaround of the barges and regular movement of concentrate containers.

This infrastructure includes all of the roads, yards, airstrip, camp, power and supplies storage needs for TLP including the materials handling requirements at Great Slave Lake. The camp has been estimated on the basis of a new camp and the power supply system is a new modular system designed by Finning and based on the Caterpillar 3516HD diesel generators.

TABLE 18-33 SURFACE INFRASTRUCTURE CAPITAL COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Surface Equipment	9,597
Infrastructure	26,472
Total	**36,069**

HYDROMETALLURGICAL PLANT

The hydrometallurgical plant capital estimate has been prepared by Melis. The plant cost was based on the use of new equipment and the initial plant capacity is generally suitable for the expanded production case as the equipment and processes are not amenable to the use of parallel streams for the expanded case.

An acid plant will be built at the site and the cost estimate for the acid plant is based on a quotation by a sulphuric acid plant supplier. A capital estimate summary for the Pine Point site is shown in table 18-34.

The Pine Point tailings facility design was completed by Knight Piésold who provided the material quantities for the tailings area. Scott Wilson RPA provided the unit cost estimates to generate a cost estimate for the facility. The Pine Point tailings facility is planned to be constructed in two phases to reduce the initial capital outlay. Phase 1 of the construction is required for the commencement of operations

TABLE 18-34 HYDROMETALLURGICAL PLANT CAPITAL COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Hydrometallurgical Plant	194,392
Surface Equipment (Pine Point)	5,173
Tailings (Pine Point)	22,829
Acid plant	90,708
Total	**313,102**

A mobile fleet will be required at Pine Point to support the hydrometallurgical plant operations and for the transportation of goods to and from the dock throughout the year, In this area as well Scott Wilson RPA recommends that good used equipment be sought for the service units which are required but are not full time production units.

For the Pine Point operations there is the flexibility to hire certain equipment as needed from contractors in Hay River or Fort Resolution.

FIRST FILLS AND CONTAINERS

Containers for the concentrate movement between the TLP and Pine Point have been specified as 45 t capacity containers. Initially two sets of containers will be required (one at Pine Point and one at the TLP) and then a third and fourth set are required when the operating rate is doubled. An estimate of first fills cost is provided in Table 18-35.

TABLE 18-35 FIRST FILLS AND CONTAINERS CAPITAL COST ESTIMATE

Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
First Fills (Mill)	20,457
First Fills (Fuel)	18,700
Warehouse Spares	5,324
Second Set Containers	33,399
Hydrometallurgical Spares and 1st Fills	3,500
Recovery of Stores	(32,967)
Total	**48,414**

For the start of operations at Thor Lake a supply of reagent and fuel will be required. Then when the operation is expanded the quantity will need to be increased. Scott Wilson RPA has included a full year of reagents and fuel to ensure that there is not a reduction in production due to a lack of fuel or reagents.

INDIRECT COSTS

The indirect costs are estimated to be C$80.7 million as summarized in Table 18-36. Engineering for the facilities and operations will be carried out through the permitting and the construction phases. Regulators are expected to require a significant level of detail especially for any facilities related to water. Engineering costs for the completion of the detailed engineering is included in this estimate.

TABLE 18-36 INDIRECT COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Engineering (Pine Point & Thor Lake)	14,640
Procurement (Pine Point & Thor Lake)	8,115
Construction Management (Thor Lake)	21,554
Owners Costs	13,497
Construction Freight to Thor Lake	6,315
Construction Management (Pine Point)	8,978
Owners Costs (Pine Point)	7,557
Total	**80,657**

The procurement for the project is forecast to extend over a two year period with a crew of eight working on purchasing, expediting, payables and some level of freight handling. The construction management at Thor Lake is forecast to include a staff of eight management personnel for a two year period. After construction some of the personnel will continue on with operations. Supervisor salary rates for this period reflect the overtime in a remote construction effort.

The construction support crew are the employees to operate cranes, forklifts and trucks and to serve as labourers to support the construction efforts. This is a crew of six who's salaries are based upon overtime schedules. The cost estimate includes numerous construction support items that would in a less remote location be rented or provided by subcontractors as required.

The Owners costs include an Owner's team of 15 staff for a full year prior to the commencement of operations. Travel for the team R&R is included. Charter air craft flights to the site from Yellowknife are include on the basis of two flights per week over a two year period, the rate is suitable for a Twin Otter or King Air aircraft. The Twin Otter offers a larger payload and more personnel capacity.

Catering for the site crews will be contracted and handled by the Owner. The catering estimate is based on 100 men on site for two full years at a rate of C$40.64 per manday

based on recent camp operating costs for similar size camps. Camp power is included as a 500 kW draw for camp operations over a two year period at a cost of C$0.24/kW-hr.

Employee induction and safety training is proposed by Avalon and the cost of a 40 hour course for an estimated 150 total staff at an average cost of C$30 per hour. In addition a labour cost for operating personnel brought to site in advance of the "start up" has been included. The estimate is based upon a crew of 80 for a one month period. Costs for the recruitment of the operating team are included.

Freight costs for the mill and hydrometallurgical plants are carried in those individual capital estimates. The container freight costs for the concentrate containers are included in the container costs. The freight costs covered in this area are for the mine and services materials as well as the barging of material and fuel over the two summer seasons of construction. The third summer barge lift is covered in the operating costs.

OTHER CAPITAL COSTS

The remaining capital costs are shown in Table 18-37. The environmental bond is estimated to be C$11 million for the Thor Lake and Pine Point sites. It is assumed that the Murphy Royalty will be bought out at the start of operations.

TABLE 18-37 CONTINGENCY AND OTHER CAPITAL COST ESTIMATE

Avalon Rare Metals Inc. – Thor Lake Project

	C$ '000
Environmental Bond	11,000
Murphy Royalty Buyout	1,200
Contingency	144,502

The cost estimate includes a contingency allowance as shown in Table 18-37 and in more detail in Table 18-38. The contingency levels were assigned to each of the areas and then combined to generate an overall project contingency estimate. Overall, the contingency on the total LOM capital is 19%.

TABLE 18-38 CONTINGENCY ALLOWANCE
Avalon Rare Metals Inc. – Thor Lake Project

Area	Total	% Contingency	
UG Equipment	17,385	18%	3,110
UG Development	24,314	20%	4,919
UG Services	18,745	24%	4,517
Recovery of Stores (cement)	-6,000	0%	
Mill	128,251	26%	33,191
Thor Lake Tailings	9,093	25%	2,273
Surface Equipment	9,597	21%	1,989
Infrastructure	26,472	25%	6,618
Hydro Met Plant	194,392	25%	48,598
Pine Point Tailings	22,829	25%	5,707
Acid Plant	90,708	10%	9,071
Surface Equipment Pine Point	5,173	20%	1,047
First Fills - Mill	20,457	2%	348
First Fills - Fuel	18,700	0%	-
Warehouse Spares	5,324	24%	1,281
Second Set Containers	33,399	5%	1,670
Hydromet Spares and First Fills	3,500	0%	-
Recovery of Stores	-32,967	0%	
Engineering Pine Point &Thor Lake	14,640	25%	3,660
Procurement Pine Point & Thor Lake	8,115	25%	2,029
Construction Management Thor Lake	21,554	25%	5,389
Owners Costs	13,497	25%	3,374
Construction Freight to Thor Lake	6,315	25%	1,579
Construction Management Pine Point	8,978	25%	2,244
Owners Costs Pine Point	7,557	25%	1,889
Sustaining Capital	73,000	0%	
Contingency	144,502		144,502
Environmental Bond	11,000	0%	
Murphy Royalty Buyout	1,200	0%	
Grand Total	**899,733**	**19%**	

OPERATING COST ESTIMATE

An operating cost estimate has been compiled for all phases of the project. The estimate was compiled from work by Melis (flotation plant costs and hydrometallurgical plant capital cost), J.R. Goode and Associates (hydrometallurgical plant operating costs) and Scott Wilson RPA. The costs are shown in Table 18-39 for the initial 1,000 tpd operating phase, the subsequent expansion to 2,000 tpd and for the LOM average. The operating costs in the expansion year were estimated as an average of the costs in the preceding and following years. The LOM average operating cost per tonne is C$266.92 including mining, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale.

TABLE 18-39 OPERATING COST ESTIMATE
Avalon Rare Metals Inc. – Thor Lake Project

	Life of Mine C$/t milled	1,000 tpd C$/t milled	2,000 tpd C$/t milled
Thor Lake			
Mining	37.00	43.86	35.88
Processing (Power Removed)	25.85	31.98	24.87
Surface Services	6.54	10.30	6.11
Administration	11.57	15.76	11.01
Power	28.89	12.23	10.90
Summer Freight	11.47	36.21	27.07
Pine Point			
Processing	123.87	137.33	119.88
Surface Services	1.86	4.78	2.26
Administration	2.56	11.20	10.18
Power	5.46	3.88	5.48
Sales & Marketing	11.86	3.43	1.64
Total Operating Costs	**266.92**	**310.95**	**255.27**
Total Annual Cost		**$113,497,924**	**$186,349,391**

Operating costs is this section, including the costs at Pine Point, when shown on a per tonne basis are per tonne of ore milled at Thor Lake.

OPERATING COST EXCLUSIONS

The operating costs do not include:

- Any provision for inflation
- Any provision for changes in exchange rates
- GST/HST
- Preproduction period expenditures
- Corporate administration and head office costs in Delta and Toronto
- Site exploration costs or infill drilling or development for conversion of additional resources to mineral reserves.

OPERATING COST ESTIMATE DETAILS

The operating costs are in Q1 2010 Canadian dollars. Annual budgets were prepared on a monthly basis to reflect the seasonal fuel use on mine air heating and the summer freight lift and concentrate shipping. Other operating activities have not been adjusted for seasonal impacts. The initial project scheduling projected the start of operations in the fall of a given year and hence the budgets run from October to September.

The key changes between the operating cost estimate for the 1,000 tpd and 2,000 tpd cases are the increased "variable" costs. There are only minor increases projected in the administration and management costs at Thor Lake and Pine Point. The hydrometallurgical plant costs increase by a small percentage as the plant was largely designed to accommodate the higher tonnage from the start.

SALARY AND LABOUR RATES

Salary and wage rates were generated by Avalon and are based on an analysis of wage and salary surveys followed by the selection of specific rates for the project.. Miner's rates include incentive allowances and there are allowances for salaried bonuses as well. The rates include the annual employer maximum contribution for EI, WCB and CPP. There is provision for a company paid contribution of 3.75% of annual base salary to an RRSP and an allowance of C$4,000 per person per year for supplemental benefits.

There is an allowance for an incentive bonus scheme with the bonus ranging from 3% to 50% of the base salary with an average payment of 75% of the maximum bonus.

Overtime is included in the wages costs based on no overtime for staff (salaried personnel) and 16% overtime for hourly paid employees.

Scott Wilson RPA has added the NWT payroll tax, a 2% tax on all wages and bonuses as a line item in the operating costs estimates. Based upon the interpretation of the 2% payroll tax, the tax is estimated as a 1.8% tax on the loaded wage and salary costs.

For the Pine Point site the wages have been multiplied by a factor of 0.9 reflecting a projected reduction in labour costs related to the nature of the work and the location. Avalon considers that the attraction of the non fly in – fly out (FIFO) operation will allow it to recruit employees without the perceived "premium" applied to FIFO operations such as Thor Lake. Scott Wilson RPA considers this to be a cost risk as Scott Wilson RPA expects that it will be difficult to attract skilled operators, maintenance and technical personnel to live in Hay River and commute daily to a job in Pine Point.

FUEL PRICE AND FUEL TAXES

The operating costs are based upon a diesel fuel price of C$0.85/l FOB site (C$0.80/l fob Edmonton plus C$0.05/l freight to north. Freight costs from Hay River to Thor Lake are included in the summer freight costs.

The NWT has a fuel tax on diesel used for mobile equipment and for power generation. Scott Wilson RPA has included the fuel tax allowance of 9.1 c/l for mobile equipment and C$0.031/l for diesel used in power generation. Appropriate record keeping will need to be set up and maintained to substantiate apportioning of the diesel consumed at the site.

Propane has been included at a cost of C$0.43 per litre. Scott Wilson RPA considers this to be a cost risk as propane prices vary over a wide range. Avalon will benefit from purchasing it's annual supply of propane in the summer months when propane demand is lower.

MINE

The mine costs are based on a combination of quotations for certain mine supplies, and experience from similar operations for the estimate of mine manpower and maintenance required for the mobile equipment fleet. Mine costs include all of the underground

mining costs except for crusher operation which is included in the mill operating costs estimate. In the initial years there is no long hole mining, no paste fill placement and minimal waste development after the preproduction development. The costs are summarized in Table 18-40. After the expansion to 2,000 tpd there is provision for cemented paste fill as well long hole stoping.

TABLE 18-40 UNDERGROUND MINE COST SUMMARY
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Development	1,963,600	1,035,600
Stoping	1,948,676	2,472,000
Backfill	0	5,990,400
Mine G&A		
Engineering	765,332	873,683
Geology	522,754	1,033,508
Supervision	978,242	990,242
Labour	5,576,225	6,461,891
Fuel	1,318,920	2,101,253
Equipment and Supplies	2,934,690	5,233,454
Total	**16,008,440**	**26,192,031**
Cost per tonne	**$43.85**	**$35.87**

The key mine supplies are explosives, ground support, fuel and propane for mine air heat. Mine power costs are included in the overall power cost estimate for the site which is described below.

Explosives costs are based on the use of ANFO as the main explosive with an allowance of 10% for packaged slurry explosives and the use of Nonel detonators. Explosive usage is estimated to be 0.8 kg/ tonne.

Diesel fuel costs were estimated from the estimated hourly consumption for the prime underground units coupled with an estimate of the annual operating hours. Fuel consumption was estimated to be 820,000 litres per year in the underground mine at 1,000 tpd and 1.3 million litres per year at 2,000 tpd.

Propane for mine air heating was estimated based upon the annual average temperatures and the use of mine air heating to bring the intake air to 35 degrees F for those months where the average annual temperature is below freezing. The propane cost was estimated as C$0.43 per litre. The annual consumption for mine air heating is estimated to be 1.5 million litres at 1,000 tpd and 2.2 million litres per year at 2,000 tpd.

Salary and wages have been included as single line items and have not been allocated to the various activities in the mine.

The annual mine budget estimate is shown in Table 18-41.

Within the cash flow estimate the mine operating costs for the first year of operations were reduced by C$1.4 million to recognize the 49,000 tonnes of ore to be mined in the preproduction period.

Paste fill placement is included in the mine costs at a cement addition rate of 4% and a cost of C$260 /t of cement delivered to the site. The annual cement requirement is forecast to be 23,000 tonnes. This will require 1,100 standard 20' containers with 2 tonne bags of cement.

TABLE 18-41 MINE COST DETAILS

Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Ore Drift Advance	1,924,000	996,000
Ore Slashing	1,948,676	1,296,000
Long Hole Mining		1,176,000
Raising	39,600	39,600
Backfill		5,990,400
Mine Rescue Training	12,000	12,000
Safety Supplies	12,000	24,000
Supervision	966,242	978,242
Engineering and Survey	765,332	873,683
Geology and Grade Control	522,754	1,033,508
Mine Services	1,318,920	2,101,253
Mine Labour	5,401,154	6,237,284
Jackleg and Stoper Drills	12,000	18,000
Jumbos	120,000	240,000
Jumbo Drills	60,000	120,000
Scooptrams	180,000	540,000
Trucks	180,000	360,000
Other Mobile Equipment	60,000	240,000
Small Power Tools	12,000	24,000
Fans	12,000	24,000
Pumps	36,000	48,000
Pipe, Hoses and Fittings	24,000	36,000
Ventilation Supplies	12,000	24,000
Mine Electricals	60,000	60,000
Maintenance Shop	2,154,690	3,475,454
Unallocated Labour Costs	175,071	224,607
Total	**16,008,440**	**26,192,031**
Cost per tonne	**$43.85**	**$35.87**

MILL

Mill operating costs were estimated by Melis and are summarized below in Table 18-42. The mill operating cost details are discussed in more detail in the memorandum by Melis. For the operating cost estimate, Scott Wilson RPA deducted the power cost from the estimate by Melis and included the power costs as a single budget line item. Scott Wilson RPA also added an allowance for the NWT payroll tax which has not been included by Melis.

TABLE 18-42 MILL COST DETAILS

Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	**2,000 tpd C$ pa**
Mill Labour	5,175,970	5,869,695
Reagents	3,573,350	7,168,600
Comminution Media	1,865,150	3,723,000
Maintenance Consumables Allowance	1,058,500	1,394,300
Total	**11,672,970**	**18,155,595**
Cost per tonne	**$31.98**	**$24.87**

Notes:

1. The estimated operating costs are based on the listed line items identified to the level of detail available for the pre-feasibility. The accuracy of the operating cost estimate is considered at a pre-feasibility level only in keeping with the +/- 25% level of accuracy of the overall pre-feasibility study.
2. The operating personnel costs are based on the minimum number of operating and maintenance personnel required to operate the facility using experienced workers, and on salaries provided by Avalon.
3. The reagent and comminution media costs, based on first quarter 2010 budget pricing obtained from suppliers, include an operating period freight cost from Edmonton to Thor Lake site of $90/tonne provided by Avalon.
4. The reagent costs are based on average mid-range consumptions provided by Avalon. The minimum and maximum ranges provided in this report imply that the reagent cost is more appropriately noted as $9.79/tonne ± $2.50/tonne.
5. Two percent of capital cost of equipment, excluding crushers, grinding mills, screens and building.
6. Based on electrical power cost of $0.22/kWh at the Thor Lake site (Dennis Bergen email dated January 26, 2010; this cost was adjusted slightly upward to $0.228/kWh at the May 5, 2010 review meeting which brings the $14.55/tonne power cost up to $15.08/tonne, an increase of $0.53/tonne).
7. The operating power was estimated at an average of 54% of peak power demand. Every 5% increase in the average operating power would increase the operating cost by $1.35/tonne.
8. Heating is assumed to be provided by waste heat from power generation and process equipment.

THOR LAKE SURFACE

The Thor Lake surface costs include the operation and maintenance of the camp and surface facilities (but not the power house) and the operation of the surface equipment for the maintenance of roads and movement of materials and supplies excluding the

summer barge lift costs and the associated handling of concentrate, fuel and freight. The annual Thor Lake surface budget is shown in Table 18-43.

TABLE 18-43 SURFACE PLANT COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Water Supply	24,000	36,000
Sewage	6,000	60,000
Heating System	60,000	84,000
Plant Services	182,034	225,968
Safety and First Aid	12,000	60,000
Plant Operation - Labour	2,633,297	2,844,855
Plant Supervision	572,051	572,051
Small Tools	12,000	12,000
Building and Installations	18,000	60,000
Heavy Equipment	120,000	180,000
Light Vehicles	12,000	60,000
Access Road Maintenance	9,000	60,000
Air Strip and Site Road Maintenance		60,000
Camp Operations	30,000	60,000
Compressors	12,000	24,000
Other	57,264	60,856
Total	**3,759,647**	**4,459,730**
Cost per tonne	**$10.30**	**$6.11**

THOR LAKE ADMINISTRATION

The administrative costs for the Thor Lake site cover the mine site administration on the basis that the operation is a stand alone site with site management, purchasing, payroll and accounts payable handled by site personnel. Health and safety and environment are also included in the mine administration. The administrative cost estimate is summarized in Table 18-44.

TABLE 18-44 ADMINISTRATION COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Labour	1,495,333	1,796,391
Services	3,761,957	5,454,931
Warehouse Labour	339,498	485,958
Freight and Expediting	156,000	300,000
Total	**5,752,788**	**8,037,280**
Cost per tonne	**$15.76**	**$11.01**

Catering at the Thor Lake site is included in the administration costs and is estimated to cost C$41.24 per man day in the camp and the annual caterings costs are C$1.6 million at the 1,000 tpd rate and C$1.8 million at the 2,000 tpd rate. Property taxes are included in the administration costs. Crew transportation costs are included on the basis of Yellowknife as the point of hire for Thor Lake personnel with two charter flights per week between the site and Yellowknife using a Twin Otter aircraft to carry freight and personnel. There is also an allowance for the transportation of some staff to and from locations in southern Canada.

SALES AND MARKETING
Sales and marketing costs cover the sales manager and personnel to manage the loading and handling of product in Hay River. There are allowances for sales related travel and activities and an estimate for the cost of freight from Pine Point to a port in China.

Product freight costs are based on truck haulage to Hay River and then rail shipment to Vancouver or Chicago. Shipments bound for China would be re-handled in Vancouver and loaded from box cars into containers for shipment by sea. The product shipping cost estimate details are shown in Tables 18-45 and 18-46.

TABLE 18-45 SALES AND MARKETING COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Administration Staff incl.O/H	220,580	285,191
Travel and Communications	318,000	318,000
Warehouse Staff incl. O/H	169,749	169,749
Freight	3,755,120	7,183,579
Total	**4,463,449**	**7,956,519**
Cost per tonne	**$12.23**	**$10.90**

A summary of the product shipping costs is shown in Table 18-46. The costs are based upon the average concentrate tonnages planned to be generated from the plant at Pine Point. The costs are based on shipping by truck to Hay River where all products will be transferred to rail cars for shipping to either Vancouver or Chicago by rail. Chicago is considered to be one of the delivery points fro this analysis. Products shipped to Vancouver will be repackaged in containers for shipment by sea to China. For the purpose of this study it was assumed that he ZrO_2 would go to Chicago and the REO products will go to China. The REO, niobium and ZrO_2 will be packaged in plastic supersacks while the tantalum will be packaged in 205 l steel drums. All products will be palletized at Pine Point.

Rail shipping costs are based on CN quoted rates from Hay River to either Chicago or Vancouver. There is no plan to re-establish the rail line connecting Pine Point and Hay River. Load limits are applicable to the northern section of the rail line in the summer season. In the summer the allowable load per rail car is estimated to be 63.9 t while in winter this rises to 85.7 t for an annual average of 73 t per rail car. The load limits are summarized in Table 18-47.

TABLE 18-46 PRODUCT SHIPPING COST ESTIMATE DETAILS

Avalon Rare Metals Inc. – Thor Lake Project

		1,000 tpd C$ pa	2,000 tpd C$ pa
Products			
REO Concentrates	t	7,055	13,755
Nb_2O_5	t	1,279	2,503
ZrO_2	t	16,859	32,062
Ta_2O_5	t	83	139
	t	25,277	48,459
Cost per tonne			
REO Concentrates	$	145.47	145.47
ZrO_2	$	155.56	155.56
Nb_2O_5	$	145.47	145.47
Ta_2O_5	$	931.47	931.47
Annual Cost			
REO Concentrates	$	1,026,280	2,000,916
ZrO_2	$	199,017	389,432
Nb_2O_5	$	2,452,489	4,663,961
Ta_2O_5	$	77,333	129,270
Annual Total	$	3,755,120	7,183,579

TABLE 18-47 RAIL CAR LOAD LIMITS

Avalon Rare Metals Inc. – Thor Lake Project

		Summer	Winter
Allowable Load on Rail Line	lbs	220,000	268,000
Empty Car Weight	lbs	79,500	79,500
Allowable Freight Load	lbs	140,500	188,500
Freight Load Limit Per Car	Short tons	70.25	94.25
Freight Load Limit Per Car	Metric tonnes	63.86	85.68
Annual Average Load Per Car	Metric tonnes	72.95	

The shipping cost from Pine Point to Hay River is estimated to be C$5.00 per tonne. This rate is based upon some level of back haul capability from trucks hauling freight into the plant at Pine Point. The transloading in Hay River is included in the sales operating cost details and will be handled by company employees working in Hay River. The rail cost estimate was C$6,673 per car from Hay River to Vancouver and C$9,233 from Hay River to Chicago.

Bags and pallets are included at C$12/t each ($12 each). Pallets will be treated and certified as required for international shipment into China. Container loading in Vancouver is estimated to cost C$10 per tonne and ocean freight is included at C$15 per tonne. The costs of shipping REO to China are summarized in Table 18-48, and the costs of shipping REO to Chicago are summarized in Table 18-49.

TABLE 18-48 REO SHIPPING TO CHINA
Avalon Rare Metals Inc. – Thor Lake Project

	C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating cost
Rail to Vancouver	91.47
Bags	12.00
Pallets	12.00
Transfer in Vancouver	10.00
Sea Freight	15.00
Cost per tonne of product	**145.47**

There is not a significant difference between the cost of shipping to Chicago or to a port in China. At this time there are no sales contracts in place and accordingly the shipping costs may vary depending upon the sales contracts that are to be negotiated.

TABLE 18-49 REO SHIPPING TO CHICAGO
Avalon Rare Metals Inc. – Thor Lake Project

	C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating costs
Rail to Chicago	126.56
Bags	12.00
Pallets	12.00
Cost per tonne of product to Chicago	**155.56**

For tantalum the shipping is planned to be in 205 l steel drums. The costs of the drums are C$150 per tonne of tantalum product and it is estimated that there will be five pallets per tonne for a cost of C$60/t product. The total shipping cost of the tantalum is estimated to be C$931 per tonne of product as shown in Table 18-50.

TABLE 18-50 TANTALUM SHIPPING TO CHINA
Avalon Rare Metals Inc. – Thor Lake Project

	C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating cost
Rail to Vancouver	91.47
Barrels	750.00
Pallets	60.00
Transfer in Vancouver	10.00
Sea Freight	15.00
Cost per tonne of product	**931.47**

Scott Wilson RPA notes that these costs are subject to revision as sales contracts are made and as rates for shipping are negotiated with suppliers.

POWER – THOR LAKE

Power for the Thor Lake site will be generated with diesel units, the operating costs are based on the generation of 0.27 kW-hr of electrical power per litre of fuel and the installation of power factor management facilities to run a power factor near unity. The annual power generation operating costs are shown in Table 18-51. With six engines

installed and their use rotated, there will be no overhauls in the initial two years. Operating costs include an allowance for the average annual overhaul costs starting in the third year.

TABLE 18-51 POWER GENERATION COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Power		
General Materials	24,000	80,000
Generator Rebuilds	0	300,000
Mech/Elect Repair Parts & Materials	24,000	36,000
Diesel Fuel	13,047,253	19,223,896
Lubricants & Grease	120,000	120,000
Total	**13,215,253**	**19,759,896**
Cost per tonne	**$36.21**	**$27.07**
GW-hrs generated	54.8	80.7
Cost per kW-hr	$0.24	$0.25

The annual fuel requirement for power generation at Thor Lake is 14.8 million litres at 1,000 tpd and 21.8 million litres at 2,000 tpd.

SUMMER FREIGHT

The details of the annual summer freight costs are shown in Table 18-52. This cost area includes the annual barge charters for both the docks at Pine Point and Thor Lake, the tug and barge charters for hauling material and the materials handling costs for goods and concentrate at Pine Point and Thor Lake. Materials at Thor Lake will be offloaded and then moved up to the plant site.

TABLE 18-52 SUMMER FREIGHT COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Surface Costs of Freight Handle	525,720	1,051,440
Board	24,000	48,000
Barging	2,645,438	5,290,876
Set up	66,200	66,200
Extra Time for Barge to Fuel	224,188	373,646
Annual Dock Installation and Removal	600,917	600,917
Total	**4,086,462**	**7,431,078**
Cost per tonne	**$11.20**	**$10.18**

The surface costs at Thor Lake include the costs to move full containers from the mill to a yard at Great Slave Lake and then load them onto the barges. Empty containers at Thor Lake are unloaded to a yard at Great Slave Lake and then hauled by truck to the mill site. The process is reversed at Pine Point but in each case the containers must be loaded or offloaded from the barges, moved to a temporary location near the dock and then rehandled by loading onto a truck for relocation to the plant site. This work will be seasonal but will require heavy lift forklifts and transport trucks at both Pine Point and Thor Lake.

At 1,000 tpd and based on the forecast concentrate production there will be 12 barge trips per season. Based on a cycle time of 32 hours for sailing and docking with a 20% contingency on the time there will be 19 days of sailing time per season plus an estimated 6 days of standby for weather delays. Barge costs are based on charter rates of C$27,500 per day for the tug and C$3,000 per barge per day. It is estimated that with the barges serving as docks there will be 19 barges under charter. The barge costs of C$2.65 million per season include C$1.64 million for operating charter time, C$0.43 million for standby and delays and C$0.50 million for annual mobilization of the barges and tug.

In addition the extra travel for fuel trips will add C$224,000 per season and the delivery and set up of the barge docks at Pine Point and Thor Lake will cost C$600,000 per year. Fuel will come in on barges loaded at Hay River, this will require an extra leg on several

voyages per season to go from Pine Point to Hay River for fuel. At Thor Lake the fuel will be offloaded to storage tanks at Great Slave Lake. From there the fuel will be hauled by fuel trucks to the main storage tank farm at Thor Lake. It is estimated the barges can take approximately two million litres of fuel each so that 6 million litres can be brought in at a time.

Other supplies and freight will be handled as large cargo on deck or in standard sea containers for shipment to Thor Lake.

PINE POINT ADMINISTRATION

The Pine Point administration costs cover the Pine Point site administration functions such as payroll and payables will be shared between the two sites and that receivables would be handled by staff at Pine Point. Employee transportation cost allowances are included for daily transportation between the site and Fort Resolution and Hay River as there is no accommodation planned for the Pine Point site. Health and safety and environment are also included in the site administration. The annual budget estimate is shown in Table 18-53.

TABLE 18-53 PINE POINT ADMINISTRATION COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Administration Labor	794,683	791,389
Administrative Services	648,000	552,000
Warehouse Labour	242,979	242,979
Freight	60,000	60,000
Total	**1,745,662**	**1,646,368**
Cost per tonne	**$4.78**	**$2.26**

PINE POINT - SURFACE

The Pine Point surface costs include the operation and maintenance of the surface facilities and the maintenance and operation of the surface equipment for the maintenance of roads and movement of materials and supplies. The annual Pine Point surface budget is shown in Table 18-54.

TABLE 18-54 PINE POINT SURFACE PLANT COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Water Supply	12,000	18,000
Sewage	6,000	6,000
Heating System	6,000	6,000
Plant Services	98,400	98,400
Safety and First Aid	18,000	18,000
Plant Operation - Other	24,000	24,000
Plant Supervision	82,239	82,239
Small Tools	12,000	12,000
Building and Installations	30,000	30,000
Heavy Equipment	120,000	120,000
Light Vehicles	60,000	60,000
Compressors	60,000	
Labour Costs	722,308	722,308
Total	**1,250,947**	**1,196,947**
Cost per tonne	**$3.43**	**$1.64**

HYDROMETALLURGICAL PLANT

The hydrometallurgical plant operating costs are estimated to be as shown in Table 18-55.

TABLE 18-55 HYDROMETALLURGICAL PLANT COSTS
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Labour	8,177,072	9,227,687
Electrical Power	1,414,384	4,001,264
Process Reagents	36,870,395	66,873,084
Maintenance Parts	4,520,000	10,451,000
Mill Overhead	300,000	440,000
Tailings Allowance	260,456	520,912
Total	**51,542,307**	**91,513,947**
Cost per tonne	**$141.21**	**$125.36**

ECONOMIC ANALYSIS

A Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-56. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

PRODUCTION

- Mineral Reserves of 12.01 Mt at a grade at an average NMR of C$534/t
- Underground mining using a combination of cut and fill, and long hole stoping
- Production of ore starting at 1,000 tpd in Year 1 and ramping up to 2,000 tpd in Year 4
- Two years of construction followed by 18 years of mine life
- Producing a bulk flotation concentrate containing REO, ZrO_2, Ta_2O_5 and Nb_2O_5 at Thor Lake
- Barging 130,000 tonnes of concentrate (at full production) across the Great Slave Lake to Pine Point annually in the summer
- Hydrometallurgical extraction of TREO, ZrO_2, Ta_2O_5 and Nb_2O_5 at Pine Point

REVENUE

- Concentration and Hydrometallurgical recoveries as indicated by testwork
- Metal price:
  - Independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014
  - No inflation after 2014 (assumed commencement of production)
  - Average price per kg of product is US$11.91
  - TREO prices reflect premium for HREO's in the product.
- Revenue is 56% from TREO, 21% from Nb_2O_5, 20% from ZrO_2 and 3% from Ta_2O_5.
- An exchange rate of C$1.11/US$
- Revenue is delayed by two months after production at hydrometallurgical plant to account for delay in payment while product is shipped to markets.

COSTS

- Pre-production capital of C$582 million
- Life of mine capital of C$900 million
- Average life of mine operating cost of C$267/t

TAXES AND ROYALTIES

- A 3% NSR royalty and an NWT royalty on profits

- A federal tax rate of 15% and a territorial tax rate of 11.5%

Table 18-66 Cash Flow Summary
Avalon Rare Metals Inc. – Thor Lake Project

	Units	Total	Year -2 to Year 20
MINING			
Operating Days			[illegible]
Plant Throughput	tpd		[illegible]
Ore Mined	tonnes	12,014,425	[illegible]
TREO	ppm	[illegible]	[illegible]
Nb_2O_5	ppm	[illegible]	[illegible]
Ta_2O_5	ppm	[illegible]	[illegible]
ZrO_2	ppm	[illegible]	[illegible]
CONCENTRATION – THOR LAKE			
Ore Milled	tonnes	12,014,425	[illegible]
TREO	ppm	[illegible]	[illegible]
Nb_2O_5	ppm	[illegible]	[illegible]
Ta_2O_5	ppm	[illegible]	[illegible]
ZrO_2	ppm	[illegible]	[illegible]
Concentrator Mass Pull	%	[illegible]	[illegible]
Flotation Concentrate	dmt	[illegible]	[illegible]
Moisture Content in Conc.	%	[illegible]	[illegible]
Wet Weight of Flotation Conc.	wmt	[illegible]	[illegible]
Flotation Recovery			
TREO	%	[illegible]	[illegible]
Nb_2O_5	%	[illegible]	[illegible]
Ta_2O_5	%	[illegible]	[illegible]
ZrO_2	%	[illegible]	[illegible]
HYDROMETALLURGY – PINE POINT			
Plant Feed	tonnes	[illegible]	[illegible]
TREO Recovery	%	[illegible]	[illegible]
Nb_2O_5 Recovery	%	[illegible]	[illegible]
Ta_2O_5 Recovery	%	[illegible]	[illegible]
ZrO_2 Recovery	%	[illegible]	[illegible]
Production			
TREO	tonnes	[illegible]	[illegible]
Nb_2O_5	tonnes	[illegible]	[illegible]
Ta_2O_5	tonnes	[illegible]	[illegible]
ZrO_2	tonnes	[illegible]	[illegible]
Total Tonnage Sold	tonnes	[illegible]	[illegible]
REVENUE			
Prices			
TREO	US$/kg	[illegible]	[illegible]
Nb_2O_5	US$/kg	[illegible]	[illegible]
Ta_2O_5	US$/kg	[illegible]	[illegible]
ZrO_2	US$/kg	[illegible]	[illegible]
Revenue			
TREO	US$'000	[illegible]	[illegible]
Nb_2O_5	US$'000	[illegible]	[illegible]
Ta_2O_5	US$'000	[illegible]	[illegible]
ZrO_2	US$'000	[illegible]	[illegible]
Gross Revenue	US$'000	[illegible]	[illegible]
Exchange Rate	C$/US$	[illegible]	[illegible]
Losses & Handling	%	[illegible]	[illegible]
Net Smelter Royalty	C$'000	[illegible]	[illegible]
Net revenue	C$'000	[illegible]	[illegible]
Net Revenue Per Tonne Milled	C$/tonne	[illegible]	[illegible]
Net Revenue Per kg of Product Sold	US$/kg	[illegible]	[illegible]

Table 18-66 Cash Flow Summary
Avalon Rare Metals Inc. – Thor Lake Project

	Units	Total	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
OPERATING COSTS																								
Thor Lake																								
Mining	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Processing	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Surface Services	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Administration	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Power	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Summer Freight	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Pine Point																								
Processing	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Surface Services	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Administration	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Power	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Sales & Marketing	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Total Operating Costs	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Cost Per Tonne Milled	C$/t milled	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Cost Per kg of Final Product	US$/kg	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
OPERATING CASHFLOW	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
NWT Royalty																								
NWT Mining Royalty	C$ '000	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
	C$ '000	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
CAPITAL COSTS																								
Mine	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Concentrator	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Surface Infrastructure	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Hydrometallurgical Facility	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Pine Pits and Containers	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Indirect Costs	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Sustaining Capital	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Reclamation	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Royalty Buy Out	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Work in Process Allowance	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingency	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Total Capital Costs	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PRE-TAX CASH FLOW																								
Net Cash Flow	C$ '000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cumulative Cash Flow	C$ '000		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Pre-Tax IRR		[illegible]																						
Pre-Tax NPV	Discount Rate	C$ millions																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						
TAXATION																								
Federal Tax	C$ (000)	[illegible]	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NWT Tax	C$ (000)	[illegible]	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Tax	C$ (000)	[illegible]	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
AFTER-TAX CASH FLOW																								
Net Cash Flow	C$ (000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cumulative Cash Flow	C$ (000)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
After-Tax IRR		[illegible]																						
After-Tax NPV	Discount Rate	C$ millions																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						
	[illegible]	[illegible]																						

CASH FLOW ANALYSIS

The cash flow analysis in this report is based on the extraction of the Probable Mineral Reserves in a production plan which extends to the end of Year 20.

PRE-TAX

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals C$2,091 million over the mine life and simple payback occurs 6.84 years after the start of production. The IRR is 14.2% and the net present value (NPV) is as follows:

- C$826 million at a 5% discount rate
- C$428 million at an 8% discount rate
- C$246 million at a 10% discount rate

AFTER-TAX

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals C$1,506 million over the mine life and simple payback occurs 7.25 years after the start of production. The IRR is 11.8% and the net present value (NPV) is as follows:

- C$540 million at a 5% discount rate
- C$236 million at an 8% discount rate
- C$97 million at a 10% discount rate

The cost per kilogram of product is US$5.93, and the net revenue per kilogram of product is US$11.91. The average annual product production is 26,000 tonnes, which rises to a miximum of 32,900 tonnes in Year 16.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Product Prices
- Exchange Rate
- Operating costs
- Capital costs
- TREO price
- ZrO_2 price

The sensitivity of the base case 8% NPV has been calculated for -20% to +20% variations in the above noted parameters. The project NPV is most sensitive to metal price and recovery followed by foreign exchange rate, operating costs, capital costs and individual product constituent prices.

The sensitivities are shown in Figure 18-19 and Table 18-57. The sensitivities to metallurgical recovery and head grade are identical to that of price (for all constituents combined) and are therefore plotted on the same line.

FIGURE 18-19 SENSITIVITY ANALYSIS


700
600
500
400
300
200
100
-
-100
-200
After-Tax NPV at 8% (C$ millions)
-20%
-10%
Base Case
+10%
+20%
Factor of Change
TREO Price
Operating cost
Capital Cost
Zr2O3 Price
Exchange Rate
Revenue

TABLE 18-57 SENSITIVITY ANALYSIS
Avalon Rare Metals Inc. – Thor Lake Project

Parameter Variables	Units	-20%	-10%	Base Case	10%	20%
ZrO_2 Price	US$/kg	3.02	3.39	3.77	4.15	4.52
TREO Price	US$/kg	17.56	19.75	21.94	24.14	26.33
Exchange Rate	C$/US$	0.89	1.00	1.11	1.22	1.33
Revenue	C$ millions	5.16	5.80	6.44	7.09	7.73
Operating Cost	C$/tonne	214	240	267	294	320
Capital Cost	C$ millions	720	810	900	990	1,080

NPV @ 8%	Units	-20%	-10%	Base Case	10%	20%
ZrO_2 Price	C$ millions	169	202	236	269	301
TREO Price	C$ millions	43	139	236	330	424
Exchange Rate	C$ millions	(16)	111	236	358	480
Revenue	C$ millions	(125)	58	236	409	584
Operating Cost	C$ millions	414	325	236	144	53
Capital Cost	C$ millions	393	314	236	157	79

19 INTERPRETATION AND CONCLUSIONS

In the opinion of Scott Wilson RPA, the PFS indicates positive economic results can be obtained for the Thor Lake Project, in a scenario that includes underground mining, preparation of a bulk concentrate at Thor Lake, and hydrometallurgical processing at a plant to be constructed at Pine Point. The final products will be a mixed rare earth oxide concentrate, a zirconium oxide concentrate, a niobium oxide concentrate, and a tantalum oxide concentrate.

Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

The Life of Mine Plan (LOMP) for the Project indicates that Mineral Reserves of 12 million tonnes, at an average grade of 1.70% Total Rare Earth Oxide (TREO) including 0.38% Heavy Rare Earth Oxide (HREO), 3.16% ZrO_2, 0.41% Nb_2O_5 and 0.041% Ta_2O_5 will be mined over 18 years, starting in 2014. LOMP production totals 151,257 t of TREO, 305,938 t ZrO_2, 27,374 t Nb_2O_5 and 1,549 t Ta_2O_5. The production is based on starting at 1,000 tpd and increasing the rate to 2,000 tpd by Year 4.

Capital costs for construction are estimated to total C$729 million, including a contingency of C$115 million. Cash costs are projected to average C$267 per tonne of ore mined (including hydrometallurgical processing), or US$5.93 per kg of product.

At the forecast prices for the Project products, US$21.94/kg TREO, US$3.77/kg ZrO_2, US$45/kg Nb_2O_5 and US$130/kg Ta_2O_5, the Project is estimated to generate net revenue of C$536 per tonne of ore mined, or US$11.91 per kg of product. Pre-tax cash flow totals C$2.1 billion, with an NPV of C$428 million (at an 8% discount rate), and the IRR is 14%. On an after-tax basis, the cash flow totals C$1.5 billion, with an NPV of C$236 million (at an 8% discount rate), and the IRR is 12%.

Specific conclusions by area of the PFS are as follows.

GEOLOGY AND MINERAL RESOURCES

- An extensive diamond drilling program by Avalon Rare Metals has defined two layers of REE mineralization at the Nechalacho Deposit, known as the Upper and Basal Zones. The latter is preferentially enriched in heavy rare earth elements. This deposit is genetically-related to a peralkaline intrusion called the Thor Lake Syenite and it displays features that reflect magmatic segregation and layering as well as hydrothermal/metasomatic overprinting. This deposit type is not common and Avalon has secured the services of people that are skilled at drilling, logging, sampling and modelling this type of deposit.

- Indicated Mineral Resources in the Basal Zone form the basis of the Mineral Reserves, and are estimated to be 14.5 million tonnes, at an average grade of 1.82% TREO including 0.40% HREO, 3.38% ZrO_2, 0.44% Nb_2O_5 and 0.043% Ta_2O_5. Additional resources in the Nechalacho deposit are as follows:
    - Indicated Mineral Resources in the Upper Zone, estimated to be 7 million tonnes, at an average grade of 1.45% TREO including 0.17% HREO, 1.86% ZrO_2, 0.29% Nb_2O_5 and 0.019% Ta_2O_5.
    - Inferred Mineral Resources in the Basal Zone, estimated to be 77 million tonnes, at an average grade of 1.60% TREO including 0.33% HREO, 3.14% ZrO_2, 0.44% Nb_2O_5 and 0.041% Ta_2O_5.
    - Inferred Mineral Resources in the Upper Zone, estimated to be 99 million tonnes, at an average grade of 1.29% TREO including 0.12% HREO, 2.44% ZrO_2, 0.36% Nb_2O_5 and 0.021% Ta_2O_5.

- Mineral Resources were evaluated at an NMR cut-off of C$260 per tonne, based on Pre-Feasibility operating cost estimates. NMR values are calculated in the block model by applying PFS price, recovery, and payable factors to the TREO, ZrO_2, Nb_2O_5 and Ta_2O_5 grades. This methodology is a change from previous estimates, which were based on a cut-off TREO grade, with no consideration for byproduct revenue. The net effect is a significantly lower cut-off value, with a corresponding increase in Mineral Resource tonnage, especially in the Upper Zone.

- Avalon has created a set of internal standards for use in assessing the accuracy of the assaying process. These standards, which have been certified as acceptable by an independent third party, are part of Avalon's comprehensive QA/QC program involving blanks, standards and duplicates. A number of samples have been rejected and re-ran at the lab following the assessment of the values returned for the QA/QC samples and Scott Wilson RPA is of the opinion that the database is valid and suitable for use in resource estimation. Independent validation using assay certificates sent directly from the lab has shown that the database values are correct.

- Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by Avalon at the Nechalacho Deposit to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a development project.

- Drill results from the most recent program (Winter 2009/2010), not yet incorporated into the Mineral Resource estimate, look promising, with potential to extend high-grade portions of the Basal Zone.

MINING

- Probable Mineral Reserves are estimated to be 12.0 million tonnes with grades of 1.71% TREO, including 0.38% HREO, 3.16% ZrO_2, 0.41% Nb_2O_5, and 0.041% Ta_2O_5. Mineral Reserves were estimated at a cut-off value based on a net metal value of C$260 per tonne. Mineral Reserves are based on an underground mine design and stope schedule. Scott Wilson RPA notes that mineralization extends considerably beyond the designed underground mine.

- The deposit is relatively flat-lying, and will be mined with a combination of long hole stoping and drift & fill stoping. The minimum thickness used in the development of the Mineral Reserve estimate was five metres.

- The dilution is estimated to be 15%. This includes low grade, waste and inferred mineral resources within the planned stope outlines.

- The stope schedule was developed on the basis of mining the highest grade stopes first. Further refinement of the stope schedule may lead to small increases in feed grades in the early years.

- Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder. Testwork to demonstrate that a suitable paste fill can be generated from the tailings has yet to be completed.

PROCESSING – CONCENTRATOR

- Mineral processing testwork indicates that the TREO, ZrO_2, Nb_2O_5 and Ta_2O_5 can be recovered in a flotation circuit after crushing and grinding to 80% minus 38 μ with recoveries of 80% of the TREO, 90% of the zirconium oxide, 69% of the niobium oxide and 63% of the tantalum oxide to a flotation concentrate. The processing circuit also includes magnetic and gravity separation stages. The design basis for the PFS was to take 18% of the feed to the concentrate.

- The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical facility at Pine Point each summer using barges to cross Great Slave Lake.

- Tailings from the flotation plant will be stored in a Tailings Management Facility (TMF) located north-east of the mill site.

PROCESSING – HYDROMETALLURGICAL PLANT

- Metallurgical process testwork for the extraction of the TREO, zirconium oxide, niobium oxide and tantalum oxide from the flotation concentrate was carried out and the recoveries of 96% of the TREO, 93% of the zirconium oxide, 82% of the niobium oxide and 60% of the tantalum oxide were demonstrated in the laboratory.

- The hydrometallurgical plant will consist of a concentrate “cracking” process, using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

- The hydrometallurgical process plant will consume a significant quantity of reagents, which are brought to site by rail to Hay River and then by truck to the plant. A stand-alone sulphuric acid plant is included to provide acid for the process.

- The products from the hydrometallurgical plant will be a mixed rare earth oxides concentrate, and separate zirconium oxide, niobium oxide and tantalum oxide concentrates.

- The products will be shipped in one tonne capacity plastic sacks on pallets (or steel drums for the tantalum oxide) and will be taken by truck to the rail head at Hay River and then by rail to Vancouver or to a central location in the USA.

- Tailings from the hydrometallurgical process will be stored in a TMF to be constructed on top of the existing tailings facility near the plant site. It is envisioned that tailings from the Project will be kept separated from the historical tailings by a plastic liner.

- Pine Point was selected as a reasonable location within the NWT for the hydrometallurgical facility, due to the existing disturbance at the brown-field site, reasonable logistics for concentrate and reagent transportation, and access to infrastructure. Both Avalon's aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical plant in the north. In Scott Wilson RPA's opinion, however, the cost of transporting the required reagents outweighs the cost of transporting the concentrate further south, and the Project is incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

INFRASTRUCTURE – THOR LAKE

- The Thor Lake site is isolated and access will be limited to year-round aircraft, and summer barges. Winter ice roads on Great Slave Lake are also feasible, but are not included as an integral part of the PFS.

- A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake.

- A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the TMF and the barge dock on Great Slave Lake will be developed.

- The initial site power will be provided by a 4.7 MW capacity diesel generating station. This will be expanded to 8.4 MW as part of the planned increase in production rate. The diesel plant design is based upon having two spare units at any given time.

INFRASTRUCTURE – PINE POINT

- The Pine Point site is accessible by all-weather roads and highways.
- A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies.
- Offices, shops, yards, and access roads to the TMF and the temporary barge dock on Great Slave Lake will be developed.
- Power will be taken from the southern NWT power grid, with hydroelectricity taken from the Taltson Dam hydroelectric facility.
- The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

ENVIRONMENT

- Baseline studies have been completed for the Project locations.
- Avalon has prepared and submitted a project description report, completed preliminary screening and commenced the Environmental Assessment process necessary for the permit application process in the NWT.
- Rock characterization studies indicate that the rock is not an acid producer.
- Nechalacho mineralization has uranium levels that are higher than average naturally occurring granite, but below levels typically experienced in other rare earth deposits. The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths, including the low levels of thorium in the rock minerals. The overall radiation level in the concentrate is expected to be below Canadian TDGR regulations, and will not require special handling as Dangerous Goods.
- In Scott Wilson RPA's opinion, environmental considerations are typical of underground mining and processing facilities and are being addressed in a manner that is reasonable and appropriate for the stage of the Project.

ECONOMICS

- Scott Wilson RPA notes that the prices used in the PFS are higher than current prices. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014. Unlike forecasts for more common metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals produced by the Project are higher than current prices. Since the Project schedules production commencing in 2014, Scott Wilson RPA is of the opinion that these long-term price forecasts are a reasonable basis for estimation of Mineral Reserves.

- Production rates selected for the Project were market-driven, with consideration for limiting production to a portion of forecast demand growth for rare earths, to avoid disturbing the current market balance. Given the extent of the Nechalacho deposit resources, a significantly higher production rate would be reasonable, absent this market constraint. Scott Wilson RPA expects that significant improvements in Project economics could be realized in a higher production rate scenario.

- Income taxes and NWT mining royalties on the Project are dependent on the selected method of depreciation of capital, and may also be reduced by application of credits accumulated by Avalon. In Scott Wilson's opinion, there is potential to improve the after-tax economic results, as the Project is advanced.

- A work-in-process capital allowance has been included in the Project cash flow, representing delays in realization of revenue from Project products. This delay has been assumed to average two months. As the Project is advanced, and commercial terms established, this assumption may change, with a corresponding effect on Project economics.

20 RECOMMENDATIONS

Scott Wilson RPA recommends that Avalon advance the Thor Lake Project to the Feasibility Study stage and continue the NWT permitting process. Specific recommendations by area are as follows.

GEOLOGY AND MINERAL RESOURCES

Scott Wilson RPA makes the following recommendations:

- Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization.
- Continue in-fill drilling to upgrade Indicated Resources to Measured Resources and upgrade Inferred Resources to Indicated Resources.
- Drill additional drill holes at appropriate angles to assess the nature and significance of the sub-vertical structures since these features may have an effect on the grade distribution and continuity, both of which may affect mining.
- Make an attempt to understand grade continuity for various elements through the use of variography as the database grows. If successful, the results can be incorporated into a new interpolation strategy (such as Ordinary Kriging).
- Attempt to use a different search strategy. In particular, varying the number of composites used for the estimate on a per-hole basis should be assessed when a new resource is estimated.
- Incorporate a Distance Model in the interpolation procedure to assist with the classification model.
- Review cut-off value parameters for the next stage of Project studies.

MINING

Scott Wilson RPA makes the following recommendations:

- Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.
- Carry out paste fill design and testwork to determine the suitability of the tailings and to estimate the quantity of paste fill which can be generated from the tailings stream.
- Incorporate additional Indicated Resources into the mine plan as they become available.
- Investigate higher production rate scenarios.

PROCESSING – CONCENTRATOR

- Optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the Feasibility stage.

- Perform a pilot plant demonstration of the flotation process.

PROCESSING – HYDROMETALLURGICAL PLANT

- Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate and run a pilot plant demonstration of the process.
- Conduct a trade-off study for site location of the hydrometallurgical plant.

- A site specific seismic review is recommended for the TMF during the next phase of engineering.

INFRASTRUCTURE

- Review availability of grid power for both site locations as the Project is advanced.

ENVIRONMENT

- Continue the permitting process for the Project.

ECONOMICS

- Review the marketing considerations as they apply to the project.

Avalon provided a budget (Table 20-1) for the completion of a Feasibility Study, environmental assessment and permitting, aboriginal engagement, metallurgical pilot tests and securing customer contracts. In the opinion of Scott Wilson RPA, this budget is reasonable and appropriate for advancing the Project.

TABLE 20-1 PROJECT ADVANCEMENT BUDGET
Avalon Rare Metals Inc. – Thor Lake Project

Item	Cost (C$ millions)
Exploration/Upgrade Drilling & Geology	19.5
Metallurgical Testwork	5.0
Technical Studies & Support	4.0
Environmental Work	2.0
Sales & Marketing	1.5
Administration	11.5
Total	**43.5**

21 REFERENCES

BCC Research (2009): Rare Earths, Worldwide Markets, Applications, Technologies (AVM018F)

BCC Research (2006): Rare Earths, Worldwide Markets, Applications, Technologies (AVM018E)

Beus, A.A., Severov, E.A., Sitinin, A.A., and Subbotin, K.D. (1962): Albitized and Greisenized Granites (apogranites), NAUKLAD, SSSR, Moscow.

Birkett, T.C., Richardson, D.G. and Sinclair, W.D. (1994): Gravity modeling of the Blachford Lake Intrusive Suite, Northwest Territories. In Studies of rare-metal deposits in the Northwest Territories. Edited by W.D. Sinclair and D.G. Richardson. Geological Survey of Canada, Bulletin 475.

Bowring, S. A., Van Schmus, W. R., & Hoffman, P. F. (1984): U-Pb Zircon Ages from Athapuscow Aulacogen, East Arm of Great Slave Lake, N.W.T., Canada; Can. J. Earth Sci., v.21, pp. 1315 - 1324.

Davidson, A. (1978): The Blachford Lake Intrusive Suite, an Aphebian Plutonic Complex in the Slave Province, Northwest Territories; Geol. Surv. Can. Paper 78 - 1A, pp. 119 - 122.

Davidson, A. (1982): Petrochemistry of the Blatchford Lake Complex near Yellowknife, Northwest Territories: in Uranium; in Granites, Y.T. Maurice (ed); Geological Survey of Canada, Paper 81-23, pp71-79.

Desrochers, J-P (2010): Geological Memo on the Lake Zone. Internal Memo to Avalon

EBA Engineering Consultants Ltd. (2009, December): Thor Lake Project Pine Point Area Environmental Considerations. Report prepared by EBA Consultants Ltd. for Avalon Rare Metals Inc.

Ecosystem Classification Group. (2008): Ecological Regions of the Northwest Territories – Taiga Shield. Department of Environment and Natural Resources, Government of the Northwest Territories.

Elzéar Belzile (2009): Technical Report for Niobec Mine, 43-101 report.

Golder Associates Ltd. (1998): An Environmental Survey of the Thor Lake Area. Submitted to Highwood Resources Ltd., Morrison, Co.

Golder Associates (1998): Thor Lake Beryllium Project: Environmental Baseline Study. Unpublished report prepared for Highland Resources Ltd. 32 pp + figures and appendices.

Harben, P.W. (2002): The Industrial Mineral Handybook, 4th edition; Industrial Minerals Information, Surrey, U.K.

Henderson, J. B. (1985): Geology of the Yellowknife - Hearne Lake area, District of Mackenzie: a Segment Across an Archean Basin; in Geol. Surv. Can., Memoir 414, 135 p.

IMCOA (2009): Rare Earth Carbonate Pricing. Internal Avalon report.

Melis Engineering Ltd. (2010): Avalon Rare Metals Inc. Thor Lake Project - Nechalacho Deposit Pre-Feasibility Study 1,000 TPD Flotation Plant Process Description. Memorandum prepared for Scott Wilson RPA.

Melis Engineering Ltd. (2010): Avalon Rare Metals Inc. Thor Lake Project - Nechalacho Deposit Pre-Feasibility Study 1,000 TPD Flotation Plant Capital Cost Estimate Draft1. Memorandum prepared for Scott Wilson RPA.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Rock Mechanics Summary. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Tailings and Water Management. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Hydrometallurgical Tailings Management Facility. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

LeCouteur, P. C. (2002): Geological Report on the Lake Zone; prepared for Navigator Exploration Corp., 36 p.

Lindsey, H. Eugene (1987): "Thor Lake Project; Ore Reserves and Further Exploration, NWT, Canada". Internal company report.

Machida, K. (2006): Letter report to Avalon Ventures Ltd. of October 12, 2006.

MDN Inc (2009): Technical Report on the Crevier Property, SGS Geostat, for MDN Inc and Crevier Minerals Inc, 25 May 2009

MDN Inc (2010): News Release

Melville G., Godwin, R., Russell, D., & Polson, J. (1989): Thor lake Area (NWT) Environmental Baseline Survey. Saskatchewan Research Council Publication E-901-1-E-89.

Pedersen, Jens C. (1988): Final Report on the Lake Zone Diamond Drilling of January-March, 1988; prepared for Highwood Resources Ltd., 25 p.

Pedersen, J. C., Trueman, D. L., & Mariano, A. N. (2007): The Thor Lake Rare Earths-Rare Metals Deposits, Northwest Territories, Field Trip Guidebook, GAC/MAC Annual Meeting 2007.

Richardson, D.G. and Birkett, T.C. (1995): Peralkaline rock-associated rare metals; in Geology of Canadian Mineral Deposit Types; in O.R. Eckstrand, W.D. Sinclair, and Saskatchewan Research Council [SRC]. (1989). Thor Lake Area (NWT)

Environmental Baseline Study. Prepared for SENES Consultants Ltd. by Melville, G., Godwin, B., Russell, D., and Polson, J. SRC publication E-901-1-E-89.

Roskill (2009): The Economics of Niobium, 11th Edition

Roskill (2007): The Economics of Zirconium, 12th Edition

SBM Mineral Processing and Engineering Services Ltd. (2009): Process Criteria & Engineering Data for Design of a 1000 TPD Plant for Beneficiation of Thor Lake – Lake Zone Ore, Project Reference SBM-0907, October 2009, Revision 2, November 10, 2009

Sinclair, W. D., Hunt, P.A., & Birkett, T.C. (1994): U-Pb Zircon and Monazite Ages of the Grace Lake Granite, Blachford Lake Intrusive Suite, Slave Province, Northwest Territories, in Radiogenic Age and Isotopic Studies: Report 8; Geol. Surv. Can., Current Research 1994-F, pp. 15 - 20.

Sinton, C. (2006): Rare Earths: Worldwide Markets, Applications, Technologies; BCC Research, Report Code: AVMO 18E.

Source Geology of Canadian Mineral Deposit Types; by Eckstrand, O R (ed.); Sinclair, W D (ed.); Thorpe, R I (ed.); Geological Survey of Canada, Geology of Canada Series no. 8, 1995; pages 523-540 1 CD-ROM

Stantec. (2010a): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 1 – Climate and Hydrology. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010b): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 2 – Hydrogeology. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010c): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 3 – Aquatics and Fisheries. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010d): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 4 – Terrain, Soils, and Permafrost. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010e): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 5 – Vegetation Resources. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010f): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 6 – Wildlife Resources. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Starkey & Associates Inc. (2009): Thor Lake Project SAG Design Testing Report, October 28, 2009

Teck Cominco (2006): Pine Point Mine – Update to Restoration and Abandonment Plan Tailing Impoundment Area. Report. December 2006.

Trueman, D. L., Pedersen, J. C., de St. Jorre, L., & Smith, D. G. W. (1988): The Thor Lake Rare-metal Deposits, Northwest Territories, in Recent Advances in the Geology of Granite Related Mineral Deposits, CIMM Special Volume 39.

U.S.G.S. (2009): Minerals Yearbook, chapters on Niobium, Tantalum, Zirconium, Rare Earths; U.S. Geological Survey, http://minerals.usgs.gov/minerals/pubs/myb.html

Wardrop Engineering Inc. (2006): Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT (Wardrop Document No. 0551530201-REP-R0001-03). Unpublished report prepared by Wardrop Engineering Inc. for Avalon Rare Metals Inc.

Wardrop Engineering Inc. (2009): Thor Lake – Lake Zone Mineral Resource Update, March 2009 (Wardrop Document No. 0851530201-REP-R0002-01). Unpublished report prepared by Wardrop Engineering Inc.

www.metal-pages.com

www.asianmetal.com

22 DATE AND SIGNATURE PAGE

This report titled "Technical Report on the Thor Lake Project, Northwest Territories, Canada" and dated July 29, 2010, as amended September 21, 2010, was prepared and signed by the following authors:

	Signed & Sealed
Dated at Toronto, Ontario September 21, 2010	Jason J. Cox, P.Eng. Senior Mining Engineer Scott Wilson RPA
	Signed & Sealed
Dated at Toronto, Ontario September 21, 2010	John R. Goode, P.Eng. Metallurgist J.R. Goode and Associates
	Signed & Sealed
Dated at Toronto, Ontario September 21, 2010	Donald H. Hains, P.Geo. Associate Consultant, Industrial Minerals Scott Wilson RPA
	Signed & Sealed
Dated at Toronto, Ontario September 21, 2010	Christopher Moreton, Ph.D., P. Geo. Senior Consulting Geologist Scott Wilson RPA

23 CERTIFICATE OF QUALIFIED PERSON

JASON J. COX

I, Jason J. Cox, P.Eng., as an author of this report entitled "Technical Report on the Thor Lake Project, Northwest Territories, Canada", prepared for Avalon Rare Metals Inc., and dated July 29, 2010, as amended September 21, 2010, do hereby certify that:

1. I am a Senior Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the Queen's University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90487158). I have worked as a Mining Engineer for a total of 9 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on more than a dozen mining operations and projects around the world for due diligence and regulatory requirements
    - Feasibility Study project work on three North American mines
    - Planning Engineer to Senior Mine Engineer at three North American mines
    - Contract Co-ordinator for underground construction at an American mine

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Thor Lake Property and Pine Point Property in September 2009.

6. I am responsible for the overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of September, 2010

(Signed & Sealed)

Jason J. Cox, P.Eng.

JOHN R. GOODE

I, John R. Goode, P.Eng., as an author of this report entitled "Technical Report on the Thor Lake Project, Northwest Territories, Canada", prepared for Avalon Rare Metals Inc., and dated July 29, 2010, as amended September 21, 2010, do hereby certify that:

1. I am a metallurgist with J.R. Goode and Associates of Suite 1010, 65 Spring Garden Avenue, Ontario, M2N 6H9.

2. I am a graduate of the Royal School of Mines, London University, UK, in 1963 with a Bachelor of Science (Chemical Engineering in Metallurgy) degree.

3. I am registered as a Professional Engineer in the Province of Ontario (Reg.# 16561011). I have worked as a Metallurgical Engineer for a total of 47 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    6 Worked in a plant that recovered rare earths and thorium as by-products of a Rio Algom uranium plant in the Elliot Lake mining camp

    7 Researched, designed and commissioned a new rare earth recovery plant attached to the Denison uranium plant in the Elliot Lake camp

    8 Performed several rare earth, niobium, and tantalum design and cost studies including those for Molycorp, Mountain Pass; Niocan, Oka Nb-Ta-rare earth project; and Pacific Metal tantalum-niobium plant, Guangdong, China

    - Completed several dozen due diligence, pre-feasibility, and feasibility, design, and commissioning projects involving metallurgy of gold, uranium, rare metals, and base metals around the world.
    - Vice-President, Mining and Metallurgy, Kilborn Ltd., an engineering company now part of SNC Lavalin.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Thor Lake property, Yellowknife, Hay River, and Pine Point in August 2009.

6. I am responsible the preparation of Section 16 and parts of Section 18 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of September, 2010

(Signed & Sealed)

John R. Goode, P.Eng.

DONALD H. HAINS

I, Donald H. Hains, P.Geo., as an author of this report entitled "Technical Report on the Thor Lake Project, Northwest Territories, Canada" prepared for Avalon Rare Metals Inc. and dated July 29, 2010, as amended September 21, 2010, do hereby certify that:

1. I am Associate Consultant, Industrial Minerals with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Queen's University, Kingston, Ontario, in 1974 with an Hon. B.A. degree in chemistry. I am a graduate of Dalhousie University, Halifax, N.S. in 1976 with a Master of Business Administration specializing in finance and marketing

3. I am registered as a Professional Geoscientist in the Province of Ontario (Reg.# 0494). I have worked as a geoscientist for a total of thirty years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Analysis of rare earth production opportunities, 1986
    - Due diligence reports on selected Ta/Nb/rare earth deposits, 1988 – 2010 in Canada, Saudi Arabia, southern Africa, Brazil
    - Due diligence reports on selected carbonatite/rare earth deposits, 1996 – 2010 in Canada, Brazil, southern Africa
    - Due diligence reports on selected minerals sands deposits, including monazite and xenotime, 19995 – 2010 in Africa, United States and Australia
    - Various market studies of supply and demand and applications for Ta/Nb/zircon/rare earths, 1986 - 2010
    - Research scientist, Fiberglas Canada Ltd. and Domtar Construction Materials, 1979 – 1981 and 1989 - 1990

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I have not visited the Thor Lake Property.

6. I am responsible for preparation of parts of Section 18 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 21st day of September, 2010

(Signed & Sealed)

Donald H. Hains, P.Geo

CHRISTOPHER MORETON

I, Christopher Moreton, Ph.D., P. Geo., as an author of this report entitled "Technical Report on the Thor Lake Project, Northwest Territories, Canada", prepared for Avalon Rare Metals Inc., and dated July 29, 2010, as amended September 21, 2010, do hereby certify that:

1. I am a Senior Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Avenue Toronto, ON, M5J 2H7.

2. I am a graduate of the University of Southampton in 1981 with a B.Sc. degree in Geology, the University of Newfoundland in 1984 with a M.Sc. degree in Geology and the University of New Brunswick in 1994 with a Ph.D. degree in Geology.

3. I am registered as a Professional Geologist in the provinces of Ontario (Reg.#1229) and New Brunswick (Reg.#M5484). I have worked as a geologist for more than 21 years. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on numerous exploration and mining projects for due diligence and regulatory requirements
    - Extensive experience with various types of mineral deposits in Canada and worldwide
    - Experience with other rare earth element deposits in Canada
    - Gemcom block modelling expertise

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Thor Lake Project from April 21-23, 2008 as a Senior Geologist for Wardrop Engineering Ltd.

6. I am responsible for the preparation of the geological aspects of sections 1 to 15, 17, 19 and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 21st day of September, 2010

(Signed & Sealed)

Christopher Moreton, Ph.D., P. Geo.